Form 20-F
PS International Group Ltd.
filed 2024-07-24
CIK 1997201

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: July 18, 2024

Commission File Number: 001-42182

PS International Group Ltd.

(Exact name of Registrant as specified in its charter)

Not applicable	Cayman Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Unit 1002, 10/F
Join-in Hang Sing Centre
No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong
+852 2754-3320

(Address of principal executive offices)

Alex Ko
Chief Executive Officer

Telephone: +852 2754-3320

Email: investor_relations@psi-groups.com

At the address of the Company set forth above

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Ordinary shares, par value $0.0001 per share	PSIG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 24,282,937 ordinary shares as of July 18, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting over Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other	☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

EXPLANATORY NOTE

On July 18, 2024 (the “Closing Date”), PS International Group Ltd., a Cayman Islands exempted company (the “Company”), consummated the previously announced business combination (the “Business Combination”) pursuant to the Business Combination Agreement, dated December 27, 2023 (the “Business Combination Agreement”), by and among (i) the Company, (ii) AIB Acquisition Corporation, a Cayman Islands exempted company (“AIB”), (iii) PSI Group Holdings Ltd 利航國際控股有限公司, a Cayman Islands exempted company (“PSI”), (iv) AIB LLC, a Delaware limited liability company (the “Sponsor”), (v) PSI Merger Sub I Limited, a Cayman Islands exempted company (“PSI Merger Sub I”), and (vi) PSI Merger Sub II Limited, a Cayman Islands exempted company (“PSI Merger Sub II”).

Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive ordinary shares of the Company (“Ordinary Shares”), and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

As a result of the Mergers, (a) each of the ordinary shares of PSI that were issued and outstanding immediately prior to the effective time of the First Merger was cancelled and converted into (i) the right to receive 90% of such number of Ordinary Shares equal to the Exchange Ratio, and (ii) the contingent right to receive 10% of such number of Ordinary Shares equal to the Exchange Ratio in accordance with the Business Combination Agreement and an Escrow Agreement, dated July 16, 2024 (the “Escrow Agreement”), by and between the Company, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent. Each ordinary share of AIB that was issued and outstanding immediately prior to the effective time of the Second Merger was cancelled and converted automatically into the right to receive one Ordinary Share. Each issued and outstanding right to receive one-tenth (1/10) of one Class A ordinary share of AIB (“AIB Class A Ordinary Share”) upon the completion of the Business Combination (“AIB Right”) was automatically converted into one-tenth of one Ordinary Share, provided that the Company did not issue fractional shares in exchange for the AIB Rights. As used herein, the “Exchange Ratio” equals to 100.

On July 19, 2024, Ordinary Shares commenced trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PSIG.”

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This shell company report on Form 20-F (including information incorporated herein by reference, this “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. Forward-looking statements include all statements that are not historical statements of fact and statements regarding, but not limited to, the respective expectations, hopes, beliefs, intention or strategies of the Company, PSI or AIB regarding the future. You can identify these statements by forward-looking words such as “may,” “expect,” “predict,” “potential,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” “will,” “would” and “continue” or similar words. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the matters identified in the section titled “Risk Factors” of the Company’s Registration Statement on Form F-4 (Registration No. 333-279807) (as amended from time to time, the “Form F-4”) filed with the Securities and Exchange Commission (the “SEC”) on May 30, 2024, which are incorporated by reference into this Report.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

The directors and executive officers of the Company upon the consummation of the Business Combination are set forth in the Form F-4, in the section titled “Management of Pubco Following the Business Combination,” which is incorporated herein by reference. The business address for each of the Company’s directors and executive officers is Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong.

B. Adviser

Cooley LLP will act as counsel to the Company upon and following the consummation of the Business Combination.

C. Auditors

WWC, P.C. acted as the independent auditor of the Company as of December 31, 2022 and 2023 and for the years ended December 31, 2022 and 2023 and will continue to act as the independent auditor of the Company upon the consummation of the Business Combination.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. [Reserved]

B. Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of December 31, 2023, after giving effect to the Business Combination.

As of December 31, 2023 (pro forma)	($ in thousands)
Cash and cash equivalents	9,246
Total equity	9,065
Debt
Non-current debt	17
Current debt	24,599
Total indebtedness	24,616
Total capitalization	33,681

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The risk factors associated with the Company are described in the Form F-4 in the section titled “Risk Factors,” which is incorporated herein by reference.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

The legal name of the Company is PS International Group Ltd. The Company was incorporated as an exempted company limited by shares under the laws of Cayman Islands on September 12, 2023, solely for the purpose of effectuating the Business Combination. The history and development of the Company and the material terms of the Business Combination are described in the Form F-4 in the sections titled “Summary of the Proxy Statement/Prospectus,” “Proposal No. 1 — The Business Combination Proposal,” “Information Related to Pubco” and “Description of Pubco Securities,” which are incorporated herein by reference. See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain information about the Company is set forth in “Item 4.B — Business Overview” and is incorporated herein by reference.

The Company’s registered office is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands, and the Company’s principal executive office is Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. The Company’s principal website address is www.profitsail.com. We do not incorporate the information contained on, or accessible through, the Company’s websites into this Report, and you should not consider it a part of this Report. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The SEC’s website is www.sec.gov.

B. Business Overview

Following and as a result of the Business Combination, all business of the Company is conducted through PSI and its subsidiaries. A description of the business is included in the Form F-4 in the sections titled “Information Related to PSI” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PSI,” which are incorporated herein by reference.

C. Organizational Structure

Following the consummation of the Business Combination, PSI Merger Sub I has merged with and into PSI with PSI surviving as a wholly-owned subsidiary of the Company, and PSI Merger Sub II has merged with and into AIB with AIB surviving as a wholly-owned subsidiary of the Company. The following diagram depicts an organizational structure of the Company as of the date of this Report. All principal subsidiaries of the Company are set forth in Exhibit 8.1 to this Report.

D. Property, Plants and Equipment

Our property and equipment are held through PSI. Information regarding PSI’s property and equipment is described in the Form F-4 in the section titled “Information related to PSI — Facilities and Property,” which is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition and results of operation of the Company is included in the Form F-4 in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of PSI,” which is incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth certain information relating to the executive officers and directors of the Company as of the date of this Report.

Name	Age	Position(s)
Yee Kit Chan	66	Director and Chairman of the Board
Hok Wai Alex Ko	52	Chief Executive Officer and Director
Chun Kit Tsui	47	Chief Financial Officer
Yong Yao	56	Director
Lai Ping Chan	47	Director
Zijian Tong	45	Director
Eric Chen	49	Director
Tsao-Lung Lai	50	Director Appointee

Mr. Yee Kit Chan is our founder and serves as Director and the Chairman of our board of directors. Mr. Chan also serves as a director of PSIHK and BGG, the Operating Subsidiaries of our Group. Mr. Chan has over 40 years of experience in logistic and supply chain operations. He commenced his career at JET Freight International (H.K.) Limited in 1980. From 1981 to 1982, Mr. Chan worked as a manager at DAS Express (HK) Limited. Prior to the founding of PSIHK in 1993, Mr. Chan worked at “K” Line Air Service (Hong Kong) Limited (formerly also known as “K” Line Air Service Fast Forwarders Limited and Fast Forwarder Limited) from 1985 to 1993 with various positions including assistant sales manager, sales manager, the sales manager of Asia Pacific region and the general manager of China region. Mr. Chan obtained a high school diploma in 1978.

Mr. Hok Wai Alex Ko serves as our Director and Chief Executive Officer. Mr. Ko has over 28 years of experience in logistics and supply chain operations. From 1995 to 2007, Mr. Ko worked at United Airlines holding various positions in airport operations and the sales department. From May 2007 to July 2015, Mr. Ko worked as a sales director at PSIHK, one of our Operating Subsidiaries. Prior to re-joining the Company in February 2022, Mr. Ko founded Trans Orient Logistics (HK) Limited in Sep 2015 and served as its director. Mr. Ko obtained a Diploma in Management Studies jointly awarded by Lingnan University and the Hong Kong Management Association in December 2006. Mr. Ko obtained a Diploma in Hotel Management from I.H.M.E.S. International Hotel School in September 1992 and was awarded a Hospitality Management Diploma from the Educational Institute of the American Hotel and Motel Association in October 1992. Mr. Ko was also awarded Business and Technology Education Council (the “BTEC”) First Diploma in Hotel and Catering, BTEC National Diploma in Hotel, Catering and Institutional Operations from BTEC in December 1991 and April 1994, respectively.

Mr. Chun Kit Tsui has been our Chief Financial Officer since March 2022 and is primarily responsible for our accounting, financial reporting, internal control and compliance functions. He has over 20 years of experience in audit, accounting and finance. Mr. Tsui commenced his career at Lawrence Cheung C.P.A. Company Limited from June 2000 to January 2004 as an audit senior. He then joined BDO McCabe Lo Limited from February 2004 to February 2005 as an audit senior associate. From February 2005 to August 2006, Mr. Tsui was a lecturer at Hong Kong Institute of Vocational Education. From October 2006 to July 2013, he joined PricewaterhouseCoopers Hong Kong, where he provided audit assurance and accounting consulting services to customers in various industries, and his last position was a manager. From August 2013 to August 2020, he served as the general finance manager of Beijing Energy International Holding Co., Ltd. (formerly known as Panda Green Energy Group Limited)(stock code: 00686.HK). Prior to joining our Group, Mr. Tsui served as the finance director of Aceso Life Science Group Limited (stock code: 00474.HK) from August 2020 to March 2022. Mr. Tsui obtained a bachelor’s degree in accountancy from Hong Kong Polytechnic University in November 2000 and a Master degree in Professional Accountancy from University of London in August 2018. He has been a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants since August 2008 and December 2010, respectively.

Mr. Yong Yao serves as our Director. Mr. Yao is an accomplished CFO with a decade-plus experience driving financial excellence in diverse sectors. Since October 2023, Mr. Yao has served at Mountain Valley MD Holding Inc. (CSE:MVMD, OTCQX:MVMDF), a biotech company listed on the Canadian Securities Exchange (“CSE”), with his current role as CFO. Mr. Yao played a pivotal role in guiding the company from the biotech research and development stage to commercialization, expanding its reach across continents with diverse business segmentations, including human healthcare, agriculture, husbandry animals, and aquatics. From October 2018 to August 2023, Mr. Yao served as CFO and a director at Hanalytics Pte Ltd (BioMind®), a healthcare AI company, responsible for overseeing corporate finance, treasury, compliance, and strategic planning. From June 2016 to October 2018, Mr. Yao served as the executive director at Xinyuan Real Estate Co., Ltd. (“Xinyuan”), an NYSE-listed real estate developer and property manager company (NYSE: XIN), and President of Xin Yan Capital, a Xinyuan subsidiary, responsible for facilitating IPO, overseeing global land acquisitions, and managing real estate projects. Prior to that, Mr. Yao served as a vice president at Bank of America Merrill Lynch from April 2013 to June 2016, vice president at Morgan Stanley from January 2009 to April 2013, and senior manager at Scotia Bank Canada from January 2002 to January 2009. Mr. Yao obtained his MBA degree from McGill University in July 2001 and a Bachelor of Science degree in Biology from Nankai University in July 1990. Mr. Yao is designated as a Fellow Chartered Management Accountant (“FCMA”) and Chartered Global Management Accountant (“CGMA”) by AICPA-CIMA UK.

Ms. Lai Ping Chan serves as our Director. Ms. Chan has been a Hong Kong qualified solicitor since October 2004, with extensive experience in corporate finance. Ms. Chan has been working with the senior management teams of listed companies and providing professional advisory services in relation to corporate finance, governance and compliance, business strategies, commercial transactions and solutions to manage risk exposure consistent with business goals. She is currently serving as the in-house legal counsel and director at Arbele Investment Limited (“Arbele”) and its subsidiary, Caleb Biomedical Co., Ltd. Arbele is a biotech and biopharmaceutical company focused on invention of proprietary immunotherapeutic platforms. Ms. Chan is a founder and director of Pingress Limited, an investment holding company. Ms. Chan served as a general counsel & company secretary at Aceso Life Science Group Limited (HKEX: 474) and its subsidiary Hao Tian International Construction Investment Group Limited (HKEX: 1341) each an investment holding company with diversified business in financial services, property development and construction machinery leasing and trading from February 2019 to August 2022, and at Shandong Hi-Speed Holdings Group Limited (HKEX: 412), an investment holding company from February 2018 to January 2019. From April 2015 to January 2018, Ms. Chan served as chief legal officer at Beijing Energy International Holding Co., Ltd. (HKEX: 686), an investment holding company for clean energy business. From March to August 2020, Ms. Chan served as an independent non-executive director at Lerthai Group Limited (HKEX: 112, delisted since January 2021). From August 2002 to November 2023, Ms. Chan successively worked at law firms including Fred Kan & Co., Stevenson, Wong & Co., Troutman Sanders, L&Y Law Office, etc., with her final position as a consultant. Ms. Chan obtained her master’s degree in Corporate Finance from the Hong Kong Polytechnic University in 2007, a postgraduate certificate in law from the University of Hong Kong in 2002, and a bachelor’s degree in law in 2001 from the same.

Mr. Zijian Tong serves as our Director. Mr. Tong has 20 years of experience in capital market and corporate finance, and has a deep understanding in transport and logistics industry with his extensive exposure in the French largest logistics group and later as an equity analyst covering the public companies in the transport and logistics industry. Mr. Tong established Embrace Future International Limited, a capital market and business consulting firm, in British Virgin Islands in December 2022 and has served as the sole director of the same since then. Mr. Tong is engaged to help companies to transition from private to public status, provide professional advisory services to support M&A, strategic investments, reverse taker-over, de-SPAC, investor relations and recapitalizations. From November 2017 to December 2021, Mr. Tong served as partner of CNZF Management Co. Ltd., a specialist investment and structuring firm headquartered in Auckland that provides funds and services to its investor shareholders, originating and managing investments focused on Fintech, Agritech, and real estate industries in the New Zealand. From January 2012 to June 2017, Mr. Tong served as the Investor Relations Director and Board Secretary at China Talent Group (“CTG”), a prestigious privately-owned human resource outsourcing service provider in Beijing, China, where he was primarily engaged in debt and equity financing matters. Mr. Tong served as a Vice President at Finance of Rodobo Internatioanl Inc., a public company once listed on OTCBB from August 2010 to December 2011. From 2006 to 2008, Mr. Tong served as the chief representative of CCG Investor Relations Beijing Office, providing investor relations consulting services to over 50 Chinese companies listed on U.S. stock markets. Mr. Tong obtained his Master’s degree in Bank and Insurance from Institut Des Hautes Etudes Economiques et Commerciales (“INSEEC”) in Bordeaux, France in April 2006 and Bachelor’s degree in economics from Dalian Maritime University Dalian, China in July 2001. Mr. Tong has been a member of the Chartered Institute of Management Accountants (“CIMA”) since July 2017.

Mr. Eric Chen serves as our Director. Mr. Chen served as the Chief Executive Officer of AIB from its inception until the consummation of the Business Combination. Since 2017, he has been the CEO of American International Bank in New York, NY. From 2008 to 2014, Mr. Chen served as Senior Vice-President of Macquarie Group Limited in Beijing, China. From 2003 to 2008, he served as Vice-President (Global Special Situations Group) of Citigroup Hong Kong. Mr. Chen worked as a Specialist (Asset Management Department) of Taiwan Asset Management Corporation (TAMCO) from 2002 to 2003. Mr. Chen received his Master of Science degree in Actuarial Science from Boston University in 2000 and Bachelor of Arts in Administrative and Commercial Studies from University of Western Ontario in 1995.

Mr. Tsao-Lung Lai has agreed to serve as our Director effective on July 27, 2024. Mr. Lai has extensive experience and expertise in the financial industry. Mr. Lai has served as the executive director and Head of asset management business at CTBC Asia Limited, a securities company based in Hong Kong, since March 2022, where he is responsible for directing and overseeing the effective management of the overall asset management operations. Mr. Lai also currently serves as the manager-in-charge of the overall management oversight (“MIC of OMO”) and a licensed responsible officer (“RO”) authorized by the Securities and Future Commission of Hong Kong (“SFC”). Mr. Lai has served as the non-executive director at Land and Houses Securities Public Company limited, a financial services companies in Thailand, since April 2024, and a director of CTBC Funds SPC since August 2023. Prior to his current positions, Mr. Lai served as managing director, MIC of OMO and SFC licensed RO at HS Securities Limited from September 2020 to February 2022, responsible for monitoring all business sector and ensuring the effectiveness of overall operation. From January 2013 to August 2020, Mr. Lai served as the Chairman and managing director at TC Concord Securities Limited, supervising all departments and overseeing both frontline and back-office staff. Prior to that, Mr. Lai served as a director of International Business at Phillip Securities (Hong Kong) Limited from May 2007 to December 2012, where he was primarily responsible for establishing strategic alliances with domestic and foreign institutions and delivering quality solutions and services to financial institutions and investors. Mr. Lai also served for Polaris Securities Group from August 2000 to March 2007, with his last position as the managing director of Polaris Securities (Hong Kong) Limited. Mr. Lai obtained his Master of Science in Actuarial Science from Boston University in September 1998 and an Honor Bachelor of Science from the University of Toronto in July 1997.

Mr. Axel Hoerger has resigned as a Director of the Company due to personal reasons which has been effective. None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers.

B. Compensation

Information pertaining to the compensation of the directors and executive officers of the Company is set forth in the Form F-4, in the sections titled “PSI’s Directors and Executive Officers — Compensation of Directors and Executive Officers,” “Management of Pubco Following the Business Combination — Employment Agreements and Indemnification Agreements” and “Management of Pubco Following the Business Combination — 2024 Share Incentive Plan,” which are incorporated herein by reference.

C. Board Practices

Information pertaining to the Company’s board practices is set forth in the Form F-4, in the section titled “Management of Pubco Following the Business Combination — Board Committees,” which is incorporated herein by reference.

D. Employees

Information pertaining to the Company’s employees is set forth in the Form F-4, in the section titled “Information Related to Pubco — Employees,” which is incorporated herein by reference.

E. Share Ownership

Ownership of the Ordinary Shares by its directors and executive officers upon the consummation of the Business Combination is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of Ordinary Shares as of July 18, 2024 by:

●	each person known by us to be the beneficial owner of more than 5% of Ordinary Shares;

●	each of our directors and executive officers; and

●	all our directors and executive officers as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if that person possesses sole or shared voting or investment power over that security. A person is also deemed to be a beneficial owner of securities that the person has a right to acquire within 60 days including, without limitation, through the exercise of any option, warrant or other right or the conversion of any other security. Such securities, however, are deemed to be outstanding only for the purpose of computing the percentage beneficial ownership of that person but are not deemed to be outstanding for the purpose of computing the percentage beneficial ownership of any other person. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities.

The calculations of the percentage of beneficial ownership are based on 24,282,937 Ordinary Shares issued and outstanding, as of July 18, 2024.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them.

	Ordinary Shares	% of Total Ordinary Shares / Voting Power
Directors and Executive Officers*
Yee Kit Chan(1)	15,534,000	64.0%
Hok Wai Alex Ko(2)	469,000	1.9%
Chun Kit Tsui(3)	266,000	1.1%
Yong Yao	—	—
Lai Ping Chan	—	—
Zijian Tong	—	—
Tsao-Lung Lai	—	—
Eric Chen(4)	2,558,437	10.5%
All Directors and Executive Officers as a Group (8 individuals)	18,827,437	77.5%

Principal Shareholders
Grand Pro Development Limited(1)	13,534,000	55.7%
AIB LLC(4)	2,558,437	10.5%
Profit Sail SAS Holdings Company Limited(1)	2,000,000	8.2%
Active Move Group Holdings Limited(5)	1,800,000	7.4%

*	The business address for the directors and executive officers of the Company will be Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong.

(1)	Mr. Yee Kit Chan controls 100% of each of Grand Pro Development Limited and Profit Sail SAS Holdings Company Limited. Mr. Yee Kit Chan may be deemed the beneficial owner of the shares held by Grand Pro Development Limited and Profit Sail SAS Holdings Company Limited.

(2)	Represents 469,000 Ordinary Shares that Hok Wai Alex Ko has the rights to acquire within 60 days of the Closing Date, by exercising the options granted and vested on the Closing Date under the 2024 share incentive plan adopted by the Company, effective upon the Closing Date (the “2024 Plan”).

(3)	Represents 266,000 Ordinary Shares that Chun Kit Tsui has the rights to acquire within 60 days of the Closing Date, by exercising the options granted and vested under the 2024 Plan on the Closing Date.

(4)	Represents (i) 2,501,875 Ordinary Shares received by the Sponsor in exchange for the Founder Shares (as defined in the Business Combination Agreement) held by the Sponsor, (ii) 34,562 Ordinary Shares received by the Sponsor in exchange for the 34,562 AIB Class A Ordinary Shares underlying the Private Rights (as defined in the Business Combination Agreement) held by the Sponsor, and (iii) 22,000 Ordinary Shares received by the Sponsor to settle working capital loans of $200,000 due to the Sponsor. Mr. Eric Chen has voting and dispositive power over the shares held by the Sponsor. As such, Eric Chen may be deemed as the beneficial owner of the Ordinary Shares held by the Sponsor.

(5)	Mr. Kin Yin Alfred Kwong controls 100% of Active Move Group Holdings Limited. Mr. Kin Yin Alfred Kwong may be deemed as the beneficial owner of the Ordinary Shares held by Active Move Group Holdings Limited.

B. Related Party Transactions

Information pertaining to the Company’s related party transactions is set forth in the Form F-4 in the section titled “Certain Relationships and Related Person Transactions — PSI Relationships and Related Party Transactions,” which is incorporated herein by reference.

C. Interests of Experts and Counsel

None / Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Financial Statements

Consolidated financial statements have been filed as part of this Report. See Item 18 “Financial Statements.”

Legal Proceedings

Legal or arbitration proceedings are described in the Form F-4 in the section titled “Information Related to Pubco — Legal Proceedings,” which is incorporated herein by reference.

Dividend Policy

The Company’s policy on dividend distributions is described in the Form F-4 in the section titled “Description of Pubco Securities—Ordinary Shares—Dividends,” which is incorporated herein by reference.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Ordinary Shares are listed on Nasdaq under the symbol “PSIG.” Holders of Ordinary Shares should obtain current market quotations for their securities.

B. Plan of Distribution

Not applicable.

C. Markets

Ordinary Shares are listed on Nasdaq under the symbol “PSIG.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company’s authorized share capital is 500,000,000 ordinary shares of par value of US$0.0001 per share. As of July 18, 2024, subsequent to the Closing Date, 24,282,937 Ordinary Shares were outstanding and issued.

B. Memorandum and Articles of Association

The amended and restated articles of association of the Company (“Company Charter”) effective as of July 16, 2024 are filed as part of this Report.

The description of the Company Charter contained in the Form F-4 in the section titled “Description of Pubco Securities” is incorporated herein by reference.

C. Material Contracts

Material Contracts Relating to the Business Combination

Business Combination Agreement

The description of the Business Combination Agreement in the Form F-4 in the section titled “Proposal No. 1 — The Business Combination Proposal” is incorporated herein by reference.

Related Agreements

The description of the material provisions of certain additional agreements entered into pursuant to the Business Combination Agreement in the Form F-4 in the section titled “The Business Combination Agreement and Other Transaction Documents — Related Agreements and Documents” is incorporated herein by reference.

D. Exchange Controls

There are no governmental laws, decrees, regulations or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Company, or that may affect the remittance of dividends, interest, or other payments by the Company to non-resident holders of its Ordinary Shares. There is no limitation imposed by the laws of the Cayman Islands or in the Company Charter on the right of non-residents to hold or vote shares.

E. Taxation

Information pertaining to tax considerations is set forth in the Form F-4, in the section titled “Material Tax Considerations,” which is incorporated herein by reference.

F. Dividends and Paying Agents

Information regarding Company’s policy on dividends is described in the Form F-4, in the section titled “Description of Pubco Securities — Ordinary Shares — Dividends,” which is incorporated herein by reference. The Company has not identified a paying agent.

G. Statement by Experts

The consolidated financial statements of the Company and its subsidiaries incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of WWC, P.C., an independent registered public accounting firm, upon the authority of the said firm as expert in accounting and auditing.

The financial statements of AIB incorporated by reference in this Report have been so incorporated by reference in reliance upon such report of UHY LLP, an independent registered public accounting firm, upon the authority of the said firm as expert in accounting and auditing.

H. Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We may, but are not required, to furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information set forth in the Form F-4, in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation of PSI — Quantitative and Qualitative Disclosures about Market Risk,” is incorporated herein by reference.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The audited financial statements of AIB as of December 31, 2022 and 2023, and for the years ended December 31, 2022 and 2023 contained in the Form F-4 between pages F-3 and F-49 are incorporated herein by reference.

The audited consolidated financial statements of the Company and its subsidiaries as of December 31, 2022 and 2023, and for the years ended December 31, 2022 and 2023 contained in the Form F-4 between pages F-51 and F-77 are incorporated herein by reference.

The unaudited pro forma condensed combined financial information of the Company and AIB are attached as Exhibit 15.1 to this Report.

ITEM 19. EXHIBITS

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
1.1	Amended and Restated Memorandum and Articles of Association of the Company, effective on July 16, 2024 (incorporated by reference to Exhibit 3.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
2.1	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
2.2	Rights Agreement dated January 18, 2022, between AIB Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 4.1 to AIB’s Current Report on Form 8-K, filed with the SEC on January 24, 2022)
3.1	Registration Rights Agreement, dated January 18, 2022, by and among AIB and certain security holders (incorporated herein by reference to Exhibit 10.3 to AIB’s Current Report on Form 8-K, filed with the SEC on January 24, 2022)
3.2	Private Placement Unit Purchase Agreement, dated January 18, 2022, by and between AIB and AIB LLC (incorporated herein by reference to Exhibit 10.5 to AIB’s Current Report on Form 8-K, filed with the SEC on January 24, 2022)
3.3	Unit Purchase Option, dated January 21, 2022, issued by AIB to Maxim Partners LLC (incorporated herein by reference to Exhibit 10.6 to AIB’s Current Report on Form 8-K, filed with the SEC on January 24, 2022)
3.4	Administrative Support Agreement, dated January 18, 2022, by and between AIB and the Sponsor (incorporated herein by reference to Exhibit 10.7 to AIB’s Current Report on Form 8-K, filed with the SEC on January 24, 2022)
3.5	Form of Lock-Up Agreement, dated as of December 27, 2023, by and among the Company, AIB LLC, PSI, AIB, and shareholders of PSI (incorporated herein by reference to Exhibit 10.2 to AIB’s Current Report on Form 8-K, filed with the SEC on January 3, 2024)
3.6	Form of Shareholder Support Agreement, dated as of December 27, 2023, by and among the Company, PSI, certain shareholders of PSI, AIB, certain shareholders of AIB, and AIB LLC (incorporated herein by reference to Exhibit 10.3 to AIB’s Current Report on Form 8-K, filed with the SEC on January 3, 2024)
3.7	Form of Registration Rights Agreement, dated as of December 27, 2023, by and among the Company, AIB, and certain investors of AIB and PSI (incorporated herein by reference to Exhibit 10.4 to AIB’s Current Report on Form 8-K, filed with the SEC on January 3, 2024)
3.8*#	Share Escrow Agreement, dated as of July 16, 2024, by and among the Company, Sponsor, and Continental Stock Transfer & Trust Company as Escrow Agent
4.1#	Business Combination Agreement, among the Company, PSI, AIB, Sponsor, PSI Merger Sub I, and PSI Merger Sub II, dated December 27, 2023 (incorporated by reference to Exhibit 2.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.2	Plan of Second Merger (incorporated by reference to Exhibit 2.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.3†	2024 Share Incentive Plan of the Company (incorporated by reference to Exhibit 10.19 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.4†	Form of Indemnification Agreement between the Company and each executive officer and director of the Company (incorporated herein by reference to Exhibit 10.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.5†	Form of Employment Agreement between the Company and each executive officer of the Company (incorporated herein by reference to Exhibit 10.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.6†	Form of Director Agreement between Registrant and each director of the Company (incorporated herein by reference to Exhibit 10.3 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
8.1*	List of principal subsidiaries of the Company
11.1	Code of Business Conduct and Ethics of the Company, effective on July 18, 2024 (incorporated herein by reference to Exhibit 99.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
15.1*	Unaudited Pro Forma Condensed Combined Financial Information of the Company and AIB
15.2*	Consent of WWC, P.C., independent public accountant to PSI
15.3*	Consent of UHY LLP, independent public accountant to AIB Acquisition Corporation

*	Filed herewith.
†	Indicates a management contract or any compensatory plan, contract or arrangement.
#	Schedules and annexes have been omitted

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Report on its behalf.

PS International Group Ltd.

July 24, 2024	By:	/s/ Yee Kit Chan
		Name:	Yee Kit Chan
		Title:	Director