Form 20-F
period 2024-12-31
PS International Group Ltd.
filed 2025-04-30
CIK 1997201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from               to

Commission file number: 001-42182

PS INTERNATIONAL GROUP LTD.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Units 1002, 10/F

Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Address of principal executive offices)

Hang Tat Gabriel Chan

Chief Executive Officer

Telephone: +852 2754-3320

Email: Investor_relations@psi-groups.com

Units 1002, 10/F

Join-in Hang Sing Centre

No.2-16 Kwai Fung Crescent, Kwai Chung
New Territories, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	PSIG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 25,976,936 shares of ordinary shares issued and outstanding as of March 28, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☐ No☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

“AIB” refers to AIB Acquisition Corporation, a Cayman Islands exempted company

“Amended and Restated Memorandum and Articles of Association” refers to the amended and restated memorandum of association and the articles of association of PS International Group Ltd., adopted May 23, 2024;

“BGG” refers to Business Great Global Supply Chain Limited, a Hong Kong company that is an operating subsidiary of the Company;

“BGG (BVI)” refers to BGG (BVI) Ltd., a indirectly wholly owned subsidiary incorporated in British Virgin Islands;

“Business Combination” means the mergers and transactions under the Business Combination Agreement, pursuant to which PSI and AIB became the wholly-owned subsidiaries of the Company;

“Business Combination Agreement” means that certain business combination agreement, among PSI, AIB, the Company, Sponsor, PSI Merger Sub I and PSI Merger Sub II, dated December 27, 2023 (as the same may be amended, restated or supplemented).

“BGG” means Business Great Global Supply Chain Limited, a company with limited liability under the laws of Hong Kong and the wholly-owned operating subsidiary of the Company.

“China” or the “PRC” refer to the People’s Republic of China, including Hong Kong and Macau;

“HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong;

“Hong Kong” refers to Hong Kong Special Administrative Region of the People’s Republic of China;

“Mainland China” refers to the mainland of the People’s Republic of China; excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this annual report only;

“Operating Subsidiaries” refers to PSIHK and BGG, the subsidiaries of the Company, unless otherwise specified;

“Ordinary Shares” refers to the Company’s ordinary shares, par value US$0.0001 per share;

“PSI” refers to PSI Group Holdings Ltd, a Cayman Islands exempted company that is the intermediate holding company of PSI (BVI), BGG (BVI), and the Operating Subsidiaries, directly wholly-owned by PS International Group Ltd.;

“PSI (BVI)” refers to PSI (BVI) Ltd., a wholly owned subsidiaries incorporated in British Virgin Islands;

“PSI Merger Sub I” refers to PSI Merger Sub I Limited, a Cayman Islands exempted company;

“PSI Merger Sub II” refers to PSI Merger Sub II Limited, a Cayman Islands exempted company;

“PSIHK” refers to Profit Sail Int’l Express (H.K.) Limited, a Hong Kong company that is an operating subsidiary of the Company;

“SEC” refers to the United States Securities and Exchange Commission;

“Sponsor” refers to AIB LLC, a Delaware limited liability company affiliated with AIB’s chief executive officer;

“US$” or “U.S. dollars” refers to the legal currency of the United States; and

“We,” “us,” “our,” “the Company” “our company” or “PS Group” refers to PS International Group Ltd., the holding company that is incorporated under the laws of Cayman Islands, and its subsidiaries and consolidated affiliated entities.

ii

PS International Group Ltd. is a holding company with operations conducted in Hong Kong through its Operating Subsidiary in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a year-end spot rate of HK$7.80 to US$1.00 or an average rate of HK$7.80 to US$1.00 for the fiscal years ended December 31, 2024 and 2023.

We obtained the industry and market data used in this annual report or any document incorporated by reference from industry publications, research, surveys and studies conducted by third parties and our own internal estimates based on our management’s knowledge and experience in the markets in which we operate. We did not, directly or indirectly, sponsor or participate in the publication of such materials, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report. We have sought to provide current information in this annual report and believe that the statistics provided in this annual report remain up-to-date and reliable, and these materials are not incorporated in this annual report other than to the extent specifically cited in this annual report.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements. A forward-looking statement is a projection about a future event or result, and whether the statement comes true is subject to many risks and uncertainties. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. The actual results or activities of the Company will likely differ from projected results or activities of the Company as described in this Annual Report, and such differences could be material.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results and performance of the Company to be different from any future results, performance and achievements expressed or implied by these statements. In other words, our performance might be quite different from what the forward-looking statements imply. You should review carefully all information included in this Annual Report.

You should rely only on the forward-looking statements that reflect management’s view as of the date of this Annual Report. We undertake no obligation to publicly revise or update these forward-looking statements to reflect subsequent events or circumstances. You should also carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission (the “SEC”). The Private Securities Reform Act of 1995 contains a safe harbor for forward-looking statements on which the Company relies in making such disclosures. In connection with the “safe harbor,” we are hereby identifying important factors that could cause actual results to differ materially from those contained in any forward-looking statements made by us or on our behalf. Factors that might cause such a difference include, but are not limited to, those discussed in the section entitled “Risk Factors” under Item 3. - “Key Information.”

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and publish our financial statements in United States Dollars. Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated, may not be the arithmetic aggregation of the percentages that precede them.

iii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable

3.C. Reasons for the Offer and Use of Proceeds

Not applicable

3.D. Risk Factors

An investment in the Company’s securities involves a high degree of risk. Investors purchasing our securities are purchasing securities of the Cayman Islands holding company rather than securities of our Operating Subsidiaries that operate in Hong Kong. You should carefully consider the risks described below, together with all of the other information included in this annual report, before making an investment decision. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, the value of the Company’s securities could significantly decline or be worthless and you may lose all or part of your investment.

Risks Related to Doing Business in the Jurisdictions in which Our Operating Subsidiaries Operate

All of our operations are located in Hong Kong. PRC laws and regulations in general are not applicable or enforceable in Hong Kong. However, due to the potential long arm application of these laws and regulations, the PRC government may exercise significant direct oversight and discretion over the conduct of our business and may intervene or influence our operations, which could result in a material change in our operations and/or the value of our ordinary shares. Our Operating Subsidiaries may be subject to laws and regulations of Mainland China, which may impair our ability to operate profitably and result in a material negative impact on our operations and/or the value of our ordinary shares. Furthermore, the changes in the policies, regulations, rules, and the enforcement of laws of the PRC may also occur quickly with little advance notice and our assertions and beliefs of the risk imposed by the PRC legal and regulatory system cannot be certain.

Our Operating Subsidiaries are located, and operate their business, in Hong Kong, a special administrative region of the PRC. Although some of our customers are individuals from Mainland China or companies that have shareholders and directors that are individuals from Mainland China, our Operating Subsidiaries do not have operations in Mainland China or collect, store or process any personal data of any customer in Mainland China, and are not regulated by any regulator in Mainland China. As a result, the laws and regulations of Mainland China do not currently have any material impact on our business, financial condition and results of operation. Furthermore, except for the Basic Law of the Hong Kong Special Administrative Region of the People’s Republic of China (“Basic Law”), national laws of Mainland China do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. National laws and regulations relating to data protection, cybersecurity and the anti-monopoly have not been listed in Annex III and so do not apply directly to Hong Kong.

However, due to long arm provisions under the current Mainland China laws and regulations, there remain regulatory and legal uncertainty with respect to the implementation of laws and regulations of Mainland China to Hong Kong. As a result, there is no guarantee that the PRC government may not choose to implement the laws of Mainland China to Hong Kong and exercise significant direct influence and discretion over the operation of our Operating Subsidiaries in the future and, it will not have a material adverse impact on our business, financial condition and results of operations, due to changes in laws, political environment or other unforeseeable reasons.

In the event that we or our Operating Subsidiaries were to become subject to laws and regulations of Mainland China, the legal and operational risks associated in Mainland China may also apply to our operations in Hong Kong, and we face the risks and uncertainties associated with the legal system in Mainland China, complex and evolving Mainland China laws and regulation, and as to whether and how the recent PRC government statements and regulatory developments, such as those relating to the use of variable interest entities, data and cyberspace security and anti-monopoly concerns, would be applicable to a companies like our Operating Subsidiaries and us, given the substantial operations of our Operating Subsidiaries and the Chinese government may exercise significant oversight over the conduct of business in Hong Kong.

The laws and regulations in Mainland China are evolving, and their enactment timetable, interpretation, enforcement, and implementation involve significant uncertainties, and may change quickly with little advance notice, along with the risk that the PRC government may intervene or influence our Operating Subsidiaries’ operations at any time could result in a material change in our operations and/or the value of our securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Moreover, there are substantial uncertainties regarding the interpretation and application of Mainland China laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business.

The laws, regulations, and other government directives in Mainland China may also be costly to comply with, and such compliance or any associated inquiries or investigations or any other government actions may:

●	delay or impede our development;

●	result in negative publicity or increase our operating costs;

●	require significant management time and attention;

●	cause devaluation of our securities or delisting; and,

●	subject us to remedies, administrative penalties and even criminal liabilities that may harm our business, including fines assessed for our current or historical operations, or demands or orders that we modify or even cease our business operations.

The PRC government may intervene or influence the Hong Kong operations of an offshore holding company, such as ours, at any time. The PRC government may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers. If the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers and we were to be subject to such oversight and control, it may result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ operations in Hong Kong.

As a company mainly conducting business in Hong Kong, a special administrative region of China and our subsidiaries’ clients include mainland China residents, our subsidiaries’ business and our prospects, financial condition, and results of operations may be influenced to a significant degree by political, economic, and social conditions in China generally. The PRC government may intervene or influence the operations in mainland China of an offshore holding company at any time, which, if extended to our subsidiaries’ operations in Hong Kong, could result in a material adverse change to our subsidiaries’ operations. The PRC government has recently indicated an intent to exert more oversight and control over listings conducted overseas and/or foreign investment in issuers based in mainland China. For instance, on July 6, 2021, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities, which emphasized the need to strengthen the supervision over overseas listings by companies in mainland China. We cannot assure you that the oversight will not be extended to companies operating in Hong Kong like us and any such action may significantly limit or completely hinder our ability to offer or continue to offer our securities to investors, result in a material adverse change to our subsidiaries’ business operations, including our subsidiaries’ Hong Kong operations, and damage our reputation.

Our subsidiaries’ business, our financial condition and results of operations, and/or the value of our Ordinary Shares or our ability to offer or continue to offer securities to investors may be materially and adversely affected by existing or future PRC laws and regulations which may become applicable to our subsidiaries.

We have no operations in Mainland China. However, our Operating Subsidiaries are located and operate in Hong Kong, a special administrative region of the PRC, there is no guarantee that if certain existing or future PRC laws become applicable to our subsidiaries, it will not have a material adverse impact on our subsidiaries’ business, financial condition and results of operations and/or our ability to continue to offer securities to investors.

Except for the Basic Law of the Hong Kong Special Region of the People’s Republic of China (“Basic Law”), national laws of mainland China (“National Laws”) do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong. PRC laws and regulations relating to data protection, cyber security and the anti-monopoly have not been listed in Annex III and thus they may not apply directly to Hong Kong.

The PRC laws and regulations are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to our subsidiaries, we may be subject to the risks and uncertainties associated with the legal system in mainland China, including with respect to the enforcement of laws and the possibility of changes of rules and regulations with little or no advance notice.

We may also become subject to the PRC laws and regulations to the extent our subsidiaries commence business and customer facing operations in mainland China as a result of any future acquisition, expansion or organic growth. There is no guarantee that this will continue to be the case in the future in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even when such permission is obtained, it will not be subsequently denied or rescinded. It remains uncertain as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offering and other capital markets activities and due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future, it remains uncertain whether the PRC government will adopt additional requirements or extend the existing requirements to apply to our operating subsidiary located in Hong Kong. It is also uncertain whether the Hong Kong government will be mandated by the PRC government, despite the constitutional constraints of the Basic Law, to control over offerings conducted overseas and/or foreign investment of entities in Hong Kong, including our operating subsidiary. Any actions by the PRC government to exert more oversight and control over offerings (including businesses whose primary operations are in Hong Kong) that are conducted overseas and/or foreign investments in Hong Kong-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

If we and/or our subsidiaries were to be required to comply with cybersecurity, data privacy, data protection, or any other PRC laws and regulations related to data and we and/or our subsidiaries cannot comply with such PRC laws and regulations, our subsidiaries’ business, financial condition, and results of operations may be materially and adversely affected.

We may be subject to a variety of cybersecurity, data privacy, data protection, and other PRC laws and regulations related to data, including those relating to the collection, use, sharing, retention, security, disclosure, and transfer of confidential and private information, such as personal information and other data. These laws and regulations apply not only to third-party transactions, but also to transfers of information within our organization. These laws and regulations may restrict our subsidiaries’ business activities and require us and/or our subsidiaries to incur increased costs and efforts to comply, and any breach or noncompliance may subject us and/or our subsidiaries to proceedings against such entity(ies), damage our reputation, or result in penalties and other significant legal liabilities, and thus may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

As the laws and regulations related to cybersecurity, data privacy, and data protection in mainland China where our subsidiaries do not have operations are relatively new and evolving, and their interpretation and application may be uncertain, it is still unclear if we and/or our subsidiaries may become subject to such new laws and regulations.

The PRC Data Security Law, or the Data Security Law, which was promulgated by the Standing Committee of the National People’s Congress on June 10, 2021 and took effect on September 1, 2021, requires data collection to be conducted in a legitimate and proper manner, and stipulates that, for the purpose of data protection, data processing activities must be conducted based on data classification and hierarchical protection system for data security. According to Article 2 of the Data Security Law, it applies to data processing activities within the territory of mainland China as well as data processing activities conducted outside the territory of mainland China which jeopardize the national interest or the public interest of China or the rights and interest of any PRC organization and citizens. Any entity failing to perform the obligations provided in the Data Security Law may be subject to orders to correct, warnings and penalties including ban or suspension of business, revocation of business licenses or other penalties. As of the date of this Annual Report, we do not have any operation or maintain any office or personnel in mainland China, and we have not conducted any data processing activities which may endanger the national interest or the public interest of China or the rights and interest of any Chinese organization and citizens. Therefore, we do not believe that the Data Security Law is applicable to us.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. According to Article 3 of the Personal Information Protection Law, it is applied not only to personal information processing activities carried out in the territory of mainland China but also to personal information processing activities outside the mainland China for the purpose of offering products or services to domestic natural persons in the territory of mainland China. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. As our subsidiaries’ services are provided in Hong Kong rather than in the mainland China to clients worldwide, including but not limited to clients of mainland China who visit our offices in these locations, we take the view that we and our subsidiaries are not subject to the Personal Information Protection Law.

On July 7, 2022, the Cyberspace Administration of China (the “CAC”) issued the Measures for Security Assessment of Outbound Data Transfer, or the Measures, which took effect on September 1, 2022. According to the Measures, in addition to the self-risk assessment requirement for provision of any data outside mainland China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of important data by a data processor; (ii) outbound transfer of personal information by an operator of critical information infrastructure or a data processor which has processed more than one million users’ personal data; (iii) outbound transfer of personal information by a data processor which has made outbound transfers of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively since January 1 of the previous year; (iv) such other circumstances where ex-ante security assessment and evaluation of cross-border data transfer is required by the CAC. As of the date of this Annual Report, we and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Therefore, we believe that the Measures is not applicable to us.

However, given the recency of the issuance of the above PRC laws and regulations related to cybersecurity and data privacy, we and our subsidiaries still face uncertainties regarding the interpretation and implementation of these laws and regulations and we could not rule out the possibility that any PRC governmental authorities may subject us and/or our subsidiaries to such laws and regulations in the future. If they are deemed to be applicable to us and/or our subsidiaries, we cannot assure you that we and our subsidiaries will be compliant with such new regulations in all respects, and we and/or our subsidiaries may be ordered to rectify and terminate any actions that are deemed illegal by the PRC governmental authorities and become subject to fines and other government sanctions, which may materially and adversely affect our subsidiaries’ business and our financial condition and results of operations.

If we and/or our subsidiaries were to be required to obtain any permission or approval from or complete any filing procedure with the China Securities Regulatory Commission (the “CSRC”), the CAC, or other PRC governmental authorities in connection with the Business Combination or future offerings under PRC laws, we and/or our subsidiaries may be fined or subject to other sanctions, and our subsidiaries’ business and our reputation, financial condition, and results of operations may be materially and adversely affected.

The Cybersecurity Review Measures jointly promulgated by the CAC and other relevant PRC governmental authorities on December 28, 2021 required that, among others, “critical information infrastructure” or network platform operators holding over one million users’ personal information to apply for a cybersecurity review before any public offering on a foreign stock exchange. However, this regulation is recently issued and there remain substantial uncertainties about its interpretation and implementation.

As of the date of this Annual Report, we and our subsidiaries do not have any business operation or maintain any office or personnel in mainland China. We and our subsidiaries have not collected, stored, or managed any personal information in mainland China. Based on the assessment conducted by the management, we believe that we and our subsidiaries are not currently required to proactively apply to a cybersecurity review for the Business Combination or future offerings overseas, on the basis that (i) our subsidiaries are incorporated in Hong Kong, the British Virgin Islands, and other jurisdictions outside of mainland China and operate in Hong Kong without any subsidiary or variable interest entities (“VIE”) structure in mainland China, and we do not maintain any office or personnel in mainland China; (ii) except for the Basic Law, the National Laws do not apply in Hong Kong unless they are listed in Annex III of the Basic Law and applied locally by promulgation or local legislation, and National Laws that may be listed in Annex III are currently limited under the Basic Law to those which fall within the scope of defense and foreign affairs as well as other matters outside the limits of the autonomy of Hong Kong, and PRC laws and regulations relating to data protection and cyber security have not been listed in Annex III as the date of this Annual Report; (iii) our data processing activities are solely carried out by our overseas entities outside of mainland China for the purpose of offering services in Hong Kong and other jurisdictions outside of mainland China; (iv) we and our subsidiaries do not control more than one millions users’ personal information as of the date of this Annual Report; (v) as of the date of this Annual Report, we and our subsidiaries have not received any notice of identifying us as critical information infrastructure from any relevant PRC governmental authorities; and (vi) as of the date of this Annual Report, none of us or our subsidiaries have been informed by any PRC governmental authority of any requirement for a cybersecurity review.

Additionally, we believe that we and our subsidiaries are compliant with the regulations and policies that have been issued by the CAC to date and there was no material change to these regulations and policies since the Business Combination. However, regulatory requirements on cybersecurity and data security in the mainland China are constantly evolving and can be subject to varying interpretations or significant changes, which may result in uncertainties about the scope of our responsibilities in that regard, and there can be no assurance that the relevant PRC governmental authorities, including the CAC, would reach the same conclusion as us. We will closely monitor and assess the implementation and enforcement of the Cybersecurity Review Measures. If the Cybersecurity Review Measures mandates clearance of cybersecurity and/or data security regulators and other specific actions to be completed by companies like us, we may face uncertainties as to whether we can meet such requirements timely, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which took effect on March 31, 2023. The Trial Measures requires companies in mainland China that seek to offer and list securities overseas, both directly and indirectly, to fulfill the filing procedures with the CSRC. According to the Trial Measures, the determination of the “indirect overseas offering and listing by companies in mainland China” shall comply with the principle of “substance over form” and particularly, an issuer will be required to go through the filing procedures under the Trial Measures if the following criteria are met at the same time: (i) 50% or more of the issuer’s operating revenue, total profits, total assets or net assets as documented in its audited consolidated financial statements for the most recent accounting year are accounted for by companies in mainland China; and (ii) the main parts of the issuer’s business activities are conducted in mainland China, or its main places of business are located in mainland China, or the senior managers in charge of its business operation and management are mostly Chinese citizens or domiciled in mainland China. On the same day, the CSRC held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which clarifies that (i) on or prior to the effective date of the Trial Measures, companies in mainland China that have already submitted valid applications for overseas offering and listing but have not obtained approval from overseas regulatory authorities or stock exchanges shall complete the filing before the completion of their overseas offering and listing; and (ii) companies in mainland China which, prior to the effective date of the Trial Measures, have already obtained the approval from overseas regulatory authorities or stock exchanges and are not required to re-perform the regulatory procedures with the relevant overseas regulatory authority or stock exchange, but have not completed the indirect overseas listing, shall complete the overseas offering and listing before September 30,2023, and failure to complete the overseas listing within such six-month period will subject such companies to the filing requirements with the CSRC.

Based on the assessment conducted by the management, we are not subject to the Trial Measures, because we are incorporated in the Cayman Islands and our subsidiaries are incorporated in Hong Kong, the British Virgin Islands and other regions outside of mainland China and operate in Hong Kong without any subsidiary or VIE structure in mainland China, and we do not have any business operations or maintain any office or personnel in mainland China. However, as the Trial Measures and the supporting guidelines are newly published, there exists uncertainty with respect to the implementation and interpretation of the principle of “substance over form”. As of the date of this Annual Report, there was no material change to these regulations and policies since the Business Combination. If our future securities offerings, and our listing on Nasdaq were later deemed as “indirect overseas offering and listing by companies in mainland China” under the Trial Measures, we may need to complete the filing procedures for our Business Combination and future secondary offerings, and listing. If we are subject to the filing requirements, we cannot assure you that we will be able to complete such filings in a timely manner or even at all.

Since these statements and regulatory actions are new, it is also highly uncertain in the interpretation and the enforcement of the above cybersecurity and overseas listing laws and regulation. There is no assurance that the relevant PRC governmental authorities would reach the same conclusion as us. If we and/or our subsidiaries are required to obtain approval or fillings from any governmental authorities, including the CAC and/or the CSRC, in connection with the listing or continued listing of our securities on a stock exchange outside of Hong Kong or mainland China, it is uncertain how long it will take for us and/or our subsidiaries to obtain such approval or complete such filing, and, even if we and our subsidiaries obtain such approval or complete such filing, the approval or filing could be rescinded. Any failure to obtain or a delay in obtaining the necessary permissions from or complete the necessary filing procedure with the PRC governmental authorities to conduct offerings or list outside of Hong Kong or mainland China may subject us and/or our subsidiaries to sanctions imposed by the PRC governmental authorities, which could include fines and penalties, suspension of business, proceedings against us and/or our subsidiaries, and even fines on the controlling shareholder and other responsible persons, and our subsidiaries’ ability to conduct our business, our ability to invest into mainland China as foreign investments or accept foreign investments, or our ability to list on a U.S. or other overseas exchange may be restricted, and our subsidiaries’ business, and our reputation, financial condition, and results of operations may be materially and adversely affected.

If the Chinese government chooses to extend the oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers to Hong Kong-based issuers, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements, laws and regulations by the Chinese government, including the Measures for Cybersecurity Review (2021), the PRC Personal Information Protection Law and the Trial Measures, have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. It is uncertain whether the Chinese government will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. We could be subject to approval or review of Chinese regulatory authorities to pursue future offerings. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or CAC or filing with the CSRC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

The enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice. Additionally, the PRC laws and regulations and the enforcement of such that apply or are to be applied to Hong Kong can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Operating Subsidiaries’ operations and/or the value of the securities we are offering.

As one of the conditions for the handover of the sovereignty of Hong Kong to China, China accepted conditions such as Hong Kong’s Basic Law. The Basic Law ensured Hong Kong will retain its currency (the Hong Kong Dollar), legal system, parliamentary system, and people’s rights and freedom for fifty years from 1997. This agreement has given Hong Kong the freedom to function with a high degree of autonomy. The Special Administrative Region of Hong Kong is responsible for its domestic affairs, including, but not limited to, the judiciary and courts of last resort, immigration, and customs, public finance, currencies, and extradition. Hong Kong continues using the English common law system. However, if the PRC government attempts to alter its agreement to allow Hong Kong to function autonomously, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of our contractual rights. This could, in turn, materially and adversely affect our Operating Subsidiaries’ business and operations. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws.

There are political risks associated with conducting business in Hong Kong.

All of our operations are in Hong Kong. Accordingly, the business operations and financial conditions of our Operating Subsidiaries will be affected by the political and legal developments in Hong Kong. Any adverse economic, social and/or political conditions, material social unrest, strike, riot, civil disturbance or disobedience, as well as significant natural disasters, may affect the market and may adversely affect our operations. Given the relatively small geographical size of Hong Kong, any of such incidents may have a widespread effect on our business operations, which could in turn adversely and materially affect our business, results of operations and financial condition.

Hong Kong is a special administrative region of the PRC and the basic policies of the PRC regarding Hong Kong are reflected in the Basic Law, namely, Hong Kong’s constitutional document, which provides Hong Kong with a high degree of autonomy and executive, legislative and independent judicial powers, including that of final adjudication under the principle of “one country, two systems”. However, there is no assurance that there will not be any changes in the political arrangement between PRC and Hong Kong and the economic, political and legal environment in Hong Kong in the future. Since all of our operations are based in Hong Kong, any change of such political arrangements may pose an immediate threat to the stability of the economy in Hong Kong, thereby directly and adversely affecting our results of operations and financial positions.

Based on certain recent development including the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region issued by the Standing Committee of the PRC National People’s Congress in June 2020, the U.S. State Department has indicated that the United States no longer considers Hong Kong to have significant autonomy from China and the United States signed an executive order and the Hong Kong Autonomy Act and an executive order to remove the preferential trade status of Hong Kong, pursuant to § 202 of the United States-Hong Kong Policy Act of 1992. The U.S. government has determined that Hong Kong is no longer sufficiently autonomous to justify preferential treatment in relation to the PRC, especially with the issuance of the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region (the “Hong Kong National Security Law”) on July 1, 2020. Hong Kong will now be treated as Mainland China, in terms of visa application, academic exchange, tariffs and trading, etc. According to § 3(c) of the executive order issued on July 14, 2020, the license exception for exports and reexports to Hong Kong and transfer within the PRC is revoked, while exports of defense items are banned. On the other hand, the existing tariffs the U.S. imposed on Mainland China will also be applied to Hong Kong exports. Losing its special status, Hong Kong’s competitiveness as the logistic hub may deteriorate in the future as its tax benefits as a result of preferential situation no longer exists and companies might prefer exporting through other cities. The level of activities of domestic exports and re-exports and other trading activities in Hong Kong may decline owing to the tariff being imposed on Hong Kong exports and the export restriction. In the event that Hong Kong loses its position as a logistics hub in Asia, the demand for freight forwarding services, ancillary logistics services, warehousing services, the overall business activities of the freight forwarding industries and thus our business, financial condition and results of operations, may be adversely affected. Furthermore, legislative or administrative actions in respect of China-U.S. relations could cause investor uncertainty for affected issuers, including us, and the market price of our Ordinary Shares could be adversely affected.

Trade war or restrictions, whether in form of embargo, tariff, or otherwise, effected between two or more countries, including the risks arising from current trade between the PRC and the United States, and on a larger scale internationally, could materially and adversely affect our business, financial condition and results of operation.

Our revenue from freight forwarding services for export shipments to the United States contributed to approximately US$75.2 million, US$122.3 million and US$61.7 million for the years ended December 31, 2022, 2023 and 2024 respectively, representing approximately 77.3%, 87.4% and 70.9% of our total export revenue of the corresponding period. Also, a significant portion of our business originates from customers in Mainland China and therefore depends on the level of imports and exports to and from Mainland China. Therefore, we are subject to risks related to the changes in trade policies, tariff regulations, embargoes, or other trade restrictions adverse to our customers’ business.

Tariffs restrictions imposed by the United States on Mainland China exports intensified since 2019 which resulted in a negative impact to the international trading activities globally and have attributed to the overall decrease in the cargo shipment volume of Hong Kong. Since February 2025, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from China, and the Chinese government has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S.  In April 2025, President Trump announced that the United States would impose additional tariffs on most countries, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries from which we import goods. In addition, any further escalation in trade tensions between PRC and the United States or a trade war, or the perception that such escalation or trade war could occur, may have materially and negatively impact on the economies of not only the two countries concerned, but the global economy as a whole.

A substantial portion of our business originates from the customers in Mainland China for their export/re-export needs to the United States. Also, as a freight forwarder, our business and financial performance and conditions substantially depends on the general conditions of global economy and level of international trade and commerce. Current trade tensions between United States and China, and other political events, international trade disputes, could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners. In addition, political uncertainty surrounding international trade disputes and the potential of their escalation to trade war and global recession could have a negative effect on customer confidence, which could materially and adversely affect our business. We also may have access to fewer business opportunities, and our operations may be negatively impacted as a result. In addition, the current and future actions or escalations by either the United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on trade markets, our business, or our results of operations, as well as the financial condition of our clients, and we cannot provide any assurances as to whether such actions will occur or the form that they may take.

Amid the ongoing tariff war between the United States and China as of the date of this annual report, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.

Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Besides, China is also facing the challenges of technological blockade and the economic decoupling between the U.S. and China. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China.

Current and future actions or escalations by either United States or China that affect trade relations may cause global economic turmoil and potentially have a negative impact on our business, financial condition and results of operations, and we cannot provide any assurance as to whether such actions will occur or the form that they may take. Amid the ongoing tariff war between the United States and China as of the date of this annual report, the Trump administration might proceed toward a removal of Chinese companies from American stock exchanges. Our shares may be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States, which will materially and adversely affect the value of your investment.

Changes and the downturn in the economic, political, or social conditions of Hong Kong, Mainland China and other countries or changes to the government policies of Hong Kong and Mainland China could have a material adverse effect on our business and operations.

Our operations are located in Hong Kong. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in Hong Kong and Mainland China generally. Economic conditions in Hong Kong are sensitive to Mainland China and the global economic conditions. Any major changes to Hong Kong’s social and political landscape will have a material impact on our business.

A majority of our revenue is generated from the export shipments from Hong Kong to various overseas destinations such as North America, Europe and Asia. Our results of operations are thus affected by global trade volume and export volume of Hong Kong. The global trade volume and export volume of Hong Kong are affected by changes in global economic, financial and political conditions such as impositions of trade restrictions, sanctions, boycotts and other measures, trade disputes, which may lead to a material decline in the demand for our services, and hence our results of operations may be adversely affected.

Global and regional demands for freight services are primarily driven by trade and economic activity. Our industry experienced cyclical fluctuations due to economic recession, level of international trade activities, downturns in business cycles of our customers, interest and currency rate fluctuations, inflation, trade restrictions, economic sanctions, trade disputes, boycotts, outbreak of wars, changes in regulatory regimes and extreme weather conditions, all of which are beyond our control and the nature, timing and degree of which are largely unpredictable. Any decrease in demand for our services due to cyclical downturns could adversely affect our business, financial condition and results of operations. We are particularly sensitive to changes in regional and/or global political and economic conditions that impact our customers’ needs for our services.

Economic downturns in one or more countries or regions, particularly in Asia, the European Union, the United States and other countries and regions with consumer-oriented economies, have in the past, and could in the future, reduce international trade volumes, which directly affects the demand for shipping and freight forwarding services. Any reduction in such demand would adversely affect our business, financial condition and results of operations.

Other examples of other general economic, financial and political risks include:

●	a general or prolonged decline in, or shocks to, regional or broader macro-economics;

●	regulatory changes that could impact the markets in which we operate, which could reduce demand for our goods and services or lead to pricing, currency, or other pressures; and

●	deflationary economic pressures, which could hinder our ability to operate profitably in view of the challenges inherent in making corresponding deflationary adjustments to our cost and payment structure.

The nature of these types of risks, which are often unpredictable, makes them difficult to plan for, or otherwise mitigate, and they are generally uninsurable, which compounds their potential impact on our business. Any such event could have a material adverse effect on our business, financial condition and results of operations.

Termination of the U.S.-Hong Kong International Shipping Agreement may have an adverse effect on our ocean freight forwarding services and results of operations.

Changes to trade policies and treaties, or the perception that these changes could occur, could adversely affect the financial and economic conditions in the jurisdictions in which we operate, as well as our financial condition and results of operations. In response to the Hong Kong National Security Law, the United States, amongst other sanctions aimed to eliminate certain preferential treatment of Hong Kong, announced the suspension or termination of three bilateral agreements signed between Hong Kong and the U.S. in August 2020, including the U.S.-Hong Kong International Shipping Agreement, which provided reciprocal tax exemption on income derived from the international operation of ships by the U.S. and Hong Kong residents. As a result of the termination of the U.S.-Hong Kong International Shipping Agreement, the U.S. and Hong Kong tax exemptions are no longer generally available to Hong Kong and U.S. shipping companies trading to each other’s territories. Thus, when a Hong Kong company whose vessel transports goods to or from the U.S. by sea, 50% of the income generated will generally be treated as arising from U.S. sources and will be subject to U.S. tax at an effective tax rate of 4% up to 44.7%, increasing the tax exposure of Hong Kong shipping companies.

The revenue attributable to our ocean freight forwarding services amounted to approximately US$4.7 million, US$1.3 million and US$1.5 million, representing approximately 4.8%, 1.0% and 1.7% of our total revenue for the years ended December 31, 2022, 2023 and 2024 respectively. The termination of the U.S.-HK International Shipping Agreement may increase the costs of ocean freight rates when the Hong Kong shipping companies pass the new U.S. tax costs to their customers such as our Operating Subsidiaries, resulting in an increase in cost of services of our Operating Subsidiaries. If we are unable to pass on the increased costs to our customers, our results of operations would be adversely affected. If we are able to pass on the costs to our customers, the customers’ demand on our ocean freight forwarding services may decrease as a result of higher ocean freight rates. Moreover, U.S. or other shipping companies trading to Mainland China or Asia may choose other port options other than Hong Kong as the new tax exposure may create financial pressure to avoid trading to Hong Kong in the future, resulting in the decrease in the customers’ demand on our ocean freight forwarding services, thus adversely affecting our ocean freight forwarding business and results of operations.

Risk Related to our Corporate Structure

We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands with the majority of our operations in Hong Kong. Accordingly, most of our cash is maintained in Hong Kong dollars. We rely in part on dividends from our Hong Kong subsidiaries for our cash and financing requirements, such as the funds necessary to service any debt we may incur. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong and the foreign currency regulations of mainland China do not currently have any material impact on the transfer of cash between us and our Hong Kong subsidiaries. However, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong subsidiaries in the future and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. Any such controls or restrictions, if imposed in the future and to the extent cash is generated in our Hong Kong subsidiaries and to the extent assets (other than cash) in our business are located in Hong Kong or held by a Hong Kong entity and may need to be used to fund operations outside of Hong Kong, may adversely affect our ability to finance our cash requirements, service debt or make dividend or other distributions to our shareholders. Furthermore, there can be no assurance that the PRC government will not intervene or impose restrictions on our ability to transfer or distribute cash within our organization, which could result in an inability or prohibition on making transfers or distributions to entities outside of Hong Kong and adversely affect our business.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the law of the Cayman Islands, we conduct substantially all of our operations and a majority of our directors and executive officers reside outside of the United States.

We are incorporated under the laws of the Cayman Islands. We conduct a majority of our operations and a majority of our directors and executive officers reside outside of the United States. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by noncontrolling shareholders and the fiduciary responsibilities of our directors to our company under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States and provides significantly less protection to investors. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although a final and conclusive monetary judgment obtained in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) was given by a foreign court of competent jurisdiction and the company either submitted to such jurisdiction or was resident or carrying on business within such jurisdiction and was duly served with process; (b) was not in respect of penalties, fines, taxes or similar fiscal or revenue obligations; (c) was not obtained fraudulently by the person in whose favor judgment was given; and (d) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. It may be difficult or impossible for you to bring an action against us or against our directors and officers in the Cayman Islands in the event that you believe that your rights have been infringed under the applicable securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Shareholders of Cayman Islands exempted companies such as us have no general rights under Cayman Islands laws to inspect corporate records and accounts or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company. Therefore, you may not be able to effectively enjoy the protection offered by the U.S. laws and regulations that intend to protect public investors.

Cayman Islands companies may not have standing to initiate a derivative action in a federal court of the United States. As a result, your ability to protect your interests if you are harmed in a manner that would otherwise enable you to sue in a United States federal court may be limited to direct shareholder lawsuits.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our management named in the Report based on foreign laws, and therefore you may not be afforded the same protection as provided to investors in U.S. domestic companies.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct a majority of our operations, and a majority of our directors and executive officers reside outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of Hong Kong may render you unable to enforce a judgment against us, our assets, directors and officers or their assets. Therefore, you may not be able to enjoy the same protection provided by various U.S. authorities as it is provided to investors in U.S. domestic companies.

In addition, to the extent that we retain any director that resides in a jurisdiction that does not have any treaties or other form of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments, additional local procedural rules will need to be followed.

Our Amended and Restated Memorandum and Articles of Association designate specific courts in Cayman Islands and the United States as the exclusive forum for certain litigation that may be initiated by the holders of our ordinary shares or other securities, which could limit their ability to obtain a favorable judicial forum for disputes with us.

Pursuant to our Amended and Restated Memorandum and Articles of Association, unless we consent in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction to hear, settle and/or determine any dispute, controversy or claim (including any non-contractual dispute, controversy or claim) of (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time). The Cayman Forum Provision will not apply to any causes of action arising under the Securities Act or Exchange Act. Our Amended and Restated Memorandum and Articles of Association further provides that unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by relevant law, United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating to the federal securities laws of the United States. In addition, our Amended and Restated Memorandum and Articles of Association provides that any person or entity purchasing or otherwise acquiring any shares or other securities in us is deemed to have notice of and consented to the Cayman Forum Provision and the Federal Forum Provision. Notwithstanding the above, holders of our ordinary shares or other securities cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

We recognize that the Cayman Forum Provision and the Federal Forum Provision in the our Amended and Restated Memorandum and Articles of Association may impose additional litigation costs on holders of our ordinary shares or other securities in pursuing their claims, particularly if the holders do not reside in or near the Cayman Islands or the United States. Additionally, the forum selection clauses in the our Amended and Restated Memorandum and Articles of Association may limit the holders’ ability to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit holders of our securities.

Our controlling shareholder has substantial influence over the Company. His interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As of the date of this annual report, Mr. Yee Kit Chan, our chairman of the board of directors, who controls 100% of each of Grand Pro Development Limited and Profit Sail SAS Holdings Company Limited, beneficially owns an aggregate of 59.80% of our issued and outstanding ordinary shares. Accordingly, our controlling shareholder could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholder may differ from the interests of our other shareholders. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Item 6.E. – Share Ownership.”

We are a “controlled company” within the meaning of the Nasdaq listing rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies. If the Company relies on these exemptions, you will not have the same protections afforded to shareholders of companies that are subject to such requirements.

Mr. Yee Kit Chan, our chairman of the board of directors, beneficially owns the majority of our total issued and outstanding Ordinary Shares as of the date of this annual report. As a result, we are a “controlled company” within the meaning of applicable Nasdaq listing rules. Under these rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company.” For so long as we remain a “controlled company,” it may elect not to comply with the following corporate governance requirements:

●	that a majority of the board of directors consists of independent directors;

●	that it has a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	that it has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibility.

We elected to be exempted from the requirements that a majority of the board of directors consists of independent directors, and that each of the nominating and corporate governance committee and the compensation committee is composed entirely of independent directors. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Risks Related to our Business and Industry

We derive a significant portion of our revenue from few major customers with whom we do not enter into long-term contracts, the loss of one or more of which could have a material adverse effect on our business.

Our top five customers collectively accounted for approximately 72.6%, 81.4% and 65% of our revenue for the years ended December 31, 2022, 2023 and 2024. Furthermore, we generated a significant portion of our revenues from a single largest customer, Yanwen Logistics Co., Ltd (formerly known as “Beijing Yanwen Logistics Co., Ltd”) (“Yanwen Express”), for the years ended December 31, 2022, 2023 and 2024 respectively, which accounted for 59.7%, 75.3% and 39.3% of our total revenues respectively. The average accounts receivable turnover days were 52 days, 50 days, 69 days as of December 31, 2022, 2023, and 2024 respectively.

Loss of business from major customers could reduce our revenues and significantly harm our business, based on a number of factors other than our performance, such as: industry trends related to e-Commerce that may apply downward pricing pressures on the rates our customers can charge; the seasonality associated with the fourth quarter holiday season; business combinations and the overall growth of a customer’s underlying business; and any disruptions to our customers’ businesses. Furthermore, if we experience difficulties in the collection of our accounts receivables from our major customers, our results of operation may be materially and adversely affected. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own shipping and distribution capabilities.

We expect that we will continue to depend on a relatively small number of customers for a significant portion of our revenue and may continue to experience fluctuations in the distribution of the revenue among our largest customers. The volume of sale to specific customers is likely to vary from year to year, especially since we do not have long-term commitments from any of our customers to purchase our services. A major customer in one year may not provide the same level of revenues for us in any subsequent year.

The demand for our services is easily affected by unpredictable factors, and our results of operations are affected by changes in the global and regional economic conditions and the international trading volumes.

A significant majority of our revenue is generated from air freight export from Hong Kong and Mainland China and organizing shipments primarily to Europe, Asia, Southeast Asia and North America. Our results of operations are thus affected by global trade volume and export volume of Hong Kong. We are sensitive to changes in regional and/or global political and economic conditions that impact customer shipping volumes, industry freight demand and demand for cargo space. The transportation industry historically has experienced cyclical fluctuations due to economic recession, level of international trade activities, downturns in business cycles of our customers, interest and currency rate fluctuations, inflation, trade restrictions, economic sanctions, trade disputes, boycotts, outbreak of wars, changes in regulatory regimes and extreme weather conditions, all of which are beyond our control and the nature, timing and degree of which are largely unpredictable. Any decrease in demand for our services due to cyclical downturns could adversely affect our business, financial condition and results of operations.

A decrease in the level of Mainland China’s export of goods could have a material adverse effect on our business.

A significant portion of our business originates from the customers in Mainland China and therefore depends on the level of imports and exports to and from Mainland China. Any adverse economic or social developments in Mainland China could lead to a general decline in consumption and a slowdown in international trade, which could have a significant impact on our businesses. In addition, an economic slowdown around the world and the shifting of outsourced manufacturing activities away from Mainland China, for example due to a “China plus One” strategy on behalf of outsourcers to reduce supply chain concentration, could have a significant impact on our international freight forwarding business.

Furthermore, the level of imports to and exports from Mainland China could be adversely affected by the changes in political, economic and social conditions or other relevant policies of the Chinese government. As Mainland China exports considerably more goods than it imports, any reduction in or hindrance to China-based exports, whether due to decreased demand from the rest of the world, an economic slowdown in Mainland China, seasonal decrease in manufacturing levels due to the Chinese New Year holiday or other factors, could have a material adverse effect on our business. In recent years, Mainland China has experienced an increasing level of economic autonomy. The “Dual Circulation” with the emphasis on “Internal Circulation” strategy became a key priority in the Chinese Government’s Fourteenth Five-Year Plan, signaling that Mainland China wants to reduce the role of international trade in its economy and its dependence on overseas markets. The Internal Circulation strategy may have the effect of reducing the imports to Mainland China and may, in turn, result in decreased demand for cargo shipping to Mainland China. Furthermore, the Chinese government’s economic policies which aimed at increasing domestic consumption of Chinese-made goods may have also the effect of reducing the supply of goods available for export and may, in turn, also result in decreased demand for export cargo shipping. Changes in U.S. and international trade policies, particularly with respect to China, may adversely impact our business and operating results. The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including imposing several rounds of tariffs and export control restrictions affecting certain products manufactured in China, imposing certain sanctions and restrictions in relation to China, and issuing statements indicating enhanced review of companies with significant China-based operations or the possibility of legislation that restricts or prohibits U.S. investment in certain companies operating in China. The Chinese government has, from time to time, responded by imposing its own tariffs, trade restrictions, and other regulations in response. A substantial portion of our business originates from the customers in Mainland China for their export/re-export needs to the United States. Also, as a freight forwarder, our business and financial performance and conditions substantially depends on the general conditions of global economy and level of international trade and commerce. Current trade tensions between United States and China, and other political events, international trade disputes, could harm or disrupt international commerce and the global economy, and they could have a material adverse effect on us and our customers, our service providers, and our other partners.

These factors could have a negative impact on the outbound activities of international freight forwarding from Mainland China. If Mainland China experiences slower growth or a decline in exports, our business, financial condition and results of operations could be materially and adversely affected.

There can be no assurance that Hong Kong will continue to maintain its position as a significant air cargo hub in Asia.

Our Operating Subsidiaries operate out of Hong Kong. As a significant air cargo hub in Asia, Hong Kong is well-positioned to foster a high demand for cargo space on outbound routes from Hong Kong to other destinations in Asia. There can be no assurance that Hong Kong will continue to maintain such position. For example, Shanghai, China, shares the same cargo catchment area in the Pearl River Delta region, while Singapore shares the same positioning as a regional hub for intra-Asia trade and as a logistics center. In the event that Hong Kong loses its position as a transportation hub in Asia, the demand for our freight forwarding services and ancillary logistics services and thus our business, financial condition and results of operations, may be adversely affected.

Fluctuations in the price of cargo space could have adverse impact on our results of operations.

Fluctuation in the price of cargo space will affect our total cost of revenue directly and thus the freight forwarding services fee charged to our customers as our pricing for freight forwarding services is determined on a cost-plus approach, which in turn affects our gross profit. Our results of operations are significantly affected by the air and ocean freight charges cost, which accounted for approximately 83.7%, 81.4% and 81.4% of our total cost of revenue for the years ended December 31, 2022, 2023 and 2024, respectively. The profitability of our freight forwarding services is correlated with the fluctuation of freight forwarding services fee charged to our customers. If we cannot pass on the cost of the cargo space in full to our customers, our results of operations may be materially and adversely affected.

In the course of business, we enter into certain block space arrangements and aircraft charter arrangements with the suppliers whereby we are committed to paying for the agreed cargo space irrespective of whether we can fully utilize the allotted space. There have been occasions when we have provided cargo space to customers at a rate lower than our cost of freight and there can be no assurance that this will not occur again in the future. Should the prevailing market rates of cargo space at the time when we charge to our customers fall below our cost of freight, we may not be able to increase the freight forwarding services fee in order to pass on in full the cost of freight to our customers and our results of operations may be materially and adversely affected.

Our profitability is susceptible to the volatility and uncertainties in demand and supply for cargo space.

The freight service fee we charge our customers is based on our assessment of, among other things, the demand and supply for cargo space, prevailing market rate and air cargo space price index. Our profitability could be also negatively impacted if our pricing strategy proves to be inaccurate. If we are incorrect in our assumptions and do not accurately calculate or assess the costs to us to provide our services, we could experience lower margins than anticipated, loss of business, or be unable to offer competitive products and services.

We procure the supply of cargo space through direct booking, block space arrangements and aircraft charter arrangements, based on our estimation regarding the existing and anticipated customer demand. Pursuant to the block space arrangements and aircraft charter agreements, we are committed to paying the agreed cargo space irrespective of whether we fully utilize the allotted space. If we cannot efficiently utilize the air cargo space allocated to us under the block space agreements and aircraft charter agreements with our airline partners, we may not be able to fully recover the costs of the relevant cargo space, and our results of operations may suffer. If we cannot fully utilize the cargo space we have sourced, i.e., when the actual customers’ demand for the cargo space is less than the amount of cargo space we sourced, we have to sell excess cargo space. We cannot assure that there will not be instances where, for example, due to (a) departure timetable of the aircraft or vessel; (b) popularity of the route; or (c) seasonality factors, we are unable to fully consolidate/co-load all the excess cargo space we purchased from our suppliers. In case we cannot fully utilize the cargo space we obtained from our suppliers, we may have to bear the costs of all the excess cargo space we purchased and our business and results of operations could be adversely affected.

In the event that the actual customers’ demand for the cargo space is higher than the amount of cargo space we have, we have to source the cargo space, by direct booking, from our suppliers, including airlines and other freight forwarders, at prevailing market rates. Should the freight forwarding services fee we charge to our customers fall below the prevailing market rates of cargo space, we may not be able to increase the services fee in order to pass on in full the cost of freight to our customers and our results of operations may be materially and adversely affected. Furthermore, since cargo space offered by our suppliers through direct booking is subject to the availability of their aircraft or vessels and normally on a first-come-first-served basis, without the guaranteed supply of cargo space by existing agreement, there is no assurance that we will be able to source sufficient cargo space to meet our customers’ demands within the expected time frame and at favorable price, in particular during peak seasons. If we cannot obtain sufficient cargo space from our suppliers to meet our customers’ demands, our reputation within the network of industry players and our results of operations could be adversely affected.

There may be disintermediation in the freight forwarding industry in the future.

In light of the trend of digitization, huge amount of product information is available on the internet and as a result of information transparency and other innovative technologies (such as online marketplaces, electronic payments, algorithmic order-matching), manufacturers and retailers are working on reducing the number of intermediaries in the supply chain by shipping directly to end customers in order to reduce costs in the process. As a freight forwarder, we are one such supply chain intermediary. The trend of eliminating intermediaries creates disintermediation in our industry. Any significant decrease in demand for our freight forwarding and related logistics services due to disintermediation in our industry could adversely affect our business, financial condition and results of operations.

Our revenue is subject to seasonal fluctuations, our results for different periods in any given financial year may not be relied upon as indicators of our performance.

Our peak season is generally from October to December which is driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Moreover, we record relatively lower volume of shipment and thus relatively lower revenue during Lunar New Year (normally in January or February) owing to lower business activities from manufacturers and shippers in Mainland China in Lunar New Year, resulting in a decrease in the demand for freight forwarding services. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these forces are unforeseen there is no way for us to provide assurances that these seasonal trends will continue.

We generally do not enter into any long-term contracts with our customers and we may not be able to maintain a stable source of revenue generated from the freight forwarding business.

We generally do not enter into long-term contracts our customers, who make bookings with us for cargo space on an as-needed basis. As a result, we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. Our revenue is therefore susceptible to fluctuations in the demand for cargo space from our customers and the cancellations of existing customer contracts. We rely on our customers to make continuous purchases of cargo space from us to maintain a stable source of revenue. Customers’ demand could be affected by unpredictable factors, such as regional and global political and economic conditions. Furthermore, as we are not the exclusive freight forwarder of our customers, we cannot be certain that sales to our existing customers, including our major customers, will continue to use our freight forwarding services. Our existing customers are not obliged to engage us for the provision of freight forwarding services for the shipments in the future. There is no assurance that our existing customers will not engage other freight forwarders whom they perceive to offer lower prices or better services than ours. There is no certainty that we will continue to generate a stable revenue from our customers, any significant reduction of bookings from our customers could materially affect our business, financial condition and results of operations.

We are dependent on our customers’ business performance, especially our freight forwarder customer, and their continuing demand for international freight forwarding services.

Our revenue generated from our provision of freight forwarding services to other freight forwarders accounted for approximately 98.3%, 99.6% and 99.6% of our total revenue as of the years ended December 31, 2022, 2023 and 2024 respectively. We are therefore dependent on other freight forwarders’ business performance and developments in their markets and industries. Any material adverse change to the social and economic condition in Hong Kong may affect their business and financial performance, which may in turn affect our business and financial condition. If the financial and business performance of other freight forwarders deteriorate, it will likely cause a corresponding decrease in demand for our freight forwarding services. Adverse changes in their demand, for example if we cannot absorb their direct shipper customers, could materially and adversely affect our business, financial condition and results of operations.

The freight forwarding industries in which we operate are susceptible to risk of changes in shipping policies which could have direct adverse impact on our business, results of operations and profits.

Frequent accidents concerning certain types of cargo on aircraft and vessels have called for tightened safety measures on aircraft and vessels. In the event that changes in shipping policies of certain airlines, for instance, prohibiting consignments containing lithium batteries from loading on to passenger aircraft, have been adopted, business activities of our customers could be directly affected. Our customers may either be forced to ship their consignments through airlines that offer cargo aircraft or divert their domestic and inter-continental deliveries to other alternatives such as sea, rail and road transportation. Tightened safety measures may also imply an overall burden on cargo space suppliers to raise shipping costs in order to maintain their profit margin. In the event that we are unable to source suitable alternative cargo space for our customers, or we fail to pass on our increased costs to our customers, our business, results of operations and profitability could be adversely affected.

We face risks associated with the items we deliver and the contents of shipments and inventories handled through our service network as we may fail to identify shipments which carry goods of dangerous or illicit nature.

We handle a large volume of shipments across our service network. In accordance with the air cargo security regime in Hong Kong and related statutory requirements of Hong Kong Civil Aviation Department (CAD), 100% of cargoes arranged by us are required to be screened by the screening equipment (such as x-ray) certified by aviation security authorities, such as the European Civil Aviation Conference (ECAC) of the European Commission, Transportation Security Administration (TSA) of the United States, Department for Transport (DofT) of the UK and Civil Aviation Administration of China (CAAC) (“Screening Equipment”). We are required shall ensure all dangerous goods are properly classified, packed, marked, labelled and documented before they are offered for air transportation. However, there is no assurance that our Screening Equipment or hand search/physical check by our screeners at piece level can successfully prevent the shipment of any illegal goods or dangerous goods.

Should we fail to identify shipments which carry goods of illicit or dangerous nature, these goods may be impounded by customs, and we may be subject to investigations and administrative or even criminal penalties or, if any personal injury or property damage is concurrently caused, we may be further liable for civil compensation. In such event, our reputation, business and results of operations may be materially and adversely affected. Furthermore, we face challenges with respect to the protection and control of these items when handling the shipments and inventories across our service network. Shipments and inventories in our service network may be stolen, damaged or lost for various reasons, and we, together with our service providers, may be perceived or found to be liable for such incidents.

Any lack of requisite licenses, certificate, permits applicable to the business operation may have a material and adverse impact on our business, financial condition and results of operations.

We have obtained various registrations, certificates, permits, and licenses in connection with our business and operations, including the certificate as an International Air Transport Association (IATA) member for easier access to space procurement for air cargo routes, license for the operation of our off-airport x-ray screening operation in our contract warehouses to satisfy the CAD 100% screening requirement (including Irradiating Apparatus License, Regulated Air Cargo Screening Facility License, and Regulated Agent License from Civil Aviation Department and Radiation Board of the Hong Kong Government), and the registration as a Food Import or Distributor and Textile Traders. For the details regarding the relevant licenses and permits, see “Item 4.B. Business Overview  — Licenses and Regulatory Approvals.” Most licenses and registrations are subject to renewal. In the event that we fail to renew or obtain our relevant licenses and registrations, even if we may be able to subcontract relevant services, there is no assurance that we can locate suitable subcontractors in a timely manner or on reasonable commercial terms, and the subcontractor will at all times perform in a satisfactory level. Failure to obtain such licenses and permits may result in suspension of operation, fines or other penalties by government authorities. New laws and regulations may be enforced from time to time to require additional licenses and permits other than those we currently have. Therefore, our business, reputation, prospects, results of operations and financial condition may be materially and adversely affected.

We are dependent on our suppliers, and any disruption, non-performance and delayed performance of these suppliers may adversely affect our operations and substantially impact our financial results.

Our suppliers include airlines, freight forwarders and shipping liners for cargo space, and other suppliers for logistics-related services such as palletization services, warehousing services, local and overseas transportation services, and x-ray screening services. For the years ended December 31, 2022, 2023 and 2024, our top five suppliers accounted for approximately 44.1%, 41.5% and 40.0% of the total cost of revenue, respectively. A loss of any of these suppliers could have a negative effect on our operation. Disruptions in the business activities of our suppliers may have negative impacts on our business. There are operational risks inherent to the business activities of our suppliers, such as labor strikes, suspension or cancellation of flight lines due to technical failures, severe outbreaks of contagious diseases or epidemics (such as the COVID-19 pandemic), or financial difficulties which our suppliers may face. We may also encounter the risks associated with non-performance, unsatisfactory, or delayed performance by our suppliers. There is no assurance that the carriers, our business partners and other service providers will at all times perform at a satisfactory level.

Our suppliers may fail to deliver cargoes on time or cargoes may be damaged during transportation. We cannot assure that the service provided by our suppliers will always meet our customers’ delivery requirement. In case there is any error or delay due to various reasons, including but not limited to weather condition, air traffic control, trade embargo and human negligence, the cargoes may not be delivered to the assigned destination within the expected schedule and condition. Freight carriers may also mistakenly deliver the cargo to other destinations. If the carriers, our freight forwarder business partners and other service providers are unable to meet our customers’ standards and requirements and we are unable to find suitable alternatives promptly, our reputation within the industry and therefore our business, sales performance and results of operations could be adversely affected.

In the event of occurrence of the above, we may have to source cargo space from other suppliers for our customers within a tight time constraint. If our suppliers are unable to meet our customers’ delivery requirement, or if we are unable to find suitable alternatives promptly in the event of disruptions in the business activities of our suppliers, our reputation and therefore our business, sales performance and results of operations could be adversely affected. If we are not able to maintain or expand our relationships with our major suppliers, our ability to deliver our products and services in a timely manner may be impaired and we could be required to incur additional expenses to secure alternative suppliers. The disruption in our supply or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products and services.

Our business is dependent on our major operational facility. We do not own any real properties and we lease a number of properties for our business operations. Therefore, we are exposed to risks in relation to unpredictable and increasing rental costs and relocation costs.

We do not own any real properties and manage and operate an asset-light model for our freight forwarding services through our headquarter office and additional office spaces in Kwai Chung, New Territories, Hong Kong (the “Kwai Chung Offices”), with warehousing and freight-related services performed in our service provider’s warehouse. In the event of disruption in the supply of utilities like water or electricity or denial of access to the above premises due to government controls in response to severe epidemic or other dangerous situations, our Operating Subsidiaries may incur additional costs, such as costs for leasing alternative warehouses and restoring access to our premises. If as a result of such disruption the Operating Subsidiaries fail to meet the service requirements of our customers, our relationship with our customers may be negatively affected. Furthermore, in the event that our rental expenses for the Kwai Chung Offices increase, our operating expenses will increase and affect our operating cash flows, and in turn materially and adversely affect our business, results of operations and prospects. There is also no assurance that such tenancy agreement will not be terminated before its expiration. In the event that the tenancy agreement is terminated or not renewed, our business and operation may be interrupted and adversely affected as we will relocate our warehouse or offices to other sites. Such relocation will incur relocation costs, which may be substantial and in turn adversely affect our financial condition. Further, we cannot assure you that we will be able to relocate such operations to suitable alternative premises in a timely manner or at all, and any such relocation may result in disruption to our business operations. In the event that we fail to relocate our operations, our financial position, results of operations and reputation would be adversely affected.

Our profitability may be materially adversely impacted if our investments in equipment, logistic center/warehouses, and IT infrastructure do not match customer demand for these resources or if there is a decline in the availability of funding sources for these investments.

Although we are an asset-light company, our freight forwarding operations may require certain investments and commitment of capital in equipment, warehouse maintenance and expansion, warehousing systems such as shelving, racking, and IT system. The amount and timing of our capital investments depend on various factors, including anticipated freight volume levels and the price and availability of appropriate property for service centers.

These capital expenditures are associated with certain inherent risks. We may not have the resources to fund such investment. Even if we have sufficient funding, assets that best suit our needs may not be available at reasonable prices or at all. In addition, we are likely to incur capital expenditures earlier than all of the anticipated benefits, and the return on these investments may be lower, or may be realized more slowly, than we expected. In addition, the carrying value of the related assets may be subject to impairment, which may adversely affect our financial conditions and operating results. Furthermore, our continued investment in freight service centers, warehouses and other infrastructure may put us at a competitive disadvantage against competitors who spend less on these assets but focus more on improving other aspects of their business that are less capital heavy.

Our net cash outflow from operating activities may affect our liquidity.

We cannot assure you that we will not experience net cash outflow from operating activities in the future. Our liquidity in the future will, to an extent, depend on our ability to maintain adequate cash inflows from operating activities primarily generated from our trade receivables for the provision of air freight forwarding, distribution and logistics and ocean freight forwarding services. In the event of any significant deterioration in the quality of our trade receivable portfolio, our liquidity and cash flows from operating activities could be materially and adversely affected.

We may not be able to maintain our historical growth rates or gross profit margins, and our operating results may fluctuate significantly. If our results fall below market expectations, the trading price of Company securities.

We have experienced significant growth in our revenue and gross profit in 2022 and 2023. We cannot assure you that we will be able to maintain our revenue growth or gross profit margins at historical levels, or at all. Moreover, our operating results may fluctuate significantly as a result of numerous factors, many of which are outside of our control. These factors include, among others:

●	our ability to maintain and further promote our Operating Subsidiaries as a premium brand for high-quality freight forwarding in Hong Kong;

●	our ability to attract new customers, retain existing customers and expand our community;

●	our ability to maintain our existing customers and attract new international customers;

●	the success of our marketing and brand building efforts;

●	the timing and market acceptance of new services by us or our competitors;

●	our ability to develop service enhancements at a reasonable cost and in a timely manner;

●	fluctuations in demand for our services as a result of changes in pricing policies by us or our competitors;

●	continued acceptance of the internet as a medium for commerce;

●	the amount and timing of capital and other expenditures relating to the maintenance and expansion of our businesses, operations and infrastructure;

●	seasonal fluctuations in the sales of our service packages; and

●	tariff, trade tension between China and the United States, the general economic conditions in Mainland China and elsewhere in the world as well as those economic conditions specific to Mainland China’s export industries.

We may suffer losses from credit exposures and counterparty risks.

We are subject to the credit risks of our customers and our liquidity is dependent on the prompt payment of our customers. We generally grant our customers a credit period of 45-60 days from the invoice date. There are often time lags between receiving payments from our customers and making payments to our suppliers, and we are exposed to a potential risk of mismatch in our cash flow. There is no assurance that we will not experience any significant cash flow mismatch in the future. Further, there can be no assurance that our cash flow management measures will function properly or at all. If we fail to manage our cash flow properly and maintain sufficient working capital, we may suffer losses from credit exposures which may materially and adversely affect our financial position, results of operations and cash flow.

Our business is also subject to risks that customers or counterparties may delay or fail to perform their contractual obligations. There is no assurance that we will not experience any material difficulty in debt collections or potential default by customers in the future. While our finance department monitors material overdue payments closely, there is no assurance that we will be able to collect overdue payments. Any material non-payment or non-performance by customers or counterparties could adversely affect our financial position, results of operations and cash flows.

We may be subject to litigation and regulatory investigations and proceedings and may not always be successful in defending ourselves against such claims or proceedings.

The nature of our business exposes us to the potential for various types of claims and litigation. We may be subject to claims and litigation related to labor and employment, contractual claims, negligence claims, personal injury, vehicular accidents, cargo and other property damage, business practices, environmental liability and other matters, including with respect to claims asserted under various other theories of agency or employer liability. Claims against us may exceed the amount of insurance coverage that we have or may not be covered by insurance at all. Businesses that we may acquire also increase our exposure to litigation. Material increases in liability claims or workers’ compensation claims, or the unfavorable resolution of claims, or our failure to recover, in full or in part, under indemnity provisions could materially and adversely affect our operating results. In addition, significant increases in insurance costs or the inability to purchase insurance as a result of these claims could reduce our profitability. See “Item 4.B. Business Overview — Legal Proceedings.”

Any negative publicity with respect to the Company, the Operating Subsidiaries, our directors, officers, employees, shareholders, or other beneficial owners, our peers, business partners, or our industry in general, may materially and adversely affect our reputation, business, and results of operations.

Our reputation and brand recognition play an important role in earning and maintaining the trust and confidence of our existing and prospective customers. Our reputation and brand are vulnerable to many threats that can be difficult or impossible to control, and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct, other improper activities, or negative rumors relating to our business, shareholders, or other beneficial owners, affiliates, directors, officers, or other employees, can harm our reputation, business, and results of operations, even if they are baseless or satisfactorily addressed. These allegations, even if unproven or meritless, may lead to inquiries, investigations, or other legal actions against us by any regulatory or government authorities. Any regulatory inquiries or investigations and lawsuits against us, and perceptions of conflicts of interest, inappropriate business conduct by us or perceived wrongdoing by any key member of our management team, among other things, could substantially damage our reputation regardless of their merits, and cause us to incur significant costs to defend ourselves. Moreover, any negative media publicity about the freight forwarding industry in general or service quality problems of other firms in the industry in which we operate, including our competitors, may also negatively impact our reputation and brand. If we are unable to maintain a good reputation or further enhance our brand recognition, our ability to attract and retain customers, third-party partners, and key employees could be harmed and, as a result, our business, financial position, and results of operations would be materially and adversely affected.

We may not be able to obtain finance from time to time to fund our operations and maintain growth.

In order to fund our operations and maintain our growth or expand our business, we may need to obtain future funding including equity financing or banking facilities from our banks from time to time. However, we may face the limitation of not having sufficient assets to pledge to secure additional debt financing. Further, there may be occasions where we are unable to obtain financing at commercial terms favorable or acceptable to us or at all. If these circumstances arise, our business, results of operations, and growth could be compromised.

Uncertainties relating to the growth and profitability of the e-Commerce industry could adversely affect our revenues and business prospect.

As part of our growth strategy, we plan to expand our services to customers focusing on cross-border e-Commerce or its related logistics services. The long-term viability and prospects of various e-Commerce business models remain relatively untested. The future results of operations of the e-Commerce platforms will depend on numerous factors affecting the development of the e-Commerce industry, which may be beyond our control, such as (i) the trust and confidence level of e-Commerce consumers, as well as changes in customer demographics and consumer tastes and preferences; (ii) the selection, price and popularity of products as well as promotions that the e-Commerce platforms offer online; (iii) whether alternative retail channels or business models that better address the needs of consumers; and (iv) the development of fulfillment, payment and other ancillary services associated with online purchases. A decline in the popularity of e-Commerce may adversely affect the business prospects of our customers, such as cross-border e-Commerce platforms, freight forwarders focusing on e-Commerce logistics services, and thus ultimately our revenue and business prospects may be adversely affected.

Our growth prospects may be limited if we do not successfully implement our future plans and growth strategy.

We devise our future plans as set out in the sections headed “Item 4.B. Business Overview — Growth Strategies” based on circumstances currently prevailing and bases and assumptions that certain circumstances will or will not occur, as well as the risks and uncertainties inherent in various stages of implementation.

Our growth is based on assumptions of future events which include (a) the continuous growing prevalence of e-Commerce; (b) our ability to develop our industry network with airlines and other freight forwarders for and co-loading activities; (c) the effectiveness of our management effort in overseeing our expansion; (d) continuous growth of the U.S. freight forwarding market; and (e) our ability to retain key staff in the management and the operational departments. Furthermore, our future business plans may be hindered by other factors that are beyond our control, such as competition within the freight forwarding industries and market conditions. Therefore, there is no assurance that any of our future business plans will materialize or result in the conclusion or execution of any agreement within the planned timeframe, or that our objectives will be fully or partially accomplished.

Our prospects must be considered in light of the risks and challenges which we may encounter in various stages of the development of our business. If the assumptions which underpin our future plans prove to be incorrect, our future plans may not be effective in enhancing our growth, in which case our business, financial condition and results of operations may be adversely affected.

We may grow, in part, through acquisitions, which involve various risks, and we may not be able to identify or acquire companies consistent with our growth strategy or successfully integrate acquired businesses into our operations.

We may intend to pursue opportunities to expand our business by acquiring other companies in the future. Acquisitions involve risks, including those relating to:

●	identification of appropriate acquisition candidates;

●	negotiation of acquisitions on favorable terms and valuations;

●	integration of acquired businesses and personnel;

●	integration of information technology systems;

●	implementation of proper business and accounting controls;

●	ability to obtain financing, at favorable terms or at all;

●	diversion of management attention;

●	retention of employees and customers;

●	non-employee driver attrition;

●	unexpected liabilities;

●	detrimental issues not discovered during due diligence.

Acquisitions also may affect our short-term cash flow and net income as we expend funds, potentially increase indebtedness and incur additional expenses. If we are not able to identify or acquire companies consistent with our growth strategy, or if we fail to successfully integrate any acquired companies into our operations, we may not achieve anticipated increases in revenue, cost savings and economies of scale, our operating results may actually decline and acquired goodwill and intangibles may become impaired.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition.

We believe that our performance and success is, to a certain extent, attributable to the extensive industry knowledge and experience of our key executives and personnel. Our continued success is dependent, to a large extent, on the ability to attract and retain the services of the key management team. However, competition for key personnel in our industry is intense. We may not be able to retain the services of our directors or other key personnel, or attract and retain high-quality personnel in the future. If any of our key personnel departs from us, and we are not able to recruit a suitable replacement with comparable experience to join us on a timely basis, our business, operations and financial condition may be materially and adversely affected.

Increasing labor cost and labor shortage in our industry may affect our business, financial conditions and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to fines and other penalties.

Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We and our network partners compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive salaries and benefits compared to them.

Because the freight forwarding industry is a labor-intensive industry, we cannot assure that we will not experience any labor shortage for our services or that our labor costs will not continue to increase in the future. Market participants in the freight forwarding industry of Hong Kong have suffered from shortage of labor and are confronted with an increase in labor costs, which tends to constrain the sustainable development of the freight forwarding industry. If we fail to retain our existing labor and/or recruit sufficient staff at the expected rate in a timely manner, we may not be able to shift the extra costs to our customers. As such, the increasing labor costs and labor shortage may adversely affect our business, financial conditions and results of operations.

The freight forwarding industry in which we operate is highly fragmented and competitive and there can be no assurance that we can compete successfully in the future and adequately address the downward pricing pressure.

The freight forwarding industry in which we operate is highly competitive, fragmented and historically have few barriers to entry. We compete with a large number of other asset-light freight forwarders, asset-based carriers, and integrated logistics companies. Our competitors range from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources, including greater freight capacity. In addition, our suppliers, such as major airlines and shipping liners have also set up subsidiaries to offer freight forwarding services and logistics services and our customers could bring in-house some of the services we provide to them.

Competition from other freight forwarders within the market may adversely affect our customer base and market share. Many of our competitors periodically reduce their rates to unusually low levels in order to gain business, especially during times of economic decline. Although such predatory pricing strategy is unsustainable in the long-term, it may adversely affect our business in the short-term. Furthermore, the freight forwarding industry continues to consolidate. As a result of consolidation, our competitors may increase their market share and improve their financial capacity and may strengthen their competitive positions. Business combinations could also result in competitors providing a wider variety of services at competitive prices, which could adversely affect our financial performance. We may lose key members of our management team and experienced employees (in particular those from our sales force who have established relationships with our key customers) to our competitors.

As a result, we may not be able to compete effectively with our existing or potential competitors. The competitive pressures may cause a decrease in our volume of freight and compel us to adopt a more competitive pricing strategy by lowering our profit margin in order to maintain our customer base and market share. There can be no assurance that we can compete successfully over other industry players for customers in the future. If we are unable to maintain our customer base, our business, financial condition and results of operations could be adversely affected.

If our merchant and non-freight forwarders customers are able to reduce their logistics and supply chain costs or increase utilization of their internal solutions, our business and operating results may be materially and adversely affected.

A major driver for merchants’ customers to use third-party logistics and supply chain service providers is the high cost and degree of difficulty associated with developing in-house logistics and supply chain expertise and operational efficiencies. If, however, our customers are able to develop their own logistics and supply chain solutions, increase utilization of their in-house supply chain, reduce their logistics spending, or otherwise choose to terminate our services, our logistics and supply chain management business and operating results may be materially and adversely affected.

Volatility in fuel prices, shortages of fuel or the ineffectiveness of our fuel surcharge program can have a material adverse effect on our results of operations and profitability.

We are subject to risks associated with the availability and price of fuel. Fuel prices have fluctuated dramatically over recent years. Future fluctuations in the availability and price of fuel could adversely affect our results of operations. Fuel availability and prices can be impacted by factors beyond our control, such as natural or man-made disasters, adverse weather conditions, political events, economic sanctions imposed against oil-producing countries or specific industry participants, disruption or failure of technology or information systems, price and supply decisions by oil producing countries and cartels, terrorist activities, armed conflict, tariffs, sanctions, other changes to trade agreements and world supply and demand imbalance. There can be no assurance that our fuel surcharge revenue programs will be effective in the future as the fuel surcharge may not capture the entire amount of the increase in fuel prices. Additionally, decreases in fuel prices reduce the cost of transportation services and accordingly, could reduce our revenues and may reduce margins for certain lines of business. In addition to changing fuel prices, fluctuations in volumes and related load factors may subject us to volatility in our fuel surcharge revenue. Fuel shortages, changes in fuel prices and the potential volatility in fuel surcharge revenue may adversely impact our results of operations and overall profitability.

Natural disasters, acts of God, wars, epidemics and other events may adversely affect our business operations, financial condition and results of operations.

Natural disasters, acts of God, wars, terrorist attacks, epidemics, material interruptions in service or stoppages in transportation and other events which are beyond our control may adversely affect local economies, infrastructures, airports, port facilities and international trade. They may also cause casualty to our employees, closure of ports or airports and disruptions to cargo flows, any of which could materially and adversely affect our results of operations and financial position. Harsh weather could also reduce our ability to transport freight, which could result in decreased revenues. Any of such occurrences of natural disasters or the outbreak of avian influenza, severe acute respiratory syndrome, the influenza A (H1N1), H7N9 or another epidemic could cause severe disruption to our daily operations, and may even require a temporary closure. Severe outbreaks of contagious diseases or epidemics such as coronavirus, avian influenza, swine influenza, severe acute respiratory syndrome (SARS) and Middle East respiratory syndrome (MERS) could lead to widespread health crises which may materially and adversely affect the regional and national economy. In particular, the COVID-19 pandemic have caused severe disruption to our daily operations, and may even require a temporary closure. Such closures may disrupt our business operations and adversely affect our results of operations. If any of our employees is suspected of having contracted a contagious disease, we may be required to apply quarantines or suspend our operations. Our operation could also be disrupted if our suppliers, customers or business partners were affected by such natural disasters or health epidemics.

In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Hong Kong economy in general. A prolonged outbreak of any illnesses or other adverse public health developments in Hong Kong or elsewhere in the world could have a material adverse effect on our business operations. Such outbreaks could severely disrupt our operations and adversely affect our business, financial condition and results of operations. Our headquarter is located in Hong Kong, where our management and employees currently reside. Consequently, if any natural disasters, health epidemics or other public safety concerns were to affect Hong Kong or cause travel restriction in or out of Hong Kong or its surrounding areas, our operation may experience material disruptions, which may materially and adversely affect our business, financial condition and results of operations. The war in Ukraine has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. We do not have any operation or business in Russia or Ukraine, however, we may potentially be indirectly adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede our operation and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

Any of these factors and other factors beyond our control could have an adverse effect on our business, financial condition and results of operations.

If we fail to maintain our information technology systems, or if we fail to successfully implement new technology or enhancements, we may be at a competitive disadvantage and experience a decrease in revenues.

Our freight forwarding services are heavily dependent on our ability to communicate and manage the information related to the operation of freight forwarding business effectively. We rely on our current freight operations and accounting system to maintain our electronic system and database. Our system allows our staff to record and review the details of customers’ cargo space bookings, flight and shipping schedule and other related information of shipment. Moreover, we also rely on our warehousing management system for our provision of ancillary logistics services to manage our operation of our warehouse, including export shipments, invoicing and costing, reporting and transportation.

While we take measures to ensure the security of our IT systems, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, hacking and break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, disable our ability to handle the bookings of customers efficiently or at all, and adversely impact our customer service, volumes, and revenues and result in increased cost. In addition, we may be required to incur significant costs to protect against damage caused by the possible disruptions or security breaches in the future.

As we rely on our information technology systems to efficiently run our business, they are also the key components of our growth strategy and competitive advantage. As set out in the section headed “Item 4.B. Business Overview — Growth Strategy ”, we plan to enhance our information technology system in relation to freight forwarding services to improve our efficiency and facilitate the forecast in customers’ demand and planning of sourcing cargo space. We expect our customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our information technology systems in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the freight forwarding services industry or to design and implement the appropriate features and functionality of our information technology systems in a timely and cost-effective manner, which could put us at a competitive disadvantage and result in a decline in our efficiency, decreased demand for our services and a corresponding decrease in our revenues. In addition, we could incur software development costs for technology that is ultimately not deployed and thus, would require us to write-off these costs, which would negatively impact our financial results. Furthermore, as technology improves, our customers may be able to find alternatives to our services for matching shipments with available freight hauling capacity.

Our business is subject to cybersecurity risks. A cyberattack may disrupt our operations and compromise the personal data of our customers.

Our operations depend on effective and secure information technology systems. Threats to information technology systems, including as a result of cyber-attacks and cyber incidents, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data and the unauthorized release, corruption or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems, or other electronic security, including with our property and equipment.

These cybersecurity risks could:

●	Disrupt our operations and damage our information technology systems,

●	Subject us to various penalties and fees by third parties,

●	Negatively impact our ability to compete,

●	Enable the theft or misappropriation of funds,

●	Cause the loss, corruption or misappropriation of proprietary or confidential information, expose us to litigation and

●	Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events.

If a cybersecurity event occurs, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer or vendor data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships and our reputation.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or which we cause third-party service providers to implement, will be sufficient to protect our systems, information or other property. Additionally, customers or third parties whom we rely on face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber-incident or attack could have a material adverse effect on our business, financial condition and results of operations.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations.

We maintain Freight Forwarder Liability insurance policies against cargo transportation losses and freight forwarder errors and omissions. We also maintain insurance coverage of employee’s compensation, and public liability insurance. Because of these significant self-insured exposures, insurance and claims expense may fluctuate significantly from period-to-period. Additionally, our ability to obtain and maintain adequate insurance and the cost of such insurance may be affected by significant claims and conditions in the insurance market over which we have no control.

We cannot assure that the insurance policies we have taken out are always able to cover all losses we sustain during the course of our business operations as it is not always possible to accurately predict and quantify how much loss we will suffer from potential claims. We may fail to establish sufficient insurance reserves and adequately estimate for future insurance claims. In the case of an uninsured loss or a loss in excess of insured limit, we may be required to pay for losses, damages and liabilities out of our own funds. The occurrence of an event that is not fully covered by insurance, the loss of insurance coverage or a material increase in the cost of insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fluctuations in exchange rates could result in foreign currency exchange losses, which may adversely affect our financial condition, results of operations and cash flows.

We are exposed to certain foreign exchange risks in respect of depreciation or appreciation amongst the currencies other than our functional currency. The value of Hong Kong dollar against Renminbi and other currencies may fluctuate and is affected by, among other things, the policies of the PRC government and changes in the PRC’s and international political and economic conditions. Since a significant portion of customers are from Mainland China, any future exchange rate volatility relating to Renminbi may lead to uncertainties in the value of our earnings.

It is difficult to predict how market forces or Hong Kong, Mainland China, the U.S. or other government policies may impact the exchange rate among Hong Kong dollar, Renminbi, U.S. dollar and other currencies in the future. To the extent that we need to convert U.S. dollars we receive from the consummation of the Business Combination into Hong Kong dollars for our operations, appreciation of the Hong Kong dollar against the U.S. dollar would have an adverse effect on the Hong Kong dollar amount we would receive. Moreover, fluctuation in the exchange rate will affect the relative value of earnings from and the value of any foreign currency-denominated investments we make in the future. Shall we face significant volatility in these foreign exchange rates and we cannot procure any specific foreign exchange control measures to mitigate such risks, our results of operations and financial performance shall be adversely affected.

We may be affected by the currency peg system in Hong Kong.

Since 1983, Hong Kong dollars have been pegged to the U.S. dollars at the rate of approximately HK$7.8 to US$1.0. We cannot assure you that this policy will not be changed in the future. If the pegging system collapses and Hong Kong dollars suffer devaluation, the Hong Kong dollar cost of our expenditures denominated in foreign currency may increase. This would in turn adversely affect the operations and profitability of our business.

Our business is subject to various laws and regulations around the world; failure to comply with these provisions, as well as any adverse changes in applicable laws and regulations, may restrict or prevent us from doing business in certain countries or jurisdictions, require us to incur additional costs in operating our business or otherwise materially adversely affect our business.

The supply chain management services we provide are regulated by various governmental authorities around the world. A failure to comply with applicable laws and regulations and maintain appropriate authorizations could result in substantial fines, operational restrictions or possible revocations of authority to conduct operations, which could have a material adverse impact on our business, results of operations and financial condition. Future regulations or changes in existing regulations, or in the interpretation or enforcement of regulations, could require us or our customers to incur additional capital or operating expenses or modify business operations to achieve or maintain compliance. For example, the global responses to terrorist threats have resulted in a proliferation of cargo security regulations which have created a marked difference in the security arrangements required to move shipments around the globe, and we expect regulations to become more stringent in the future.

In addition, due to the cross-border nature of our activities and the large number of countries in which we operate, we must continually monitor our compliance with anti-corruption laws (such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act), trade control and sanctions laws and regulations (including those promulgated and enforced by the Office of Foreign Assets Controls and by other national and supranational institutions), and antitrust and competition laws. Recent years have seen a substantial increase in global enforcement of these laws, with more frequent voluntary self-disclosures by companies, industry-wide investigations and criminal and civil enforcement proceedings by U.S. and other government agencies resulting in substantial fines and penalties. We may be subject to criminal and civil penalties and other remedial measures as a result of any violation of such laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition. While we have in place policies and procedures relating to compliance with these laws, there can be no assurance that our internal policies or procedures will work effectively to ensure that we comply with such laws and regulations all of the time or to protect us against liability under such laws and regulations for actions taken by our employees or by our third-party service providers (or their subcontractors) with respect to our business, which may be outside our direct control or knowledge.

We have identified a material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

Prior to the Business Combination, we were a private company with limited accounting and financial reporting personnel and other resources with which we addressed our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

In connection with the preparation of our consolidated financial statements included in this Annual Report, we identified one material weakness in its internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weakness that has been identified related to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP and our lack of internal audit function to establish formal risk assessment process and internal control framework. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that us include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. If we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, it could result in material misstatements in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our businesses, financial condition, results of operations and prospects, as well as the trading price of the Ordinary Shares, may be materially and adversely affected. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

As a public company, we have incurred and expect to continue to incur significant legal, accounting and other expenses. For example, as a public company, we need to meet the applicable requirement of Nasdaq for independent directors and adopt policies regarding internal controls and disclosure controls and procedures. Operating as a public company may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

After we are no longer an “emerging growth company,” we may incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC.

Risks Related to our Ordinary Shares

Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of “non-inspection years” from three years to two years, and thus, reduced the time before our securities may be prohibited from trading or delisted. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.

Pursuant to the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, or the HFCAA, if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm located in a jurisdiction that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit the securities of the issuer from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden, which, among other things, reduced the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two years. The decrease in non-inspection years would reduce the time period before our securities may be prohibited from trading or delisted if the PCAOB determines that it is unable to inspect or investigate completely registered public accounting firms located in Hong Kong, China, under the HFCAA.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China or Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China or Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our securities are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our securities when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our securities. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in December 2023, and as of the date of this annual report, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China or Hong Kong, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in Hong Kong or China without the approval of Chinese authorities. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

We cannot be sure that an active trading market will develop for the Class A Ordinary Shares.

Prior to the Business Combination, we had not issued any securities in the U.S. markets or elsewhere nor had there been extensive information about us, our businesses, or our operations publicly available. The listing of the Ordinary Shares on the Nasdaq does not ensure that a market for the Ordinary Shares will develop or the price at which the Ordinary Shares will trade. No assurance can be provided as to the demand for or trading price of the Ordinary Shares.

Even if we are successful in developing a public market, there may not be enough liquidity in such market to enable shareholders to sell their Ordinary Shares. If an active trading market for the Ordinary Shares does not develop, investors may not be able to re-sell their Ordinary Shares, rendering their shares illiquid and possibly resulting in a complete loss of their investment. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. The trading price of and demand for the Ordinary Shares and the development and continued existence of a market and favorable price for the Ordinary Shares will depend on a number of conditions, including the development of a market following, including by analysts and other investment professionals, our businesses, operations, results and prospects, general market and economic conditions, governmental actions, regulatory considerations, legal proceedings and developments or other factors. These and other factors may impair the development of a liquid market and the ability of investors to sell shares at an attractive price. These factors also could cause the market price and demand for the Ordinary Shares to fluctuate substantially, which may limit or prevent investors from readily selling their shares and may otherwise negatively affect the price and liquidity of the Ordinary Shares. Many of these factors and conditions are beyond the control of us and shareholders.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to you. Such volatility, including any stock run-ups, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading price of our Ordinary Shares is likely to be volatile and could fluctuate widely due to factors beyond our control. The market price of our Ordinary Shares may be volatile, both because of actual and perceived changes in our financial results and prospects, and because of general volatility in the stock market. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of other Hong Kong and Chinese companies may also negatively affect the attitudes of investors towards Hong Kong and Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. Furthermore, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, which may have a material and adverse effect on the trading price of our Ordinary Shares. Factors that could cause fluctuations in the trading price of our securities include the following:

●	actual or anticipated fluctuations in our financial condition or results of operations;

●	variance in our financial performance from expectations of securities analysts;

●	changes in our projected operating and financial results;

●	changes in laws or regulations applicable to our business;

●	announcements by us or our competitors of significant business developments, acquisitions or new offerings;

●	sales of our securities by us, our shareholders, as well as the anticipation of lockup releases;

●	significant breaches of, disruptions to or other incidents involving our information technology systems or those of our business partners;

●	our involvement in litigation;

●	conditions or developments affecting the solar power industry in our major markets;

●	changes in senior management or key personnel;

●	the trading volume of our securities;

●	changes in the anticipated future size and growth rate of our markets;

●	publication of research reports or news stories about us, our competitors or our industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

●	general economic and market conditions;

●	Changes in international trade policies, trade disputes, barriers to trade, or the emergence of the trade war and;

●	other events or factors, including those resulting from war, incidents of terrorism, global pandemics (such as COVID-19), currency fluctuations, natural disasters or responses to these events, including with respect to potential operational disruptions, labor disruptions, increased costs, and impacts to demand related thereto.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial conditions or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Ordinary Shares. A decline in the market price of our Ordinary Shares also could adversely affect our ability to issue additional shares of Ordinary Shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in our Ordinary Shares will develop or be sustained. If an active market does not develop, holders of our Ordinary Shares may be unable to readily sell the shares they hold or may not be able to sell their shares at all.

Furthermore, employees and directors of the Company have granted equity awards under the 2024 Plan. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercised, as applicable, for the Company’s Ordinary Shares. Sales of Ordinary Shares by holders after the vesting of awards or holders of options who have exercised their options under any incentive plan that the Company may in the future implement could also cause the price of the Company’s Ordinary Shares to fall.

Volatility in our share price could subject us to securities class action litigation.

The market price of our Ordinary Shares may be volatile and, in the past, companies that have experienced volatility in the market price of their shares have been subject to securities class action litigation. We may be the target of securities class action litigation and investigations. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could adversely affect our business, financial condition and results of operations.

If securities and industry analysts do not publish research or publish inaccurate or unfavorable research or cease publishing research about us, the price and trading volume of our securities could decline significantly.

The trading market for the Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage us, the trading price for the Ordinary Shares would likely be negatively impacted. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade our securities or publish inaccurate or unfavorable research about our business, our share price would likely decline. If one or more of these analysts cease coverage or fail to publish reports on us, demand for the Ordinary Shares could decrease, which might cause our share price and trading volume to decline.

Our issuance of additional share capital in connection with financings, acquisitions, investments, our equity incentive plans or otherwise will dilute all other shareholders.

We expect to issue additional share capital in the future that will result in dilution to all other shareholders. We expect to grant equity awards to key employees under our equity incentive plans. We may also raise capital through equity financings in the future. As part of our business strategy, we may acquire or make investments in companies, solutions or technologies and issue equity securities to pay for any such acquisition or investment. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of the Company’s Ordinary Shares to decline.

Exercise of the Unit Purchase Option could increase the number of shares eligible for future resale in the public market and result in dilution to our shareholders.

Following the consummation of the Business Combination, we have assumed the Unit Purchase Option (as defined below) that AIB sold to Maxim Group LLC, for $100, which consists of an option to purchase up to a total of 431,250 Option Units (as defined below) exercisable, in whole or in part, at $11.00 per unit, commencing on the consummation of the Business Combination (the “Unit Purchase Option”). The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from January 18, 2022. Upon exercise, each unit (the “Option Unit”) contains one Ordinary Share and one right. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-tenth (1/10) of an Ordinary Share upon the consummation of the Business Combination. To the extent the Unit Purchase Option are exercised, additional Ordinary Shares will be issued, which will result in dilution to our then existing shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our ordinary shares.

It is not expected that we will pay dividends in the foreseeable future.

It is expected that we will retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, it is not expected that we will pay any cash dividends in the foreseeable future.

Our board of directors has complete discretion as to whether to distribute dividends. Even if the board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on the future results of operations and cash flow, capital requirements and surplus, the amount of distributions, if any, received from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by the board of directors. There is no guarantee that our shares will appreciate in value or that the trading price of the shares will not decline.

The requirements of being a public company may strain our resources, divert our management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, listing requirements of Nasdaq and other applicable securities rules and regulations. As such, we have incurred and expect to continue to incur relevant legal, accounting and other expenses, and these expenses may increase even more if we no longer qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We may need to hire more employees or engage outside consultants to comply with these requirements, which will increase our costs and expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. These laws and regulations may increase our legal and financial compliance costs and render our certain business activities more time-consuming and costly.

Some members of our management team have limited experience managing a publicly traded company, interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage the transition to being a public company subject to significant regulatory oversight and reporting obligations under the federal securities laws and regulations and the continuous scrutiny of securities analysts and investors. The need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent the improvement of our business, financial condition and results of operations. Furthermore, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and prospects. These factors could also make it more difficult to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, compensation committee and nominating committee, and qualified executive officers.

As a result of disclosure of information in this Annual Report, the prospectus we filed in connection with the Business Combination and in other filings required of a public company, our business and financial condition has and will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition, results of operations, prospects and reputation.

We are a foreign private issuer and are not subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we expect to publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. Accordingly, you may receive less or different information about us than you would receive about a U.S. domestic public company.

As we are a “foreign private issuer” and intend to follow certain home country corporate governance practices, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

As a foreign private issuer, we have the option to follow certain home country corporate governance practices rather than those of Nasdaq, provided that we disclose the requirements we are not following and describe the home country practices we are following. We intend to rely on this “foreign private issuer exemption” with respect to Nasdaq rules for shareholder meeting quorums and shareholder approval requirements. We may in the future elect to follow home country practices with regard to other matters. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, a majority of our assets are located in the U.S., or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. A U.S.-listed public company that is not a foreign private issuer will incur significant additional legal, accounting and other expenses that a foreign private issuer will not incur.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

We are an exempted company incorporated in the Cayman Islands. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

Among other things, we are not required to: (1) have a majority-independent board of directors; (2) have a compensation committee consisting of independent directors; (3) have a nominating committee consisting of independent directors; (4) have regularly scheduled executive sessions with only independent directors each year; or (5) obtain shareholder approval prior to the issuance of additional shares in certain circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

We may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq Stock Market. If we choose to follow the home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market Rules applicable to U.S. domestic issuers.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our Ordinary Shares less attractive to investors.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market for our Ordinary Shares and our share price may be more volatile.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of the Business Combination, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

We may be or become a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ordinary shares or Warrants.

Depending on the value of our assets, which is determined based, in part, on the market value of our ordinary shares, and the nature of our assets and income over time, we could be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) at least 75% of its gross income for such year consists of certain types of “passive” income; or (ii) at least 50% of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”). Based on our income and assets and the market value of our ordinary shares, we believe that we were not a PFIC for the taxable year ended December 31, 2024.

There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ordinary shares from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization. Recent fluctuations in our market capitalization create a material risk that we may be classified as a PFIC for the current taxable year and foreseeable future taxable years. In addition, the composition of our income and our assets will be affected by how, and how quickly, we spend our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income or assets as non-passive, or our valuation of our goodwill and other unbooked intangibles, each of which could cause us to become classified as a PFIC for the current or subsequent taxable years.

If we are a PFIC for any taxable year during which a U.S. Holder (as defined in Item 10.E. Taxation — General) holds our ordinary shares or Warrants, the U.S. Holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. Holders hold our ordinary shares or Warrants, we would generally continue to be treated as a PFIC with respect to such U.S. Holders even if we do not satisfy either of the above tests to be classified as a PFIC in a subsequent taxable year. Please see Item 10.E. Taxation — Passive Foreign Investment Company Rules.”

If we cannot satisfy, or continue to satisfy, the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our securities are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum stockholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. The Nasdaq Listing Rules require a company to maintain a minimum closing bid price of US$1.00 per share.

On October 20, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per Ordinary Share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until or until April 28, 2025 to regain compliance with Nasdaq’s minimum bid price requirement. If we do not regain compliance during such 180-day period, we may be eligible for an additional 180 calendar days, provided that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provides Nasdaq with a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary.

On April 29, 2025, we received the notice from Nasdaq that Nasdaq has determined that we are eligible for an additional 180 calendar day period, or until October 27, 2025, to regain compliance.

Even if we currently meet the other listing requirements and other applicable rules of the Nasdaq Capital Market, and even if we regain compliance with Nasdaq Listing Rule 5550(a)(2), we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If our securities are subsequently delisted from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Ordinary Shares is a “penny stock,” which will require brokers trading in our Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Item 4. Information on the Company

4.A. History and Development of the Company

PSI was incorporated in the Cayman Islands as an exempted company with limited liability in on March 7, 2022. PSI commenced operation in 1993 with the establishment of PSIHK on May 27, 1993, and acquired BGG in March 2022. PSI owns 100% equity interest in PSI (BVI) Ltd and BGG (BVI) Ltd, each a British Virgin Islands company; PSI (BVI) Ltd holds 99.2% of PSIHK with the remainder 0.8% held by two independent individuals at 0.4% each. BGG (BVI) Ltd owns 100% of BGG.

The holding company, PS International Group Ltd., was incorporated under the laws of Cayman Islands on September 12, 2023, solely for the purpose of effectuating the Business Combination. Prior to the completion of the Business Combination, we did not conduct any material activities other than those incidental to our formation and the matters contemplated by the Business Combination Agreement. Following, and as a result of the Business Combination, PSI will become the wholly-owned subsidiary of PS International Group Ltd., all of our business is conducted through PSI and its subsidiaries.

Our principal executive offices are located at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. Our telephone number at this address is +852 2754 3320. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://www.psi-groups.com. The information contained on our websites is not a part of this annual report.

The Business Combination with AIB

On July 18, 2024 (the “Closing Date”), PS International Group Ltd., a Cayman Islands exempted company (the “Company”), consummated Business Combination pursuant to the Business Combination Agreement, , by and among (i) the Company, (ii) AIB, (iii) PSI, (iv) AIB LLC (the “Sponsor”), (v) PSI Merger Sub I and (vi) PSI Merger Sub II. Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive Ordinary Shares of the Company, and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

As a result of the Mergers, (a) each of the ordinary shares of PSI that were issued and outstanding immediately prior to the effective time of the First Merger was cancelled and converted into (i) the right to receive 90% of such number of Ordinary Shares equal to the Exchange Ratio (as defined in the Business Combination Agreement), and (ii) the contingent right to receive 10% of such number of Ordinary Shares equal to the Exchange Ratio in accordance with the Business Combination Agreement and an Escrow Agreement, dated July 16, 2024 (the “Escrow Agreement”), by and between the Company, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent. Each ordinary share of AIB that was issued and outstanding immediately prior to the effective time of the Second Merger was cancelled and converted automatically into the right to receive one Ordinary Share of the Company. Each issued and outstanding right to receive one-tenth (1/10) of one Class A ordinary share of AIB (“AIB Class A Ordinary Share”) upon the completion of the Business Combination (“AIB Right”) was automatically converted into one-tenth of one Ordinary Share of the Company, provided that the Company did not issue fractional shares in exchange for the AIB Rights. As used herein, the “Exchange Ratio” equals to 100.

On July 19, 2024, Company’s Ordinary Shares commenced trading on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PSIG.”

Additional Agreements in connection with the Business Combination

Lock-Up Agreements

Simultaneously with the execution of the Business Combination Agreement, the Company, the Sponsor, PSI and AIB have entered into lock-up agreements with certain shareholders of AIB and with certain holders of PSI’s securities. These lock-up agreements provide for a lock-up period commencing on the Closing Date and ending on the earlier of (i) the 6-month anniversary of the closing of the transactions contemplated by the Business Combination Agreement and (ii) the date on which the Company completes a liquidation, merger, capital stock exchange, reorganization, bankruptcy or other similar transaction that results in all of the outstanding Company’s Ordinary Shares being converted into cash, securities or other property, with respect to Company’s Ordinary Shares held by the such shareholder. The parties’ undertakings in the lock-up agreements were made as a condition to the willingness of PSI and AIB to consummate the Business Combination and as an inducement and in consideration therefor.

Support Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company, AIB, PSI, the Sponsor and certain shareholders of PSI have entered into a Support Agreement (the “Support Agreement”), pursuant to which, among other things, the Sponsor and the shareholders of PSI have agreed (a) to support the adoption of the Business Combination Agreement and the approval of the Business Combination, subject to certain customary conditions, and (b) not to transfer any of their subject shares (or enter into any arrangement with respect thereto), subject to certain customary conditions. In addition, the Sponsor agreed in the Support Agreement that, to the extent the Sponsor fails to pay or otherwise discharge any “Excess SPAC Expense Amount” (defined as the amount, if any, by which the aggregate amounts payable in cash for AIB’s accrued transaction expenses at the Closing, and any loans owed by AIB to the Sponsor for transaction and other administrative costs and expenses, exceeds $1.5 million), the Sponsor shall automatically surrender to the Company and forfeit for cancellation (for no additional consideration) a quantity of Company’s Ordinary Shares otherwise due to the Sponsor at Closing equal to (i) the portion of the Excess SPAC Expense Amount that is unpaid or otherwise undischarged by the Sponsor, divided by (ii) $10.00. The parties’ undertakings in the Support Agreement were made as a condition to the willingness of PSI and AIB to consummate the Business Combination and as an inducement and in consideration therefor.

Registration Rights Agreement

Simultaneously with the execution of the Business Combination Agreement, the Company, certain shareholders of AIB and PSI, have entered into a Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the undersigned parties listed under “Investor” on the signature page thereto will be provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to Registrable Securities (as defined in the Registration Rights Agreement). The Registration Rights Agreement contains customary covenants regarding registration procedures and mutual indemnification obligations, among other matters. The parties’ undertakings in the Registration Rights Agreement are made were made as a condition to the willingness of PSI and AIB to consummate the Business Combination and as an inducement and in consideration therefor.

Corporate Structure

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

The Subsidiaries and Business Functions

AIB

AIB Acquisition Corporation is a blank check company that was incorporated as a Cayman Islands exempted company on June 18, 2021, for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. On July 18, 2024, AIB and PSI consummated the closing of their business combination. The transaction was effected through a series of mergers, whereby PSI Merger Sub I merged with and into PSI, with PSI surviving as a wholly owned subsidiary of the Company, and subsequently, PSI Merger Sub II merged with and into AIB, with AIB surviving as a wholly owned subsidiary of the Company.

PSI

PSI Group Holdings Ltd is a Cayman Islands exempted company that is the intermediate holding company of PSI (BVI), BGG (BVI), and the Operating Subsidiaries, and directly wholly-owned by the Company.

PSI (BVI)

PSI (BVI) Ltd is a British Virgin Islands company and a wholly owned subsidiary of PSI, holds 99.2% of PSIHK.

PSIHK

Profit Sail Int’l Express (H.K.) Limited is an operating subsidiary of the Company, was incorporated under laws of Hong Kong and commenced its operations on May 27, 1993. PSIHK is engaged in the provision of logistics and freight handling services. PSI (BVI) holds 99.2% of PSIHK, and the remaining 0.8% ownership interests were held by two independent individuals with each holding equal ownerships of 0.4% each.

BGG (BVI)

BGG (BVI) Ltd is a British Virgin Islands company and the wholly owned subsidiary of PSI, holds 100% of BGG.

BGG

Business Great Global Supply Chain Limited is a Hong Kong company that is an operating subsidiary of the Company. BGG is engaged in the provision of logistics and freight handling services.

Emerging Growth Company Status

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. Pursuant to the JOBS Act, we have elected to take advantage of the benefits of this extended transition period for complying with new or revised accounting standards. As a result, our operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of our IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

Implication of the Holding Foreign Companies Accountable Act (the “HFCAA”)

The HFCAA was enacted on December 18, 2020. The HFCAA states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit the company’s shares from being traded on a national securities exchange or in the over the counter trading market in the United States.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCAA. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act (“AHFCAA”), which was signed into law on December 29, 2022, amending the HFCAA and requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchange if its auditor is not subject to PCAOB inspections for two consecutive years instead of three consecutive years.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCAA, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCAA, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which took effect on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, PCAOB announced the PCAOB HFCAA determinations (the “PCAOB determinations”) relating to the PCAOB’s inability to inspect or investigate completely registered public accounting firms headquartered in mainland China of the PRC or Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in the PRC or Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed a Statement of Protocol (the “SOP”) with the China Securities Regulatory Commission and the Ministry of Finance of China. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreement”), establishes a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law.

On December 15, 2022, the PCAOB announced that it was able to secure complete access to inspect and investigate PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong completely in 2022. The PCAOB Board vacated its previous 2021 determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. However, whether the PCAOB will continue to be able to satisfactorily conduct inspections of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainties and depends on a number of factors out of our and our auditor’s control. The PCAOB continues to demand complete access in mainland China and Hong Kong moving forward and is making plans to resume regular inspections in early 2023 and beyond, as well as to continue pursuing ongoing investigations and initiate new investigations as needed. The PCAOB has also indicated that it will act immediately to consider the need to issue new determinations with the HFCAA if needed.

WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in December 2023, and as of the date of this annual report, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities (following consummation of the Business Combination) to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Ordinary Shares— The PCAOB may be unable to inspect or fully investigate our auditors as required under the Holding Foreign Companies Accountable Act, or the HFCAA, as amended. If the PCAOB is unable to conduct such inspections for two consecutive years, the SEC will prohibit the trading of our shares. The delisting of our shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections of our auditors would deprive our investors of the benefits of such inspections.”

We cannot assure you whether Nasdaq or other regulatory authorities will apply additional or more stringent criteria to us. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected. Our ability to retain an auditor subject to PCAOB inspection and investigation, including but not limited to inspection of the audit working papers related to us, may depend on the relevant positions of U.S. and Chinese regulators. With respect to audits of companies with operations in China or Hong Kong, such as the Company, there are uncertainties about the ability of our auditor to fully cooperate with a request by the PCAOB for audit working papers in Hong Kong or China without the approval of Chinese authorities. Whether the PCAOB will be able to conduct inspections of our auditor, including but not limited to inspection of the audit working papers related to us, in the future is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and shares are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Failure to Satisfy a Listing Condition

On October 20, 2024, we received a notice from Nasdaq that we failed to comply with the minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules as the closing bid price per Ordinary Share had been below US$1.00 for a period of 30 consecutive business days. The Nasdaq notification letter does not result in the immediate delisting of our securities. Pursuant to Rule 5810(c)(3)(A) of the Nasdaq Listing Rules, we have a compliance period of 180 calendar days, or until or until April 28, 2025 to regain compliance with Nasdaq’s minimum bid price requirement. If we do not regain compliance during such 180-day period, we may be eligible for an additional 180 calendar days, provided that we meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq except for Nasdaq Listing Rule 5550(a)(2), and provides Nasdaq with a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. On April 29, 2025, we received the notice from Nasdaq that Nasdaq has determined that we are eligible for an additional 180 calendar day period, or until October 27, 2025, to regain compliance.

Departure of Directors or Certain Officers and Appointment of Certain Director and Officer

Hok Wai Alex Ko

Effective on December 31, 2024, Hok Wai Alex Ko (“Mr. Ko”) resigned as the Chief Executive Officer and Director of the Company

Wing Yui Felix Lau

Effective on December 30, 2024, Wing Yui Felix Lau (“Mr. Lau”) resigned as the Chief Operating Officer the Company.

Hang Tat Gabriel Chan

On December 31, 2024, the Board of the Company approved the appointment of Hang Tat Gabriel Chan (“Mr. Chan”) as Chief Executive Officer and Director of the Company, effective on January 1, 2025, to fill the vacancy of Mr. Ko.

See “Item 6. Directors, Senior Management and Employees” of this Annual Report.

4.B. Business Overview

The following discussion reflects our business. Unless the context otherwise requires, all references in this section to “we,” “us,” and “our” refer collectively to PSI Group Holdings Ltd and its subsidiaries prior to the consummation of the Business Combination and PS International Group Ltd. and its subsidiaries following the consummation of the Business Combination.

Overview

We are a renowned air freight and end-to-end supply chain solution providers in Hong Kong, with a focus on providing cross border logistics services. Based in Hong Kong, a prominent logistics hub in Asia, we benefit from geographical advantages in providing integrated solutions that combine ocean, air, and overland logistics. This well-connected transportation network significantly enhances our operational efficiency and cost-effectiveness.

We are positioning ourselves as a global e-Commerce logistic service specialist, delivering solutions that are not only cost-effective but also sufficiently fast to compete with local alternatives. Our ability to accommodate adaptive service models is crucial for serving cross-border merchants, brands and e-Commerce platforms. This flexibility and adaptability are underpinned by our expertise in traditional services, which include air freight forwarding and ocean freight forwarding.

Through our Operating Subsidiaries, we employ an asset-light, structurally flexible, and scalable business model. Rather than owning or operating aircraft or vessels, we collaborate with carriers that specialize in asset-intensive transportation to handle freight shipment on our behalf. This arrangement allows us to customize our services to meet specific customer demands by selecting from various transportation methods and providers. Additionally, our asset-light business model minimizes our capital expenditure requirements, enabling us to scale our business to the market situation rapidly. We work closely with a robust network of well-established agents to manage both incoming and outgoing traffic for all other nations. These representatives are handpicked to maintain a uniformly high standard of service for our clients.

Our primary revenue streams come from premia charged above carrier fees for transporting customer shipments, as well as fees for customs brokerage and other value-added services. With our long-term, established relationships with our upstream suppliers, mainly airline carriers and shipping liners, we are able to secure cargo space at relatively lower prices compared to market guideline prices. Our existing customers are primarily peer freight forwarders and other logistics service providers, as well as some direct customers that book consignment shipping directly with us. Given the large volume of cargo we handle daily and our operational expertise in consolidating fragmented consignments, our unit rates per kilogram or per container charged to our customers can be lower compared to those seeking direct arrangements with carriers or other forwarders. With our expertise in providing these services and our knowledge of the global transportation network, we are well-positioned to help our customers improve transportation and cost efficiency.

Our Operating Subsidiaries source cargo space through various agreements, including direct booking, block space arrangements, and flight charters. Direct bookings involve purchase of cargo space without fixed-term agreements, while block space arrangements and aircraft charter arrangements ensure a reliable supply of cargo space to meet customer needs. In the years ended December 31, 2024, 2023 and 2022, our Operating Subsidiaries provided services to various customers, including freight forwarders and direct customers who are not freight forwarders but purchase cargo space directly from us. We have the ability to secure cargo space from suppliers for a wide range of destinations, serving over 90 routes around the globe.

During the same periods, we recorded revenue of approximately US$87.2 million, US$140.0 million and US$97.3 million, respectively. Revenue from air freight forwarding services accounted for 98.3%, 99.0% and 95.2% of the total revenue for the years ended December 31, 2024, 2023 and 2022, respectively; revenue from ocean freight forwarding services accounted for 1.7%, 1.0% and 4.8% of the total revenue for the same periods, respectively.

The revenue generated from freight forwarding services primarily comes from air freight exports to regions such as North America, Europe, and Asia. The United States is our largest forwarding destination.

Our Services

Started as a provider of freight forwarding services, we are a renowned air-freight specialist in Hong Kong. In recent years, we have evolved our businesses to offer a comprehensive range of cross-border supply chain services, particularly strengthening our offerings in the e-Commerce market. We source cargo space from our suppliers (such as airlines, shipping liners, and other freight forwarders) through various arrangements such as direct booking, block space arrangements and flight charters. We utilize cargo and route resources to help our customers to ship their consignments globally at discounted rates compared to those who negotiate directly with carriers. We also offer customers more certain access to cargo capacity even during times of high demand.

We are positioning ourselves as global e-Commerce logistic service specialist, delivering solutions that are not only cost-effective but also sufficiently fast to compete with local alternatives. Our ability to accommodate adaptive service models is crucial for serving cross-border merchants, brands and e-Commerce platforms. This flexibility and adaptability are underpinned by our long-established expertise in traditional services, which include air freight forwarding and ocean freight forwarding:

Air Freight Services

Substantially all of our revenue is derived from the provision of air freight forwarding services, which includes both the import and export of goods. These services principally involve arranging shipment based on booking instructions from customers, conducting off-airport air cargo security screening, securing cargo space from cargo space suppliers (including airlines and other freight forwarders) and preparing necessary documentations such as customs clearance paperwork. We also offer ancillary logistics services such as cargo pickup, cargo handling at ports and local transportation, as well as warehousing related services such as repackaging, labelling, palletization, preparation of shipping documentation, customs clearance and warehousing. Our air freight forwarding services cover export shipments to over 90 countries.

Some of the specific air freight services we offer include:

●	Domestic, deferred, express and charter services, providing customers with options based on price and delivery speed;

●	Port to Port and Door to Door shipments, allowing customers to separately manage post-arrival services such as delivery or clearance;

●	Combination with our ocean freight services;

●	Air and transload shipping services, transferring arriving cargo from an airline container or pallet to trucks for final delivery; and

●	Transport of sensitive, perishable and refrigerated goods.

To support these services, we engage independent service providers for logistics services at the origin of the consignment, such as cargo pickup, cargo handling at ports, x-ray screening, and local transportation. For warehousing-related services, including repackaging, labelling, palletization, preparation of shipping documentation, customs clearance and warehousing, we engage third-party service providers to manage these operations in their warehouses, under the supervision of our operations team. Prior to August 2022, when we surrendered the lease for our Tsing Yi Warehouse to improve our financial flexibility by reducing fixed rental costs, those operations were conducted in the Tsing Yi Warehouse.

The warehouse we contract is also Regulated Air Cargo Screening Facility (“RACSF”), a facility which is able to conduct air cargo screening facility at an off-airport location. Pursuant to the International Civil Aviation Organization (“ICAO”) policy, the Hong Kong Civil Aviation Department (“CAD”) requires the freight forwarders to screen all cargoes consigned by existing known consignors, which have not been validated by CAD. In light of this policy, CAD has formulated the RACSF Scheme to enable and regulate air cargo screening at off-airport locations, where interested industry operators, such as freight forwarders and shared warehouse operators, can conduct cargo screening operations in their off-airport premises by registering with the CAD to become a RACSF.

In response to the RACSF Scheme, we invested in and installed x-ray screening facilities and registered as “Regulated Agent” under the Scheme, as a freight forwarder that is able to carry out the security controls of air cargo off-airport in our own premise, as approved by the CAD. The x-ray screening facilities are located at our warehousing services provider’s warehouse, where the screening service is performed under our supervision.

Our x-ray screening capabilities enable us to handle bulk or palletized cargo, streamlining the handling of large quantities of goods within tight schedules and minimizing errors. Providing off-airport air cargo security screening service enhances our efficiency and competitiveness in the freight forwarding industry. By providing these services, we have expanded the scope of our air freight forwarding services, particularly for other freight forwarders who lack in-house off-airport x-ray screening capabilities.

During the years ended December 31, 2024, 2023 and 2022, we did not enter into long-term written service agreements with these service providers, and we did not experience any material non-performance issues or quality disputes with our service providers that may cause material disruption to our operation.

Ocean Freight Services

Our ocean freight forwarding services involve similar steps to those employed in our air freight services. We procure ocean cargo space from shipping liners and ocean freight forwarders. We provide ocean freight consolidation, direct ocean forwarding, and order management services. We do not own or operate the vessels responsible for ocean transportation. We offer ancillary logistics and warehousing related services if requested by our customer. For the years ended December 31, 2024, 2023 and 2022, the revenue from ocean freight forwarding services amounted to approximately US$1.5 million, US$1.3 million and US$4.7 million, respectively, representing 1.7%, 1.0%, and 4.8% of our total revenue, respectively.

Competitive Strengths

We believe in our ability to utilize our expansive global reach and expertise in air and ocean freight to form partnerships with our customers, thereby uncovering value within their supply chains and collectively building smart and efficient end-to-end logistics solutions. Our competitive advantages include:

Established reputation in the industry

We established our operations as a freight forwarder in 1993, giving us a successful track record of over 30 years. Throughout this time, we have established an extensive network of suppliers and customers involved in the transportation of cargo. Our reputation within this network is built upon on our dedication towards meeting the needs of our customers.

We have also been acknowledged for the quality of our service, as we are an accredited member of the International Air Transport Association (“IATA”). This association holds significant recognition within the industry, and airlines generally prefer partnering with freight forwarders who are IATA accredited agents. Becoming an IATA accredited agent involves fulfilling various criteria, including having at least two staff members who have undergone training on handling dangerous goods. Additionally, applicants must submit audited financial statements, insurance policies, and sales reports on IATA member airlines for inspection, in order to demonstrate that such applicants have sufficient financial resources to satisfy IATA requirements.

This accreditation also serves as a barrier to entry in the freight forwarding industry, as it requires time to establish a reputable presence in this industry. We believe that by being part of this renowned network of freight forwarders and industry participants, we can reach a vast range of suppliers and customers, potentially expanding and improving our base of suppliers and customers.

Comprehensive business network and stable business relationships with suppliers

We take pride in our ability to provide comprehensive routing services that are customized to meet the unique needs and requirements of our customers. Leveraging on our extensive experience in sourcing cargo space, gained over a period of over 30 years, we are capable of securing cargo space from airlines, shipping liners and other freight forwarders to reach a wide range of destinations covering over 90 international routes.In the years ended December 31, 2024, 2023 and 2022, we maintained stable relationships with our suppliers, who primarily consist of airlines and other freight forwarders. Our stable relationships with our suppliers and the extensive network with our business partner also enable us to continue to secure a stable supply of cargo space for our customers, which in turn further encourages customer loyalty, thereby strengthening our sales performance. Our diversified supplier network also minimizes the risks posed by reliance on a small number of suppliers and allows us to offer a wide portfolio of cargo routes at competitive prices for our customers and recommend the most viable route depending on their individual shipping needs. The diversified network distinguishes us from our competitors as maintaining such a network along the value chain requires years of effort in building strong relationships with suppliers, which could be a major obstacle to new entrants.

Strong, long-term relationships with our customers

We believe that our reputation and track record play a crucial role in customers’ selection of freight forwarders. We offered freight forwarding services to direct shippers and other freight forwarders, with our primary and largest customers being other freight forwarders. It is important for us to continue to expand our customer base while maintaining strong, long-term business relationships with our customers. To achieve this, our sales team consistently communicates with major customers to ensure our services meet their delivery and logistics needs. We have maintained long-term relationships with our largest customers and believe that it demonstrates their loyalty and acknowledgement of our service quality. As such, even without fixed-term contracts, we believe we can rely on our good reputation and track record to retain current customers and attract new ones. Additionally, our ability to efficiently consolidate cargo from various customers to meet airline standards, along with our expertise in providing tailored value-added services and customized distribution solutions such as labeling, packing, reprocessing, and local transportation, allows us to attract more customers in the high-tech products and fast-moving consumer goods (“FMCG”) industries.

Dedicated team with extensive experience in freight forwarding industries

Our management team possesses extensive experience and in-depth knowledge in the freight forwarding and logistics industry. Throughout our company’s 30-year track record, our founder Mr. Chan has guided us through the ever-changing global economy and challenges by establishing a sustainable and proven business model, allowing for a sustainable business and operation. Our directors are also supported by a senior management team with extensive industry experience in freight forwarding and logistics. Their experience and expertise enable us to cultivate strong relationships with our business partners and customers, a key factor in our success. The industry expertise and knowledge of our staff give us a competitive edge over our competitors. This advantage allows us to efficiently meet our customers’ needs, earning their confidence in our services. We consider this confidence essential to our long-term growth and development in the freight forwarding industry.

Growth Strategies

We have clear growth strategies to capture opportunities in the cross-border e-Commerce market. We plan to grow our business through i) expanding our global service capacity, particularly our local network in the US market; ii) enhancing our current operations, including by accelerating development of our smart integrated logistics system; iii) strategic alliance through selected acquisitions or partnerships.

Expand our service presence in the cross-border e-Commerce market.

The fast growth and strong performance of cross-border e-Commerce industry in Hong Kong is expected, as a regional hub for trans-continental imports and exports from Mainland China and Southeast Asia, China and ASEAN, to further propel the demand for Hong Kong’s global air freight forwarding services. Consumer products, especially high-tech products have high requirements on the transportation environment and timeliness, and thus stimulated the integrated air freight forwarding industry. We expect to expand our presence to serve the prospering cross-border e-Commerce market. We plan to leverage our extensive delivery network and capabilities to strengthen our presence as a one-stop logistics service provider, by (i) acquiring/leasing different types of warehouses in Hong Kong and the United States, such as overseas bonded warehouses, distribution warehouses, logistics warehouses, and palletization warehouses, (ii) upgrading our existing IT system to respond to the demands of our customers, (iii) developing logistical solutions to manage each step of the shipping of small parcels common in cross-border e-Commerce B2C transactions, and (iv) expanding our network amongst local partners in our target markets to increase our route portfolio and market coverage, and enhance our door-to-door small parcel delivery capacity.

Expand operations to the United States

We observed that the air freight forwarding industry in the United States recorded a growth at a CAGR of 20.2% from 2016 to 2020, and is expected to continue to grow at a CAGR of 12.3% from 2020 to 2025, indicating a vast opportunity for us to expand our reach to customers who require export and import service from the United States. Our revenue from freight forwarding services for export shipments to the United States contributed to US$75.2 million, US$122.3 million and US$61.7 million, respectively, for the years ended December 31, 2022, 2023 and 2024, representing 77.3%, 87.4% and 70.9% of our total export revenue during the same year or period. We intend to take advantage of our existing market presence in the United States by growing our United States import capabilities, linked to our inbound exports, as well as establishing United States domestic export capabilities. We plan to establish offices and warehouses in various major cities of the United States and enhance our cooperation and link-up with local ground logistics providers, such as USPS, FedEx, and DHL, to tap into new pool of customers who require air export freight forwarding services and to provide one-stop service.

The expansion plan to the U.S. market will follow a step-by-step approach. The initial step will be looking for local partners that have logistic infrastructure and warehouse facilities, of which the cash requirements are relatively light. We plan to use up to 20% of the funds raised in the equity market for this long term plan in the U.S.

Pursue strategic alliances and select acquisition opportunities

The market of freight forwarding and logistics services is fragmented in Hong Kong, which presents potential opportunities for further market consolidation and realization of economies of scale. We aim to selectively form additional strategic alliances with overseas logistics companies and other partners that bring synergies with our existing business. We also plan to selectively pursue acquisitions, investments, joint ventures and partnerships that are complementary to our business and operations. We will continue to work with domestic and international partners to grow our global coverage and broaden our service offerings in international markets. Through our Operating Subsidiaries, we target to further penetrate our existing markets by expanding our service offerings and enhancing our third-party logistics and fulfilment services, and expand into other countries and regions.

Enhance our smart integrated logistics systems

We will continue to enhance our information technology system in relation to smart integrated supply chain services to improve our productivity and efficiency, better serve our cross-border e-Commerce customers, and facilitate the forecast in customers’ demand and adding more advanced supply chain management solutions.

The Platform Model system is expected to (i) provide integrated and real-time dynamic information; (ii) provide a user-friendly interface for our customers to log in to our system to check information of their bookings or cargo information; and (iii) be compatible to integrate with our warehousing system and the operation system of our customers (which shall be subject to the information technology service provider’s analysis on the system used by our customers and thus the feasibility of system integration). With the enhanced information technology system, we can collect, store, manage and interpret data from our business activities as it provides an integrated and continuously updated view of the core business processes. We believe that the enhanced information technology system can precisely analyze customer profiles and behavior (such as categorization of their shipments, seasonal demand and historical booking pattern) based on comprehensive data which we expect will strengthen our customer management and facilitate data analysis on our procurement of cargo space and forecast of customer demand. We also believe that the upgraded system could enhance our workflow efficiency and facilitate our customers to handle and check with their shipments’ status, which in turn improves customer experience and encourages long-term business relationship with our customers.

Continue to improve operational efficiency and quality

We will continue to improve our operational capabilities and expand our capacity in the freight forwarding business by (i) enhancing technology infrastructure and synergies across our platform and network, (ii) expanding our sales and operation team, and (ii) hiring, training and retaining talent.

●	As our network has achieved critical scale, we will continue to enhance our technology infrastructure and synergies across our platform and the network with local partners to streamline our operations to lower transportation, labor and other operating costs. We will also continue to innovate and standardize operating procedures to enhance reliability, efficiency and service quality.

●	We will further expand our sales and operation team. We believe that our continuous business growth is attributable to the effort of our experienced sales team. With the organic growth of service and the contemplated expansion to the United States market, we intend to further expand our sales team in order to further our global marketing effort, especially in the United States market. We intend to recruit suitable candidates with at least five years freight forwarding industry experience and with strong clientele network.

●	We will continue to hire, train and retain the best talent to reinforce our innovative culture. We will continue to invest in research and development and strengthen our technology infrastructure to enhance scalability, service quality and operational efficiency. We will introduce new services and solutions to service cross-border e-Commerce, B2C services and door to door service, as a one stop service provider to capture more business opportunities and increase customer loyalty.

Business Model

Started as air freight specialist, we have evolved our business model to strengthen our offering in the e-Commerce market. The following illustrates the journey of our business:

We are positioning ourselves as global e-Commerce logistic service specialist, delivering solutions that are not only cost-effective but also sufficiently fast to compete with local alternatives. Our ability to accommodate adaptive service models is crucial for serving cross-border merchants, brands and e-Commerce platforms. This flexibility and adaptability are underpinned by our long-established expertise in traditional services, which include air freight forwarding and ocean freight forwarding.

Our Traditional Services

The following illustrates how we source cargo space from our suppliers (such as airlines, shipping liners or freight forwarders) and sell them to our customers (such as direct customers and freight forwarders):

Our Business Operation and Workflow

The Workflow of Freight Forwarding Services

The following workflow illustrates the general operation process of our air freight and ocean freight export shipments:

●	Providing quotation upon receiving the booking instructions. Our customers send us booking instructions containing details such as shipping method, destination, type, dimension, weight and quantity of consignment and expected date of arrival. Upon receipt, we will provide customers with quotations according to the rates lists (based on weight of goods) provided by our suppliers plus a margin for our services.

●	Making a booking with our supplier. If our customers accept the quotations, we will make bookings with our suppliers by lodging a standardized booking form containing details of our customer’s booking. We will select our cargo space suppliers for each shipment by taking into account of various factors, such as rate, delivery schedule and availability of cargo space. We arrange cargo pickup from the customers if so requested.

●	Off-airport air cargo security screening. Once the shipment arrives at our warehousing service provider’s warehouse, the cargo consignment will undergo cargo acceptance procedures (including documentation and appearance check). Upon completion of acceptance check, the cargo consignment will be screened through our x-ray screening facility. We obtain a security screening receipt (which serves as a document proof that the cargo has been screened) from AVSECO (being the RACSF Operator) if the consignment has been cleared by security screening. The screened cargo consignment will then be further processed and secured against unauthorized access before being loaded onto trucks.

●	Consolidation/Co-Loading/Bulk. In general, we (i) consolidate cargoes from different customers at the designated warehouse in order to optimize utilization of cargo space, (ii) co-load cargo with other freight forwarders, or (iii) handle the cargo in bulk. Consolidation is the process by which a number of consignments of goods of different weights, volumes and sizes are grouped or packed together in a unit load device for carriage in order to optimize utilization of cargo space on transportation vehicles (aircraft or vessels). Co-loading refers to the sharing of space in a unit load device by one or more freight forwarders.

Pursuant to the block space arrangements and aircraft charter agreements, we are committed to paying the agreed cargo space irrespective of whether we could fully utilize the allotted space. In case our cargo space could not be filled up by our own direct shippers before a scheduled flight or vessel departs, we shall offer cargo space in excess to other freight forwarders in order to optimize the utilization of cargo space. On the other hand, in case other freight forwarders have empty space in their container, we may co-load with other freight forwarders and purchase their cargo space at a more competitive price, which allows us to reduce our cost of services. The benefits of co-loading include the splitting of the freight charges of the trip among other freight forwarders and thus saving costs. It is therefore common for the freight forwarders to co-load the shipments with other market players.

Palletization forms part of consolidation, whereby cargoes are bundled in a unit load device before they are loaded onto an aircraft. We engage contractors for palletizing cargoes at our warehousing service provider’s warehouse. Our operation and warehousing team are responsible for monitoring the palletization at the warehouse. After being properly packaged with tamper-evident seals (or other means of protection against unlawful interference), the palletized air cargo consignments will be loaded onto trucks for transporting to the airport.

●	Preparation of Shipping Documents: Issuance of master airway bill/master bill of lading and invoice. After a booking is acknowledged by our suppliers, our operation teams will prepare master airway bill (for shipment by air) or master bill of lading (for shipment by ocean) and cargo manifest before the shipment is loaded on board. Our operation teams will also issue an invoice and, when necessary, a house airway bill or a house bill of lading to our customer on the date when shipment is loaded on board the departing aircraft or vessel.

●	Pre-Alert. Our operation teams will send a full set of documents (including a copy of commercial invoice between shipper and consignee, packing list, master airway bill or master bill of lading and/or house airway bill or house bill of lading and cargo manifest) to the overseas freight forwarder agents or our customers for preparation of import customs clearance and cargo release to the consignee at respective destination of the shipments.

●	Delivery. It is generally the primary responsibility of our customers to prepare proper documentation for the relevant customs declaration before the cargo is imported to, or exported out of Hong Kong. However, upon request by our customers, we may assist our customers in the preparation of relevant customs declaration on their behalf. For the foreign customs clearance, it is usually for the consignee itself to perform, but we may also engage overseas freight forwarder agents to perform the customs clearance upon request of our customers. In any case, our customers bear the primary responsibility to provide the purchase orders, commercial invoices, airway bills or bills of lading as supporting documents for the contents of the cargoes. For port-to-port shipment, upon arrival at the port of destination, our customer will arrange cargo pick up on their own. For door-to-door shipment, we will arrange transportation services for our customers through our overseas freight forwarder agents.

Procurement of Cargo Space

We obtain cargo space directly from airlines, shipping liners or other freight forwarders suppliers through various arrangements. These include direct booking, block space arrangements and aircraft charter arrangements.

For the years ended December 31, 2024, 2023 and 2022 and up to the date of this annual report, our block space and aircraft charter arrangement mainly involved outbound flights from Hong Kong to North America and Southeast Asia. We believe that these arrangements allow us to secure a reliable supply of cargo space to meet the needs of our customers. Throughout these periods, we have not breached any of our block space agreements and aircraft charter agreements with our suppliers, including terms related to the payment of agreed cargo space, in any material aspect.

Direct Booking

Under the direct booking arrangement, we purchase cargo space directly from airlines, shipping liners, and other freight forwarders without entering into fixed-term agreements. The charges we pay to these suppliers generally include freight charges, terminal handling charges, fuel surcharges, security charges, and miscellaneous items. For air cargo space, suppliers typically charge us based on the chargeable weight of the cargo at the prevailing market price. Ocean cargo space is typically sold to us at a fixed price per unit load device.

Block Space Arrangement

Block space arrangements involve fixed-term agreements with airlines for continuous reservation of cargo space on regular routing flights, while aircraft charter arrangements involve procuring cargo space with airlines for specific unscheduled flights. These arrangements allow us to secure a stable supply of cargo space to meet our customers’ needs.

We generally adopt a prudent approach when entering block space agreements. We enter into these agreements based on our estimation of customer demand for cargo space to secure it at an earlier stage. These block space agreements enable us to procure a committed amount of cargo space from our suppliers for a specific period of time at a pre-agreed price.

Under our block space arrangements, we have a commitment to pay our suppliers for a specified amount of cargo space based on weight and number of airline contours, regardless of space utilization. If we fail to meet this commitment, we will be charged for the shortfall at an agreed-upon rate. However, in recent years, we either have successfully met our commitment or received grace periods from suppliers to fill any shortfall, resulting in minimal impact on our cost of revenue. If an operator cancels or delays a flight, they are not held responsible for any losses we may incur. Generally, we are responsible for applicable terminal service charges and other local/destination fees.

The terms of each block space agreement entered with the suppliers may vary, but they typically include terms as follows:

Duration:	Normally ranging from months to not more than one year.

Tonnage and rates:	An agreed level of cargo space (in terms of tonnage and/or space allocation) for each month to certain outbound routes or for certain flight schedules at pre-determined prices.

Liability:	If the minimum allotted space under the block space agreement is not fully utilized, we are still responsible to pay for: (i) freight charges (including other surcharges such as fuel surcharge and security surcharge) based on the agreed level of cargo space; or (ii) cancellation fee (in addition to other surcharges such as fuel surcharge), based on the agreed level of cargo space.

Deposit:	Some suppliers may require us to make a certain amount of deposit before the flight departure date.

From time to time, we would evaluate whether the pre-determined prices under the block space arrangement are more competitive than direct booking from our suppliers. If the pre-determined prices under the previous block space arrangement are found to be higher than the then freight charges through direct booking, we would not renew the block space arrangement with the suppliers or we may re-negotiate for a more competitive price.

Aircraft Charter Arrangement

In contrast to regular routing flights which may require multiple connections and layovers, charter flights are characterized by their one-off nature and flexibility in terms of scheduling, routing and ports selection. A charterer(s) may rent a full charter by itself or partial charter through a consortium and decide on the departure/arrival time and destinations. Under aircraft charter arrangements, we purchase cargo space for a charter for a specified flight schedule and route at a charter price. The procurement of cargo space under aircraft charter arrangement generally contains the following terms:

Charter specification:	Routing, flight schedule, type or configuration of the aircraft, loading capacity/committed tonnage, charter price per chartered flight.

Payment terms and deposit:	The charter price shall be settled in full prior to the chartered flight departure date.

Cancellation fee:	Normally, 50% or 100% of the charter price (depending on the number of days between the cancellation date and the chartered flight departure date)

For the years ended December 31, 2024, 2023 and 2022 and up to the date of this annual report, our block space and aircraft charter arrangement mainly involved outbound flights from Hong Kong to North America and Southeast Asia.

Our Suppliers

Our suppliers consist mainly of airlines, shipping liners, and other freight forwarders who provide us with cargo space, as well as ancillary service providers who offer logistics-related services, warehousing services, local and overseas transportation services, and RASCF screening services.

For the years ended December 31, 2024, 2023 and 2022, our cost of revenue attributable to our largest supplier amounted to approximately US$9.2 million, US$17.6 million, and US$12.1 million, respectively, representing approximately 11.0%, 13.8%, and 13.6% of our total cost of revenue of the corresponding period. The top five suppliers of the years ended December 31, 2024, 2023 and 2022 accounted for approximately 45.9%, 45.0%, and 44.1% of the total cost of revenue, respectively.

When selecting our suppliers, we consider factors such as the booking instructions from our customers (including destination, weight and quantity of consignment and expected date of arrival), market supply of cargo space, quotations from suppliers, and our business relationships with the suppliers. We have access to multiple alternative suppliers in the market which specialize in various export destinations and can supply cargo space at comparable market prices, ensuring that we can purchase cargo space without difficulty.

Other ancillary service providers

If requested by our customers, we can arrange ancillary logistics services and warehousing-related services to support our freight forwarding services. These services may include cargo pickup, cargo handling, cargo handling at ports, local transportation, repackaging, labeling, palletization, preparation of shipping documentation, customs clearance, and warehousing. We did not enter into any long-term written service agreements with any service providers during the years ended December 31, 2022, 2023 and 2024 and we did not experience any material non-performance incident or quality dispute with our service providers causing material disruption to our operations.

Credit period

Typically, we have a short credit period for purchasing cargo space from airlines, while we generally provide our customers with a credit period of around 45 - 60 days. For charter flights, we often require full or partial payment in advance from customers. Payments for charter flights must be made in full and in advance, usually ranging from two to ten days before the flight’s departure. Our purchases are settled through checks and bank remittances.

Bank Guarantees

Depending on the amount of cargo and airline policies, freight forwarders may be required to provide bank guarantees in favor of airlines or shipping liners to secure purchases of cargo space. The requirement for bank guarantees varies among suppliers, and our principal banks provide these guarantees, typically requiring collateral such as mortgage over properties or bank deposits to be pledged in favor of our banks. When a bank guarantee is provided, our suppliers generally have the right from time to time by giving notice in writing to require us to increase the amount of guarantee if the cargo space purchased by us is greater than the existing guaranteed sum. Our bank guarantees are generally renewed on a yearly basis. See Note 7 to the consolidated financial statements for the banking facilities for details.

Our Customers

Our customers are primarily peer freight forwarders as well as direct customers (i.e., customers that book their consignments directly with us, for example, e-Commerce shop owners and manufacturers which ship their products to end customers through integrated logistics services directly with us, also buyers of goods who arrange shipment by themselves). During the years ended December 31, 2024, 2023 and 2022, we worked with over various customers, of which freight forwarders accounted for approximately 99.6%, 99.6%, and 98.3% of our total revenue for the respective year. Our top five customers, based on revenue, accounted for approximately 65.0%, 81.4%, and 72.6% of our revenue for the years ended December 31, 2024, 2023 and 2022, with our single largest customer accounting for 39.3%, 75.3% and 59.7% of our total revenues over the same year, respectively. For our top five customers, we are also their major provider of services, for which our relationships are mutually beneficial and stable.

Due to our usual process of co-loading, in which we purchase cargo space from as well as sharing spare capacities with our peer freight forwarders, some of our suppliers and customers may overlap.

In line with the industry practice, we generally do not enter into any long-term agreement with our customers for freight forwarding services. We generally do not have specific agreement with our customers regarding liability for damage of goods during transit. However, we maintain specialized freight forwarder’s liability insurance policies to cover cargo transportation losses and freight forwarder errors and omissions. See “–– Insurance” for details of our insurance coverage. For the years ended December 31, 2024, 2023 and 2022, we did not encounter any incident relating to liability for damage of goods of a material nature.

Credit policy

For freight forwarder customers, we generally grant an average credit period of around 45 – 60 days, except for charter flights where payment is often required in full or in part in advance. Direct customers are usually required to settle the full amount upon invoice issuance. Our invoices are generally settled by cheque or telegraphic transfer in HKD, RMB or USD. Credit terms granted to customers vary on a case-by-case basis, depending on factors such as reputation, credibility, payment history, and business relationships. We periodically review credit terms and payment records and make adjustments as necessary. We also closely monitor any outstanding overdue amounts and take measures to collect any outstanding amounts. For the years ended December 31, 2024, 2023 and 2022, we did not experience any material difficulty in collecting payment from our customers.

Sales and Marketing

We have maintained strong and stable business relationships with our existing customers. Our consistent efforts to develop our business, along with the quality of our services and our reputation, will help us attract new customers.

Our sales team has actively engaged with potential customers and managed existing customers, utilizing our established global networks, connections, and local partnerships that have been cultivated since 1993. Through word-of-mouth, our existing customers often refer new customers to us. Our Operating Subsidiaries are members and users of Global Logistics Associates (GLA), JCtrans Network and WCAworld, which are three of the largest independent freight forwarder networks in the world. As members and users, we will appear in their journals and catalogs, making us visible to potential customers. We believe that being part of such highly regarded networks of freight forwarders and other industry participants allows us to diversify and expand our supplier and customer bases. Additionally, we actively participate in various trade fairs and exhibitions such as the Asian Logistics, Maritime, and Aviation Conference to effectively promote our services to customers.

Pricing Strategy

Our final freight rates are determined by considering several factors as follows:

●	market supply of and demand in the cargo space;

●	shipment figure (weight and density of cargo);

●	business relationship with the customer;

●	freight charges (including purchase cost for cargo space and the surcharge such as terminal charges and fuel charges);

●	rates offered by our competitors;

●	the possibility of consolidation of cargo space or co-loading;

●	seasonality; and

●	any ancillary logistics services required.

Customer Services

Our customer service team handles general enquiries, complaints and feedback from customers. For the years ended December 31, 2024, 2023and 2022 and up to the date of this annual report, we did not receive any complaint or claim from our customers in relation to our services that would have a material impact on our business and operations.

Seasonality

Our peak season typically occurs from October to December, driven by festive events and discount promotions such as Thanksgiving, Christmas and New Year’s Eve. Conversely, during the Lunar Year holiday, usually in January or February, we experience lower shipment volumes and revenue due to reduced business activities in Mainland China. Accordingly, comparison of sales and operating results from different periods in any given financial year may not be relied upon as indicators of our performance. It is widely understood in the industry that these seasonal trends are influenced by a number of factors, including weather patterns, national holidays, economic conditions, consumer demand, major product launches, as well as a number of other market forces. Since many of these trends are subject to unforeseen circumstances, and we cannot provide assurances that these seasonal trends will continue.

Licenses and Regulatory Approvals

We have obtained all the necessary licenses, permits and approvals that are material to our business during the years ended December 31, 2022, 2023 and 2024 and up to the date of this annual report, with details set forth below:

License/permit/approval	Holding entity	Issuing authority	Date of grant	Date of expiry
Radio Dealer License (Unrestricted)	PSIHK	Communications Authority of Hong Kong	August 1, 2019	July 31, 2025
Irradiating Apparatus License	PSIHK	Radiation Board	July 13, 2022	March 5, 2026
Regulated Agent	PSIHK	Civil Aviation Department	February 14, 2000	—
Regulated Air Cargo Screening Facility	PSIHK	Civil Aviation Department	April 29, 2020	—
Textiles Trader Registration	PSIHK	Trade and Industry Department	October 29, 2018	October 28, 2025
Transhipment Cargo Exemption Scheme	PSIHK	Trade and Industry Department	January 1, 2019	December 31, 2025
Regulated Agent	BGG	Civil Aviation Department	July 20, 2018	—
Food Import or Distributor Registration	BGG	Food and Environmental Hygiene Department	January 12, 2021	January 11, 2027

Insurance

Pursuant to paragraph 16.1 of the Hong Kong Association of Freight Forwarding and Logistics Ltd Standard Trading Conditions (HAFFA STCs), we are not required to arrange any insurance except on express written instructions given by the customer and accepted by us in writing. We maintain Freight Forwarder Liability Insurance (also known as the Forwarder Protect Liability Insurance) policies against cargo transportation losses and freight forwarder errors and omissions. We are not liable for any damage or loss to our customers’ goods unless such damage or loss is caused by our negligence. We also maintain cargo transportation liability insurance policies against loss damage liability or expense of the shipments, if so requested by our customers. While we are liable for the damage or loss to our customers’ goods, claims against us from our customers are covered by the Freight Forwarder Liability Insurance policies we maintain as described above. We also maintain insurance coverage of employee’s compensation, business interruption and public liability insurance. We believe that the insurance coverage taken out by us is in line with industry norms in Hong Kong and is adequate and sufficient for our operations.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any material pending legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Internal Control and Risk Management

In order to ensure compliance with applicable laws and regulations and related policies in different operational aspects, we have established and adopted an internal control system, covering areas such as, among other things (i) financial reporting; (ii) freight cost and expenditure; (iii) cash and treasury management; (iv) human resources management; (v) risk management; and (vi) conflict of interest. In addition, we have a staff handbook, internal control and corporate governance manual which is required to be observed by all our directors and employees. We believe that our internal control system is sufficient and effective.

Health, Work Safety, Social and Environmental Matters

Due to the nature of tasks in the freight forwarding industry and the logistics industry which often involve carrying heavy objects and usage of machinery, workers are constantly subjected to risks of accidents or injuries. To mitigate such risks, we have set out a series of workplace safety rules in the staff manual for our staff to follow. During the years ended December 31, 2024, 2023 and 2022 and up to the date of this annual report, there were no material accidents in the course of our business operation which gave rise to any claims and compensation paid to our employees. There were also no interruptions in our business which may or have had a significant effect on our financial position during the years ended December 31, 2024, 2023, and 2022 and up to the date of this annual report.

Due to the nature of our business, our operational activities are not subject to environmental obligations, and we did not directly incur any cost of compliance with applicable environmental protection rules and regulations. We expect that we will not directly incur significant costs for compliance with applicable environmental protection rules and regulations in the future.

Regulations

As we conduct business in Hong Kong, our business operations are subject to various regulations and rules promulgated by the Hong Kong government. The following is a brief summary of the Hong Kong laws and regulations that currently and materially affect our business. This section does not purport to be a comprehensive summary of all present and proposed regulations and legislation relating to the industries in which we operate.

Regulations Relating to Our Business

Business Registration Ordinance

Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) (the “BRO”) provides for the registration of businesses in Hong Kong. Business includes any form of trade, commerce, craftsmanship, profession, calling or other activity carried on for the purpose of gain and also means a club. Every company incorporated in Hong Kong or non-Hong Kong company registered under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) is deemed to be a person carrying on business and is required to be registered under the BRO. Pursuant to the BRO, every person (a company or an individual) carrying on a business in Hong Kong, other than those specifically exempted, shall make a business registration application to the Commissioner of Inland Revenue within one month of the commencement of the business and a valid business registration certificate shall be displayed at the place of business to which such certificate relates.

Dangerous Goods (Consignment by Air) (Safety) Ordinances and Dangerous Goods (Consignment by Air) (Safety) Regulations

The Dangerous Goods (Consignment by Air) (Safety) Ordinance (Chapter 384 of the Laws of Hong Kong) (the “DGCASO”) serves to control, in the interest of safety, the preparation, packing, marking, labelling and offering of dangerous goods for carriage by air, and for matters connected therewith. Dangerous Goods (Consignment by Air) (Safety) Regulations (Chapter 384A of the Laws of Hong Kong) (the “DGCASR”) was made under the DGCASO and must be complied with by consignors, which includes shippers and freight forwarders. Consignors must ensure that all dangerous goods are properly marked, packed, labelled, classified and documented before they offered for transportation by air.

Further, under the DGCASR, a consignor of dangerous goods by air is required to provide for each consignment a shipper’s declaration for dangerous goods, which must be signed by a person who completed appropriate dangerous good training within the past 24 months pursuant to Regulation 7 of the DGCASR.

The Convention of International Civil Aviation and the Aviation Security Ordinance

To safeguard aircraft against acts of unlawful interference, the International Civil Aviation Organisation has laid down standards and recommended practice in Annex 17 to the Convention on International Civil Aviation (the “CICA”) on the security measures required to be implemented by contracting states. For the security of air cargo to be in line with Annex 17 to the CICA, the Hong Kong Aviation Security Programme, which is enforceable under the Aviation Security Ordinance (Chapter 494 of the Laws of Hong Kong), has adopted the regulated agent regime (the “RAR”). As a result, the Aviation Security Ordinance made provisions for the prevention and suppression of acts of violence against civil air transport and for connected purposes, it constitutes the comprehensive legislation for implementation of the conventions and agreements on aviation security promulgated by the ICAO. A cargo handling agent, a freight forwarder or a consignor of air cargo may apply for registration as a who is required to comply with the requirements in respect of an RA in the Hong Kong Aviation Security Programme, in order to prevent the unauthorized carriage of explosives and incendiary devices in the consignments of cargo intended for carriage by air.

Under the RAR, an RA is obliged, among other obligations, to ensure that the appropriate security controls acceptable by the Civil Aviation Department (the “CAD”) are properly implemented upon the acceptance of cargo for carriage by air unless the consignment is from a known consignor recognized by an RA and to ensure that a consignment of cargo is safeguarded against unauthorized interference after its reception and to make best endeavors to protect it from unauthorized interference until the consignment is accepted by another RA or an airline.

An RA shall also ensure that a consignment of cargo accepted from a known consignor or another RA is: (i) accompanied by a full description of the contents in the shipping documents (e.g. airway bills, cargo manifests or shipper’s instructions), that the RA’s registration code or the known consignor’s code on the shipping documents of the consignment is checked; (ii) checked against the description in the shipping documents in respect of the quantity of cargo tendered and any sign of the package having been tampered with; (iii) declared as known cargo by checking the annotation of the tendering RA’s registration code or otherwise stated as unknown cargo on shipping documents in inter-RA’s handling; and (iv) safeguarded from unauthorized interference after it has been received until accepted by the next RA or an airline, or until loaded on to an aircraft. Given our Operating Subsidiaries are RA, we have duly carried out the aforementioned obligations during our ordinary course of business.

On September 1, 2016, the ICAO has introduced a new policy direction to progressively increase the required screening percentage of known cargoes consigned by existing consignors which have not been approved by the CAD, from 1% to 100% before the deadline imposed by ICAO (30 June 2021). In order to fully implement such new policy direction, the CAD has developed a transitional arrangement for the registered agents, namely, (i) from January 2020 to April 2020, prior to the air cargo being loaded onboard, all registered agents will be required to screen 25% of their cargo tendered by consignors not approved by the CAD; (ii) from May 2020 to August 2020, the required screening percentage will be increased to 40%; (iii) from September 2020 to February 2021, the screening percentage will be increased to 70%; and (iv) from March 2021 to June 2021, the screening percentage will be further increased to 100%. In anticipation of an upsurge in screening demand, a regulated air cargo screening facilities scheme which enables and regulates air cargo screening at off-airport locations has been formulated. Any entity which intends to conduct air cargo security screening operations in their premises may apply for acceptance by the CAD to become a regulated air cargo screening facility (“RACSF”). Each RACSF must have at least two nominated persons for cargo security who have attended and completed the RACSF training program acceptable to the CAD. The relevant training certificates are valid for a period of three years, hence, the relevant RACSF should arrange for revalidation of the same by their expiry. As the Company conducts air cargo security screening operations in the Tsing Yi Warehouse from 2021 until August of 2022, the Company was required and duly registered the Tsing Yi Warehouse as the RACSF with the CAD. The Company engaged independent third party as a screening service provider to provide qualified manpower (the security screeners) to perform cargo screening using our off-airport x-ray screening machines and facilities on site in the Tsing Yi Warehouse. In August 2022, we surrendered the lease of the Tsing Yi Warehouse and the air cargo security screening is no longer performed in the Company’s premise since then.

Telecommunications Ordinance

Under the Telecommunications Ordinance (Chapter 106 of the Laws of Hong Kong), companies possessing and dealing in the course of trade or business in apparatus or material for radio communications or in any component parts in Hong Kong, are required to obtain a Radio Dealers License (Unrestricted) from Office of the Communications Authority (“OFCA”). Under the Radio Dealers License (Unrestricted), the licensee is permitted to (i) deal in radiocommunications apparatus and (ii) import into or export from Hong Kong radio transmitting apparatus pursuant to section 9 of the Telecommunications Ordinance. A Radio Dealers License (Unrestricted) is generally valid for a period of 12 months, and is renewable on payment of the prescribed fee, at the discretion of OFCA. Given the Company provides storage services to the customers in Hong Kong, we may fall within the ambit of the Telecommunications Ordinance and have duly obtained the Radio Dealers License (Unrestricted) from the OFCA.

International Conventions — Carriage of Goods by Air

In relation to carriage of goods by air, the relevant international conventions are the Warsaw Convention for the Unification of Certain Rules Relating to International Carriage by Air 1929 (the “Warsaw Convention”) and the Montreal Convention for the Unification of Certain Rules for International Carriage by Air 1999 (the “Montreal Convention”).

The Warsaw Convention

The Warsaw Convention was an international convention which regulates liability for international carriage of persons, luggage or goods performed by aircraft for reward. It was originally signed in 1929 in Warsaw and was amended in 1955 by the Hague Protocol. Hong Kong still applies the Amended Warsaw Convention to international air carriages with countries that have adopted the Amended Warsaw Convention but not the Montreal Convention.

The Montreal Convention and the Carriage by Air Ordinance

The Montreal Convention was designed to establish worldwide uniformity in liability rules governing air carriage of person, baggage and cargo for compensation between two countries which are parties to it. Hong Kong ratified the Montreal Convention on 15 December 2006. The Montreal Convention was put into force in Hong Kong under the Carriage by Air Ordinance (Chapter 500 of the Laws of Hong Kong) (the “CAO”).

The provisions of the Montreal Convention, as set out in Schedule 1A of the CAO, so far as they relate to the rights and liabilities of carriers, carriers’ servants and agents, passengers, consignors, consignees and other persons, and subject to the CAO, have the force of law in relation to any carriage by air to which the Montreal Convention applies, irrespective of the nationality of the aircraft performing that carriage.

Article 18 of the Montreal Convention determines the extent of the carriers’ liability during carriage of cargoes. Article 18(1) states that the carrier is liable for damage sustained in the vent of the destruction or loss of, or damage to, cargo upon condition only that the event which caused the damage so sustained took place during the carriage by air. Article 18(2) provides the following four defences to the carrier:

(a)	inherent defect, quality or vice of that cargo;

(b)	defective packing of that cargo performed by a person other than the carrier or its servants or agents;

(c)	an act of war or an armed conflict; and/or

(d)	an act of public authority carried out in connection with the entry, exit or transit of the cargo.

Radiation Ordinance

The Radiation Ordinance (Chapter 303 of the Laws of Hong Kong) (the “RO”) controls the import, export, possession and use of radioactive substances and irradiating apparatus and the prospecting and mining for radioactive minerals and for purposes connected therewith. No person shall, except under and in accordance with a license duly issued under the RO, have in his possession or use, any radioactive substance or irradiating apparatus. As our Operating Subsidiaries own and operate certain apparatuses used for the provision of x-ray screening services to our customers, the use of which fall within the ambit of the RO, the our Operating Subsidiaries are required and has duly obtained an irradiating apparatus license in accordance with RO.

Regulations Relating to Import and Export

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong)

Importing and exporting cargo

Import and Export Ordinance (Chapter 60 of the Laws of Hong Kong) (the “IEO”) provides regulation and control of the import of articles into Hong Kong, the export of articles from Hong Kong, the handling and carriage of articles within Hong Kong which have been imported into Hong Kong or which may be exported from Hong Kong, and any matter incidental to or connected with the foregoing.

Shipping companies, airlines and freight forwarders registered under the Transhipment Cargo Exemption Scheme (the “TCES”) are, subject to certain conditions, exempted from import and export licensing requirements in respect of transhipment cargos handled by them. Transhipment cargos means any imported articles that (i) is consigned on a through bill of lading or a through air waybill from a place outside Hong Kong to another place outside Hong Kong; and (ii) is or is to be removed from the vessel, aircraft or vehicle in which it was imported and either returned to the same vessel, aircraft or vehicle or transferred to another vessel, aircraft or vehicle before being exported, whether it is or is to be transferred directly between such vessels, aircraft or vehicles or whether it is to be landed in Hong Kong and stored after its importation, pending exportation. Given the our Operating Subsidiaries have obtained a valid certificate of exemption issued by the Trade and Industry Department under the TCES, we are exempted from licensing requirements under the IEO in respect of certain types of transhipment cargo set out in relevant circulars or letters which may be issued by the Trade and Industry Department.

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong)

Import and Export (Registration) Regulations (Chapter 60E of the Laws of Hong Kong) (the “IAE Registration Regulations”) was made under the IEO, Regulations 4 and 5 of the IAE Registration Regulations set out that every person who imports or exports any article other than an exempted article shall lodge with the Commissioner of Customs and Excise an accurate and complete import or export declaration relating to such article using services provided by a specified body, in accordance with the requirements that the Commissioner of Customs and Excise may specify. Every declaration shall be lodged within 14 days after the importation or exportation of the article to which it relates.

Regulations Relating to Labor, Health and Safety

Factories and Industrial Undertakings Ordinance, Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations, Factories and Industrial Undertakings (Cargo and Container Handling) Regulations, Factories and Industrial Undertakings (Loadshifting Machinery) Regulation and Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations

Factories and Industrial Undertaking Ordinance (Chapter 59 of the Laws of Hong Kong) (the “FIUO”) provides for the safety and health protection of workers in an industrial undertaking. Under the FIUO, (i) “industrial undertaking” includes but not limited to the loading, unloading, or handling of goods or cargo at any dock, quay, wharf, warehouse or airport; and (ii) a “proprietor” means the person for the time being having the management or control of the business carried on, in, inter alia, an industrial undertaking, or the occupier or the agent of the occupier of an industrial undertaking. Under the FIUO, there are 30 sets of subsidiary regulations covering various aspects of hazardous work activities in factories, building and engineering construction sites, catering establishments, cargo and container handling undertakings and other industrial workplaces. The subsidiary regulations prescribe detailed safety and health standards on work situations, plant and machinery, processes and substances.

Factories and Industrial Undertakings (Lifting Appliances and Lifting Gear) Regulations (Chapter 59J of the Laws of Hong Kong) (the “FIU(LALG)R”) was made under the FIUO and they lay down, among others, the legal requirements for the testing, examination and inspection of lifting appliances and lifting gear used for raising or lowering or as a means of suspension in any industrial undertaking (the “Lifting Equipment”). Every employer providing Lifting Equipment for use at work, and every person having control of such use, should observe and ensure compliance with these regulations. In particular, the Lifting Equipment must be made of strong and sound material, properly maintained, and thoroughly examined by a competent examiner at least once every 12 months and certified by the competence examiner in an approved form as being in a safe working order; the Lifting Equipment should not be loaded beyond the maximum safe working load; and that no load is left suspended from a Lifting Equipment unless a competent person is in charge of the lifting appliance during the period of suspension.

Factories and Industrial Undertakings (Cargo and Container Handling) Regulations (Chapter 59K of the Laws of Hong Kong) (the “FIU(CCH)R”) was made under the FIUO and they provide for the requirements on safety of workers employed in industrial undertakings of loading, unloading or handling of cargo and goods at docks, quays or wharves as well as those employed in industrial undertakings of loading, unloading, handling, stacking, unstacking, storing or maintaining (including repairing) of freight containers. In particular:

●	Regulation 7 requires that the owner of a fork-lift truck shall not use or cause or permit the use of the truck for cargo or container handling unless (i) it is properly maintained; and (ii) the person operating it is trained and competent to operate it.

●	Regulation 9 requires that, where cargo or goods are placed on a dock, quay or wharf (a) a clear passage leading to the means of access to any vessel which is lying at a the dock, quay or wharf shall be maintained on the dock, quay or wharf; and (b) if any space is left along the edge of the dock, quay or wharf, it shall be at least 900 millimeters wide and clear of all obstructions, other than fixed structures, plant and appliances in use.

●	Regulation 10B requires the proprietor to take all reasonable steps to ensure that no person works on top of a container unless adequate precautions have been taken to prevent persons falling therefrom.

The proprietors of industrial undertakings (as defined in the FIUO) engaged in the aforementioned activities are responsible for ensuring that the regulations are observed.

Factories and Industrial Undertakings (Loadshifting Machinery) Regulation (Chapter 59AG of the Laws of Hong Kong) (the “FIU(LM)R”) stipulates the responsible person of a loadshifting machine shall ensure that the machine is only operated by a person who has attained the age of 18 years and holds a valid certificate applicable to the type of loadshifting machine to which that machine belongs. Under the FIU(LM)R, loadshifting machines used in industrial undertakings refer to fork-lift trucks.

Factories and Industrial Undertakings (Fire Precautions in Notifiable Workplaces) Regulations (Chapter 59V of the Laws of Hong Kong) (the “FIU(FPNW)R”) was made under the FIUO and they provide for the prevention of the outbreak of fire, the spread of fire and smoke in case of fire, the provision of firefighting equipment and the maintenance of fire escapes in notifiable workplaces.

Occupiers Liability Ordinance

The Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong) (the “OLO”) regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land. The OLO imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitors will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Motor Vehicles Insurance (Third Party Risks) Ordinance

Motor Vehicles Insurance (Third Party Risks) Ordinance (Chapter 272 of the Laws of Hong Kong) (the “MVI(TPR)O”) provides that it shall not be lawful for any person to use, or to cause or permit any other person to use, a motor vehicle on a road unless there is in force in relation to the user of the vehicle by that person or that other person, as the case may be, such a policy of insurance or such a security in respect of third party risks as complies with the requirements of the MVI(TPR)O.

Occupational Safety and Health Ordinance

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong) (the “OSHO”) provides for the safety and health protection to employees in workplace, both industrial and non-industrial. Under section 6 of the OSHO, every employer must, so far as reasonably practicable, ensure the safety and health at work of all the employer’s employees by:

(a)	providing and maintaining plant and systems of work that are safe and without risks to health;

(b)	making arrangements for ensuring safety and absence of risks to health in connection with the use, handling, storage or transport of plant and substances;

(c)	providing information, instruction, training and supervision as may be necessary to ensure the safety and health at work of the employees;

(d)	as regards any workplace under the employer’s control, maintaining the workplace in a condition that is safe and without risks to health or providing or maintaining means of access to and egress from the workplace that are safe and without any such risks; and

(e)	providing or maintaining a working environment for the employees that is safe and without risks to health.

The Commissioner for Labor may serve an improvement notice on an employer against contravention of the OSHO or the FIUO, or a suspension notice against activity or condition or use of workplace or of any plant or substance located on the workplace which may create an imminent risk of death or serious bodily injury to the employees.

Regulations Relating to Environmental Protection

Air Pollution Control Ordinance, Air Pollution Control (Non-Road Mobile Machinery) (Emission) Regulation and Air Pollution Control (Air Pollutant Emission) (Controlled Vehicles) Regulation

Air Pollution Control (Non-Road Mobile Machinery) (Emission) Regulation (Chapter 311Z of the Laws of Hong Kong) (the “NRMM Regulation”) was made under Air Pollution Control Ordinance (Chapter 311 of the Laws of Hong Kong) (the “APCO”) and NRMM Regulation came into effect on June 1, 2015 to introduce regulatory control on the emissions of non-road mobile machinery (“NRMM”), including non-road vehicles and regulated machines that are subject to the NRMM Regulations (the “Regulated Machines”). Unless exempted, NRMMs which are regulated under the NRMM Regulation are required to comply with the emission standards prescribed under the NRMM Regulation. Under section 5 of the NRMM Regulation, starting from December 1, 2015, only approved or exempted NRMMs with a proper label are allowed to be used in specified activities and locations including construction sites. However, existing NRMMs which are already in Hong Kong on or before November 30, 2015 will be exempted from complying with the emission requirements pursuant to section 11 of the NRMM Regulation.

Air Pollution Control (Air Pollutant Emission) (Controlled Vehicles) Regulation (Chapter 311X of the Laws of Hong Kong) (the “APE Regulation”) was made under the APCO. For the purposes of an application for a vehicle license made on or after the date specified in section 4(2) of the APE Regulation in respect of a controlled vehicle, the emission of the vehicle must conform to the emission standards applicable to the vehicle under section 5 of the APE Regulation. Under section 3 of the APE Regulation, a controlled vehicle is a designated vehicle first registered before April 1, 1995, on or after February 1, 2014, or within the period as specified in the schedule to the APE Regulation. A designated vehicle is a motor vehicle equipped with a compression ignition engine, that is a diesel commercial vehicle (“DCV”), including a goods vehicle, light bus and non-franchised bus. A vehicle license will not be issued to the relevant DCVs after certain dates (for example Euro IV DCV after 31 December 2027 if the first registration year is 2012) as specified by the Environmental Protection Department (the “EPD”) of the Hong Kong government, unless such DCVs comply with the applicable emission standards as if they were first registered on the date of the vehicle license applications. Eligible registered owners of Euro IV DCVs can apply for the ex-gratia payment before the deadline, which is subject to the first registration date of Euro IV DCV. To be eligible to apply for the ex-gratia payment, the vehicle under application and the applicant must satisfy the following requirements:

(a)	the vehicle must be a DCV with a first registration date that falls within certain dates as specified by the EPD;

(b)	the vehicle is registered as a DCV or has applied for re-registration as of January 1, 2020;

(c)	the vehicle is scrapped on or after October 19, 2020 by a vehicle scrapping company registered under the ex-gratia payment scheme;

(d)	the registration of the vehicle is cancelled and on or before the deadline as specified by the EPD after it is scrapped;

(e)	the vehicle has had a valid vehicle license on or after January 1, 2020;

(f)	the applicant for the ex-gratia payment is the registered owner of the vehicle when its registration is cancelled; and

(g)	The vehicle is a DCV on the day of cancellation of its registration.

Regulations Relating to Trade Description

Trade Descriptions Ordinance

Trade Descriptions Ordinance (Chapter 362 of the Laws of Hong Kong) (the “TDO”), which came into full effect in Hong Kong on April 1, 1981 aims to prohibit false or misleading trade description and statements to goods and services provided to the customers during or after a commercial transaction. Pursuant to the TDO, any person in the course of any trade or business applies a false trade description to any goods or supplies or offers to supply them commits an offence and a person also commits the same offence if he/she is in possession for sale or for any purpose of trade or manufacture of any goods with a false description. The TDO also provides that traders may commit an offence if they engage in a commercial practice that has a misleading omission of material information of the goods, an aggressive commercial practice, involves bait advertising, bait and switch or wrong acceptance of payment.

Regulations Relating to Trademark

Trade Marks Ordinance

Trade Marks Ordinance (Chapter 559 of the Laws of Hong Kong) (the “TMO”), which came into full effect in Hong Kong on April 4, 2003 provides the framework for the Hong Kong’s system of registration of trademarks and sets out the rights attached to a registered trade mark, including logo and a brand name. The TMO restricts unauthorized use of a sign which is identical or similar to the registered mark for identical and/or similar goods and/or services for which the mark was registered, where such use is likely to cause confusion on the part of the public. The TMO provides that a person may also commit a criminal offence if that person fraudulently uses a trade mark, including selling and importing goods bearing a forged trade mark, or possessing or using equipment for the purpose of forging a trade mark.

Regulations Relating to Competition

Competition Ordinance

Competition Ordinance (Chapter 619 of the Laws of Hong Kong) (the “Competition Ordinance”), which came into full effect in Hong Kong on December 14, 2015 prohibits and deters undertakings in all sectors from adopting anti-competitive conduct which has the object or effect of preventing, restricting or distorting competition in Hong Kong. The key prohibitions include (i) prohibition of agreements between businesses which have the object or effect of preventing, restricting or distorting competition in Hong Kong; and (ii) prohibiting companies with a substantial degree of market power from abusing their power by engaging in conduct that has the object or effect of preventing, restricting or distorting competition in Hong Kong. The penalties for breaches of the Competition Ordinance include, but are not limited to, financial penalties of up to 10% of the total gross revenues obtained in Hong Kong for each year of infringement, up to a maximum of three years in which the contravention occurs.

Regulations Relating to Employment

Employment Ordinance

Pursuant to Employment Ordinance (Chapter 57 of the Laws of Hong Kong) (the “EO”), which came into full effect in Hong Kong on September 27, 1968, all employees covered by the EO are entitled to basic protection under the EO including but not limited to payment of wages, restrictions on wages deductions and the granting of statutory holidays.

Mandatory Provident Fund Schemes Ordinance

Pursuant to Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong) (the “MPFSO”), which came into full effect in Hong Kong on December 1, 2000, every employer must take all practicable steps to ensure that the employee becomes a member of a Mandatory Provident Fund scheme. An employer who fails to comply with such a requirement may face a fine and imprisonment. The MPFSO provides that an employer who is employing a relevant employee must, for each contribution period, from the employer’s own funds, contribute to the relevant Mandatory Provident Fund scheme the amount determined in accordance with the MPFSO.

Employees’ Compensation Ordinance

Pursuant to Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong) (the “ECO”), which came into full effect in Hong Kong on December 1, 1953, all employers are required to take out insurance policies to cover their liabilities under the ECO and at common law for injuries at work in respect of all of their employees. The ECO establishes a no-fault and noncontributory employee compensation system for work injuries, and lays down the rights and obligations of employers and employees in respect of injuries or death caused by accidents arising out of and in the course of employment, or by prescribed occupational diseases under the ECO. Under the ECO, if an employee sustains an injury or dies as a result of an accident arising out of and in the course of his employment, his employer is in general liable to pay compensation even if the employee might have committed acts of faults or negligence when the accident occurred. An employee who suffers incapacity arising from an occupational disease is entitled to receive the same compensation as that payable to an employee injured in an accident arising out of and in the course of employment, if the disease is one due to the nature of any occupation in which he was employed at any time within the prescribed period immediately preceding the incapacity caused.

Minimum Wage Ordinance

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong) (the “MWO”) provides for a prescribed minimum wage at an hourly wage rate during the wage period for certain employees. Every employee engaged under a contract of employment under the EO (except those specified under section 7 of the MWO). Any provision of employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee under the MWO is void.

Regulations Relating to Personal Data Collection

Personal Data (Privacy) Ordinance

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (the “PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

●	Principle 1 — purpose and manner of collection of personal data;

●	Principle 2 — accuracy and duration of retention of personal data;

●	Principle 3 — use of personal data;

●	Principle 4 — security of personal data;

●	Principle 5 — information to be generally available; and

●	Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense which may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

●	the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

●	if the data user holds such data, to be supplied with a copy of such data; and

●	the right to request correction of any data they consider to be inaccurate.

The PDPO criminalizes, including but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
AIB Acquisition Corporation	Cayman Islands
PSI Group Holdings Ltd	Cayman Islands
PSI (BVI) Ltd	British Virgin Islands
BGG (BVI) Ltd	British Virgin Islands
Profit Sail Int’l Express (H.K.) Limited	Hong Kong
Business Great Global Supply Chain Limited	Hong Kong

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

4.D. Property, Plant and Equipment

Facilities and Property

Intellectual Property

On October 19, 2021, we applied to register “Profit Sail” in trademark classes** 16, 35, and 39; the trademark was registered on March 8, 2022. On December 14, 2021, we applied to register “PSI Group” in trademark classes** 9, 16, 35, 38, 39, 41, and 42; as of the date of this annual report, the registration is still in process. On March 2, 2022, we applied to register “PS” in trademark classes** 16, 35 and 39; the trademark was registered on January 4, 2023. On March 18, 2022, we applied to register “PS” in trademark classes** 35 from China National Intellectual Property Administration (“CNIPA”); the trademark was registered on December 21, 2022. Trademarks in Hong Kong and China are valid for ten years and are renewable.

Country	Trademark	Application Date	Application Number	Classes	Status
Hong Kong		October 19, 2021	305775823	16, 35, 39	Registered March 8, 2022

Hong Kong		March 2, 2022	305894407	16, 35, 39	Registered January 4, 2023

Hong Kong		December 14, 2021	305830876	9, 16, 35, 38, 39, 41, 42	Registered October 12, 2023
China		March 18, 2022	63369406	35	Registered December 21, 2022

Real Property — Leases

We lease all of our current facilities. Our headquarter office is located at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. The lease will expire on April 30, 2026.

We believe that the facilities that we currently lease are adequate to meet the needs of our current operations, and that we will be able to obtain adequate facilities to accommodate our future expansion plans.

Equipment

As of December 31, 2023 and 2024, the total current net worth of our equipment was approximately US$0.2 million and US$0.1 million, respectively. Our equipment consists of (i) warehouse operation machinery & tool, including two x-ray systems (Rapiscan Systems 628dv x-ray machine, Rapiscan systems 632dv x-ray machine), 4 Forklifts, and Air Cargo Pallets, and (ii) office equipment and furniture. The above two groups are used in warehouse operations, x-ray scanning, and office operation.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — 3.D. Risk Factors” and elsewhere in this annual report.

Financial Summary for the year ended December 31, 2024 (all results compared to the year ended December 31, 2023, unless otherwise noted)

●	Revenues were $87.2 million, a decrease of 37.7%.

●	Gross profit were $3.5 million, a decrease of 72.3%.

●	Net loss was $4.8 million, compared with net profit of $4.6 million.

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2022, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Revenues	96,216,113	139,673,764	86,906,423
Revenues - Related Party	1,089,414	346,705	260,046
Revenues	97,305,527	140,020,469	87,166,469

Cost of Revenue	83,568,889	122,245,091	81,442,707
Cost of Revenue – Related Party	5,436,874	5,022,497	2,191,830
Total Cost of Revenue	89,005,763	127,267,588	83,634,537

Gross Profit	8,299,764	12,752,881	3,531,932

Provisions for compensation and penalty	(328,615)	(1,245,625)	-
Impairment of goodwill	(294,151)	-	-
General and administrative expenses	(4,732,811)	(5,526,360)	(8,804,171)
Total operating expenses	(5,355,577)	(6,771,985)	(8,804,171)

Income (Loss) from Operations	2,944,187	5,980,896	(5,272,239)

Other Income (Expense):
Bank interest income	38,779	79,207	66,101
Interest expense	(7,699)	(1,291)	-
Other income	256,022	143,340	37,426
Other expenses	(95,842)	(208,232)	(9,104)
Total other income, net	191,260	13,024	94,423

Income (Loss) Before Income Tax	3,135,447	5,993,920	(5,177,816)
Income Tax (Expense) Benefit	(688,345)	(1,381,729)	358,684
Net Income (Loss)	2,447,102	4,612,191	(4,819,132)

Revenues

We generate revenue primarily from the provision of air and ocean export and import freight forwarding services during the year ended December 31, 2022, 2023 and 2024. The table below sets forth the breakdown of our revenue by service type for the years or periods indicated.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Freight forwarding services
- Air freight	92,645,878	138,683,827	85,621,326
- Ocean freight	4,651,267	1,336,418	1,509,863
Subtotal	97,297,145	140,020,245	87,131,189
Ancillary logistic services	8,382	224	35,280
Total	97,305,527	140,020,469	87,166,469

Freight forwarding services

Our freight forwarding services include arranging for consignment upon receipt of booking instructions from customers, cargo pick up, obtaining cargo space, preparation of freight documentation, arranging for customs clearance and cargo handling at origin and destination as well as other related logistics services such as supporting transportation for freight forwarding purposes. For the year ended December 31, 2022, 2023 and 2024, our revenue was principally derived from the provision of air freight forwarding services, which amounted to US$93 million, US$139 million and US$86 million, respectively, representing 95.2%, 99.0% and 98.2% of our total revenue for the same period.

Ancillary logistics services

Our ancillary logistics services involve the provision of a wide range of logistics services, such as cargo pickup, cargo handling at ports and local transportation, and warehousing related services, such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing.

Revenue from freight forwarding services is mainly derived from export shipments. The following table sets forth the breakdown of revenue from freight forwarding services for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Export shipments
- Air	92,619,992	138,665,566	85,613,133
- Ocean	4,618,438	1,314,374	1,503,045
- Subtotal	97,238,430	139,979,940	87,116,178

Import shipments
- Air	25,886	18,261	8,193
- Ocean	32,829	22,044	6,818
- Subtotal	58,715	40,305	15,011
Total	97,297,145	140,020,245	87,131,189

For the years ended December 31, 2022, 2023 and 2024, we focused on export freight forwarding services, which contributed to US$97 million, US$140 million and US$87 million, respectively, representing 99.9%, 99.9% and 99.9% of our revenue from freight forwarding services during the same period.

For the years ended December 31, 2022, 2023 and 2024, our revenue was principally derived from the provision of air and ocean export freight forwarding services. The table below sets forth the breakdown of export revenue by destination for the years or periods indicated.

	For the years ended December 31,
	2022		2023		2024
United States	$75,185,052	77.3%	$122,275,056	87.4%	$61,745,629	70.9%
United Kingdom	5,248,600	5.4%	3,725,207	2.7%	6,012,265	6.9%
The Netherlands	5,054,684	5.2%	7,703,309	5.5%	6,401,024	7.4%
Others (Note)	11,750,094	12.1%	6,276,368	4.4%	12,957,261	14.8%
Total export revenue	$97,238,430	100%	$139,979,940	100%	$87,116,179	100%

Note: Others represent a number of countries including, among others Canada, Qatar and France, etc.

For the years ended December 31, 2022, 2023 and 2024, our revenue from freight forwarding services for export shipments to the United States contributed to US$75.2 million, US$122 million and US$62 million, respectively, representing 77.3%, 87.4% and 70.9% of our total export revenue during the same period.

The following table sets forth the breakdown of our revenue by type of customers for the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Freight forwarders	95,649,511	139,475,411	86,762,856
Direct customers	1,656,016	545,058	403,613
Total	97,305,527	140,020,469	87,166,469

We focus on provision of freight forwarding services to freight forwarders, which generated revenue of US$96 million, US$139 million and US$87 million for the years ended December 31, 2022, 2023 and 2024, respectively representing 98.3%, 99.6% and 99.6% of our total revenue for the same period.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Freight forwarding services
- Air freight	84,859,556	126,081,162	82,206,986
- Ocean freight	4,141,681	1,162,092	1,348,321
Subtotal	89,001,237	127,243,254	83,555,307
Ancillary logistic services	4,526	24,334	79,230
Total	89,005,763	127,267,588	83,634,537

Our cost of revenue amounted to US$89 million, US$127 million and US$84 million for the years ended December 31, 2022, 2023 and 2024, respectively. The trend of cost of revenue of each of the service types was in line with the trend of the revenue of respective service types during the period.

The table below sets forth the breakdown of cost of revenue by nature for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Air freight charges	70,505,102	102,487,454	66,728,914
Ocean freight charges	3,971,690	1,083,103	1,319,174
Logistics and warehousing fees	14,261,952	23,624,745	15,575,231
Depreciation of right-of-use assets	184,103	-	-
Depreciation of property, plant and equipment	82,916	72,286	11,218
Total	89,005,763	127,267,588	83,634,537

Our cost of revenue mainly comprised of air and ocean freight charges, and warehouse and transportation cost. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Air freight charges were the major component of our cost of revenue, which accounted for 79.2%, 80.5% and 79.8%, respectively, for the years ended December 31, 2022, 2023 and 2024.

Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services. Logistics and warehousing fees represented a significant portion of our cost of revenue, which accounted for 16.0%, 18.6% and 18.6%, respectively, for the years ended December 31, 2022, 2023 and 2024.

Depreciation of property, plant and equipment represents the depreciation of property, plant and equipment related to our warehouse such as x-ray screening equipment and forklifts.

Gross profit

The table below set forth the breakdown of gross profit by service type for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Freight forwarding services
Air freight	7,786,322	12,602,665	3,414,340
Ocean freight	509,586	174,326	161,542
Subtotal	8,295,908	12,776,991	3,575,882
Ancillary logistic services	3,856	(24,110)	(43,950)
Total	8,299,764	12,752,881	3,531,932

Our total gross profit amounted to US$8.3 million, US$12.8 million and US$3.5 million for the years ended December 31,2022, 2023 and 2024, respectively. We recorded overall gross profit margin of 8.5%, 9.1% and 4.1% for the same period. Our gross profit and gross profit margin are mainly affected by the spread we earn between the freight charge per kilogram payable by our customers and the freight charges payable to suppliers we are able to secure.

General and administrative expenses

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Staff costs and benefits	2,463,229	2,765,190	2,189,405
Office expenses	145,724	93,286	78,907
Allowance (reversals) for expected credit loss	(561,869)	56,556	(28,547)
Depreciation of right of use assets	126,638	105,341	97,789
Depreciation	109,342	92,131	46,298
Bad debt, net	47,088	—	(56,605)
Motor vehicles expenses	16,273	11,998	11,382
Equity-settled share-based payment expenses	—	—	5,585,610
Others	2,386,386	2,401,858	879,932
Total	4,732,811	5,526,360	8,804,171

Our general and administrative expenses were US$4.7 million, US$5.5 million and US$8.8 million for the year ended December 31, 2022, 2023 and 2024. Our general and administrative expenses increased from US$4.7 million for the year ended December 31, 2022 to US$5.6 million for the year ended December 31, 2023, primarily driven by (i) the additional costs incurred in staff costs and benefits as a result of staff bonus payouts in the year 2023 and (ii) increased professional service fees relating the proposed listing of our company in the United States. Our general and administrative expenses increased from US$5.5 million for the year ended December 31, 2023 to US$8.8 million for the year ended December 31, 2024, primarily driven by the recognition of equity-settled share-based payment expenses of US$5.6 million. The share-based payment expenses represented the vesting of options granted to directors and employees of the Group. 2,420,000 options were granted, 70% of which were vested on the closing date of the business combination, 20% of which will be vested on the 1st anniversary of the closing date of the business combination; and 10% of which will be vested on the 2nd anniversary of the closing date of the business combination.

Interest expenses

Our other expenses increased from US$95,842 for the year ended December 31, 2022 to US$208,232 for the year ended December 31, 2023, which was primarily driven by larger exchange loss. Our interest expenses decreased from US$1,291 for the year ended December 31, 2023 to Nil for the year ended December 31, 2024, which was primarily attributable to decrease in short-term bank loans.

Other income

	For the years ended December 31,
	2022	2023	2024
Government grants	$167,500	$28,703	$—
Management fee income	40,192	29,423	4,276
Management fee income from related parties	33,231	25,961	17,103
Gain on early termination of leases	9,041	—	—
Insurance compensation	—	55,903	—
Miscellaneous income	6,058	3,350	16,047
Total	$256,022	$143,340	$37,426

Our other incomes decreased from US$256,022 for the year ended December 31, 2022 to US$143,340 for the year ended December 31, 2023, which was primarily driven by decreased government grants. Our other income decreased from US$143,340 for the year ended December 31, 2023 to US$ 37,426 for the year ended December 31, 2024, which was primarily driven by decreased government grants and insurance compensation.

Other expenses

Our other expenses represented exchange (loss) gain. Exchange (loss) gain was primarily driven by fluctuation of RMB and US$ against HKD.

Income tax

Our income tax expenses increased from US$0.7 million for the year ended December 31, 2022 to US$1.4 million for the year ended December 31, 2023, which was in line with the increase in our net income for the year. For the year ended 31 December 2024, our income tax expense mainly represented the over-provision in tax in prior year.

Net income

As a result of the above factors, our net income increased by US$2.2 million from US$2.4 million for the year ended December 31, 2022 to US$4.6 million for the for the year ended December 31, 2023, and our net income margin increased from 2.5% for the year ended December 31, 2022 to 3.3% for the year ended December 31, 2023.

As a result of the above factors, our net income decreased by US$9.4 million from US$4.6 million for the year ended December 31, 2023 to net loss of US$4.8 million for the year ended December 31, 2024.

B. Liquidity and capital resources

Cash flows

The table below sets forth a summary of our cash flows for the years ended December 31, 2022, 2023 and 2024:

	For the years ended December 31,
	2022	2023	2024
	US$	US$	US$
Net cash provided by (used in) operating activities	951,372	7,336,570	(1,844,009)
Net cash (used in) provided by an investing activities	(2,948,965)	2,229,058	718,828
Net cash used in financing activities	(1,178,583)	(4,097,806)	(1,500,915)
Net decrease in cash and cash equivalents and restricted cash	(3,176,176)	(5,467,822)	(2,626,096)

Cash provided by operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

For the years ended December 31, 2024, our net cash used in operating activities was US$1.8 million, mainly attributable to (i) decrease in accounts payables to third parties of US$6.8 million; and (ii) decrease in amounts due to related companies of US$0.3 million; which was partially offset by the increase in accounts receivables of US$7.4 million.

Cash provided by an investing activities

Our cash provided by an investing activities is primarily attributable to decrease in restricted cash with maturity of more than three months when acquired. Our cash used in investing activities is primarily for purchase of property, plant and equipment and purchase of equity securities.

For the year ended December 31, 2024, our net cash flow provided by an investing activity was US$718,828, as a result of decrease in restricted cash with maturity of more than three months when acquired.

Cash used in financing activities

For the year ended December 31, 2024, our net cash used in financing activities was US$1.5 million, which were mainly arising from share issuance cost.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our securities and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engage in leasing, hedging or research and development services with us.

Other than the banking facilities as disclosed to the consolidated financial statements, we do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Recent Accounting Pronouncements

For a discussion of new accounting standards relevant to our business, refer to Note 2 to our consolidated financial statements included in this Report.

C. Research and Development, Patents and Licenses, etc.

Please see Item 4. “Information on the Company—Intellectual Property” above.

D. Trend Information

See ITEM 5.A “operating results” above for our trend information.

E. Critical Accounting Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

You should read the descriptions of critical accounting policies, judgments and estimates in our consolidated financial statements and other disclosures included in this Report.

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that it believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

Share-based compensation

The Company recognizes share-based compensation expense for the estimated fair value of equity awards issued as compensation to individuals over the requisite service period, which generally ranges immediate up to two years. The Company accounts for forfeitures as they occur. Accordingly, in the absence of a modification, if an individual’s continuous service is terminated, all previously unvested awards granted to such individual are forfeited, which results in a benefit to share-based compensation expense in the period of termination equal to the cumulative expense recorded through the termination date for the unvested awards. For employee stock awards with graded vesting schedules and only services conditions, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards, ensuring that cumulative recorded share-based compensation expense equals the grant date fair value of vested awards at each period-end.

Subsequent events

On March 26, 2025, PSIHK, one of the Company’s Operating Subsidiaries, entered into several preliminary agreements for the sale and purchase with a seller regarding several office premises and motor vehicle parking spaces located in Hong Kong for a total consideration of approximately $5,512,000. The formal agreements were entered into on April 7, 2025.

On 2 April, 2025, the U.S. Government announced a 34% tariff on goods imported from China, on top of the existing 20% tariff on Chinese imports. On April 10, 2025, the U.S. Government further increased the tariffs to a total of 145% on goods imported from China. The management are currently assessing the impact such tariffs would have on the Company’s operations for the year ending December 31, 2025.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Yee Kit Chan	66	Director and Chairman of the Board
Hang Tat Gabriel Chan	62	Chief Executive Officer and Director
Chun Kit Tsui	47	Chief Financial Officer
Yong Yao	57	Director
Lai Ping Chan	48	Director
Zijian Tong	46	Director
Eric Chen	50	Director
Tsao-Lung Lai	51	Director

Yee Kit Chan is our founder and serves as Director and the Chairman of our board of directors. Mr. Chan also serves as a director of PSIHK and BGG, the Operating Subsidiaries of our Company. Mr. Chan has over 40 years of experience in logistic and supply chain operations. He commenced his career at JET Freight International (H.K.) Limited in 1980. From 1981 to 1982, Mr. Chan worked as a manager at DAS Express (HK) Limited. Prior to the founding of PSIHK in 1993, Mr. Chan worked at “K” Line Air Service (Hong Kong) Limited (formerly also known as “K” Line Air Service Fast Forwarders Limited and Fast Forwarder Limited) from 1985 to 1993 with various positions including assistant sales manager, sales manager, the sales manager of Asia Pacific region and the general manager of China region. Mr. Chan obtained a high school diploma in 1978.

Hang Tat Gabriel Chan is our Director and Chief Executive Officer. Mr. Chan has been serving as the General Manager of Profit Sail Int’l Express (H.K.) Limited, the Company’s operating entity since September 2021. Prior to joining Profit Sail, from 1984 to 2021, Mr. Chan served in DHL Global Forwarding, a division of Deutsche Post DHL, in Hong Kong and China, where he served in various management positions in Sales & Marketing and Logistics Management functions. Mr. Chan obtained the professional diploma in logistic and supply chain management from Hong Kong Management Association in 2005.

Chun Kit Tsui has been our Chief Financial Officer since March 2022 and is primarily responsible for our accounting, financial reporting, internal control and compliance functions. He has over 20 years of experience in audit, accounting and finance. Mr. Tsui commenced his career at Lawrence Cheung C.P.A. Company Limited from June 2000 to January 2004 as an audit senior. He then joined BDO McCabe Lo Limited from February 2004 to February 2005 as an audit senior associate. From February 2005 to August 2006, Mr. Tsui was a lecturer at Hong Kong Institute of Vocational Education. From October 2006 to July 2013, he joined PricewaterhouseCoopers Hong Kong, where he provided audit assurance and accounting consulting services to customers in various industries, and his last position was a manager. From August 2013 to August 2020, he served as the general finance manager of Beijing Energy International Holding Co., Ltd. (formerly known as Panda Green Energy Group Limited)(stock code: 00686.HK). Prior to joining our Company, Mr. Tsui served as the finance director of Aceso Life Science Group Limited (stock code: 00474.HK) from August 2020 to March 2022. Mr. Tsui obtained a bachelor’s degree in accountancy from Hong Kong Polytechnic University in November 2000 and a Master degree in Professional Accountancy from University of London in August 2018. He has been a fellow member of the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants since August 2008 and December 2010, respectively.

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

Tsao-Lung Lai has been serving as our Director effective since July 27, 2024. Mr. Lai has extensive experience and expertise in the financial industry. Mr. Lai has served as the executive director and Head of asset management business at CTBC Asia Limited, a securities company based in Hong Kong, since March 2022, where he is responsible for directing and overseeing the effective management of the overall asset management operations. Mr. Lai also currently serves as the manager-in-charge of the overall management oversight (“MIC of OMO”) and a licensed responsible officer (“RO”) authorized by the Securities and Future Commission of Hong Kong (“SFC”). Mr. Lai has served as the non-executive director at Land and Houses Securities Public Company limited, a financial services companies in Thailand, since April 2024, and a director of CTBC Funds SPC since August 2023. Prior to his current positions, Mr. Lai served as managing director, MIC of OMO and SFC licensed RO at HS Securities Limited from September 2020 to February 2022, responsible for monitoring all business sector and ensuring the effectiveness of overall operation. From January 2013 to August 2020, Mr. Lai served as the Chairman and managing director at TC Concord Securities Limited, supervising all departments and overseeing both frontline and back-office staff. Prior to that, Mr. Lai served as a director of International Business at Phillip Securities (Hong Kong) Limited from May 2007 to December 2012, where he was primarily responsible for establishing strategic alliances with domestic and foreign institutions and delivering quality solutions and services to financial institutions and investors. Mr. Lai also served for Polaris Securities Group from August 2000 to March 2007, with his last position as the managing director of Polaris Securities (Hong Kong) Limited. Mr. Lai obtained his Master of Science in Actuarial Science from Boston University in September 1998 and an Honor Bachelor of Science from the University of Toronto in July 1997.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with our executive officers. Pursuant to such agreements, such individuals agreed to serve as our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, for certain acts of the executive officer, such as continued failure by the executive officer to satisfactorily perform his/her duties, or the executive officer’s conviction or entry of a guilty or nolo contendere plea of any felony or any misdemeanor involving moral turpitude. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by the Company, the Company will (i) continue to provide to the executive officer all compensation, base salary and previously earned but unpaid incentive compensation, if any, and to allow the executive officer to participate in any benefit plans in accordance with the terms of such plans during the notice period, and (ii) pay to the executive officer, in lieu of benefits under any severance plan or policy of the Company, any such amount as may be agreed between the Company and the executive officer.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of Company’s confidential information or trade secrets, any confidential information or trade secrets of the Company’s clients or prospective clients, or the confidential or proprietary information of any third party received by the Company and for which the Company o has confidential obligations. The executive officers have also agreed to disclose in confidence to the Company all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with the Company and to assign all rights, title and interest in them to the Company, and assist the Company in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) engage in, or otherwise directly or indirectly being employed by or acting as a consultant or lender to, or being a director, officer, employee, principal, agent, stockholder, member, owner or partner of, or permitting the executive officer’s name to be used in connection with the activities of, any other business or organization which competes, directly or indirectly, with the Company, (ii) solicit from any customer doing business with the Company during the term, or (iii) otherwise interfere with the business or accounts of the Company.

The Company has entered into indemnification agreements with each of the the Company’s directors and executive officers. Under these agreements, the Company agrees to indemnify the Company’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the Company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2024 we incurred an aggregate of US$670,864 as compensation to our directors and executive officers as well as an aggregate of US$4,615 contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

Except contribution to the MPF, we did not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

2024 Share Incentive Plan

We have adopted a 2024 share incentive plan (the “2024 Plan”). Under the 2024 Plan, we have granted share incentive awards to eligible directors, employees and consultants of ours in order to promote the success and enhance the value of the Company. The material terms of the 2024 Plan are summarized below:

Eligibility and Administration. Directors, employees and consultants, including any prospective director, employee, or consultant who has accepted an offer of employment or service and will be a director, employee, or consultant after the commencement of their service are eligible to participate in the 2024 Plan.

Limitation on Awards and Shares Available. The number of ordinary shares initially be approved for issuance under the 2024 Plan shall be 2,527,027 shares (the “Share Limit”). Subject to the authorized share capital as provided in the memorandum of association and articles of association of the Company, the Share Limit will be increased automatically on January 1st of each calendar year during the term of the 2024 Plan commencing on January 1st, 2025 (each, an “Evergreen Date”), by an amount equal to one percent (1%) of the total number of outstanding shares of the Company on the end of the calendar year immediately preceding the applicable Evergreen Date. The shares that the Company issues under the 2024 Plan may be, in whole or in part, authorized and unissued shares, treasury shares (subject to appliable laws) or shares purchased on the open market. If an award is terminated, expired or lapsed for any reason, any shares subject to such award may be used again for new grants under the 2024 Plan, subject to the Share Limit.

Awards. The 2024 Plan provides for the grant of options, restricted shares or restricted share units. Each award under the 2024 Plan shall be evidenced by a notice of grant, which will detail the terms, conditions and limitations for each award, including, among others, the term of the award, and the provisions that are applicable in the event that the grantee’s employment or service terminates, and Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel, or rescind an award.

Transfer Restrictions. Unless otherwise expressly provided in the 2024 Plan, by applicable laws and by the notice of grant, an award is non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance, or charge.

Plan Amendment and Termination. With the approval of the board of directors, the administrator of the 2024 Plan may terminate, amend, modify, alter, suspend or discontinue the 2024 Plan or any portion thereof at any time. Except with respect to the amendments made in the abovementioned situations and except to the extent any such amendment, alteration, suspension, discontinuance or termination is made to cause the 2024 Plan to comply with applicable laws or accounting or tax rules and regulations, no termination, amendment or modification may adversely affect in any material way any award previously granted pursuant to the 2024 Plan without prior written consent of the participant.

As of the date of the Annual Report, 2,420,000 options have been granted and partially vested on certain directors and employees of the Company and its Operating Subsidiaries, including 670,000 options to Mr. Hok Wai Alex Ko, the Company’s former Chief Executive Officer and Director, 380,000 options to Mr. Chun Kit Tsui, the Company’s Chief Financial Officer, 380,000 options to Mr. Hang Tat Gabriel Chan, the Company’s Chief Executive Officer and Director, and an aggregate of 990,000 options to other grantees who are the employees of the Company’s Operating Subsidiaries, not the directors and officers of the Company. Upon vesting, each option will be exercisable at $0.01 per share.

The 2024 Plan will expire on, and no award may be granted pursuant to the 2024 Plan after, the tenth anniversary of the closing date of the Business Combination, i.e July 18, 2024, unless otherwise determined by the Administrator.

As of the date of the Annual Report, 1,694,000 options granted under the 2024 Plan have been exercised, and as the result, 1,694,000 Ordinary Shares have been issued as exercised in accordance with the 2024 Plan.

6.C. Board Practices

Board of Directors

The board of directors of the Company consists of seven (7) directors. Four of these seven directors are independent. A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided (i) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (ii) such director has not been disqualified by the chairman of the relevant board meeting, and (iii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

The Company’s audit committee consists of Yong Yao, Lai Ping Chan, and Zijian Tong. Yong Yao is the chairperson of the Company’s audit committee. Each of Yong Yao, Lai Ping Chan, and Zijian Tong satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

The Company’s audit committee oversees the Company’s accounting and financial reporting processes and the audits of the Company’s financial statements. The audit committee is responsible for, among other things:

●	selecting the independent auditor;

●	pre-approving auditing and non-auditing services permitted to be performed by the independent auditor;

●	annually reviewing the independent auditor’s report describing the auditing firm’s internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the independent auditors and all relationships between the independent auditor and the Company;

●	reviewing responsibilities, budget, compensation and staffing of the Company’s internal audit function;

●	reviewing with the independent auditor any audit problems or difficulties and management’s response;

●	reviewing and, if material, approving all related party transactions on an ongoing basis;

●	reviewing and discussing the annual audited financial statements with management and the independent auditor;

●	reviewing and discussing with management and the independent auditors major issues regarding accounting principles and financial statement presentations;

●	reviewing reports prepared by management or the independent auditors relating to significant financial reporting issues and judgments;

●	discussing earnings press releases with management, as well as financial information and earnings guidance provided to analysts and rating agencies;

●	reviewing with management and the independent auditors the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the Company’s financial statements;

●	discussing policies with respect to risk assessment and risk management with management and internal auditors;

●	timely reviewing reports from the independent auditor regarding all critical accounting policies and practices to be used by the Company, all alternative treatments of financial information within IFRS that have been discussed with management and all other material written communications between the independent auditor and management;

●	establishing procedures for the receipt, retention and treatment of complaints received from the Company’s employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters;

●	such other matters that are specifically delegated to the Company’s audit committee by the Company’s board of directors from time to time; and

●	meeting separately, periodically, with management, internal auditors and the independent auditor.

Compensation Committee

The Company’s compensation committee consists of Hang Tat Gabriel Chan, Yee Kit Chan and Zijian Tong. Hang Tat Gabriel Chan is the chairperson of the compensation committee. Zijian Tong satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The Company’s compensation committee is responsible for, among other things:

●	reviewing, evaluating and, if necessary, revising the Company’s overall compensation policies;

●	reviewing and evaluating the performance of the Company’s directors and relevant executive officers and determining the compensation of relevant executive officers;

●	reviewing and approving the Company’s executive officers’ employment agreements with the Company;

●	setting performance targets for relevant executive officers with respect to the Company’s incentive compensation plan and equity-based compensation plans;

●	administering the Company’s equity-based compensation plans in accordance with the terms thereof; and

●	such other matters that are specifically delegated to the compensation committee by the Company’s board of directors from time to time.

Nominating and Corporate Governance Committee

The Company nominating and corporate governance committee consists of Hang Tat Gabriel Chan, Yee Kit Chan and Lai Ping Chan. Hang Tat Gabriel Chan is the chairperson of the nominating and corporate governance committee. Lai Ping Chan satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

The Company nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the Company’s board of directors nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the Company’s board of directors the current composition of the Company’s board of directors with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of the Company’s board of directors meetings and monitoring the functioning of the committees of the Company’s board of directors; and

●	advising the Company’s board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as the Company’s compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken

Duties of Directors

Under the laws of the Cayman Islands, directors have fiduciary duties to our company, including a duty of loyalty, and a duty to act honestly in good faith with a view to the company’s best interests. The Company’s directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with Amended and Restated Memorandum and Articles of Association as amended and restated from time to time. Our company has the right to seek damages if a duty owed by the directors is breached.

The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers; and

●	exercising the borrowing powers of our company and mortgaging the property of our company.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which will cover a broad range of matters including the handling of conflicts of interest, compliance issues and other corporate policies such as equal opportunity and nondiscrimination standards. This Code of Business Conduct and Ethics will apply to all of our executive officers, board members and employees.

Terms of Directors and Officers

The Company’s directors may be appointed by an ordinary resolution of the Company’s shareholders. In addition, the Company’s board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on the Company’s board or as an addition to the existing board. Unless otherwise determined by the Company in general meeting, the Company shall have no more than seven (7) directors. The office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the Company, (iv) is removed from office pursuant to any other provisions of the Amended Company Charter, (v) without consent of the other directors, is absent from meetings of the Company directors for a continuous period of six months, or (vi) is prohibited by the laws of the Cayman Islands from acting as a director.

The Company’s officers are elected by and serve at the discretion of the board of directors of the Company.

6.D. Employees

As of December 31, 2024, we had 29 full-time employees, all of our employee are based in Hong Kong. The following table sets forth the number of our employees categorized by function as of the date of this annual report:

Functions	As of December 31, 2024
Accounting	5
Air Freight Operations	12
Customer Services	1
HR & Admin	3
Management	4
Sales & Marketing	2
Sea Freight Operation	2
Total	29

We believe that we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. Our management considers our employees as key assets which play a pivotal role in our continuous growth. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares.

The calculations in the table below are based on 25,976,936 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Number of Ordinary Shares	%
Directors and Executive Officers:
Yee Kit Chan(1)	15,534,000	59.80%
Hang Tat Gabriel Chan	266,000	1.02%
Chun Kit Tsui	266,000	1.02%
Yong Yao	—	—
Lai Ping Chan	—	—
Eric Chen(4)	2,558,437	9.85%
Tsao-Lung Lai	—	—
Zijian Tong	—	—
All Directors and Executive Officers as a Group	18,624,437	71.70%

Principal Shareholders holding 5% or more:
Grand Pro Development Limited(1)	13,534,000	52.10%
Profit Sail SAS Holdings Company Limited(1)	2,000,000	7.70%
AIB LLC(2)	2,558,437	9.85%

(1)	Mr. Yee Kit Chan controls 100% of each of Grand Pro Development Limited and Profit Sail SAS Holdings Company Limited. Mr. Yee Kit Chan may be deemed the beneficial owner of the shares held by Grand Pro Development Limited and Profit Sail SAS Holdings Company Limited.

(2)	AIB LLC is a Delaware limited liability company. Mr. Eric Chen, the Chief Executive Officer of AIB LLC, has voting and dispositive power over the shares held by AIB LLC. As such, Eric Chen may be deemed as the beneficial owner of the Ordinary Shares held by AIB LLC.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees — 6.E. Share Ownership.”

7.B. Related Party Transactions

Agreements Related to the Business Combination

In connection with, and pursuant to the Business Combination Agreement, certain agreements were entered into between (i) the Company, (ii) AIB, (iii) PSI, (iv) AIB LLC, (v) PSI Merger Sub I, (vi) PSI Merger Sub II, and (vii) certain related parties. See “Item 4. Information On the Company—4. A. History and Development of the Company.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—2024 Share Incentive Plan.”

Other Related Party Transactions

Names and relationship of related parties

Existing relationship with the Company
Rich Fame International Limited	One of the directors of Rich Fame is Mr. Yee Kit Chan. Rich Fame is 100% fully owned by Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.
Business Great Global Supply Chain Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kin Yin Alfred Kwong. It became a wholly owned subsidiary of the Company via share exchange arrangement on March 16, 2022.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Chan.
Granful Solutions Limited	One of the directors is Ms. Sau Fong, Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.

Summary of balances with related parties

		As of December 31,
Amounts due to related parties:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$153,317	$3,056
Rich Fame International Limited	(1)	111,090	104,231
Top Star E-Commerce Logistics Limited	(1)	205,127	—
Total		$469,534	$107,287

		As of December 31,
Amount due from a related party:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(2)	$117,327	$—
Total		$117,327	$—

Notes:

(1)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(2)	General and administrative expenses paid by the Company on behalf of the related parties. Amounts due from related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

Summary of related party transaction

A summary of trade transactions with related parties for years ended December 31, 2022, 2023 and 2024 are listed below:

	For the years ended December 31,
Services fee income from related parties:	2022	2023	2024
Granful Solutions Limited	$558,427	$—	$—
Profit Sail International Express (SZX) Company Limited	525,372	346,705	260,046
Top Star E-Commerce Logistics Limited	5,615	—	—
Total	$1,089,414	$346,705	$260,046

The amounts for the years ended December 31, 2022, 2023 and 2024 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the years ended December 31,
Freight charges and other handling charges charged by related parties:	2022	2023	2024
Profit Sail International Express (SZX) Company Limited	$3,267,048	$706,432	$1,699,760
Granful Solutions Limited	694	—	—
Top Star E-Commerce Logistics Limited	2,169,132	4,316,065	492,052
Total	$5,436,874	$5,022,497	$2,191,830

The amounts for the years ended December 31, 2022, 2023 and 2024 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

		For the years ended December 31,
Other income – management fee income from related parties:	Notes	2022	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$25,962	$25,961	$17,103
Business Great Global Supply Chain Limited	(2)	7,269	—	—
Total		$33,231	$25,961	$17,103

(1)	The amounts for the years ended December 31, 2022, 2023 and 2024 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to the related party.

(2)	The amounts for the years ended December 31, 2022 represented services fee income from provision of management services based on the contractual terms of the related agreement. On January 1, 2018, the Company entered into a management fee agreement with Business Great Global Supply Chain Limited for the provision of management services including administrative, handling and office services, effective from January 1, 2018. The agreement shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to Business Great Global Supply Chain Limited. Business Great Global Supply Chain Limited became a wholly owned subsidiary via a share exchange arrangement on March 16, 2022. The balance was eliminated after acquisition in audited consolidated balance sheets on December 31, 2023 and 2024.

	For the years ended December 31,
IT maintenance fee charged by a related party:	2022	2023	2024
Rich Fame International Limited	$340,128	$359,090	$109,231
Total	$340,128	$359,090	$109,231

The amounts for the years ended December 31, 2022, 2023 and 2024 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and cloud hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The annual information technology services fee was equivalent to approximately $340,128, $359,090 and $109,231 for the years ended December 31, 2022, 2023 and 2024, respectively.

C. Interests of Experts and Counsel

None / Not applicable.

Item 8. Financial Information

8.A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are currently not a party to any pending any material legal or administrative proceedings and are not aware of any events that are likely to lead to any such proceedings. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Dividend Policy

We have not declared or paid any dividends. We do not have any present plan to pay any cash dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

Our holding company rely on dividends paid by our Operating Subsidiaries for its cash requirements, including funds to pay any dividends and other cash distributions to its shareholders, service any debt it may incur and pay its operating expenses. Our holding company’s ability to pay dividends to its shareholders will depend on, among other things, the availability of dividends from our Operating Subsidiaries. Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us.

The holders of Ordinary Shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our board of directors). Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of our lawfully available funds. Under the laws of the Cayman Islands, we may pay a dividend out of either profits or share premium account, provided that in no circumstances may a dividend be paid if this would result in our being unable to pay our debts as they fall due in the ordinary course of business.

Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of the Company’s board of directors and will depend upon such factors as earnings levels, capital requirements, contractual restrictions, the Company’s overall financial condition, available distributable reserves and any other factors deemed relevant by the Company’s board of directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profits (including retained earnings) or share premium, provided that in no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of its business.

Even if the Company’s board of directors decides to pay dividends, the form, frequency and amount will depend upon the Company’s future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Company’s board of directors may deem relevant. In addition, the Company is a holding company and depend on the receipt of dividends and other distributions from its subsidiaries to pay dividends on the Company’s Ordinary Shares. When making recommendations on the timing, amount and form of future dividends, if any, the Company’s board of directors will consider, among other things:

●	the Company’s results of operations and cash flow;

●	the Company’s expected financial performance and working capital needs;

●	the Company’s future prospects;

●	the Company’s capital expenditures and other investment plans;

●	other investment and growth plans;

●	dividend yields of comparable companies globally;

●	restrictions on payment of dividend that may be imposed on us by financing arrangements; and

●	the general economic and business conditions and other factors deemed relevant by our board of directors and statutory restrictions on the payment of dividends.

8.B. Significant Changes

A discussion of significant changes since December 31, 2023 is provided under Item 4 of this Report. Except as disclosed elsewhere in this Report, we have not experienced any significant changes since December 31, 2023.

Item 9. The Offer and Listing

9.A. Offer and listing details

Nasdaq Listing of the Ordinary Shares

The Ordinary Shares listed on Nasdaq are traded under the symbols “PSIG”. Holders of the Ordinary Shares should obtain current market quotations for their securities. There can be no assurance that the Ordinary Shares will remain listed on Nasdaq. If we fail to comply with the Nasdaq listing requirements, the Ordinary Shares could be delisted from Nasdaq. A delisting of the Ordinary Shares will likely affect their liquidity and could inhibit or restrict our ability to raise additional financing.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “PSIG.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Authorized Share Capital

The authorized share capital of the Company is US$50,000 divided into 500,000,000 Shares, 400,000,000 of which shall be Ordinary Shares, US$0.0001 par value per share, and 100,000,000 shares of which shall be Undesignated Shares, US$0.0001 par value per share.

Number and Qualification of Directors

Unless otherwise determined by the Company in general meeting, the number of directors shall be up to seven (7) and the majority of whom shall be independent directors under the Designated Stock Exchange Rules (as defined in the Amended Company Charter), the exact number of directors to be determined from time to time by the board of directors.

A director shall not be required to hold any shares in the Company. A director who is not a shareholder of the Company shall nevertheless be entitled to attend and speak at general meetings.

Appointment/Removal of Directors

The board may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, or the Company may by ordinary resolution, appoint any person to be a director.

A director may be removed from office by the affirmative vote of two-thirds (2/3) of the directors then in office (except with regard to the removal of the chairman, who may be removed from office by the affirmative vote of all directors), or by ordinary resolution (except with regard to the removal of the chairman, who may be removed from office by special resolution), notwithstanding anything in the Amended and Restated Memorandum and Articles of Association or in any agreement between the Company and such director (but without prejudice to any claim for damages under such agreement).

Vacancies on the Board of Directors

A vacancy on the board created by the aforesaid removal of a director may be filled by ordinary resolution or by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting. The notice of any meeting at which a resolution to remove a director shall be proposed or voted upon must contain a statement of the intention to remove that director and such notice must be served on that director not less than ten (10) calendar days before the meeting. Such director is entitled to attend the meeting and be heard on the motion for his removal.

The board may, by the affirmative vote of a simple majority of the remaining directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.

Amendment to Governing Documents

Subject to the Cayman Companies Act, the Company may at any time and from time to time by special resolution alter or amend the Amended and Restated Memorandum and Articles of Association in whole or in part.

Quorum of General Meeting

One or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-half (1/2) of all votes attaching to all shares in issue and entitled to vote at such general meeting present, shall be a quorum for all purposes.

Shareholder Meetings

All general meetings other than annual general meetings shall be called extraordinary general meetings.

The Company may (but shall not be obliged to) in each calendar year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors. At these meetings the report of the directors (if any) shall be presented.

The chairman or the directors (acting by a resolution of the board) may call general meetings, and they shall on a shareholders’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

A shareholders’ requisition is a requisition of shareholders of the Company holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all the issued and outstanding shares that as at the date of the deposit carry the right to vote at general meetings of the Company.

The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

If there are no directors as at the date of the deposit of the shareholders’ requisition, or if the directors do not within twenty-one (21) calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further forty-five (45) calendar days, the requisitionists, or any of them representing more than one-half (1/2) of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three (3) calendar months after the expiration of the said forty-five (45) calendar days.

A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by directors.

Notice of Shareholder Meetings

At least seven (7) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in the Amended and Restated Memorandum and Articles of Association has been given and whether or not the provisions of the Amended and Restated Memorandum and Articles of Association regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all the shareholders (or their proxies) entitled to attend and vote thereat; and

(b)	in the case of an extraordinary general meeting, by holders of two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present at the meeting or, in the case of a corporation or other non-natural person, represented by its duly authorized representative or proxy.

The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

Indemnification, liability insurance of Directors and Officers

To the maximum extent permitted by applicable law, the Company shall indemnify each existing or former secretary, director (including alternate director), and other officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former secretary or officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

Dividends

Subject to any rights and restrictions for the time being attached to any shares, the directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorize payment of the same out of the funds of the Company lawfully available therefor.

Subject to any rights and restrictions for the time being attached to any shares, the Company by ordinary resolution may declare dividends, but no dividend shall exceed the amount recommended by the directors.

Any dividend payable in cash to the holder of shares may be paid in any manner determined by the directors. The directors may determine that a dividend shall be paid wholly or partly by the distribution of specific assets (which may consist of the shares or securities of any other company) and may settle all questions concerning such distribution.

Subject to any rights and restrictions for the time being attached to any shares, all dividends shall be declared and paid according to the amounts paid up on the shares, but if and for so long as nothing is paid up on any of the shares dividends may be declared and paid according to the par value of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of the Amended and Restated Memorandum and Articles of Association as paid on the share.

No dividend shall bear interest against the Company. Any dividend unclaimed after a period of six calendar years from the date of declaration of such dividend may be forfeited by the board of directors and, if so forfeited, shall revert to the Company.

Winding up

If the Company shall be wound up the liquidator may, with the sanction of a special resolution of the Company and any other sanction required by the Cayman Companies Act, divide amongst the shareholders of the Company in species or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for that purpose value any assets and, subject to the provisions of Amended and Restated Memorandum and Articles of Association, determine how the division shall be carried out as between the shareholders of the Company or different classes of shareholders of the Company. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the shareholders of the Company as the liquidator, with the like sanction, shall think fit, but so that no shareholder of the Company shall be compelled to accept any asset upon which there is a liability.

If the Company shall be wound up, and the assets available for distribution amongst the shareholders of the Company shall be insufficient to repay the whole of the share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders of the Company in proportion to the par value of the shares held by them. If in a winding up the assets available for distribution amongst the shareholders of the Company shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst the shareholders of the Company in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. This article is without prejudice to the rights of the holders of shares issued upon special terms and conditions.

Exclusive Jurisdiction and Forum

Without limiting the jurisdiction of the courts of the Cayman Islands to hear, settle and/or determine disputes related to the Company, the courts of the Cayman Islands shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or these Articles including but not limited to any purchase or acquisition of shares, security or guarantee provided in consideration thereof, or (iv) any action asserting a claim against the Company which if brought in the United States of America would be a claim arising under the internal affairs doctrine (as such concept is recognized under the laws of the United States from time to time).

Unless the Company consents in writing to the selection of an alternative forum, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall be the exclusive forum within the United States for the resolution of any complaint asserting a cause of action arising out of or relating in any way to the federal securities laws of the United States, regardless of whether such legal suit, action, or proceeding also involves parties other than the Company.

10.C. Material contracts

Other than contracts entered into in the ordinary course of business, We have not entered into any material contracts other than in the ordinary course of business, and other than those described in “Item 4. Information on the Company—A. History and Development of the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this Annual Report, the following contract summarized below are the material contracts that the Company has been a party to for the two years preceding the publication of this Annual Report.

Agreements for the Sale and Purchase of Office Premises and Motor Vehicle Parking Spaces

On March 26, 2025, Profit Sail Int’l Express (H.K.) Limited, our operating subsidiary, entered into several preliminary agreements for the sale and purchase with First Commercial Centre Company Limited (“the Seller”) regarding several office premises and motor vehicle parking spaces located in First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong. The formal agreements were entered into on April 7, 2025. Key terms as follows:

Properties	Seller	Payment Schedule		Completion Date	Total Consideration	Date of Formal Agreement
Office Space No.1 on 17th Floor of First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong	First Commercial Centre Company Limited	1.	Deposit on March 26, 2025 of HK$969,500	On or before November 18, 2025	HK$ 19,390,000 (Approximately US$2,485,897)	April 7, 2025

		2.	A further deposit on April 7, 2025 of HK$969,500

		3.	A part payment on or before May 12, 2025 of HK$969,500

		4.	A further part payment on or before July 11, 2025 of HK$969,500

		5.	The balance of purchase price on or before November 18, 2025 of HK$15,512,000

Office Space No.3 on 17th Floor of First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong	First Commercial Centre Company Limited	1.	Deposit on March 26, 2025 of HK$980,000	On or before November 18, 2025	HK$ 19,600,000 (Approximately US$2,512,820)	April 7, 2025

		2.	A further deposit on April 7, 2025 of HK$980,000

		3.	A part payment on or before May 12, 2025 of HK$980,000

		4.	A further part payment on or before July 11, 2025 of HK$980,000

		5.	The balance of purchase price on or before November 18, 2025 of HK$15,680,000

Motor Vehicle Parking Space No.F89, B2/F in First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong	First Commercial Centre Company Limited	1.	Deposit on March 26, 2025 of HK$100,000	On or before November 18, 2025	HK$ 2,000,000 (Approximately US$256,410)	April 7, 2025

		2.	A further deposit on April 7, 2025 of HK$100,000

		3.	A part payment on or before May 12, 2025 of HK$100,000

		4.	A further part payment on or before July 11, 2025 of HK$100,000

		5.	The balance of purchase price on or before November 18, 2025 of HK$1,600,000

Motor Vehicle Parking Space No.F90, B2/F in First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong	First Commercial Centre Company Limited	1.	Deposit on March 26, 2025 of HK$100,000	On or before November 18, 2025	HK$ 2,000,000 (Approximately US$256,410)	April 7, 2025

		2.	A further deposit on April 7, 2025 of HK$100,000

		3.	A part payment on or before May 12, 2025 of HK$100,000

		4.	A further part payment on or before July 11, 2025 of HK$100,000

		5.	The balance of purchase price on or before November 18, 2025 of HK$1,600,000

10.D. Exchange controls

There is currently no restriction or limitation under the laws of Hong Kong on the conversion of Hong Kong dollars into foreign currencies and the transfer of currencies out of Hong Kong. The foreign currency regulations of Mainland China do not currently have any material impact on the transfer of cash between our Company and our Hong Kong Operating Subsidiaries. However, the PRC government may impose controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, there is a possibility that certain PRC laws and regulations, including existing laws and regulations and those enacted or promulgated in the future were to become applicable to our Hong Kong Operating Subsidiaries in the future, and the PRC government may prevent our cash maintained in Hong Kong from leaving or restrict the deployment of the cash into our business or for the payment of dividends in the future. See “Item 3. Key Information-Risks related to our Corporate Structure-We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” for more information. Although the exchange rate between the Hong Kong dollar to the U.S. dollar has been pegged since 1983, we cannot assure you that this policy will not be changed in the future. See “-D. Risk Factors-Risks related to our business and industry-We may be affected by the currency peg system in Hong Kong.”

There are no limitations on the abilities of the Company to transfer cash to or from our Operating Subsidiaries or to investors. The Company is permitted under the laws of Cayman Islands to provide funding to our Operating Subsidiaries in Hong Kong through loans or capital contributions without restrictions on the amount of the funds. Our Operating Subsidiaries are also permitted under the laws of Hong Kong to provide funding to the Company, through dividend distributions or payments, without restrictions on the amount of the funds. According to the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), a company may only make a distribution out of profits available for distribution. Therefore, if our Operating Subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. See “Item 3. Key Information-Risks related to our Corporate Structure-We rely on dividends and other distributions on equity paid by the Operating Subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of the Operating Subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” for more information.

10.E. Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by a U.S. Holder (as defined below) that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service, or the IRS, with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of our Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	individual retirement accounts or other tax-deferred accounts;

●	persons liable for alternative minimum tax;

●	persons who acquire their Ordinary Shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	persons that actually or constructively own 10% or more of our Ordinary Shares (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the Ordinary Shares through such entities,

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

●	If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the United States for federal income tax purposes if he or she meets either the “Green Card Test” or the “Substantial Presence Test” described as follows:

Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immigrant. You generally have this status if the U.S. Citizenship and Immigration Services issued you an alien registration card, Form I-551, also known as a “green card.”

Substantial Presence Test: If an alien is present in the United States on at least 31 days of the current calendar year, he or she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his or her days in the United States in the immediately preceding year; plus

3.	One-sixth of his or her days in the United States in the second preceding year.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income, or the asset test. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. The company’s goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by the company in each category. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of our Ordinary Shares immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore, fluctuations in the market price of our Ordinary Shares may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this Offering. Under circumstances where our revenues from activities that produce passive income significantly increases relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds our Ordinary Shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds our Ordinary Shares unless, in such case, we cease to be treated as a PFIC and such U.S. Holder makes a “purging election”.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on our Ordinary Shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder. To the extent that the amount of the distribution exceeds our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent that the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Dividends received on our Ordinary Shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends-received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) our Ordinary Shares on which the dividends are paid are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (i) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. We intend to list the Ordinary Shares on Nasdaq. Provided that this listing is approved, we believe that the Ordinary Shares should generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the Ordinary Shares will continue to be considered readily tradable on an established securities market in later years. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the Ordinary Shares, including the effects of any change in law after the date of this prospectus.

For U.S. foreign tax credit purposes, dividends paid on our Ordinary Shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such Ordinary Shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the Ordinary Shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to United States federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, Ordinary Shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the U.S. Internal Revenue Code with respect to such stock to elect out of the tax treatment discussed above. If a U.S. Holder makes this election with respect to our Ordinary Shares for first taxable year which they hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Ordinary Shares over the fair market value of such Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount of gains previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our Ordinary Shares and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”), on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our Ordinary Shares will be treated as marketable stock upon their listing on Nasdaq. We anticipate that our Ordinary Shares should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the U.S. Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above. Therefore, prospective investors should assume that a qualified electing fund election will not be available.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

Internal Revenue Code Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in Internal Revenue Code Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC (regardless of whether they make a mark-to-market election as described above), the holder must generally file an annual IRS Form 8621. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax. You should consult your tax advisor regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the Internal Revenue Service and possible United States backup withholding at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. In addition, certain U.S. Holders must file a U.S. Internal Revenue Service Form 926 to report the contribution of property (including cash) to a foreign corporation. Failure to report such information could result in substantial penalties.

The foregoing description of reporting requirements is not exhaustive, and you should consult your own tax advisor regarding your obligation to file a Form 8938, Form 926 or other applicable forms as a result of an investment in our Ordinary Shares.

Hong Kong Taxation

The taxation of income and capital gains of holders of Ordinary Shares is subject to the laws and practices of Hong Kong and of jurisdictions in which holders of Ordinary Shares are resident or otherwise subject to tax. The following summary of certain relevant taxation provisions under Hong Kong law is based on current law and practice, is subject to changes therein and does not constitute legal or tax advice. The discussion does not deal with all possible tax consequences relating to an investment in the Ordinary Shares. Accordingly, each prospective investor (particularly those subject to special tax rules, such as banks, dealers, insurance companies, tax-exempt entities and holders of 10% or more of our voting capital stock) should consult its own tax advisor regarding the tax consequences of an investment in the Ordinary Shares. The discussion is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. There is no reciprocal tax treaty in effect between Hong Kong and the United States.

Tax on Dividends

Under the current practices of the Hong Kong Inland Revenue Department, no tax is payable in Hong Kong in respect of dividends paid by us as a company incorporated in British Virgin Islands.

Profits Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of property (such as the Ordinary Shares). Trading gains from the sale of property by persons carrying on a trade, profession or business in Hong Kong where such gains are derived from or arise in Hong Kong from such trade, profession or business will be chargeable to Hong Kong profits tax. According to the Inland Revenue (Amendment) (No. 3) Ordinance 2018, the two-tiered profits tax rates regime is introduced with effect from the year of assessment 2018/19. The profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% for corporations and 7.5% for unincorporated businesses. Assessable profits above HKD2 million will continue to be subject to the rate of 16.5% for corporations and standard rate of 15% for unincorporated businesses. Liability for Hong Kong profits tax may thus arise in respect of trading gains from sales of Ordinary Shares realized by persons carrying on a business or trading or dealing in securities in Hong Kong.

Stamp Duty

Hong Kong stamp duty, currently charged at the rate of 0.13% of the amount of the consideration or of its value on every sold note and every bought note for sale or purchase of any Hong Kong stock (i.e., a total of HKD 2.6 (US$0.3) per HKD 1,000.0 (US$128.2)). In addition, a fixed duty of HKD 5.0 (US$0.6) is currently payable on any instrument of transfer of any Hong Kong stock. If one of the parties to the sale is a non-Hong Kong resident and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any) and the transferee will be liable for payment of such duty. No Hong Kong stamp duty is payable upon the transfer of Ordinary Shares outside Hong Kong.

Estate Duty

The Revenue (Abolition of Estate Duty) Ordinance 2005 came into effect on February 11, 2006 in Hong Kong. No Hong Kong estate duty is payable and no estate duty clearance papers are needed for an application for a grant of representation in respect of holders of Ordinary Shares whose death occurs on or after February 11, 2006.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable, from time to time, on certain instruments.

No stamp duty is payable in the Cayman Islands on transfer of shares of Cayman Islands companies except for those which hold interests in land in the Cayman Islands.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (as amended from time to time), or the Substance Act, together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Under the Substance Act, if a company is considered to be a “relevant entity” and is conducting one or more of the nine “relevant activities” then that company will be required to comply with the economic substance requirements in relation to the relevant activity from 1 July 2019. All companies whether a relevant entity or not is required to file an annual report in the Cayman Islands with the Companies Registry confirming whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

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

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Foreign currency risk

The functional currency of the Group is HK$ and the transactions are mostly denominated in HK$ and United States dollar (“US$”). For transactions or balances denominated in US$ which are reasonably stable with the Hong Kong dollars under the Linked Exchange Rate System, the directors are of the opinion that the Company does not have significant foreign exchange risk, the exposure to fluctuation in exchange rates will only arise from the translations to the presentation currency of the Group.

Concentration of credit risk

Credit risk refers to the risk of financial loss to us arising from default by customers or counterparties of financial instruments on the contract obligations. Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivables. We place the cash and cash equivalents with financial institutions with high credit ratings and quality. We conduct credit evaluations of customers, and generally do not require collateral or other security from our customers. We establish an allowance for expected credit loss primarily based upon various factors surrounding the credit risk of specific customers and general economic conditions. As at 31 December 2024, the Group has concentration of credit risk as 45.4% (2023: 54.2%) of its accounts receivables were due from one (2023: one) largest customer.

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Following the consummation of the Business Combination, we have assumed the Unit Purchase Option (as defined below) that AIB sold to Maxim Group LLC, for $100, which consists of an option to purchase up to a total of 431,250 Option Units (as defined below) exercisable, in whole or in part, at $11.00 per unit, commencing on the consummation of the Business Combination (the “Unit Purchase Option”). The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from January 18, 2022. Upon exercise, each unit (the “Option Unit”) contains one Ordinary Share and one right. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-tenth (1/10) of an Ordinary Share upon the consummation of the Business Combination.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control over Financial Reporting

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources with which to address out internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the preparation of our consolidated financial statements as included in this annual report, we identified one material weakness in our internal control over financial reporting as of December 31, 2024. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP and our lack of internal audit function to establish formal risk assessment process and internal control framework. The material weakness, if not remediated timely, may lead to material misstatements in its consolidated financial statements in the future. Prior to preparing for the Business Combination, neither we nor our independent registered public accounting firm had undertaken a comprehensive assessment of our internal control for purposes of identifying and reporting the material weakness and other control deficiencies in our internal control over financial reporting. Had we performed a formal assessment of internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remediate our identified material weaknesses, we plan to take measures to improve our internal control over financial reporting, including (i) engaging and recruiting qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function and establishing a comprehensive policy and procedure manual; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, and (iii) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to our Business and Industry— We have identified a material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.”

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report by our independent registered public accounting firm. For as long as we are an “emerging growth company” under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved

Not applicable.

Item 16A. Audit Committee Financial Expert

The Company’s audit committee consists of Yong Yao, Lai Ping Chan, and Zijian Tong. Yong Yao is the chairperson of the Company’s audit committee. Each of Yong Yao, Lai Ping Chan, and Zijian Tong satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

Item 16B. Code of Ethics

Our board of directors adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. The code applies to all directors, officers, employees and extended workforce, including the Chairperson and Chief Executive Officer and Chief Financial Officer. A copy of our Code of Business Conduct and Ethics is available on our website at https://ir.psi-groups.com/corporate-governance.

Item 16C. Principal Accountant Fees and Services

WWC, P.C. acted as the independent auditor of the Company for the years ended December 31, 2022, 2023, 2024.

Audit services provided by WWC, P.C.for fiscal years ended December 31, 2024, 2023, and 2022 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees	150,000	248,000	320,000
Total	150,000	248,000	320,000

Audit Fees — Include the aggregate fees for professional services rendered in connection with the annual audit of the Company’s financial statements and the review of the Company’s interim financial statements, as well as fees for services that generally only the independent registered public accounting firm can be reasonably expected to provide, including comfort letters, consents, and review of registration statements filed with the SEC.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

We are a “foreign private issuer,” as defined in the Exchange Act. Nasdaq market rules permit a foreign private issuer like us to follow the corporate governance practices of our home country, the Cayman Islands, in lieu of the corporate governance standards of Nasdaq applicable to U.S. domestic companies. Certain corporate governance practices in the Cayman Islands may differ significantly from Nasdaq corporate governance listing standards applicable to domestic U.S. companies.

For example, among other things, we are not required to: (1) have a majority-independent board of directors; (2) have a compensation committee consisting of independent directors; (3) have a nominating committee consisting of independent directors; (4) have regularly scheduled executive sessions with only independent directors each year; or (5) obtain shareholder approval prior to the issuance of additional circumstances in accordance with Rule 5635 of the Nasdaq Stock Market Rules.

Currently, we plan to rely on certain exemptions offered to foreign private issuers under Nasdaq Stock Market Rules, including not having the compensation committee and nominating committee consists of only independent directors, and the requirement to receive shareholder approval prior to the issuance of additional shares in certain circumstances. We may also follow the home country practice for certain other corporate governance practices in the future, which may differ from the requirements of the Nasdaq corporate governance listing standards.

As a foreign private issuer, we are also subject to reduced disclosure requirements and are exempt from certain provisions of the U.S. securities rules and regulations applicable to U.S. domestic issuers such as the rules regulating solicitation of proxies and certain insider reporting and short-swing profit rules. We may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company, effective on July 16, 2024 (incorporated by reference to Exhibit 3.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
2.1	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
2.2	Rights Agreement dated January 18, 2022, between AIB Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
2.3*	Description of Securities
4.1	Registration Rights Agreement, dated January 18, 2022, by and among AIB and certain security holders (incorporated by reference to Exhibit 10.6 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.2	Private Placement Unit Purchase Agreement, dated January 18, 2022, by and between AIB and Maxim (incorporated by reference to Exhibit 10.7 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.3	Private Placement Unit Purchase Agreement, dated January 18, 2022, by and between AIB and AIB LLC (incorporated by reference to Exhibit 10.8 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.4	Unit Purchase Option, dated January 21, 2022, issued by AIB to Maxim Partners LLC (incorporated by reference to Exhibit 10.9 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.5	Administrative Support Agreement, dated January 18, 2022, by and between AIB and the Sponsor (incorporated by reference to Exhibit 10.10 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.6	Form of Lock-Up Agreement, dated as of December 27, 2023, by and among the Company, AIB LLC, PSI, AIB, and shareholders of PSI (incorporated by reference to Exhibit 10.15 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.7	Form of Shareholder Support Agreement, dated as of December 27, 2023, by and among the Company, PSI, certain shareholders of PSI, AIB, certain shareholders of AIB, and AIB LLC (incorporated by reference to Exhibit 10.16 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.8	Form of Registration Rights Agreement, dated as of December 27, 2023, by and among the Company, AIB, and certain investors of AIB and PSI (incorporated by reference to Exhibit 10.17 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.9	Share Escrow Agreement, dated as of July 16, 2024, by and among the Company, Sponsor, and Continental Stock Transfer & Trust Company as Escrow Agent (incorporated by reference to Exhibit 3.8 to Shell Company Report on Form 20-F (File No. 001-42182) filed with the SEC on July 24, 2024)
4.10	Employment Agreement by and between the Company and Hang Tat Gabriel Chan, dated December 31,2024 (incorporated by reference to Exhibit 10.1 on Company’s Form 6-K, filed with the SEC on December 31, 2024)

4.11#	Business Combination Agreement, among the Company, PSI, AIB, Sponsor, PSI Merger Sub I, and PSI Merger Sub II, dated December 27, 2023 (incorporated by reference to Exhibit 2.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.12	Plan of Second Merger (incorporated by reference to Exhibit 2.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.13	2024 Share Incentive Plan of the Company (incorporated by reference to Exhibit 10.19 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.14	Form of Indemnification Agreement between the Company and each executive officer and director of the Company (incorporated herein by reference to Exhibit 10.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.15	Form of Employment Agreement between the Company and each executive officer of the Company (incorporated herein by reference to Exhibit 10.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.16	Form of Director Agreement between Registrant and each director of the Company (incorporated herein by reference to Exhibit 10.3 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.17*	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of Office Space No.1 on 17th Floor of First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong, dated April 7, 2025.
4.18*	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of Office Space No.2 on 17th Floor of First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong, dated April 7, 2025.
4.19*	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of Motor Vehicle Parking Space No.1 in First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong, dated April 7, 2025.
4.20*	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of Motor Vehicle Parking Space No.2 in First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong, dated April 7, 2025.
4.21	Rights Agreement dated January 18, 2022, between AIB Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
8.1*	List of Subsidiaries of the Company
11.1	Code of Business Conduct and Ethics of the Company, effective on July 18, 2024 (incorporated herein by reference to Exhibit 99.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial and Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer and Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C., as the independent registered accounting firm for PS International Group Ltd.
97.1*	Executive Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

#	Schedules and annexes have been omitted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
	Name:	Yee Kit Chan
	Title:	Chairman of the Board and Director

Date: April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of

PS International Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PS International Group Ltd. and its subsidiaries (collectively the “Company”) as of December 31, 2023 and 2024, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

San Mateo, California

April 30, 2025

We have served as the Company’s auditor since November 17, 2021.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2024
(IN U.S. DOLLARS)

	December 31, 2023	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$10,769,662	$8,164,080
Restricted cash	2,931,357	2,192,015
Accounts receivable, net	20,136,692	12,802,626
Accounts receivable – related parties	11,885	112,188
Contract assets, net	984,135	1,057,671
Amount due from a related party, net	117,327	—
Prepayments and other current assets, net	91,749	67,822
Total current assets	$35,042,807	$24,396,402

Non-current assets
Property, plant and equipment, net	184,903	127,386
Right-of-use assets	59,245	130,134
Total non-current assets	$244,148	$257,520
TOTAL ASSETS	$35,286,955	$24,653,922

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED BALANCE SHEETS — (Continued)
AS OF DECEMBER 31, 2023 AND 2024
(IN U.S. DOLLARS)

	December 31, 2023	December 31, 2024
Current Liabilities
Accounts payable	18,171,694	11,307,340
Accounts payable – related parties	474,161	221,098
Contract liabilities	4,015	1,525
Other payables and accrued liabilities	851,012	445,333
Provisions for compensation and penalty	1,574,240	1,574,240
Tax payables	737,196	17,465
Lease liabilities – current	47,689	101,947
Amounts due to related parties	469,534	107,287
Dividend payables	28,154	54,821
Total current liabilities	$22,357,695	$13,831,056

Non-current liability
Lease liabilities – non-current	17,227	29,378
Total non-current liability	$17,227	$29,378
TOTAL LIABILITIES	$22,374,922	$13,860,434

COMMITMENTS AND CONTINGENCIES

EQUITY
Ordinary shares, par value $0.0001 per share, 500,000,000 shares authorized; 20,000,000 and 25,976,936 issued and outstanding as of December 31, 2023 and 2024, respectively*	2,000	2,598
Additional paid-in capital*	7,875,540	10,575,529
Retained earnings	4,960,116	133,277
Accumulated other comprehensive loss	(41,439)	(41,439)
Total shareholders’ equity	$12,796,217	$10,669,965
Non-controlling interest	115,816	123,523
TOTAL EQUITY	$12,912,033	$10,793,488
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$35,286,955	$24,653,922

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
REVENUES	$96,216,113	$139,673,764	$86,906,423
REVENUES – RELATED PARTIES	1,089,414	346,705	260,046
TOTAL REVENUE	97,305,527	140,020,469	87,166,469

COST OF REVENUE	83,568,889	122,245,091	81,442,707
COST OF REVENUE – RELATED PARTIES	5,436,874	5,022,497	2,191,830
TOTAL COST OF REVENUE	89,005,763	127,267,588	83,634,537

GROSS PROFIT	8,299,764	12,752,881	3,531,932

Provisions for compensation and penalty	(328,615)	(1,245,625)	—
Impairment of goodwill	(294,151)	—	—
General and administrative expenses	(4,732,811)	(5,526,360)	(8,804,171)
Total operating expenses	$(5,355,577)	$(6,771,985)	$(8,804,171)

INCOME (LOSS) FROM OPERATIONS	$2,944,187	$5,980,896	$(5,272,239)

OTHER INCOME (EXPENSE)
Bank interest income	38,779	79,207	66,101
Interest expense	(7,699)	(1,291)	—
Other income	256,022	143,340	37,426
Other expenses	(95,842)	(208,232)	(9,104)
Total other income, net	191,260	13,024	94,423

INCOME (LOSS) BEFORE INCOME TAX	$3,135,447	$5,993,920	$(5,177,816)
INCOME TAX (EXPENSE) BENEFIT	(688,345)	(1,381,729)	358,684
NET INCOME (LOSS)	$2,447,102	$4,612,191	$(4,819,132)
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	21,898	34,785	7,707
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY	$2,425,204	$4,577,406	$(4,826,839)

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
OTHER COMPREHENSIVE LOSS:
Foreign currency translation adjustment	(3,186)	—	—
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY	$2,422,018	$4,577,406	$(4,826,839)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING*:
Basic and diluted	20,000,000	20,000,000	22,379,478
NET INCOME (LOSS) PER ORDINARY SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY:
Basic and diluted	$0.12	$0.23	$(0.22)

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	Number of Shares*	Ordinary Shares*	Additional Paid-in Capital*	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity	Non- Controlling Interest	Total Equity
Balance as of December 31, 2021 (as previously reported)	155,969	16	5,826,358	1,921,718	(38,253)	7,709,839	15,189	7,725,028
Retroactive application of recapitalization	15,440,931	1,544	(1,544)	—	—	—	—	—
Balance as of December 31, 2021 (effect of recapitalization)	15,596,900	1,560	5,824,814	1,921,718	(38,253)	7,709,839	15,189	7,725,028
Adjustments arising from group reorganization	4,403,100	440	2,050,726	—	—	2,051,166	46,611	2,097,777
Net income	—	—	—	2,425,204	—	2,425,204	21,898	2,447,102
Foreign currency translation adjustment	—	—	—	—	(3,186)	(3,186)	—	(3,186)
Balance as of December 31, 2022	20,000,000	2,000	7,875,540	4,346,922	(41,439)	12,183,023	83,698	12,266,721

Balance as of December 31, 2022 (as previously reported)	200,000	20	7,877,520	4,346,922	(41,439)	12,183,023	83,698	12,266,721
Retroactive application of recapitalization	19,800,000	1,980	(1,980)	—	—	—	—	—
Balance as of December 31, 2022 (effect of recapitalization)	20,000,000	2,000	7,875,540	4,346,922	(41,439)	12,183,023	83,698	12,266,721
Net income	—	—	—	4,577,406	—	4,577,406	34,785	4,612,191
Dividends	—	—	—	(3,964,212)	—	(3,964,212)	(2,667)	(3,966,879)
Balance as of December 31, 2023	20,000,000	2,000	7,875,540	4,960,116	(41,439)	12,796,217	115,816	12,912,033

Balance as of December 31, 2023 (as previously reported)	200,000	20	7,877,520	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Retroactive application of recapitalization	19,800,000	1,980	(1,980)	—	—	—	—	—
Balance as of December 31, 2023 (effect of recapitalization)	20,000,000	2,000	7,875,540	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Net loss	—	—	—	(4,826,839)	—	(4,826,839)	7,707	(4,819,132)
Issuance of shares upon recapitalization	3,581,061	359	(6,376,550)	—	—	(6,376,191)	—	(6,376,191)
Issuance of shares for services provided	701,875	70	5,018,680	—	—	5,018,750	—	5,018,750
Share issuance cost	—	—	(1,544,522)	—	—	(1,544,522)	—	(1,544,522)
Share-based compensation	—	—	5,819,773	—	—	5,819,773	—	5,819,773
Exercise of stock options	1,694,000	169	16,771	—	—	16,940	—	16,940
Forfeiture of stock options	—	—	(234,163)	—	—	(234,163)	—	(234,163)
Balance as of December 31, 2024	25,976,936	2,598	10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488

*	The share data has been retroactively restated to reflect the current capital structure of the Company.

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$2,447,102	$4,612,191	$(4,819,132)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	192,259	164,419	57,517
Gain on early termination of leases	(9,041)	—	—
Depreciation of right-of-use assets	310,741	105,340	97,789
Impairment of goodwill	294,151	—	—
Provisions for compensation and penalty	328,615	1,245,625	—
Share-based compensation expenses	—	—	5,585,610
(Reversal of) Provision for credit losses, net	(514,781)	56,557	(85,152)
Changes in operating assets and liabilities:
Decrease (Increase) in:
Accounts receivable	10,354,792	(9,097,664)	7,418,372
Accounts receivable – related parties	(7,898)	8,101	(100,303)
Contract assets	377,802	(26,833)	(73,506)
Amounts due from related parties	1,340,647	766,111	118,275
Other current assets	472,249	106,898	23,795
Tax recoverable	(2,033,861)	2,033,861	—
(Decrease) Increase in:
Accounts payable	(3,787,548)	6,799,732	(6,864,354)
Accounts payable – related parties	(4,471,225)	(54,879)	(253,063)
Amounts due to related parties	(1,961,994)	(87,989)	(362,247)
Tax payables	(2,146,293)	737,196	(719,731)
Other payables and accrued liabilities	187,313	85,069	(1,763,120)
Contract liabilities	(102,430)	(2,529)	(2,490)
Lease liabilities	(319,228)	(114,636)	(102,269)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$951,372	$7,336,570	$(1,844,009)

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	$(16,274)	$(1,549)	$—
(Increase) Decrease in restricted cash with maturity of more than three months when acquired	(2,949,435)	2,230,607	718,828
Acquisition of a subsidiary	16,744	—	—
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITES	$(2,948,965)	$2,229,058	$718,828

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	$(117,359)	$(3,966,879)	$—
Share issuance costs	—	—	(1,544,522)
Proceeds from exercise of stock options	—	—	16,940
Expiry of unpresented check for dividend paid to shareholders in prior years	—	—	26,667
Repayments to directors	(804,888)	—	—
Repayments of bank loans	(256,336)	(130,927)	—
NET CASH USED IN FINANCING ACTIVITES	$(1,178,583)	$(4,097,806)	$(1,500,915)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$(3,176,176)	$5,467,822	$(2,626,096)
Effect of exchange rate changes	(3,186)	—	—
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	10,693,731	7,514,369	12,982,191
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$7,514,369	$12,982,191	$10,356,095

Cash and cash equivalents at end of year	7,385,577	10,769,662	8,164,080
Restricted cash at end of year	3,078,227	2,931,357	2,192,015
Restricted cash with maturity of three months or more when acquired at end of year	(2,949,435)	(718,828)	—
Total cash and cash equivalents and restricted cash shown in the audited consolidated statements of cash flows	$7,514,369	$12,982,191	$10,356,095

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024
(IN U.S. DOLLARS)

	For the years ended December 31,
	2022	2023	2024
Supplemental disclosure of cash flow information
Interest received	38,779	79,207	66,101
Interest paid	(7,699)	(1,291)	—
Income tax refunded	25,588	1,389,328	—
Income tax paid	(4,894,087)	—	(361,047)

Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	—	168,678
Deemed distribution to AIB’s shareholders in reverse recapitalization	—	—	6,376,191
Issuance of ordinary shares of the Company for services provided	—	—	5,018,750
Fair value of issued shares for acquisition of subsidiary	2,097,777	—	—

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Organization

PS International Group Ltd. (the “Company”) was incorporated under the laws of the Cayman Islands on September 12, 2023. PSI is a company formed for the purposes of consolidating a group of operating business in the freight and logistics industry under one parent to maximize operational and financial synergies. The Company is a holding company and conducts its businesses primarily through its subsidiaries. In these audited consolidated financial statements, where appropriate, the term “Company” also refer to its subsidiaries as a whole. The Company provides logistics and freight handling services.

Profit Sail Int’l Express (H.K.) Limited (“PSIHK”) and Business Great Global Supply Chain Limited (“BGG”), incorporated under laws of Hong Kong and commenced its operations on May 27, 1993 and November 11, 2016, respectively, are the major business component of the Company. PSIHK and BGG are engaged in the provision of logistics and freight handling services. The Company holds a 99.2% equity interest in PSIHK, with the remaining 0.8% interest accounted for as a non-controlling interest. The Company holds 100% equity interest in BGG.

Business Combination

On July 18, 2024 (the “Closing Date”), the Company consummated the previously announced business combination pursuant to the Business Combination Agreement, dated December 27, 2023 (the “Business Combination Agreement”), by and among (i) the Company, (ii) AIB Acquisition Corporation, a Cayman Islands exempted company (“AIB”), (iii) PSI Group Holdings Ltd, a Cayman Islands exempted company (“PSI”), (iv) AIB LLC, a Delaware limited liability company (the “Sponsor”), (v) PSI Merger Sub I Limited, a Cayman Islands exempted company (“PSI Merger Sub I”), and (vi) PSI Merger Sub II Limited, a Cayman Islands exempted company (“PSI Merger Sub II”).

Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive ordinary shares of the Company, and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers” or “Business Combination”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

As a result of the Mergers, (a) each of the ordinary shares of PSI that were issued and outstanding immediately prior to the effective time of the First Merger was cancelled and converted into (i) the right to receive 90% of such number of ordinary shares of the Company equal to the Exchange Ratio, and (ii) the contingent right to receive 10% of such number of ordinary shares of the Company equal to the Exchange Ratio in accordance with the Business Combination Agreement and an Escrow Agreement, dated July 16, 2024, by and between the Company, the Sponsor and Continental Stock Transfer & Trust Company, as escrow agent. Each ordinary share of AIB that was issued and outstanding immediately prior to the effective time of the Second Merger was cancelled and converted automatically into the right to receive one ordinary share of the Company. Each issued and outstanding right to receive one-tenth (1/10) of one Class A ordinary share of AIB upon the completion of the Business Combination (“AIB Right”) was automatically converted into one-tenth of one ordinary share of the Company, provided that the Company did not issue fractional shares in exchange for the AIB Rights. As used herein, the “Exchange Ratio” equals to 100.

In connection with the Business Combination, there were 431,250 unit purchase options held by Maxim Partners LLC, which can be exercised until January 17, 2027, at an exercise price of $11 per unit. As of December 31, 2024, none of the unit purchase options have been exercised. The fair value of the unit purchase options was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 15.39%, (2) risk-free interest rate of 4.36%, (3) time to expiration of 2.5 years, (4) exercise price of $11 per unit and (5) share price of $3.41 per unit as of the grant date. Due to the market conditions of the Company’s share prices, the fair value of the unit purchase options was not material to the consolidated financial statements for the years presented.

On July 19, 2024, ordinary shares of the Company commenced trading on The Nasdaq Capital Market under the symbol “PSIG.”

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(a) Organization (cont.)

PSI was deemed the accounting acquirer in the Business Combination based on an analysis of the criteria outlined in Accounting Standards Codification (“ASC”) 805. This determination was primarily based on PSI’s stockholders prior to the Business Combination having a majority of the voting interests in the combined company, PSI’s operations comprising the ongoing operations of the combined company, and PSI’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of PSI’s issuing stock for the net liabilities of AIB, accompanied by a recapitalization. The net liabilities of AIB are stated at historical cost, with no goodwill or other intangible assets recorded.

While the Company was the legal acquirer in the Business Combination, because PSI was deemed the accounting acquirer, the historical financial statements of PSI became the historical financial statements of the combined company upon the consummation of the Business Combination. As a result, the financial statements included in this report reflect (i) the historical operating results of PSI prior to the Business Combination; (ii) the combined results of the Company and PSI following the closing of the Business Combination; (iii) the assets and liabilities of PSI at their historical cost; and (iv) the Company’s equity structure before and after the Business Combination.

In accordance with applicable guidance, the equity structure has been restated in all comparative periods to reflect the number of shares of the Company’s common shares, issued to PSI’s shareholders in connection with the First Merger. As such, the shares and corresponding capital amounts and earning related to PSI’s ordinary shares prior to the Business Combination have been restated as shares reflecting the Exchange Ratio established in the Business Combination Agreement. See Note 16 for more information.

(b) Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conducts its operations through PSIHK and BGG (collectively the “Operating Subsidiaries”) in Hong Kong.

The Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirement of the customers.

Generally, the Company’s services are divided into air freight forwarding services and ocean freight forwarding services.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

The accompanying audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The audited consolidated financial statements include the financial statements of the Company and its majority-owned subsidiaries. All significant inter-company transactions and balances between the Company and its subsidiaries are eliminated upon consolidation.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates

The preparation of the audited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. Significant estimates for the years ended December 31, 2023 and 2024, include valuation and recognition of share-based compensation.

Foreign currency

The Company’s reporting currency is United Sates dollars (“US$” or “$”). The functional currency of the Company and all the other subsidiaries is $ or Hong Kong Dollar (“HKD”).

The audited consolidated financial statements of the Company are translated from the functional currency into $. Assets and liabilities denominated in HKD are translated into $ using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into $ at the appropriate historical rates. Revenues, expenses, gains and losses are translated into $ at the average rates of exchange for the year. The resulting foreign currency translation adjustments are recorded in accumulated other comprehensive loss as a component of shareholders’ equity. The following table shows the $ to HKD exchange rates used for translation of HKD-functional subsidiaries:

	For the years ended December 31,
	2022	2023	2024
Year end $: HKD exchange rate	7.8000	7.8000	7.8000
Year average $: HKD exchange rate	7.8000	7.8000	7.8000

Foreign currency transaction gains and losses are a result of the effect of exchange rate changes on transactions denominated in currencies other than the functional currency of the respective subsidiary. Foreign currency denominated financial assets and liabilities are re-measured at the balance sheet date exchange rate. Exchange gains and losses resulting from those foreign currency transactions denominated in a currency other than the functional currency are recorded in the audited consolidated statements of operations and comprehensive income (loss).

Cash and cash equivalents

For financial reporting purposes, the Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company maintains no bank account in the United States of America. The Company maintains its bank accounts in Hong Kong Special Administrative Region (“Hong Kong”).

Restricted cash

Restricted cash represents amounts held by banks as security for banking facilities and therefore is not available for the Company’s use until such time as the banking facilities have been fulfilled or expired. Other than the letter of guarantee of $384,615 (2023: $461,538) for operation, none of the banking facilities were utilized as of December 31, 2023 and 2024.

Fair value of financial instruments

The Company applies the provisions of ASC 820, Fair Value Measurements and Disclosures, to the financial instruments that are required to be carried at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. The Company uses a three-tier fair value hierarchy based upon observable and non-observable inputs that prioritizes the information used to develop its assumptions regarding fair value. Fair value measurements are separately disclosed by level within the fair value hierarchy.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of financial instruments (cont.)

●	Level 1 — defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

●	Level 2 — defined as inputs other than quoted prices in active markets, that are either directly or indirectly observable; and

●	Level 3 — defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due from/to related parties.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, other current assets, contract assets, accounts payable, other payables and accrued liabilities, dividend payables and amounts due from/to related parties approximate fair value because of the short-term nature of these items.

Business combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired and liabilities assumed acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. When determining the fair values of assets acquired and liabilities assumed, management makes significant estimates and assumptions.

Goodwill

Goodwill represents the excess of the cost of acquired businesses over the net of the fair value of identifiable tangible assets and identifiable intangible assets purchased and liabilities assumed.

Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Goodwill of $294,151 was fully impaired for the year ended December 31, 2022.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable

Accounts receivable are measured at amortized cost less an allowance for expected credit loss as needed..  The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables from customers. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. In evaluating the expected credit loss, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If allowance for expected credit losses are to be provided for, or written off, they would be recognized in the audited consolidated statements of operations and comprehensive income (loss) within operating expenses. Balance of allowance for expected credit losses was $107,758 and $80,056 as of December 31, 2023 and 2024, respectively.

Expected credit loss

ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments requires entities to use a current lifetime expected credit loss methodology to measure impairments of certain financial assets. Using this methodology will result in earlier recognition of losses. There are other provisions within the standard that affect how impairments of other financial assets may be recorded and presented, and that expand disclosures.

Property, plant and equipment, net

Property, plant, and equipment, net are stated at cost less accumulated depreciation, and include expenditure that substantially increases the useful lives of existing assets. Expenditures for repairs and maintenance, which do not extend the useful life of the assets, are expensed as incurred, whereas significant renewals and betterments are capitalized.

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Leasehold improvements	life of lease
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 to 10 years
Furniture and fixture	5 years

When assets are sold or retired, their costs and accumulated depreciation are eliminated from the audited consolidated financial statements and any gain or loss resulting from their disposal is recognized in the period of disposition as an element of other income.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Impairment of long-lived assets

Long-lived assets are evaluated for impairment periodically whenever events or changes in circumstances indicate that their related carrying amounts may not be recoverable in accordance with ASC 360, Property, Plant and Equipment.

In evaluating long-lived assets for recoverability, the Company uses its best estimate of future cash flows expected to result from the use of the asset and eventual disposition in accordance with ASC 360-10-15. To the extent that estimated future, undiscounted cash inflows attributable to the asset, less estimated future, undiscounted cash outflows, are less than the carrying amount, an impairment loss is recognized in an amount equal to the difference between the carrying value of such asset and its fair value. Assets to be disposed of and for which there is a committed plan of disposal, whether through sale or abandonment, are reported at the lower of carrying value or fair value less costs to sell.

There was no impairment loss recognized for the years ended December 31, 2022, 2023 and 2024.

Leases

ASC 842 generally requires lessees to recognize operating and finance lease liabilities and corresponding right-of-use (“ROU”) assets on the audited consolidated balance sheets and to provide disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. Leases that transfer substantially all of the benefits and risks incidental to the ownership of assets are accounted for as finance leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease ROU assets, current liabilities and long-term operating lease liabilities in the audited consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For leases that do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company uses the implicit rate when readily determinable. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Significant judgment may be required when determining whether a contract contains a lease, the length of the lease term, the allocation of the consideration in a contract between lease and non-lease components, and the determination of the discount rate included in the Company’s office lease. The Company reviews the underlying objective of each contract, the terms of the contract, and consider its current and future business conditions when making these judgments.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Adoption of new accounting standard

In November, 2023, the FASB issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting (“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on January 1, 2024, which was applied retrospectively to all prior periods presented. See Note 21 for further information.

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers.

The Company derives revenues primarily from the provision of air and ocean freight forwarding services by purchasing transportation services from direct (asset-based) carriers or other freight forwarders and reselling those services to its customers in Hong Kong. The contracts with customers generally contain a single performance obligation as the distinct services provided remain substantially the same over time and possess the same pattern of transfer. The performance obligation is satisfied over the transit period when the customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue is recognized over the transit period based on the progress towards the completion of the performance obligation.

The transit period can vary based upon the method of transport. Determining the transit period and how much of it has been completed as of the reporting date may require management to make judgments that affect the timing of revenue recognized.

(a) Air freight forwarding services

Revenue was recognized based on the cost-to-cost measure of progress because it best depicts the transfer of control to the customer which occurs as the Company incurs costs on its contracts. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. Revenue is recorded proportionally as costs are incurred. The typical amount of time spent rendering air freight forwarding services is three to five days.

(b) Ocean freight forwarding services

Revenue was recognized based on time-in-transit to measure the progress. The typical amount of time spent rendering ocean freight forwarding services is approximately three to four weeks. The Company believes that the transpiring of time provides the best measurement of the rendering of services to the customer.

(c) Ancillary services

The Company also provides certain value-added logistics services, such as packaging, warehousing services, small parcel, and local transportation services. The performance obligation is generally satisfied over the service period as the Company performs the obligations. Pricing for its services is established in the customer contract and is dependent upon the specific needs of the customer but may be agreed upon at a fixed fee per transaction, labor hour, or service period.

Pricing for the Company’s services is generally a fixed amount. The Company does not have significant variable consideration in its contracts. Payments are received within 45 to 90 days upon completion of performance obligation but can vary based on the nature of the service provided and certain other factors.

The Company recognizes revenue on a gross basis as the Company controls the services. The Company is primarily responsible for fulfilling the promise, assumes risk of loss, has discretion in setting the prices for the services to its customers, and has the ability to direct the use of the services provided by third parties.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $987,084 and $1,060,590 at December 31, 2023 and 2024, respectively. Contract assets are included within current assets in the accompanying audited consolidated balance sheets.

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $4,015 and $1,525 at December 31, 2023 and 2024, respectively. The revenue recognized during the years ended December 31 2022, 2023 and 2024 that was included in contract liabilities as of January 1, 2022, 2023 and 2024 amounted to $108,974, $6,544 and $4,015, respectively.

All the Company’s air and ocean freight forwarding and ancillary services are for periods of one year or less. As permitted under ASC 606-10-50-14, the transaction price allocated to the remaining performance obligations under those contracts is not disclosed.

Cost of revenue

Cost of revenue consists primarily of cargo space charged by airlines, shipping liners or other freight forwarders and ancillary logistics services fee including costs of security, local handling and x-ray screening and warehouse services.

General and administrative expenses

General and administrative expenses include management and office salaries and employee benefits, depreciation for office facility and office equipment, travel and entertainment, legal and accounting, consulting fees and other office expenses.

Shipping and handling costs

All shipping and handling costs are expensed as incurred.

Advertising

All advertising costs are expensed as incurred. During the years ended December 31, 2022, 2023 and 2024, the total amount charged to the consolidated statements of operations and comprehensive income (loss) in respect of the Company’s advertising costs incurred was $9,436, $12,592 and $4,465, respectively.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a defined contribution Mandatory Provident Fund retirement benefit scheme by the local laws in Hong Kong. During the years ended December 31, 2022, 2023 and 2024, the total amount charged to the consolidated statements of operations and comprehensive income (loss) in respect of the Company’s costs incurred in the scheme was $60,632, $66,776 and $57,907, respectively.

Share-based compensation

The Company recognizes share-based compensation expense for the estimated fair value of equity awards issued as compensation to individuals over the requisite service period, which generally ranges immediate up to two years. The Company accounts for forfeitures as they occur. Accordingly, in the absence of a modification, if an individual’s continuous service is terminated, all previously unvested awards granted to such individual are forfeited, which results in a benefit to share-based compensation expense in the period of termination equal to the cumulative expense recorded through the termination date for the unvested awards. For employee stock awards with graded vesting schedules and only services conditions, the Company recognizes share-based compensation expense on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was, in-substance, multiple awards, ensuring that cumulative recorded share-based compensation expense equals the grant date fair value of vested awards at each period-end. The Company issues new ordinary shares upon exercise of stock options.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Income tax

The Company accounts for income taxes following the liability method pursuant to ASC 740, Income Taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if, based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in income in the period that includes the enactment date.

The Company also follows ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2023 and 2024, the Company did not have an asset for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

Comprehensive loss

Comprehensive loss is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated comprehensive loss consists of foreign currency translation. The Company presents comprehensive loss in accordance with ASC 220, Comprehensive Income.

Earnings (Loss) per share

The Company calculates earnings (loss) per share in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential ordinary shares equivalents had been issued and if the additional common shares were dilutive. As of December 31, 2022 and 2023, there were no dilution impact. As of December 31, 2024, the Company’s potentially dilutive securities, which include share options, have been excluded from the computation of diluted loss per share as the effect would be to reduce the loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted loss per share attributable to shareholders is the same.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2023 and 2024.

Provision for compensation

The Company recognizes a provision for staff injury compensation in accordance with the requirements of ASC 450. This provision is established to account for potential liabilities arising from work-related injuries or illnesses incurred by the Company’s employee. The provision is calculated based on estimated maximum future cash outflows to settle the staff injury claim in accordance with Hong Kong Employees’ Compensation Ordinance and ASC 450. The claim considers the assessment of loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury.

Management believes that the provision for compensation adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows (i.e. court decisions may require adjustments to provision.) Any adjustments will increase/decrease in the provision in the period in which the change occurs.

The Company is in procession of insurance policy to cover its liability under Hong Kong Employees’ Compensation Ordinance and Hong Kong Common Law for the work injuries for its employee.

The provision for staff injury compensation of $328,615 was recognized as expenses for the year ended December 31, 2022 and classified as a current liability in the audited consolidated financial statements as at December 31, 2023 and 2024.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Provision for penalty

The Company recognizes a provision for penalty claim in accordance with the requirements of ASC 450. The Company is currently involved in a dispute with one of its suppliers regarding a penalty claim. The supplier issued the penalty invoice due to the Company’s insufficient occupancy of the cargo aircraft capacity, which resulted in an inadequate load weight for the aircraft. As a result, the supplier charged the Company for freight rate, fuel surcharge, and security charges for a total amount of $1,245,625. The management of the Company is actively discussing and following up on the matter with the supplier and has determined that the penalty is probable, and the amount can be reasonably estimated. As of the date of these financial statements, the best estimate of the amount is $1,245,625.

Management believes that the provision for penalty adequately reflects the Company’s potential liabilities. However, actual outcomes may differ from the estimates due to uncertainties inherent in the assessment of future claims and changes in applicable laws or regulations. The provision is reviewed and adjusted on a regular basis to reflect any changes in the estimates of future cash outflows. Any adjustments will increase/decrease in the provision in the period in which the change occurs.

The provision for penalty of $1,245,625 was recognized as expenses for the year ended December 31, 2023 and classified as a current liability in the audited consolidated financial statements as at December 31, 2023 and 2024. The expected settlements are anticipated to occur within one year.

Non-controlling interest

Non-controlling interest are recognized to reflect the portion of their equity that is not attributable, directly or indirectly, to the Company as the controlling shareholder. For the Company’s consolidated subsidiaries, non-controlling interests represent a minority shareholder’s 0.8% ownership interest in PSIHK.

Non-controlling interest are presented as a separate line item in the equity section of the Company’s audited consolidated balance sheets and have been separately disclosed in the Company’s audited consolidated statements of operations and comprehensive income (loss) to distinguish the interests from that of the Company.

Segment reporting

ASC 280, Segment Reporting, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas, and major customers.

Based on the criteria established by ASC 280, the CODM has been identified as the Company’s chief executive officer. The CODM has determined that the Company operates as a single operating segment and uses consolidated net income (loss) as measures of profit or loss on a consolidated basis when making decisions regarding resource allocation and performance assessment. The Company’s key financial metrics used by the CODM help make key operating decisions, including allocation of budget between cost of revenue and general and administrative expenses.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government assistance programs

Government incentives are recorded and presented in the audited consolidated financial statements on a gross basis as other income. The benefit is generally recorded when all conditions attached to the incentive have been met or are expected to be met and there is reasonable assurance of their receipt.

2022 Employment Support Scheme

The Hong Kong government has launched the 2022 Employment Support Scheme under the Anti-epidemic Fund to provide wage subsidies to employers for three months (i.e. May, June and July 2022) to retain their current employees or even employ more staff when the business revives as soon as the epidemic situation permits. The Company is required to comply with certain covenants, including hiring sufficient number of employees. All conditions relating to these grants have been fulfilled. The grant of $103,487, Nil and Nil was recognized as other income in the audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, respectively.

Pilot Subsidy Scheme for Third-party Logistics Service Providers

The Hong Kong government has launched the Pilot Subsidy Scheme for Third-party Logistics Service Providers (the “Pilot Scheme”) to encourage the adoption of latest technology and enterprise resource planning solution by the logistics sector for enhancing efficiency and productivity. All non-listed enterprises registered in Hong Kong providing third-party logistics services and with substantive business operations in Hong Kong are eligible to apply the Pilot Scheme. All conditions relating to these grants have been fulfilled. The grant of $64,013, $8,270 and Nil was recognized as other income in the audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, respectively.

Technology Voucher Programme

The Hong Kong government has launched the Technology Voucher Programme (the “TVP”) with the objective of supporting local enterprises and organizations in adopting technological services and solutions to enhance productivity, or upgrade or transform their business processes. All non-listed enterprises registered and with substantive business operation in Hong Kong are eligible to apply the TVP. All conditions relating to these grants have been fulfilled. The grant of Nil, $20,433 and Nil was recognized as other income in the audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024, respectively.

Related party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principle owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decision; d) immediate family of management or principal owners; e) a parent Company and its subsidiaries; and f) other parties that have ability to significant influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

The Company adopted ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Per ASC 850-10-50-5: “Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.”

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Economic and political risks

The Company’s operations are conducted in the Hong Kong. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the Hong Kong, and by the general state of the Hong Kong economy.

The Company’s operations in the Hong Kong are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Company’s results may be adversely affected by changes in the political and social conditions in the Hong Kong, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion, remittances abroad, and rates and methods of taxation, among other things.

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and contract assets. All of the Company’s cash and cash equivalents and restricted cash is maintained with banks in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $102,564 (equivalent to HKD800,000). The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to accounts receivable and contract assets is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers to help further reduce credit risk. The maximum amount of loss due to credit risk are gross carrying amounts for these financial assets that disclosed in the consolidated balance sheets or elsewhere in the notes to the audited consolidated financial statements.

Exchange rate risk

The reporting currency of the Company is $. To date the majority of the revenues and costs are denominated in HKD and a significant portion of the assets and liabilities are denominated in HKD. There was no significant exposure to foreign exchange rate fluctuations and the Company has not maintained any hedging policy against foreign currency risk. The management will consider hedging significant currency exposure should the need arise. Under the Linked Exchange Rate System in Hong Kong, HKD is pegged to $. Therefore the Company does not expose to significant exchange rate risk in respect of its assets and liabilities denominated in HKD.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company plans to adopt ASU 2023-09 for the year beginning on January 1, 2025. The Company is currently evaluating the effect the updated guidance will have on its disclosures.

In November , 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income, to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the audited consolidated financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s audited consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flows.

NOTE 3 — CONCENTRATION OF REVENUES AND COST OF REVENUE

Concentration of major customers and suppliers:

	For the years ended December 31,
	2022		2023		2024
Major customers representing more than 10% of the Company’s revenues
Customer A	$58,052,525	59.66%	$105,392,369	75.27%	$34,217,896	39.26%
Total Revenues	$58,052,525	59.66%	$105,392,369	75.27%	$34,217,896	39.26%

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — CONCENTRATION OF REVENUES AND COST OF REVENUE (cont.)

	As of December 31,
	2022		2023		2024
Major customers of the Company’s accounts receivable Company A	$8,300,450	74.69%	$10,924,906	54.22%	$5,865,781	45.42%
Total	$8,300,450	74.69%	$10,924,906	54.22%	$5,865,781	45.42%

Accounts receivable from the Company’s major customers accounted for 74.69%, 54.22% and 45.42% of total accounts receivable balances as of December 31, 2022, 2023 and 2024, respectively.

	For the years ended December 31,
	2022		2023		2024
Major suppliers representing more than 10% of the Company’s cost of revenue
Supplier A	$12,092,238	13.59%	$17,607,050	13.83%	$9,201,146	11.00%
Supplier B	8,326,759	9.36%	16,554,141	13.01%	4,428,406	5.29%
Supplier C	9,677,661	10.87%	5,986,829	4.70%	7,088,940	8.48%
Supplier D	4,217,513	4.74%	8,695,475	6.83%	12,574,008	15.03%
Total Cost of Revenue	$34,314,171	38.56%	$48,843,495	38.37%	$33,292,500	39.80%

	As of December 31,
	2022		2023		2024
Major suppliers of the Company’s accounts payable
Supplier A	$1,950,655	16.39%	$2,509,747	13.46%	$2,084,994	18.09%
Supplier B	688,996	5.79%	1,017,198	5.46%	335,049	2.91%
Supplier C	790,697	6.64%	827,832	4.44%	861,039	7.47%
Supplier D	684,115	5.75%	1,161,664	6.23%	1,156,233	10.03%
Total	4,114,463	34.57%	$5,516,441	29.59%	$4,437,315	38.50%

Accounts payable from the Company’s major suppliers accounted for 34.57%, 29.59% and 38.50% of total accounts payable balances as of December 31, 2022, 2023 and 2024, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 — OTHER INCOME

	For the years ended December 31,
	2022	2023	2024
Government grants	$167,500	$28,703	$—
Management fee income	40,192	29,423	4,276
Management fee income from related parties	33,231	25,961	17,103
Gain on early termination of leases	9,041	—	—
Insurance compensation	—	55,903	—
Miscellaneous income	6,058	3,350	16,047
Total	$256,022	$143,340	$37,426

NOTE 5 — OTHER EXPENSE

	For the years ended December 31,
	2022	2023	2024
Exchange loss	$(95,842)	$(208,232)	$(9,104)
Total	$(95,842)	$(208,232)	$(9,104)

NOTE 6 — PROVISIONS FOR COMPENSATION AND PENALTY

	As of December 31,
	2023	2024
Provision for compensation	$328,615	$328,615
Provision for penalty	1,245,625	1,245,625
Total	$1,574,240	$1,574,240

The provision for staff injury compensation represented the management’s estimated liability for work-related injuries incurred by its employee. The provision was calculated based on estimated maximum future cash outflows to settle the staff injury claim. The claim considered the assessment loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury in accordance with Hong Kong Employees’ Compensation Ordinance and ASC 450. In accordance with ASC 450-20-30-1, $328,615 was the estimated amount within the range of loss appears at the time to be a better estimate than any other amount within the range as of December 31, 2023 and 2024.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6 — PROVISIONS FOR COMPENSATION AND PENALTY (cont.)

The provision for staff injury compensation of $328,615 was recognized as expenses for the year ended December 31, 2022 and classified as a current liability as of December 31, 2022, 2023 and 2024. The expected settlements are anticipated to occur within one year.

The Company is in procession of insurance policy to cover its liability under Hong Kong Employees’ Compensation Ordinance and Hong Kong Common Law for the work injuries for its employee.

The provision for penalty claim represented the management’s estimated liability for a dispute with one of its suppliers. The supplier issued the penalty invoice due to the Company’s insufficient occupancy of the cargo aircraft capacity, which resulted in an inadequate load weight for the aircraft. As a result, the supplier charged the Company for freight rate, fuel surcharge, and security charges for a total amount of $1,245,625. The management of the Company is actively discussing and following up on the matter with the supplier and has determined that the penalty is probable, and the amount can be reasonably estimated. The best estimate of the amount is $1,245,625 as of December 31, 2023 and 2024.

The provision for penalty of $1,245,625 was recognized as expenses for the year ended December 31, 2023 and classified as a current liability in the audited consolidated financial statements as at December 31, 2023 and 2024. The expected settlements are anticipated to occur within one year.

NOTE 7 — RESTRICTED CASH

As of December 31, 2023 and 2024, the Company pledged its fixed deposits of $2,931,357 and $2,192,015 for banking facilities secured from Nanyang Commercial Bank, Limited and DBS Bank (Hong Kong) Limited. Other than the letter of guarantee of $384,615 (2023: $461,538) for operation, none of the banking facilities were utilized as of December 31, 2023 and 2024.

Restricted cash are summarized as follows:

	As of December 31,
	2023	2024
Restricted cash with maturity of less than three months when acquired at end of year	$2,212,529	$2,192,015
Restricted cash with maturity of three months or more when acquired at end of year	718,828	—
Total	$2,931,357	$2,192,015

NOTE 8 — ACCOUNTS RECEIVABLE, NET

Accounts receivable is presented net of allowance for expected credit losses:

	As of December 31,
	2023	2024
Accounts receivable	$20,244,450	$12,882,682
Less: allowance for expected credit losses	(107,758)	(80,056)
Total	$20,136,692	$12,802,626

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$(52,948)	$(107,758)
(Provision) Reversal	(54,810)	27,702
Total	$(107,758)	$(80,056)

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 — CONTRACT ASSETS, NET AND LIABILITIES

Contract assets is presented net of allowance for expected credit losses:

	As of December 31,
	2023	2024
Contract assets	$987,084	$1,060,590
Less: allowance for expected credit losses	(2,949)	(2,919)
Total	$984,135	$1,057,671

The movement of contract assets is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$960,251	$987,084
Additions	140,020,469	87,166,469
Reclassified to receivables due to billings	(139,993,636)	(87,092,963)
Total	$987,084	$1,060,590

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$(2,895)	$(2,949)
(Provision) Reversal	(54)	30
Total	$(2,949)	$(2,919)

Contract liabilities are recognized when the Company received prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $4,015 and $1,525 as of December 31, 2023 and 2024, respectively.

NOTE 10 — PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets is presented net of allowance for expected credit losses:

	As of December 31,
	2023	2024
Prepayments and other current assets	$92,494	$68,699
Less: allowance for expected credit losses	(745)	(877)
Total	$91,749	$67,822

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$—	$(745)
Provision	(745)	(132)
Total	$(745)	$(877)

NOTE 11 — PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2023 and 2024, property, plant and equipment, net consisted of the following:

	As of December 31,
	2023	2024
Leasehold improvements	$116,729	$116,729
Machinery and equipment	474,220	474,220
Motor vehicles	354,408	354,408
Furniture and fixture	94,261	94,261
Total property, plant and equipment, at cost	1,039,618	1,039,618
Less: accumulated depreciation	(854,715)	(912,232)
Total property, plant and equipment, net	$184,903	$127,386

Depreciation expenses for the years ended December 31, 2022, 2023 and 2024 were $192,259, $164,419 and $57,517, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — REVERSE RECAPITALIZATION

As described in Note 1, the Company merged with AIB on July 18, 2024. The Merger was accounted for as a reverse recapitalization with the Company as the accounting acquirer. The pre-combination net liabilities of AIB were primarily non-operating liabilities. Under reverse recapitalization accounting, the assets and liabilities of AIB were recorded at their historical cost. No goodwill or intangible assets were recognized.

As part of the reverse recapitalization, the Company issued 3,581,061 ordinary shares to the shareholders of AIB at the transaction date. In addition, there were underwriting and advisory services and reverse recapitalization incremental cost to be settled by cash of $1,544,522 and 701,875 ordinary shares of the Company. The amounts were recorded in additional paid-in capital in the accompanying audited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2024.

NOTE 13 — LEASES

The Company has various operating leases for office space, warehouse and photocopiers. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR was 6.125% (2023: 5.0%).

As of December 31, 2023 and 2024, the right-of-use assets totaled $59,245 and $130,134, respectively.

As of December 31, 2023 and 2024, lease liabilities consist of the following:

	As of December 31,
	2023	2024
Lease liabilities – current portion	$47,689	$101,947
Lease liabilities – non-current portion	17,227	29,378
Total	$64,916	$131,325

During the years ended December 31, 2022, 2023 and 2024, the Company incurred total operating lease expenses of $330,599, $120,626 and $104,351, respectively.

Other lease information is as follows:

	As of December 31,
	2023	2024
Weighted-average remaining lease term – operating leases	1.2 years	1.3 years
Weighted-average discount rate – operating leases	5.00%	5.99%

The following is a schedule of future minimum payments under operating leases as of December 31, 2024:

As of December 31,
2025	106,846
2026	29,744
Total lease payments	136,590
Less: imputed interest	(5,265)
Total operating lease liabilities, net of interest	$131,325

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 — OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities are summarized as follow:

	As of December 31,
	2023	2024
Provision for staff bonus	$555,513	$80,552
Accrued staff salaries	16,653	18,049
Accrued administrative expenses	262,964	346,732
Other payables	2,440	—
Deposits received	13,442	—
Total	$851,012	$445,333

NOTE 15 — ACCOUNTS PAYABLE

Accounts payable are summarized as follows:

	As of December 31,
	2023	2024
Freight fee and other handling charges	$18,171,694	$11,307,340
Freight fee and other handling charges – related parties	474,161	221,098
Total	$18,645,855	$11,528,438

NOTE 16 — SHAREHOLDERS’ EQUITY

Ordinary shares

As of December 31, 2024, the Company was authorized to issue 500,000,000 ordinary shares, $0.0001 par value per share.

Business Combination

In connection with the Business Combination, the audited consolidated statements of changes in shareholders’ equity has been retroactively restated to reflect the number of shares received by PSI in the First Merger. The consolidated statements of changes in shareholders’ equity as of December 31, 2024 reflects the following transactions consummated in connection with the Business Combination in regards to outstanding ordinary shares of the Company: (i) the conversion of 200,000 ordinary shares of PSI to 20,000,000 of the Company’s ordinary shares; (ii) the conversion of AIB securities equivalents to 3,581,061 ordinary shares to 3,581,061 of the Company’s ordinary shares; (iii) issuance of 501,875 ordinary shares of the Company for underwriting and advisory services provided by Maxim Group LLC and its affiliate; and (iv) issuance of 200,000 ordinary shares of the Company for reverse recapitalization incremental cost.

Share options

In connection with the 2024 Plan as defined and mentioned in Note 17, 1,694,000 share options were exercised and 1,694,000 ordinary shares of the Company were issued accordingly.

Dividends

The ordinary shareholders are entitled to receive dividends, if and when declared by the Company’s board of directors. In November 2023, PSI declared and made dividends of $19.8 per ordinary shares in the amount of $3,964,212 to its ordinary shareholders.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 — SHARE-BASED COMPENSATION

In July 2024, the board of directors of the Company approved the grant of 2,420,000 share options, representing 2,420,000 ordinary shares of the Company to certain directors, employees and consultants under the 2024 Share Incentive Plan of the Company. The maximum number of ordinary shares that may be issued under the 2024 Share Incentive Plan (the “2024 Plan”) is 2,527,027 ordinary shares. The exercise price is $0.01 per ordinary share.

Compensation expense is recognized over the vesting period of the share options based on the fair value of the shares at the grant date. The fair value of share options is determined using the Binomial Option Pricing Model. Certain shares vest on the grant date or the first anniversary of the vesting commencement date, while others vest on the second anniversaries. As of December 31, 2024, a total of 2,420,000 shares have been granted under the 2024 Plan.

The weighted average grant date fair value is $2.96 for the year ended December 31, 2024. The following are the assumptions used in valuing the share options on the grant date during the year ended December 31, 2024 (in percentages, except as noted):

As of the grant date
Volatility	15.69
Risk-free rate	4.12
Pre-vesting forfeiture rate	0.00 – 15.92
Dividend yield	0.00

A summary of changes in the Company’s nonvested share options for the year are summarized as follows:

	Number of shares	Weighted average grant date per share fair value
Balance at January 1, 2024	-	$-
Granted	2,420,000	2.96
Vested and exercised	(1,694,000)	2.94
Forfeited	(201,000)	3.03
Non-vested at December 31, 2024	525,000	$3.03

As of December 31, 2024, there was $980,056 of total unrecognized share-based compensation expenses related to nonvested shares granted under the 2024 Plan. The cost is expected to be recognized over a period of 1 to 2 years. The total fair value of share options vested during the year ended December 31, 2024 was $4,973,991.

The share-based compensation expenses related to share options are recorded as components of general and administrative expenses.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18  — DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
Freight forwarding services
– Air freight	$92,645,878	$138,683,827	$85,621,326
– Ocean freight	4,651,267	1,336,418	1,509,863
Subtotal	97,297,145	140,020,245	87,131,189
Ancillary logistic services	8,382	224	35,280
Total	$97,305,527	$140,020,469	$87,166,469

Information for the Company’s breakdown of revenues from freight forwarding services for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
Export shipments
– Air	$92,619,992	$138,665,566	$85,613,133
– Ocean	4,618,438	1,314,374	1,503,045
–Subtotal	97,238,430	139,979,940	87,116,178

Import shipments
– Air	25,886	18,261	8,193
– Ocean	32,829	22,044	6,818
–Subtotal	58,715	40,305	15,011
Total	97,297,145	$140,020,245	$87,131,189

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18  — DISAGGREGATED REVENUES (cont.)

Information for the Company’s breakdown of export revenue destination for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022		2023		2024
United States	$75,185,052	77.32%	$122,275,056	87.35%	$61,745,629	70.88%
United Kingdom	5,248,600	5.40%	3,725,207	2.66%	6,012,265	6.90%
The Netherlands	5,054,684	5.20%	7,703,309	5.50%	6,401,024	7.35%
Others (Note)	11,750,094	12.08%	6,276,368	4.49%	12,957,261	14.87%
Total export revenue	$97,238,430	100%	$139,979,940	100%	$87,116,179	100%

Note: Others represent a number of countries including, among others, Canada, Qatar and France, etc.

Information for the Company’s breakdown of revenues by types of customers for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
Freight forwarders	$95,649,511	$139,475,411	$86,762,856
Direct customers	1,656,016	545,058	403,613
Total	$97,305,527	$140,020,469	$87,166,469

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  — INCOME TAX

Cayman Islands and British Virgin Islands (the “BVI”)

The Company is incorporated in the Cayman Islands and several of its wholly owned subsidiaries are incorporated in the BVI. Under the current laws of the Cayman Islands and the BVI, these entities are not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands and the BVI.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017 (the “Bill”) which introduces the two-tiered profits tax rates regime. The Bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HKD 2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD 2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

For the years ended December 31, 2022, 2023 and 2024, the Company generated substantially all of its taxable income in the Hong Kong. The income tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income tax are as follows:

	For the years ended December 31,
	2022	2023	2024
Hong Kong profits tax:
– Current year	$672,698	$1,408,470	$72,280
– Tax reduction	(1,538)	(1,154)	—
– Under (Over) provision for prior years	17,185	(25,587)	(430,964)
Income tax expenses (benefit)	$688,345	$1,381,729	$(358,684)

The effective tax rates on income (loss) before income tax for the years ended December 31, 2022, 2023 and 2024 was 21.95%, 23.05% and 6.93%, respectively.

No provision for deferred taxation has been made as there were no material temporary difference at reporting date.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19  — INCOME TAX (cont.)

The following table reconciles statutory rate to effective tax rate:

	For the years ended December 31,
	2022	2023	2024
Hong Kong statutory income tax rate	16.50%	16.50%	16.50%
– Non-taxable income	(3.96)%	(0.30)%	0.26%
– Non-deductible expenses	9.41%	7.31%	(17.90)%
– Temporary difference not recognized	0.69%	0.34%	(0.09)%
– Tax reduction	(0.04)%	(0.02)%	—%
– Income tax at concessionary rate	(0.67)%	(0.35)%	0.41%
– Tax losses not recognized	—%	—	(0.52)%
– Under/over provision for prior years	0.55%	(0.43)%	8.32%
– Others	(0.53)%	—%	(0.05)%
Effective tax rate	21.95%	23.05%	6.93%

Significant components of the Company’s net deferred tax asset were as follows:

	As of December 31,
	2023	2024
Deferred tax asset
Net operating loss carryforwards	$—	$27,143
Total deferred tax asset	—	27,143
Valuation allowance	—	(27,143)
Deferred tax asset, net of allowance	$—	$—

All net operating loss carryforwards are in Hong Kong and do not expire.

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $27,143 was required as of December 31, 2024 for the deferred tax asset due to the unpredictability of future profit streams.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  — RELATED PARTY TRANSACTIONS

(a) Names and relationship of related parties:

Existing relationship with the Company
Rich Fame International Limited	One of the directors is Mr. Yee Kit Chan. 100% fully owned by Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.
Business Great Global Supply Chain Limited	Sole director and sole shareholder is one of the shareholders, Mr. Kin Yin Alfred Kwong. It became a wholly owned subsidiary of the Company via share exchange arrangement on March 16, 2022.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Yee Kit Chan.
Granful Solutions Limited	One of the directors is Ms. Sau Fong Leung, the spouse of one of the shareholders, Mr. Kin Yin Alfred Kwong.

(b) Summary of balances with related parties:

		As of December 31,
Amounts due to related parties:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$153,317	$3,056
Rich Fame International Limited	(1)	111,090	104,231
Top Star E-Commerce Logistics Limited	(1)	205,127	—
Total		$469,534	$107,287

		As of December 31,
Amount due from a related party, net:	Notes	2023	2024
Profit Sail International Express (SZX) Company Limited	(2)	$117,327	$—
Total		$117,327	$—

Notes:

(1)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.
(2)	General and administrative expenses paid by the Company on behalf of the related parties. Amount due from a related party is non-trade, unsecured, non-interest bearing and repayable on demand.

Amount due from a related party is presented net of allowance for expected credit losses:

	As of December 31,
	2023	2024
Amount due from a related party	$118,275	$—
Less: allowance for expected credit losses	(948)	—
Total	$117,327	$—

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2023	2024
Balance at beginning of the year	$—	$(948)
(Provision) Reversal	(948)	948
Total	$(948)	$—

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  — RELATED PARTY TRANSACTIONS (cont.)

(c) Summary of related party transactions:

A summary of trade transactions with related parties for years ended December 31, 2022, 2023 and 2024 are listed below:

	For the years ended December 31,
Services fee income from related parties:	2022	2023	2024
Granful Solutions Limited	$558,427	$—	$—
Profit Sail International Express (SZX) Company Limited	525,372	346,705	260,046
Top Star E-Commerce Logistics Limited	5,615	—	—
Total	$1,089,414	$346,705	$260,046

The amounts for the years ended December 31, 2022, 2023 and 2024 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the years ended December 31,
Freight charges and other handling charges charged by related parties:	2022	2023	2024
Profit Sail International Express (SZX) Company Limited	$3,267,048	$706,432	$1,699,760
Granful Solutions Limited	694	—	—
Top Star E-Commerce Logistics Limited	2,169,132	4,316,065	492,052
Total	$5,436,874	$5,022,497	$2,191,830

The amounts for the years ended December 31, 2022, 2023 and 2024 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

		For the years ended December 31,
Other income – management fee income from related parties:	Notes	2022	2023	2024
Profit Sail International Express (SZX) Company Limited	(1)	$25,962	$25,961	$17,103
Business Great Global Supply Chain Limited	(2)	7,269	—	—
Total		$33,231	$25,961	$17,103

Notes:

(1)

The amounts for the years ended December 31, 2022, 2023 and 2024 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to the related party.

(2)

The amount for the years ended December 31, 2022 represented services fee income from provision of management services based on the contractual terms of the related agreement. On January 1, 2018, the Company entered into a management fee agreement with Business Great Global Supply Chain Limited for the provision of management services including administrative, handling and office services, effective from January 1, 2018. The agreement shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to Business Great Global Supply Chain Limited. Business Great Global Supply Chain Limited became a wholly owned subsidiary via a share exchange arrangement on March 16, 2022. The balance was eliminated after acquisition in audited consolidated balance sheets on December 31, 2023 and 2024.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20  — RELATED PARTY TRANSACTIONS (cont.)

(c) Summary of related party transactions (cont.):

	For the years ended December 31,
IT maintenance fee charged by a related party:	2022	2023	2024
Rich Fame International Limited	$340,128	$359,090	$109,231
Total	$340,128	$359,090	$109,231

The amounts for the years ended December 31, 2022, 2023 and 2024 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The annual information technology services fee was equivalent to approximately $340,128, $359,090 and $109,231 for the years ended December 31, 2022, 2023 and 2024, respectively.

NOTE 21 — SEGMENT INFORMATION

The Company uses the management approach in determining its operating segments. The Company’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. For the purpose of internal reporting and management’s operation review, the Company’s chief executive officer does not segregate the Company’s business by service lines. Management has determined that the Company has one operating segment, which is the freight forwarding services. The CODM assesses performance and decides how to allocate resources based on consolidated net income (loss) as reported on the audited consolidated statements of operations and comprehensive income (loss). Significant segment expenses and other segment items are consistent with the financial information included in the audited consolidated statements of operations and comprehensive income (loss). There are no other expense categories regularly provided to the CODM that are not already included in the audited consolidated statements of operations and comprehensive income (loss). The measure of segment assets is reported on the audited consolidated balance sheets as total consolidated assets. Substantially all of the Company’s long-lived assets were derived in and located in Hong Kong.

NOTE 22 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the audited consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2024 to the date of April 30, 2025, these audited consolidated financial statements were issued, and has determined that it does not have any material events to disclose, except disclosed below or elsewhere in the notes to the audited consolidated financial statements.

(a)	Purchase of office premises and motor vehicle parking spaces

On March 26, 2025, PSIHK, one of the Company’s Operating Subsidiaries, entered into several preliminary agreements for the sale and purchase with a seller regarding several office premises and motor vehicle parking spaces located in Hong Kong for a total consideration of approximately $5,512,000. The formal agreements were entered into on April 7, 2025.

(b)	Changes in tariff policies

On 2 April, 2025, the U.S. Government announced a 34% tariff on goods imported from China, on top of the existing 20% tariff on Chinese imports. On April 10, 2025, the U.S. Government further increased the tariffs to a total of 145% on goods imported from China. The management are currently assessing the impact such tariffs would have on the Company’s operations for the year ending December 31, 2025.