Form 20-F
period 2025-12-31
PS International Group Ltd.
filed 2026-04-30
CIK 1997201

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Units 1703, 17/F

First Group Centre

23 Wang Chiu Road, Kowloon Bay
Kowloon, Hong Kong

(Address of principal executive offices)

Chunlin Tong

Chief Executive Officer

Telephone: +852 2754-3320

Email: Investor_relations@psi-groups.com

Units 1703, 17/F

First Group Centre

23 Wang Chiu Road, Kowloon Bay
Kowloon, Hong Kong

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0008 per share	PSIG	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 15,376,572 shares of ordinary shares issued and outstanding as of April 30, 2026.

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only the term:

“AIB” refers to AIB Acquisition Corporation, a Cayman Islands exempted company

“Amended and Restated Memorandum and Articles of Association” refers to the second amended and restated memorandum of association and the articles of association of PS International Group Ltd., adopted June 17, 2025;

“BGG” refers to Business Great Global Supply Chain Limited, a Hong Kong company that is an operating subsidiary of the Company;

“BGG (BVI)” refers to BGG (BVI) Ltd., an indirectly wholly owned subsidiary of the Company incorporated in British Virgin Islands;

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

“Ordinary Shares” or “ordinary shares” refers to the Company’s ordinary shares, par value US$0.0008 per share;

“PSI” refers to PSI Group Holdings Ltd, a Cayman Islands exempted company that is the intermediate holding company of PSI (BVI), BGG (BVI), and the Operating Subsidiaries, directly wholly-owned by PS International Group Ltd.;

“PSI (BVI)” refers to PSI (BVI) Ltd., a wholly owned subsidiary of the Company incorporated in British Virgin Islands;

“PSI Merger Sub I” refers to PSI Merger Sub I Limited, a Cayman Islands exempted company;

“PSI Merger Sub II” refers to PSI Merger Sub II Limited, a Cayman Islands exempted company;

“PSIG Inv” refers to PSIG Investment Ltd., a wholly owned subsidiary of the Company incorporated in British Virgin Islands;

“PSIG Sing” refers to PSIG Singapore Pte. Ltd., a wholly owned subsidiary of the Company incorporated in Singapore.

“PSIHK” refers to Profit Sail Int’l Express (H.K.) Limited, a Hong Kong company that is an operating subsidiary of the Company;

“SEC” refers to the United States Securities and Exchange Commission;

“Sponsor” refers to AIB LLC, a Delaware limited liability company affiliated with AIB’s chief executive officer;

“US$” or “U.S. dollars” refers to the legal currency of the United States; and

“We,” “us,” “our,” “the Company,” “our company,” “PS International” or “PS Group” refers to PS International Group Ltd., the holding company that is incorporated under the laws of Cayman Islands, and its subsidiaries and consolidated affiliated entities.

ii

PS International Group Ltd. is a holding company with operations conducted in Hong Kong through its Operating Subsidiaries in Hong Kong, using Hong Kong dollars. The reporting currency is U.S. dollars. Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates, income statement accounts are translated at average rates of exchange for the year and equity is translated at historical exchange rates. Any translation gains or losses are recorded in other comprehensive income (loss). Gains or losses resulting from foreign currency transactions are included in net income. The conversion of Hong Kong dollars into U.S. dollars are based on the exchange rates set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Hong Kong dollars to U.S. dollars and from U.S. dollars to Hong Kong dollars in this annual report were made at a year-end spot rate of HK$7.80 to US$1.00 or an average rate of HK$7.80 to US$1.00 for the fiscal years ended December 31, 2025 and 2024.

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

Our revenue from freight forwarding services for export shipments to the United States contributed to approximately US$122.3 million, US$61.7 million and US$37.8 million for the years ended December 31, 2023, 2024 and 2025 respectively, representing approximately 87.4%, 70.9% and 71.1% of our total export revenue of the corresponding period. Also, a significant portion of our business originates from customers in Mainland China and therefore depends on the level of imports and exports to and from Mainland China. Therefore, we are subject to risks related to the changes in trade policies, tariff regulations, embargoes, or other trade restrictions adverse to our customers’ business.

Tariffs restrictions imposed by the United States on Mainland China exports intensified since 2019 which resulted in a negative impact to the international trading activities globally and have attributed to the overall decrease in the cargo shipment volume of Hong Kong. Since February 2025, the U.S. government has imposed, and has proposed to impose additional, new or higher tariffs on specified products imported from China, and the Chinese government has responded by imposing, and proposing to impose additional, new or higher tariffs on specified products imported from the U.S.  In April 2025, President Trump announced that the United States would impose additional tariffs on most countries, including, among others, a 34% additional reciprocal tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, the tariffs restrictions will continue to be imposed. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented and changed, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy. Additionally, the U.S. government continues to signal that it may alter trade agreements and terms between China and the United States, including limiting trade with China, and may impose additional tariffs on imports from China and other countries from which we import goods. In addition, any further escalation in trade tensions between PRC and the United States or a trade war, or the perception that such escalation or trade war could occur, may have materially and negatively impact on the economies of not only the two countries concerned, but the global economy as a whole.

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

The revenue attributable to our ocean freight forwarding services amounted to approximately US$1.3 million, US$1.5 million and US$0.8 million, representing approximately 1.0%, 1.7% and 1.6% of our total revenue for the years ended December 31, 2023, 2024 and 2025 respectively. The termination of the U.S.-HK International Shipping Agreement may increase the costs of ocean freight rates when the Hong Kong shipping companies pass the new U.S. tax costs to their customers such as our Operating Subsidiaries, resulting in an increase in cost of services of our Operating Subsidiaries. If we are unable to pass on the increased costs to our customers, our results of operations would be adversely affected. If we are able to pass on the costs to our customers, the customers’ demand on our ocean freight forwarding services may decrease as a result of higher ocean freight rates. Moreover, U.S. or other shipping companies trading to Mainland China or Asia may choose other port options other than Hong Kong as the new tax exposure may create financial pressure to avoid trading to Hong Kong in the future, resulting in the decrease in the customers’ demand on our ocean freight forwarding services, thus adversely affecting our ocean freight forwarding business and results of operations.

The US-Isreal conflict with Iran directly disrupts China-US seaborne and air freight forwarding businesses we are operating.

Our business mainly focused on the air freight forwarding services. The US-Isreal-Iran conflict has disproportionately hit air-freight even though China-US doesn’t overfly Iran directly. China-US air lanes are not directly blocked, but global rerouting cascades into global airspace squeeze, carriers shift widebody freighters from China-US to China-Europe for higher yields and some flights avoid the Middle East-linked airspace and take the north-polar reroute resulting in less payload per trip. The US-Isreal-Iran conflict also triggered rate and surcharge explosion. Base rates for China-US West Coast and China-US East Coast increased by 60-100% and 70-115% respectively. New surcharges become mandatory which include fuel surcharge, war risk surcharge, capacity premium and emergency handling fee. Forwarder like us also facing capacity and booking chaos. Spaces are sold out 2-3 weeks ahead, no firm space guarantees and no spot market space unless premium. With the US hub congestion, the transit time and reliability collapse.

The current Middle East situation might have an adverse impact on our business as it has now, could in the future, reduce our forwarding services for China-US due to capacity squeeze. We may also not be able to fully on pass the increased rates and surcharges to our customers.

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

We generated a significant portion of our revenues from a single largest customer, Yanwen Logistics Co., Ltd (formerly known as “Beijing Yanwen Logistics Co., Ltd”) (“Yanwen Express”), for the years ended December 31, 2023, 2024 and 2025 respectively, which accounted for 75.3%, 39.3% and 56.6% of our total revenues respectively.

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

Fluctuation in the price of cargo space will affect our total cost of revenue directly and thus the freight forwarding services fee charged to our customers as our pricing for freight forwarding services is determined on a cost-plus approach, which in turn affects our gross profit. Our results of operations are significantly affected by the air and ocean freight charges cost, which accounted for approximately 81.4%, 81.4% and 79.3% of our total cost of revenue for the years ended December 31, 2023, 2024 and 2025, respectively. The profitability of our freight forwarding services is correlated with the fluctuation of freight forwarding services fee charged to our customers. If we cannot pass on the cost of the cargo space in full to our customers, our results of operations may be materially and adversely affected.

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

Our revenue generated from our provision of freight forwarding services to other freight forwarders accounted for approximately 99.6%, 99.6% and 99.5% of our total revenue as of the years ended December 31, 2023, 2024 and 2025 respectively. We are therefore dependent on other freight forwarders’ business performance and developments in their markets and industries. Any material adverse change to the social and economic condition in Hong Kong may affect their business and financial performance, which may in turn affect our business and financial condition. If the financial and business performance of other freight forwarders deteriorate, it will likely cause a corresponding decrease in demand for our freight forwarding services. Adverse changes in their demand, for example if we cannot absorb their direct shipper customers, could materially and adversely affect our business, financial condition and results of operations.

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

Our suppliers include airlines, freight forwarders and shipping liners for cargo space, and other suppliers for logistics-related services such as palletization services, warehousing services, local and overseas transportation services, and x-ray screening services. For the years ended December 31, 2023, 2024 and 2025, our top two suppliers accounted for approximately 26.8%, 26.0% and 29.9% of the total cost of revenue, respectively. A loss of any of these suppliers could have a negative effect on our operation. Disruptions in the business activities of our suppliers may have negative impacts on our business. There are operational risks inherent to the business activities of our suppliers, such as labor strikes, suspension or cancellation of flight lines due to technical failures, severe outbreaks of contagious diseases or epidemics (such as the COVID-19 pandemic), or financial difficulties which our suppliers may face. We may also encounter the risks associated with non-performance, unsatisfactory, or delayed performance by our suppliers. There is no assurance that the carriers, our business partners and other service providers will at all times perform at a satisfactory level.

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

We are subject to risks associated with the availability and price of fuel. Fuel prices have fluctuated dramatically over recent years. Future fluctuations in the availability and price of fuel could adversely affect our results of operations. Fuel availability and prices can be impacted by factors beyond our control, such as natural or man-made disasters, adverse weather conditions, political events, economic sanctions imposed against oil-producing countries or specific industry participants, disruption or failure of technology or information systems, price and supply decisions by oil producing countries and cartels, terrorist activities, armed conflict, tariffs, sanctions, other changes to trade agreements and world supply and demand imbalance. For example, the recent U.S.–Iran war and other conflicts in the Middle East have contributed to instability in global fuel supply and price levels, and similar events in the future could further disrupt supply chains and increase fuel price volatility. There can be no assurance that our fuel surcharge revenue programs will be effective in the future as the fuel surcharge may not capture the entire amount of the increase in fuel prices. Additionally, decreases in fuel prices reduce the cost of transportation services and accordingly, could reduce our revenues and may reduce margins for certain lines of business. In addition to changing fuel prices, fluctuations in volumes and related load factors may subject us to volatility in our fuel surcharge revenue. Fuel shortages, changes in fuel prices and the potential volatility in fuel surcharge revenue may adversely impact our results of operations and overall profitability.

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

We had a material weakness in our internal control over financial reporting. If we fail to implement and maintain an effective system of internal control to remediate our material weakness over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations, or prevent fraud.

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

In connection with the preparation of our consolidated financial statements in 2024 and 2025, we identified one material weakness in its internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. The material weakness that has been identified related to insufficient accounting personnel with appropriate experience and knowledge to address complex accounting matters in accordance with U.S. GAAP and our lack of internal audit function to establish formal risk assessment process and internal control framework. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting.

We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that us include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report in our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the Jumstart Our Business Startups Act (“JOBS Act”), our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue an adverse opinion on the effectiveness of internal control over financial reporting if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

In 2025, the Company completed a private placement pursuant to a securities purchase agreement and issued units consisting of: (i) one Ordinary Share; and (ii) one Warrant to purchase up to two Ordinary Shares at an in-the-money exercise price per Ordinary Share. The private placement of units will immediately dilute existing shareholders’ ownership and voting interests and reduce earnings per share. The attached Warrants create substantial potential future dilution if exercised. These effects, combined with share supply overhang, investor uncertainty, and exercise-related selling pressure, may significantly increase the volatility of the Company’s Ordinary Share price, potentially resulting in substantial losses to investors.

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

Following the consummation of the Business Combination, we have assumed the Unit Purchase Option (as defined below) that AIB sold to Maxim Group LLC, for $100, which consists of an option to purchase up to a total of 431,250 Option Units (as defined below and disclose and before Reverse Stock Split) exercisable, in whole or in part, at $11.00 (before Reverse Stock Split) or $88 (after Reverse Stock Split) per unit, commencing on the consummation of the Business Combination (the “Unit Purchase Option”). The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from January 18, 2022. Upon exercise, each unit (the “Option Unit”) contains one Ordinary Share and one right. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-tenth (1/10) of an Ordinary Share upon the consummation of the Business Combination. To the extent the Unit Purchase Option are exercised, additional Ordinary Shares will be issued, which will result in dilution to our then existing shareholders and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could depress the market price of our ordinary shares.

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

As a foreign private issuer, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (1) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (2) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (3) the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and (4) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel are not experienced in managing a public company and will be required to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

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

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC, Nasdaq Capital Market, impose various requirements on the corporate governance practices of public companies. Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of the Business Combination, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult or costly for us to find qualified persons to serve on our board of directors or as executive officers as a public company. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Item 4. Information on the Company

4.A. History and Development of the Company

We are an exempted company with limited liability incorporated and registered under the laws of Cayman Islands on September 12, 2023. Our principal executive offices are located at Unit 1703, 17/F, First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong. Our telephone number at this address is +852 2754 3320. Our registered office in the Cayman Islands is located at the office of Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands. Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://www.psi-groups.com. The information contained on our websites is not a part of this annual report.

We commenced operation in 1993 with the establishment of PSIHK on May 27, 1993 and acquired BGG in March 2022. PSI owns 100% equity interest in PSI (BVI) Ltd, BGG (BVI) Ltd and PSIG Inv established on October 30, 2025, each a British Virgin Islands company; PSI (BVI) Ltd holds 99.2% of PSIHK with the remainder 0.8% held by two independent individuals at 0.4% each. BGG (BVI) Ltd owns 100% of BGG. PSIG Inv owns 100% PSIG Sing, a company registered in Singapore on December 10, 2025.

Our holding company, PS International Group Ltd., was incorporated under the laws of Cayman Islands for the purpose of effectuating the Business Combination. Prior to the completion of the Business Combination, we did not conduct any material activities other than those incidental to our formation and the matters contemplated by the Business Combination Agreement. Following, and as a result of the Business Combination, PSI will become the wholly-owned subsidiary of PS International Group Ltd., all of our business is conducted through PSI and its subsidiaries.

The Business Combination with AIB

On July 18, 2024 (the “Closing Date”), PS International Group Ltd., a Cayman Islands exempted company (the “Company”), consummated Business Combination pursuant to the Business Combination Agreement, by and among (i) the Company, (ii) AIB, (iii) PSI, (iv) AIB LLC (the “Sponsor”), (v) PSI Merger Sub I and (vi) PSI Merger Sub II. Pursuant to the Business Combination Agreement, (a) PSI Merger Sub I merged with and into PSI (the “First Merger”) on July 16, 2024, with PSI surviving the First Merger as a wholly-owned subsidiary of the Company and the outstanding shares of PSI being converted into the right to receive Ordinary Shares of the Company, and (b) PSI Merger Sub II merged with and into AIB (the “Second Merger”, and together with the First Merger, the “Mergers”) on July 18, 2024, with AIB surviving the Second Merger as a wholly-owned subsidiary of the Company and the outstanding securities of AIB being converted into the right to receive substantially equivalent securities of the Company.

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

Private Placement Financing

On November 12, 2025, we completed a private placement pursuant to a securities purchase agreement dated November 7, 2025 with certain institutional and accredited investors (the “Private Placement”). We issued an aggregate of 5,332,216 units at a purchase price of US$1.80 per unit, resulting in gross proceeds of approximately US$9.6 million, before deducting placement agent fees and other offering expenses. The Offering was conducted in reliance on exemptions from registration under the Securities Act.

Each unit consisted of: (i) one Ordinary Share, par value US$0.0008 per share; and (ii) one warrant (each, a “Warrant”) to purchase up to two Ordinary Shares. The Warrants entitle holders to purchase up to an aggregate of 10,664,432 additional Ordinary Shares at an exercise price of US$2.16 per Ordinary Share, subject to customary anti-dilution adjustments, and expire five years from issuance.

Joseph Stone Capital, LLC acted as placement agent on a reasonable best efforts basis. The Company paid: (i) a cash fee equal to 7.0% of gross proceeds, (ii) a 1.0% non-accountable expense allowance, and (iii) reimbursement of certain expenses.

In connection with the Offering, we agreed not to issue additional equity securities for 90 days following closing, subject to limited exceptions; and our directors, executive officers, and 10% shareholders entered into 90-day lock-up agreements.

We intends to use the net proceeds for working capital and general corporate purposes.

Resale Registration Statement

In connection with the Private Placement, the Company entered into a registration rights agreement pursuant to which it agreed to file a resale registration statement covering the Ordinary Shares issued in the private placement and the Ordinary Shares issuable upon exercise of the Warrants.

On December 17, 2025, the Company filed a registration statement on Form F-1 (File No. 333-292196) with the SEC to register the resale of up to 15,996,648 Ordinary Shares by the selling shareholders, consisting of: (i) 5,332,216 Ordinary Shares issued in the private placement; and (ii) up to 10,664,432 Ordinary Shares issuable upon exercise of the Warrants. On January 14, 2026, the SEC declared the registration statement effective.

The Company will not receive any proceeds from the resale of such shares by the selling shareholders. However, the Company may receive proceeds upon the cash exercise of the Warrants, if exercised.

The effectiveness of the resale registration statement permits the selling shareholders to resell the registered shares from time to time in the public market. The availability of a significant number of shares for resale, including shares underlying outstanding Warrants, may increase volatility and could adversely affect the market price of the Company’s Ordinary Shares.

If all Warrants issued in the private placement were exercised for cash in full, an additional 10,664,432 Ordinary Shares would be issued, which would result in substantial dilution to existing shareholders.

Corporate Structure

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

PS International Group Ltd. (Cayman)
100%
PSI Group Holdings Limited (Cayman)
100%
100%
100%
PSI (BVI) Ltd (BVI)
BGG (BVI) Ltd (BVI)
PSIG Investment Ltd (BVI)
99.2%
100%
100%
Profit Sail Int’l Express (H.K.) Limited (HK)
Business Great Global Supply Chain Limited (HK)
PSIG Singapore Pte. Limited (Singapore)

The Subsidiaries and Business Functions

PSI

PSI Group Holdings Ltd is a Cayman Islands exempted company that is the intermediate holding company of PSI (BVI), BGG (BVI), PSIG Inv and the Operating Subsidiaries, and directly wholly-owned by the Company.

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

PSIG Inv

PSIG Investment Limited is a British Virgin Islands company and the wholly owned subsidiary of PSI, holds 100% of PSIG Sing.

PSIG Sing

PSIG Singapore Pte. Limited is a Singapore company that will be an operating subsidiary of the Company engaging in the provision of logistics and freight handling services in Aseean.

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

Foreign Private Issuer Status

We are incorporated in the Cayman Islands, and more than 50 percent of our outstanding voting securities are not directly or indirectly held by residents of the United States. Therefore, we are a “foreign private issuer,” as defined in Rule 405 under the Securities Act and Rule 3b-4(c) under the Exchange Act. As a result, we are not subject to the same requirements as U.S. domestic issuers. Under the Exchange Act, we will be subject to reporting obligations that, to some extent, are more lenient and less frequent than those of U.S. domestic reporting companies. For example, we will not be required to issue quarterly reports or proxy statements. We will not be required to disclose detailed individual executive compensation information. Furthermore, our directors and executive officers will not be subject to the insider short-swing profit disclosure and recovery regime. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance requirements. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance requirements.

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

WWC, P.C., the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as a firm headquartered in California and registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards with the last inspection in December 2023, and as of the date of this annual report, our auditor is not subject to the PCAOB determinations. However, in the event it is later determined that the PCAOB is unable to inspect or investigate completely the auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities (following consummation of the Business Combination) to be prohibited under the HFCAA, and ultimately result in a determination by a securities exchange to delist the Company’s securities. See “Item 3. Key Information — 3.D. Risk Factors — Risks Related to Our Ordinary Shares— Our securities may be prohibited from being traded in the United States under the Holding Foreign Companies Accountable Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreased the number of “non-inspection years” from three years to two years, and thus, reduced the time before our securities may be prohibited from trading or delisted. The delisting of our securities, or the threat of them being delisted, may materially and adversely affect the value of your investment.”

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

On June 17, 2025, certain shareholders of the Company who collectively held approximately 78.01% of the then total issued and outstanding voting power of the Company, approved a proposal authorizing the Company’s board of directors (the “Board”) to effect a consolidation of the issued shares of the Company at a ratio within a range of eight (8) shares into one (1) share to ten (10) shares into one (1) share, the exact ratio of which shall be determined by further action at the discretion of the Board, but in no event shall cause the Company to fail qualifying for the continuing listing standards on the Nasdaq Capital Market, to be effective on a date on or prior to October 15, 2025 as may be determined by the Board and announced by the Company, so that a shareholder holding every eight (8) to ten (10) ordinary shares of US$0.0001 par value each will hold one (1) new ordinary share of par value ranging from US$0.0008 to US$0.001 each, and any fractional shares created as a result of the share consolidation would be rounded up to the nearest whole share.

On September 5, 2025, the Board approved a reverse stock split (the “Reverse Stock Split”) at a ratio of one (1) new share for every eight (8) issued and outstanding ordinary shares, and determined that the Reverse Stock Split would become legally effective on October 6, 2025. Following the Reverse Stock Split, each shareholder’s percentage ownership interest in the Company and the proportional voting power remain unchanged except for adjustments resulting from fractional shares. The Reverse Stock Split increases the par value per share of the Company’s ordinary shares to US$0.0008 but does not change the total number of authorized capital. The minimum closing bid price requirement set forth in Rule 5550(a)(2) of the Nasdaq Listing Rules was then fulfilled after the Reverse Stock Split.

Departure of Directors or Certain Officers and Appointment of Certain Director and Officer

On July 17, 2025, the terms of office of Eric Chen, Yong Yao, Lai Ping Chan, Zijian Tong and Tsao-Lung Lai as directors of the Company expired.

On July 18, 2025, the Board appointed Kim Fung Keith Ching, Ho Pan Darren Kwok and Sheung Yuk Clara Chiu as independent directors to fill the vacancies on the Board.

On July 23, 2025, Chun Kit Tsui tendered his resignation as Chief Financial Officer of the Company. On September 9, 2025, the Board and Mr. Tsui mutually agreed that he would be released from his active duties effective on that date, and such date marked the commencement of his garden leave period.

On September 15, 2025, the Board appointed Man Kiu Chan as Chief Financial Officer and Chunlin Tong as Chief Operating Officer, each effective as of September 15, 2025.

On November 3, 2025, Hang Tat Gabriel Chan resigned as Chief Executive Officer of the Company. Following his resignation as Chief Executive Officer, Mr. Chan continued to serve as General Manager of PSIHK.

On November 3, 2025, the Board approved the appointment of Chunlin Tong as Chief Executive Officer and a director of the Company, effective November 4, 2025, to fill the vacancy created by Mr. Chan’s resignation.

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

Our Operating Subsidiaries source cargo space through various agreements, including direct booking, block space arrangements, and flight charters. Direct bookings involve purchase of cargo space without fixed-term agreements, while block space arrangements and aircraft charter arrangements ensure a reliable supply of cargo space to meet customer needs. In the years ended December 31, 2023, 2024 and 2025, our Operating Subsidiaries provided services to various customers, including freight forwarders and direct customers who are not freight forwarders but purchase cargo space directly from us. We have the ability to secure cargo space from suppliers for a wide range of destinations, serving over 90 routes around the globe.

During the same periods, we recorded revenue of approximately US$140.0 million, US$87.2 million and US$53.2 million, respectively. Revenue from air freight forwarding services accounted for 99.0%, 98.3% and 98.3% of the total revenue for the years ended December 31, 2023, 2024 and 2025, respectively; revenue from ocean freight forwarding services accounted for 1.0%, 1.7% and 1.6% of the total revenue for the same periods, respectively.

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

During the years ended December 31, 2023, 2024 and 2025, we did not enter into long-term written service agreements with these service providers, and we did not experience any material non-performance issues or quality disputes with our service providers that may cause material disruption to our operation.

Ocean Freight Services

Our ocean freight forwarding services involve similar steps to those employed in our air freight services. We procure ocean cargo space from shipping liners and ocean freight forwarders. We provide ocean freight consolidation, direct ocean forwarding, and order management services. We do not own or operate the vessels responsible for ocean transportation. We offer ancillary logistics and warehousing related services if requested by our customer. For the years ended December 31, 2023, 2024 and 2025, the revenue from ocean freight forwarding services amounted to approximately US$1.3 million, US$1.5 million, and US$0.8 million, respectively, representing 1.0%, 1.7%, and 1.6% of our total revenue, respectively.

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

Comprehensive business network and stable business relationships with suppliers

We take pride in our ability to provide comprehensive routing services that are customized to meet the unique needs and requirements of our customers. Leveraging on our extensive experience in sourcing cargo space, gained over a period of over 30 years, we are capable of securing cargo space from airlines, shipping liners and other freight forwarders to reach a wide range of destinations covering over 90 international routes. In the years ended December 31, 2023, 2024 and 2025, we maintained stable relationships with our suppliers, who primarily consist of airlines and other freight forwarders. Our stable relationships with our suppliers and the extensive network with our business partner also enable us to continue to secure a stable supply of cargo space for our customers, which in turn further encourages customer loyalty, thereby strengthening our sales performance. Our diversified supplier network also minimizes the risks posed by reliance on a small number of suppliers and allows us to offer a wide portfolio of cargo routes at competitive prices for our customers and recommend the most viable route depending on their individual shipping needs. The diversified network distinguishes us from our competitors as maintaining such a network along the value chain requires years of effort in building strong relationships with suppliers, which could be a major obstacle to new entrants.

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

Dedicated team with extensive experience in freight forwarding industries

Our management team possesses extensive experience and in-depth knowledge in the freight forwarding and logistics industry. Throughout our company’s 30-year track record, our founder Mr. Yee Kit Chan has guided us through the ever-changing global economy and challenges by establishing a sustainable and proven business model, allowing for a sustainable business and operation. Our directors are also supported by a senior management team with extensive industry experience in freight forwarding and logistics. Their experience and expertise enable us to cultivate strong relationships with our business partners and customers, a key factor in our success. The industry expertise and knowledge of our staff give us a competitive edge over our competitors. This advantage allows us to efficiently meet our customers’ needs, earning their confidence in our services. We consider this confidence essential to our long-term growth and development in the freight forwarding industry.

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

Although we actively evaluate and pursue potential acquisition and expansion opportunities in furtherance of this strategy, we do not currently have any definitive agreements, commitments or identified acquisition targets.

Expand operations to the United States

We observed that the air freight forwarding industry in the United States recorded a growth at a CAGR of 4.7% from 2018 to 2024, and is expected to continue to grow at a CAGR of 4.6% from 2025 to 2035 driven by e-commerce, nearshoring, and digital adoption. This indicates an opportunity for us to expand our reach to customers who require export and import services from the United States. Our revenue from freight forwarding services for export shipments to the United States contributed to US$122.3 million, US$61.7 million and 37.8 million, respectively, for the years ended December 31, 2023, 2024 and 2025 representing 87.4%, 70.9% and 71.1% of our total export revenue during the same year. We intend to take advantage of our existing market presence in the United States by growing our United States import capabilities, linked to our inbound exports, as well as establishing United States domestic export capabilities. We plan to establish offices and warehouses in various major cities of the United States and enhance our cooperation and link-up with local ground logistics providers, such as USPS, FedEx, and DHL, to tap into new pool of customers who require air export freight forwarding services and to provide one-stop service.

The expansion plan to the U.S. market will follow a step-by-step approach and is a long-term strategy. The initial step will be looking for local partners that have logistic infrastructure and warehouse facilities, of which the cash requirements are relatively light.

Although we actively evaluate potential partnerships, facilities and expansion opportunities, we do not currently have any definitive agreements or binding commitments with respect to the establishment of additional U.S. offices or warehouse facilities.

Pursue strategic alliances and select acquisition opportunities

The market of freight forwarding and logistics services is fragmented in Hong Kong, which presents potential opportunities for further market consolidation and realization of economies of scale. We aim to selectively form additional strategic alliances with overseas logistics companies and other partners that bring synergies with our existing business. We also plan to selectively pursue acquisitions, investments, joint ventures and partnerships that are complementary to our business and operations. We will continue to work with domestic and international partners to grow our global coverage and broaden our service offerings in international markets. Through our Operating Subsidiaries, we target to further penetrate our existing markets by expanding our service offerings and enhancing our third-party logistics and fulfilment services, and expand into other countries and regions. We do not currently have any definitive agreements or identified acquisition targets with respect to such strategic initiatives.

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

Continue to improve operational efficiency and quality

We will continue to improve our operational capabilities and expand our capacity in the freight forwarding business by (i) enhancing technology infrastructure and synergies across our platform and network, (ii) expanding our sales and operation network, and (ii) hiring, training and retaining talent.

●	As our network has achieved critical scale, we will continue to enhance our technology infrastructure and synergies across our platform and the network with local partners to streamline our operations to lower transportation, labor and other operating costs. We will also continue to innovate and standardize operating procedures to enhance reliability, efficiency and service quality.

●	We will further expand our sales and operation network. We believe that our continuous business growth is attributable to the effort of our experienced sales team and business partners. With the organic growth of service and the contemplated expansion to the United States market, we intend to further expand our sales network and collaborate with business partners in order to further our global marketing effort, especially in the United States and Asean markets. We will continue to recruit suitable candidates with at least five years freight forwarding industry experience and with strong clientele network.

●	We will continue to hire, train and retain the best talent to reinforce our innovative culture. We will continue to invest in research and development and strengthen our technology infrastructure to enhance scalability, service quality and operational efficiency. We will introduce new services and solutions to service cross-border e-Commerce, B2C services and door to door service, as a one stop service provider to capture more business opportunities and increase customer loyalty.

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

For the years ended December 31, 2023, 2024 and 2025 and up to the date of this annual report, our block space and aircraft charter arrangement mainly involved outbound flights from Hong Kong to North America and Southeast Asia. We believe that these arrangements allow us to secure a reliable supply of cargo space to meet the needs of our customers. Throughout these periods, we have not breached any of our block space agreements and aircraft charter agreements with our suppliers, including terms related to the payment of agreed cargo space, in any material aspect.

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

For the years ended December 31, 2023, 2024 and 2025 and up to the date of this annual report, our block space and aircraft charter arrangement mainly involved outbound flights from Hong Kong to North America and Southeast Asia.

Our Suppliers

Our suppliers consist mainly of airlines, shipping liners, and other freight forwarders who provide us with cargo space, as well as ancillary service providers who offer logistics-related services, warehousing services, local and overseas transportation services, and RASCF screening services.

For the years ended December 31, 2023, 2024 and 2025, our cost of revenue attributable to our largest supplier amounted to approximately US$17.6 million, US$12.6 million and US$10.0 million, respectively, representing approximately 13.8%, 15.0% and 19.1% of our total cost of revenue of the corresponding period. The top five suppliers of the years ended December 31, 2023, 2024 and 2025 accounted for approximately 45.0%, 45.9% and 46.9% of the total cost of revenue, respectively.

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

Other ancillary service providers

If requested by our customers, we can arrange ancillary logistics services and warehousing-related services to support our freight forwarding services. These services may include cargo pickup, cargo handling, cargo handling at ports, local transportation, repackaging, labeling, palletization, preparation of shipping documentation, customs clearance, and warehousing. We did not enter into any long-term written service agreements with any service providers during the years ended December 31, 2023, 2024 and 2025 and we did not experience any material non-performance incident or quality dispute with our service providers causing material disruption to our operations.

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

Our Customers

Our customers are primarily peer freight forwarders as well as direct customers (i.e., customers that book their consignments directly with us, for example, e-Commerce shop owners and manufacturers which ship their products to end customers through integrated logistics services directly with us, also buyers of goods who arrange shipment by themselves). During the years ended December 31, 2023, 2024 and 2025, we worked with over various customers, of which freight forwarders accounted for approximately 99.6%, 99.6%, and 99.5% of our total revenue for the respective year. Our top five customers, based on revenue, accounted for approximately 81.4%, 65.0%, and 74.0% of our revenue for the years ended December 31, 2023, 2024 and 2025, with our single largest customer accounting for 75.3%, 39.3%, and 56.6% of our total revenues over the same year, respectively. For our top five customers, we are also their major provider of services, for which our relationships are mutually beneficial and stable.

Due to our usual process of co-loading, in which we purchase cargo space from as well as sharing spare capacities with our peer freight forwarders, some of our suppliers and customers may overlap.

In line with the industry practice, we generally do not enter into any long-term agreement with our customers for freight forwarding services. We generally do not have specific agreement with our customers regarding liability for damage of goods during transit. However, we maintain specialized freight forwarder’s liability insurance policies to cover cargo transportation losses and freight forwarder errors and omissions. See “–– Insurance” for details of our insurance coverage. For the years ended December 31, 2023, 2024 and 2025, we did not encounter any incident relating to liability for damage of goods of a material nature.

Credit policy

For freight forwarder customers, we generally grant an average credit period of around 45 – 60 days, except for charter flights where payment is often required in full or in part in advance. Direct customers are usually required to settle the full amount upon invoice issuance. Our invoices are generally settled by cheque or telegraphic transfer in HKD, RMB or USD. Credit terms granted to customers vary on a case-by-case basis, depending on factors such as reputation, credibility, payment history, and business relationships. We periodically review credit terms and payment records and make adjustments as necessary. We also closely monitor any outstanding overdue amounts and take measures to collect any outstanding amounts. For the years ended December 31, 2023, 2024 and 2025, we did not experience any material difficulty in collecting payment from our customers.

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

Customer Services

Our customer service team handles general enquiries, complaints and feedback from customers. For the years ended December 31, 2023, 2024 and 2025 and up to the date of this annual report, we did not receive any complaint or claim from our customers in relation to our services that would have a material impact on our business and operations.

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

Licenses and Regulatory Approvals

We have obtained all the necessary licenses, permits and approvals that are material to our business during the years ended December 31, 2023, 2024 and 2025 and up to the date of this annual report, with details set forth below:

License/permit/approval	Holding entity	Issuing authority	Date of grant	Date of expiry
Radio Dealer License (Unrestricted)	PSIHK	Communications Authority of Hong Kong	August 1, 2025	July 31, 2026
Irradiating Apparatus License	PSIHK	Radiation Board	February 16, 2026	—
Regulated Agent	PSIHK	Civil Aviation Department	February 14, 2000	—
Regulated Air Cargo Screening Facility	PSIHK	Civil Aviation Department	April 29, 2020	—
Textiles Trader Registration	PSIHK	Trade and Industry Department	October 29, 2025	October 28, 2026
Transhipment Cargo Exemption Scheme	PSIHK	Trade and Industry Department	January 1, 2026	December 31, 2027
Regulated Agent	BGG	Civil Aviation Department	July 20, 2018	—
Food Import or Distributor Registration	BGG	Food and Environmental Hygiene Department	January 12, 2021	January 11, 2027

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

Health, Work Safety, Social and Environmental Matters

Due to the nature of tasks in the freight forwarding industry and the logistics industry which often involve carrying heavy objects and usage of machinery, workers are constantly subjected to risks of accidents or injuries. To mitigate such risks, we have set out a series of workplace safety rules in the staff manual for our staff to follow. During the years ended December 31, 2023, 2024 and 2025 and up to the date of this annual report, there were no material accidents in the course of our business operation which gave rise to any claims and compensation paid to our employees. There were also no interruptions in our business which may or have had a significant effect on our financial position during the years ended December 31, 2023, 2024, and 2025 and up to the date of this annual report.

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

4.C. Organizational structure.

The following is a list of our subsidiaries as of the date of this annual report.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
PSI Group Holdings Ltd	Cayman Islands
PSI (BVI) Ltd	British Virgin Islands
BGG (BVI) Ltd	British Virgin Islands
PSIG Investment Ltd	British Virgin Islands
Profit Sail Int’l Express (H.K.) Limited	Hong Kong
Business Great Global Supply Chain Limited	Hong Kong
PSIG Singapore Pte. Ltd	Singapore

The following diagram illustrates the corporate structure of the Company and its subsidiaries as of the date of this annual report:

4.D. Property, Plant and Equipment

Facilities and Property

Intellectual Property

On October 19, 2021, we applied to register “Profit Sail” in trademark classes  16, 35, and 39; the trademark was registered on March 8, 2022. On December 14, 2021, we applied to register “PSI Group” in trademark classes 9, 16, 35, 38, 39, 41, and 42; as of the date of this annual report, the registration is still in process. On March 2, 2022, we applied to register “PS” in trademark classes 16, 35 and 39; the trademark was registered on January 4, 2023. On March 18, 2022, we applied to register “PS” in trademark classes 35 from China National Intellectual Property Administration (“CNIPA”); the trademark was registered on December 21, 2022. Trademarks in Hong Kong and China are valid for ten years and are renewable.

Country	Trademark	Application Date	Application Number	Classes	Status
Hong Kong		October 19, 2021	305775823	16, 35, 39	Registered March 8, 2022

Hong Kong		March 2, 2022	305894407	16, 35, 39	Registered January 4, 2023

Hong Kong		December 14, 2021	305830876	9, 16, 35, 38, 39, 41, 42	Registered October 12, 2023
China		March 18, 2022	63369406	35	Registered December 21, 2022

Real Property — Leases

We used to lease all of our facilities at Unit 1002, 10/F, Join-in Hang Sing Centre, No.2-16 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong. The lease will expire on April 30, 2026. Before the lease expired we moved our current facilities in March 2026 to our own premises located at Unit 1703, 17/F, First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong.

We believe that the facilities that we leased in the past and the currently used premises are adequate to meet the needs of our operations, and that we will be able to obtain adequate facilities to accommodate our future expansion plans.

Property, Plant and Equipment

As of December 31, 2024 and 2025, the total current net worth of our property, plant and equipment was approximately US$0.1 million and US$4.3 million, respectively. Our property, plant and equipment consists of (i) warehouse operation machinery & tool, including two x-ray systems (Rapiscan Systems 628dv x-ray machine, Rapiscan systems 632dv x-ray machine), 4 Forklifts, and Air Cargo Pallets, (ii) office equipment and furniture, and (iii) buildings. The above three groups are used in warehouse operations, x-ray scanning, and office operation.

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

Financial Summary for the year ended December 31, 2025 (all results compared to the year ended December 31, 2024, unless otherwise noted)

●	Revenues were $53.2 million, a decrease of 39.0%.

●	Gross profit were $1.0 million, a decrease of 70.7%.

●	Net loss was $15.2 million, an increase in net loss by 215.7%.

A. Operating Results

The following table sets forth a summary of our consolidated results of operations for the years ended December 31, 2023, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this document.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Revenues	139,673,764	86,906,423	52,187,740
Revenues - Related Party	346,705	260,046	963,344
Revenues	140,020,469	87,166,469	53,151,084

Cost of Revenue	122,245,091	81,442,707	51,442,948
Cost of Revenue – Related Party	5,022,497	2,191,830	694,798
Total Cost of Revenue	127,267,588	83,634,537	52,117,746

Gross Profit	12,752,881	3,531,932	1,033,338

(Provisions for) Reversal of compensation and penalty	(1,245,625)	-	1,458,856
General and administrative expenses	(5,526,360)	(8,804,171)	(4,021,539)
Total operating expenses	(6,771,985)	(8,804,171)	(2,562,683)

Income (Loss) from Operations	5,980,896	(5,272,239)	(1,529,345)

Other Income (Expense):
Interest income	79,207	66,101	50,582
Interest expense	(1,291)	-	(35,052)
Other income	143,340	37,426	38,741
Loss on Private Placement	-	-	(6,060,367)
Issuance costs related to Private Placement	-	-	(1,023,625)
Change in fair value of warrant liabilities	-	-	(6,729,709)
Unrealized gains on marketable equity securities	-	-	2,300
Other (loss) gain	(208,232)	(9,104)	75,023
Total other income (expense), net	13,024	94,423	(13,682,107)

Income (Loss) Before Income Tax	5,993,920	(5,177,816)	(15,211,452)
Income Tax (Expense) Benefit	(1,381,729)	358,684	(1,728)
Net Income (Loss)	4,612,191	(4,819,132)	(15,213,180)

Revenues

We generate revenue primarily from the provision of air and ocean export and import freight forwarding services during the year ended December 31, 2023, 2024 and 2025. The table below sets forth the breakdown of our revenue by service type for the years or periods indicated.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Freight forwarding services
- Air freight	138,683,827	85,621,326	52,236,937
- Ocean freight	1,336,418	1,509,863	841,734
Subtotal	140,020,245	87,131,189	53,078,671
Ancillary logistic services	224	35,280	72,413
Total	140,020,469	87,166,469	53,151,084

Freight forwarding services

Our freight forwarding services include arranging for consignment upon receipt of booking instructions from customers, cargo pick up, obtaining cargo space, preparation of freight documentation, arranging for customs clearance and cargo handling at origin and destination as well as other related logistics services such as supporting transportation for freight forwarding purposes. For the year ended December 31, 2023, 2024 and 2025, our revenue was principally derived from the provision of air freight forwarding services, which amounted to approximately US$139 million, US$86 million and US$52 million, respectively, representing 99.0%, 98.2% and 98.3% of our total revenue for the same period. US tariffs in 2025 caused volume collapse, importers cancel/pause orders to avoid tariffs. Some shippers move sourcing to Vietnam, Mexico, Malaysia to avoid tariffs which adversely affected sourcing from China. Because of fewer shipments, there was fierce competition among forwarders.

Ancillary logistics services

Our ancillary logistics services involve the provision of a wide range of logistics services, such as cargo pickup, cargo handling at ports and local transportation, and warehousing related services, such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing.

Revenue from freight forwarding services is mainly derived from export shipments. The following table sets forth the breakdown of revenue from freight forwarding services for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Export shipments
- Air	138,665,566	85,613,133	52,234,196
- Ocean	1,314,374	1,503,045	839,416
- Subtotal	139,979,940	87,116,178	53,073,612

Import shipments
- Air	18,261	8,193	2,741
- Ocean	22,044	6,818	2,318
- Subtotal	40,305	15,011	5,059
Total	140,020,245	87,131,189	53,078,671

For the years ended December 31, 2023, 2024 and 2025, we focused on export freight forwarding services, which contributed to approximately US$140 million, US$87 million and US$53 million, respectively, representing 99.9%, 99.9% and 99.9% of our revenue from freight forwarding services during the same period.

For the years ended December 31, 2023, 2024 and 2025, our revenue was principally derived from the provision of air and ocean export freight forwarding services. The table below sets forth the breakdown of export revenue by destination for the years or periods indicated.

	For the years ended December 31,
	2023		2024		2025
United States	$122,275,056	87.4%	$61,745,629	70.9%	$37,762,127	71.1%
United Kingdom	3,725,207	2.7%	6,012,265	6.9%	3,704,292	7.0%
The Netherlands	7,703,309	5.5%	6,401,024	7.4%	2,848,598	5.4%
Others (Note)	6,276,368	4.4%	12,957,261	14.8%	8,758,595	16.5%
Total export revenue	$139,979,940	100%	$87,116,179	100%	$53,073,612	100%

Note: Others represent a number of countries including, among others Canada, Qatar and France, etc.

For the years ended December 31, 2023, 2024 and 2025, our revenue from freight forwarding services for export shipments to the United States contributed to approximately US$122 million, US$62 million and US$38 million, respectively, representing 87.4%, 70.9% and 71.1% of our total export revenue during the same period.

The following table sets forth the breakdown of our revenue by type of customers for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Freight forwarders	139,475,411	86,762,856	52,864,407
Direct customers	545,058	403,613	286,677
Total	140,020,469	87,166,469	53,151,084

We focus on provision of freight forwarding services to freight forwarders, which generated revenue of approximately US$139 million, US$87 million and US$53 million for the years ended December 31, 2023, 2024 and 2025, respectively representing 99.6%, 99.6% and 99.5% of our total revenue for the same period. US tariffs resulted in lower volume as importers cancel/pause orders to avoid tariffs. US sourcing shifted to countries enjoyed lower tariffs. Some shippers demand forwarders to absorb tariff-related costs and the forwarders could choose to walk away.

Cost of Revenue

The table below sets forth the breakdown of cost of revenue by service type for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Freight forwarding services
- Air freight	126,081,162	82,206,986	51,257,411
- Ocean freight	1,162,092	1,348,321	759,544
Subtotal	127,243,254	83,555,307	52,016,955
Ancillary logistic services	24,334	79,230	100,791
Total	127,267,588	83,634,537	52,117,746

Our cost of revenue amounted to approximately US$127 million, US$84 million and US$52 million for the years ended December 31, 2023, 2024 and 2025, respectively. The trend of cost of revenue of each of the service types was in line with the trend of the revenue of respective service types during the period.

The table below sets forth the breakdown of cost of revenue by nature for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Air freight charges	102,487,454	66,728,914	40,598,968
Ocean freight charges	1,083,103	1,319,174	740,470
Logistics and warehousing fees	23,624,745	15,575,231	10,778,308
Depreciation of property, plant and equipment	72,286	11,218	-
Total	127,267,588	83,634,537	52,117,746

Our cost of revenue mainly comprised of air and ocean freight charges, and warehouse and transportation cost. Air and ocean freight charges represented costs of cargo space charged by airlines, shipping liners or other freight forwarders. Air freight charges were the major component of our cost of revenue, which accounted for 80.5%, 79.8% and 77.9%, respectively, for the years ended December 31, 2023, 2024 and 2025.

Logistics and warehousing fees primarily represent costs and service fees incurred in relation to warehousing services such as x-ray screening, storage, palletizing and consolidation performed in our warehouse and costs of local trucking and transportation services. Logistics and warehousing fees represented a significant portion of our cost of revenue, which accounted for 18.6%, 18.6% and 20.7%, respectively, for the years ended December 31, 2023, 2024 and 2025.

Depreciation of property, plant and equipment represents the depreciation of property, plant and equipment related to our buildings and equipment such as x-ray screening equipment and forklifts in warehouse for the years ended December 31, 2023 and 2024 and no such depreciation expense for the year ended December 31, 2025.

US tariffs in 2025 caused costs surged. More documents such as origin certificates, detailed manifests, manufacturer IDs. Port congested and significantly increased the clearance times. More demurrage/detention fees that forwarders had to absorb.

Gross profit

The table below set forth the breakdown of gross profit by service type for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Freight forwarding services
Air freight	12,602,665	3,414,340	979,526
Ocean freight	174,326	161,542	82,190
Subtotal	12,776,991	3,575,882	1,061,716
Ancillary logistic services	(24,110)	(43,950)	(28,378)
Total	12,752,881	3,531,932	1,033,338

Our total gross profit amounted to approximately US$12.8 million, US$3.5 million and US$1.0 million for the years ended December 31, 2023, 2024 and 2025, respectively. We recorded overall gross profit margin of 9.1%, 4.1% and 1.9% for the same period. Our gross profit and gross profit margin are mainly affected by the spread we earn between the freight charge per kilogram payable by our customers and the freight charges payable to suppliers we are able to secure. The US tariffs reduced China-US freight forwarders’ gross profit margin in 2025. Gross profit margin fell in 2025 because of demand crashed and carriers cut prices to fill ships/planes. Carriers preferred sold direct to shippers at lower rates than forwarders’ contracted prices. Forwarders must accept thin spreads or lose business. On the other hand, costs like compliance, labor, fees and risk surged.

General and administrative expenses

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Staff costs and benefits	2,765,190	2,189,405	2,005,530
Office expenses	93,286	78,907	39,359
Allowance (reversals) for expected credit loss	56,556	(28,547)	(5,187)
Depreciation of right of use assets	105,341	97,789	110,858
Depreciation	92,131	46,298	52,079
Bad debt, net	—	(56,605)	—
Motor vehicles expenses	11,998	11,382	8,550
Equity-settled share-based payment expenses	—	5,585,610	771,856
Others	2,401,858	879,932	1,038,494
Total	5,526,360	8,804,171	4,021,539

Our general and administrative expenses were approximately US$5.5 million, US$8.8 million and US$4.0 million for the year ended December 31, 2023, 2024 and 2025. Our general and administrative expenses increased from approximately US$5.5 million for the year ended December 31, 2023 to approximately US$8.8 million for the year ended December 31, 2024, primarily driven by the recognition of equity-settled share-based payment expenses of US$5.6 million. The share-based payment expenses represented the vesting of options granted to directors and employees of the Group. 2,420,000 options were granted, 70% of which were vested on the closing date of the business combination, 20% of which will be vested on the first anniversary of the closing date of the business combination; and 10% of which will be vested on the 2nd anniversary of the closing date of the business combination. Our general and administrative expenses decreased from US$8.8 million for the year ended December 31, 2024 to US$4.0 million for the year ended December 31, 2025 mainly due to the significant reduction in the equity-settled share-based payment expenses as a result of option forfeiture and less options were vested.

Interest expenses

Our interest expenses decreased from US$1,291 for the year ended December 31, 2023 to Nil for the year ended December 31, 2024, which was primarily attributable to decrease in short-term bank loans. Due to the involvement of margin finance, interest expenses increased from Nil for the year ended December, 2024 to US$35,052 for the year ended December 31, 2025, which was mainly due to the increase in broker’s margin interest and bank borrowing interest.

Other income

	For the years ended December 31,
	2023	2024	2025
Government grants	$28,703	$—	$—
Management fee income	29,423	4,276	3,567
Management fee income from related parties	25,961	17,103	14,272
Insurance compensation	55,903	—	—
Miscellaneous income	3,350	16,047	20,902
Total	$143,340	$37,426	$38,741

Our other income decreased from US$143,340 for the year ended December 31, 2023 to US$37,426 for the year ended December 31, 2024, which was primarily driven by decreased government grants and insurance compensation. Our other incomes slightly increased from US$37,426 for the year ended December 31, 2024 to US$38,741 for the year ended December 31, 2025 which mainly contributed by sundry income.

Other expenses

Our other expenses represented exchange (loss) gain. Exchange (loss) gain was primarily driven by fluctuation of RMB and US$ against HKD.

Income tax

For the year ended 31 December 2025, our income tax expense mainly represented the corporate income tax of its Hong Kong operating subsidiaries.

Net income

As a result of the above factors, our net income decreased by approximately US$9.4 million from US$4.6 million for the year ended December 31, 2023 to net loss of US$4.8 million for the year ended December 31, 2024 and to a reduction of net loss of US$1.0 million for the year ended December 31, 2025.

B. Liquidity and capital resources

Cash flows

The table below sets forth a summary of our cash flows for the years ended December 31, 2023, 2024 and 2025:

	For the years ended December 31,
	2023	2024	2025
	US$	US$	US$
Net cash provided by (used in) operating activities	7,336,570	(1,844,009)	(1,308,650)
Net cash (used in) provided by investing activities	2,229,058	718,828	(11,223,176)
Net cash (used in) provide by financing activities	(4,097,806)	(1,500,915)	13,315,388
Net increase (decrease) in cash and cash equivalents and restricted cash	5,467,822	(2,626,096)	783,562

Cash used in operating activities

Our operating cash inflow is primarily from our operating activities principally from the receipt of payments for our provision of freight forwarding services, whereas our outflow from operating activities is principally for freight charges, ancillary service fees payable to suppliers, payment of salaries and employee benefits and general and administrative expenses.

For the years ended December 31, 2025, our net cash used in operating activities was approximately US$1.5 million, mainly attributable to (i) net loss of approximately US$15.2 million; (ii) reversal of compensation and penalty of approximately US$1.5 million; (iii) decrease in accounts payable to third parties of approximately US$1.0 million; and (iv) increase in amounts due from related companies of approximately US$0.9 million; which was partially offset by (i) fair value loss in warrant liabilities of approximately US$6.7 million; (ii) loss on Private Placement of approximately US$6.1 million; (iii) issuance costs on Private Placement of approximately US$1.0 million; and (iv) the decrease in accounts receivables of approximately US$2.6 million.

Cash used in investing activities

For the year ended December 31, 2025, our net cash flow used in investing activities was approximately US$11.2 million, mainly attributable to (i) purchase of property, plant and equipment of approximately US$4.2 million; (ii) invest in marketable equity securities of approximately US$5.0 million; and (iii) grant a loan to third party of US$2.0 million.

Cash provided by financing activities

For the year ended December 31, 2025, our net cash provided by financing activities was approximately US$13.3 million, mainly attributable to (i) approximately US$8.6 million net proceeds from a private placement; and (ii) proceeds from borrowings of approximately US$4.8 million.

The Company completed an approximately US$9.6 million private placement which involved the sale of 5,332,216 units at USD1.80 per unit, with each unit comprising one ordinary share and one warrant to purchase two additional ordinary shares at US$2.16 each.

Exercise of Warrants after year ended December 31, 2025

On November 12, 2025, the Company completed a private placement for the issuance of 5,332,216 units at a purchase price of US$1.80 per unit to support its working capital and general corporate needs. Subsequent to issuance and prior to April 30, 2026, the reporting date of this Form F-20, all of these Warrants were fully cashless exercised. The Warrant exercises increased the Company’s outstanding share count and enhanced overall capital liquidity, with no continuing warrant-related liabilities as of the reporting date.

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

C. Research and Development, Patents and Licenses, etc .

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

Fair Value Measurements – Warrant Liability

The Company classifies its outstanding Warrants issued in connection with private placement as warrant liabilities under ASC 815-40 (Derivatives and Hedging – Contracts in Entity’s Own Equity). The Warrants fail equity classification due to redemption, cash settlement, and certain net share settlement provisions requiring liability accounting under U.S. GAAP.

The warrant liability is initially measured at fair value on issuance date and re-measured at fair value at each subsequent balance sheet date, with all changes in fair value recognized within consolidated statements of operations in the current reporting period.

Fair value of the warrant liability is determined using the Black-Scholes Option Pricing Model, classified as Level 3 recurring fair value measurement within the ASC 820 fair value hierarchy, due to reliance on significant unobservable inputs.

Key valuation assumptions applied as of the reporting date include:

●	Underlying Ordinary Share’s stock price

●	Contractual remaining term of the warrants

●	Risk-free interest rate (U.S. Treasury yield matching remaining warrant term)

●	Expected common stock price volatility (derived from peer comparable listed entities)

●	Expected dividend yield (assumed zero where no dividend policy exists)

No reclassification between Level 1, Level 2 and Level 3 fair value hierarchy levels occurred during the reporting period. All movements in the warrant liability balance result from period-end fair value remeasurement and no early exercise or warrant modifications were executed.

Fluctuations in the fair value of warrant liability directly impact reported net income/loss for each period. There is no cash settlement impact at initial recognition or periodic remeasurement; any future cash impact will only arise upon warrant exercise or fundamental transaction redemption.

Subsequent events

In March, 2026, the Company moved its Hong Kong office to the new office premises PSIHK acquired in 2025. The previous lease in Kwai Fong has expired on 30 April 2026.

On April 2, 2025, the U.S. Government announced a 34% tariff on goods imported from China, on top of the existing 20% tariff on Chinese imports. On April 10, 2025, the U.S. Government further increased the tariffs to a total of 145% on goods imported from China. On Feburary 20, 2026, U.S. Government invoked Section 122 of the Trade Act of 1974 (first-ever use) after the Supreme Court struck down IEEPA-based global tariffs. 10% ad valorem on all imports for 150 days starting from February 24, 2026. The Section 301 China Tariff Exclusions which was originally expiring November 29, 2025 was extended to November 10, 2026. The management are currently assessing the impact such tariffs would have on the Company’s operations in 2026.

The US-Israel-Iran Conflict which escalated into a full-scale war in February 2026. Iran’s Supreme Leader Ali Khamenei and top commanders killed in Tehran triggered Iran retaliates. The war creates critical impacts to a Hong Kong based forwarder handling China US exports. Space tight, rates up, longer transits and rerouted, all will add difficulties on PSIG providing forwarder services. Booking instability, client anger and port congestion further affect our business. The management are currently assessing the impact such conflict would have on the Company’s long-term and short-term operations.

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

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table provides information regarding our executive officers and directors as of the date hereof:

Name	Age	Position(s)
Yee Kit Chan	67	Director and Chairman of the Board
Chunlin Tong	41	Chief Executive Officer, Chief Operating Officer, and Director
Man Kiu Chan	64	Chief Financial Officer
Kim Fung Keith Ching	41	Director
Ho Pan Darren Kwok	37	Director
Sheung Yuk Clara Chiu	53	Director

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

Chunlin Tong is our Director, Chief Executive Officer, and Chief Operating Officer. Mr. Tong has more than 17 years of management and marketing experience across multinational and financial services companies. He most recently served as Marketing Director of Sparkle In Technology Investment Ltd. in Hong Kong, where he led business development with major enterprises and state-owned entities. From 2022 to 2023, he was Managing Director of CIC Guolian (Beijing) Investment Fund Co., Ltd. Previously, Mr. Tong held senior positions at Aerospace Science and Industry Financial Leasing Co., Ltd., CITIC Financial Leasing, Minsheng Financial Leasing, and Huawei Technologies, where he was responsible for business development in shipping, aviation, energy, finance, and intelligent manufacturing sectors. He holds an MBA in Accounting, Finance, and Management from the Graduate School of the Chinese Academy of Social Sciences.

Man Kiu Chan has been our Chief Financial Officer since September 2025 and is primarily responsible for our accounting, financial reporting, internal control and compliance functions. Mr. Chan has over 30 years of accounting, financial management, and corporate governance experience. He served as Chief Financial Officer and Company Secretary of Jiangnan Group Limited, a Hong Kong-listed cable manufacturer, from 2011 until its privatization in 2023. Prior to that, he held senior management roles at Xinhua Sports & Entertainment Limited as Deputy COO, Xinhua Financial Network Limited as Managing Director of Business Development, and Jardine Fleming Holdings Limited as Director of Securities Services. He began his career at PriceWaterhouse in Hong Kong. Mr. Chan is an associate member of the Hong Kong Institute of Certified Public Accountants and holds a Professional Diploma in Accountancy from Hong Kong Polytechnic and an MBA from City University of Hong Kong.

Kim Fung Keith Ching serves as our Director. Mr. Ching has over 15 years of experience in corporate governance, auditing, and financial management. He currently serves as the Company Secretary of Eggriculture Foods Limited since 2018, where he supports board governance and regulatory compliance with Hong Kong Listing Rules and Companies Ordinance requirements. He is also the sole proprietor of Ching Kim Fung Certified Public Accountant (Practising) since 2016, providing audit services to private companies in Hong Kong. Previously, Mr. Ching was the Financial Controller of Jiangnan Group Limited (stock code: 1366.HK) from 2015 to 2025, and an Assistant Manager (Audit) at SHINEWING (HK) CPA Limited, leading audit and IPO assignments for listed clients across industries. Mr. Ching holds a BBA (Hons) in Accounting & Finance from The Hong Kong Polytechnic University. He is a member of the Hong Kong Institute of Certified Public Accountants and an associate of The Hong Kong Chartered Governance Institute.

Ho Pan Darren Kwok serves as our Director. Mr. Kwok has over 5 years of professional experience in accounting, auditing, and financial management. He is currently the Financial Controller and Compliance Manager of XTB Limited (Uzen Securities Limited) since March 2025, where he manages accounting functions, regulatory compliance, and financial reporting in a licensed securities firm. He previously served as Accounting Manager at House of Talent Limited (Master Beef Group), and held senior auditing roles at Moore Stephens CPA Limited, Baker Tilly Hong Kong, and Linkers CPA Limited, where he handled audits for private and Hong Kong listed companies. Mr. Kwok obtained his Bachelor of Science (Hons) in Accounting from the University of Hull. He is proficient in accounting standards and regulatory reporting relevant to Hong Kong’s securities and financial sector.

Sheung Yuk Clara Chiu serves as our Director. Ms. Chiu brings over 20 years of experience in asset management, financial services, and regulatory compliance. She currently serves as Executive Director and Responsible Officer (Type 9 license) at Sino Linear Investment Management Ltd since November 2023, overseeing strategic operations, hedge fund and PE fund management, and regulatory compliance. Prior roles include senior leadership and Responsible Officer positions at various licensed firms such as HTF Securities Limited, Matrix Securities Ltd, and HK Keystone Capital Limited, with responsibilities spanning fund setup, discretionary account management, middle-back office controls, and risk management. Ms. Chiu holds a Master of Science in Training & Performance Management from the University of Leicester and a BBA (Hons) in Human Resources Management from Hong Kong Baptist University. She is fluent in Cantonese, English, and Mandarin.

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

The Company has entered into indemnification agreements with each of the Company’s directors and executive officers. Under these agreements, the Company agrees to indemnify the Company’s directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of the Company.

Compensation of Directors and Executive Officers

For the year ended December 31, 2025 we incurred an aggregate of US$666,689 as compensation to our directors and executive officers as well as an aggregate of US$4,494 contributions to the Mandatory Provident Fund (“MPF”), a statutory retirement scheme introduced after the enactment of the Mandatory Provident Fund Schemes Ordinance in Hong Kong.

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

As of the date of the Annual Report, 2,420,000 pre Reverse Stock Split options have been granted and partially vested on certain directors and employees of the Company and its Operating Subsidiaries, including 670,000 pre Reverse Stock Split options to Mr. Hok Wai Alex Ko, the Company’s former Chief Executive Officer and Director, 380,000 pre Reverse Stock Split options to Mr. Chun Kit Tsui, the Company’s former Chief Financial Officer, 380,000 pre Reverse Stock Split options to Mr. Hang Tat Gabriel Chan, the Company’s former Chief Executive Officer and Director, and an aggregate of 990,000 pre Reverse Stock Split options to other grantees who are the employees of the Company’s Operating Subsidiaries, not the directors and officers of the Company. Upon vesting, each option will be exercisable at $0.01 per share (before Reverse Stock Split).

The 2024 Plan will expire on, and no award may be granted pursuant to the 2024 Plan after, the tenth anniversary of the closing date of the Business Combination, i.e. July 18, 2024, unless otherwise determined by the Administrator.

As of the date of the Annual Report, 2,044,000 pre Reverse Stock Split options granted under the 2024 Plan have been exercised, and as the result, 2,044,000 pre Reverse Stock Split ordinary shares of US$0.0001 par value per share or 255,500 post Reverse Stock Split ordinary shares of US$0.0008 par value per share, have been issued as exercised in accordance with the 2024 Plan.

6.C. Board Practices

Board of Directors

The board of directors of the Company consists of five (5) directors. Three of these five directors are independent. A director is not required to hold any shares in the Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided (i) such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice, (ii) such director has not been disqualified by the chairman of the relevant board meeting, and (iii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee in accordance with the Nasdaq rules. The directors may exercise all the powers of the Company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the Company or of any third party.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee’s members and functions are described below.

Audit Committee

The Company’s audit committee consists of Mr. Kim Fung Keith Ching, Mr. Ho Pan Darren Kwok, and Ms. Sheung Yuk Clara Chiu. Mr. Kim Fung Keith Chiu is the chairperson of the Company’s audit committee. Each of Mr. Ching, Mr. Kwok, and Mr. Chiu satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Compensation Committee

The Company’s compensation committee consists of Mr. Chunlin Tong, Mr. Yee Kit Chan, and Mr. Ho Pan Darren Kwok. Mr. Tong is the chairperson of the compensation committee. Mr. Kwok satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

Nominating and Corporate Governance Committee

The Company nominating and corporate governance committee consists of Mr. Chunlin Tong, Mr. Yee Kit Chan, and Mr. Kim Fung Keith Ching. Mr. Chunlin Tong is the chairperson of the nominating and corporate governance committee. Mr. Ching satisfies the independence requirements under Rule 5605(a)(2) of the Nasdaq Stock Market Rules.

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

Terms of Directors and Officers

The Company’s directors may be appointed by an ordinary resolution of the Company’s shareholders. In addition, the Company’s board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director either to fill a casual vacancy on the Company’s board or as an addition to the existing board. Unless otherwise determined by the Company in general meeting, the Company shall have no more than five (5) directors. The office of a director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the Company, (iv) is removed from office pursuant to any other provisions of the Amended Company Charter, (v) without consent of the other directors, is absent from meetings of the Company directors for a continuous period of six months, or (vi) is prohibited by the laws of the Cayman Islands from acting as a director.

The Company’s officers are elected by and serve at the discretion of the board of directors of the Company.

6.D. Employees

As of December 31, 2023, 2024 and 2025, we had 33, 29 and 28 full-time employees respectively, all of our employee are based in Hong Kong. The following table sets forth the number of our employees categorized by function as of the date of this annual report:

Functions	As of December 31, 2025
Accounting	6
Air Freight Operations	8
Customer Services	2
HR & Admin	5
Management	4
Sales & Marketing	1
Sea Freight Operation	2
Total	28

We believe that we offer our employees competitive compensation packages and a merit-based work environment that encourages initiative, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. Our management considers our employees as key assets which play a pivotal role in our continuous growth. We believe that we maintain a good working relationship with our employees and we have not experienced any significant labor disputes. None of our employees is represented by labor unions.

6.E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our Ordinary Shares as of the date of this annual report by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our Ordinary Shares.

The calculations in the table below are based on 15,376,572 Ordinary Shares issued and outstanding as of the date of this annual report. All of our shareholders who own our Ordinary Shares have the same voting rights.

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

	Ordinary Shares Beneficially Owned
	Number of Ordinary Shares	%
Directors and Executive Officers†:
Yee Kit Chan	—	—%
Chunlin Tong	—	—%
Man Kiu Chan	—	—%
Kim Fung Keith Ching	—	—%
Ho Pan Darren Kwok	—	—%
Sheung Yuk Clara Chiu	—	—%
Hang Tat Gabriel Chan (resigned)	42,750	0.28%
Chun Kit Tsui (resigned)	—	—%
Yong Yao (retired)	—	—%
Lai Ping Chan (retired)	—	—%
Eric Chen(1) (retired)	—	—%
Tsao-Lung Lai (retired)	—	—%
Zijian Tong (retired)	—	—%
All Directors and Executive Officers as a Group	—	—%

Principal Shareholders holding 5% or more†:
Great Rank Limited(1)	2,089,000	13.59%
Quanyong Hou	881,431	5.73%
Lijun Lu	919,207	5.98%
Xiaoqing Zhu	1,227,708	7.98%
Yudian Liu	1,221,412	7.94%
Jing Liu	1,208,821	7.86%
Chuanbiao Liao	1,234,005	8.03%

†	Except otherwise disclosed, the business address of each Directors, Executive Officers and principal shareholders is Unit 1703, 17/F, First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Kowloon, Hong Kong.

(1)	Represents 2,089,000 Ordinary Shares held by Great Rank Limited. Mr. Huaixi Yang has voting and investment control over the securities held by Great Rank Limited.

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

At 31 December 2025, it was owned as to 50%, 25% and 25% by Mr. Yee Kit Chan, one of the directors of the Company, Ms. Jingyu Hao (the spouse of Mr. Chan), and Ms. Hoi Huen Heidi Chan (the daughter of Mr. Chan), respectively.

At 31 December 2024, it was wholly owned by Ms. Jingyu Hao.

Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of one of the directors, Mr. Chan.
Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the directors of PSIHK, Mr. Kin Yin Alfred Kwong.

Summary of balances with related parties

		As of December 31,
Amounts due to related parties:	Notes	2023	2024	2025
Profit Sail International Express (SZX) Company Limited	(1)	$153,317	$3,056	$21,554
Rich Fame International Limited	(1)	111,090	104,231	45,000
Top Star E-Commerce Logistics Limited	(1)	205,127	—	—
Total		$469,534	$107,287	$66,554

		As of December 31,
Amounts due from a related party:	Notes	2023	2024	2025
Profit Sail International Express (SZX) Company Limited	(2)	$117,327	$—	$939.370
Total		$117,327	$—	$939.370

Notes:

(1)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(2)	General and administrative expenses paid by the Company on behalf of the related parties. Amounts due from related parties are non-trade, unsecured, non-interest bearing, repayable on demand and are for business development purposes.

Amount due from Profit Sail International Express (SZX) Company Limited has been subsequently settled and the outstanding balance as at the reporting date is nil. Amounts due to related parties have been paid and no balance as of the reporting date.

Summary of related party transaction

A summary of trade transactions with related parties for years ended December 31, 2023, 2024 and 2025 are listed below:

	For the years ended December 31,
Services fee income from related parties:	2023	2024	2025
Profit Sail International Express (SZX) Company Limited	$346,705	$260,046	$963,344
Total	$346,705	$260,046	$963,344

The amounts for the years ended December 31, 2023, 2024 and 2025 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the years ended December 31,
Freight charges and other handling charges charged by related parties:	2023	2024	2025
Profit Sail International Express (SZX) Company Limited	$706,432	$1,699,760	$694,798
Top Star E-Commerce Logistics Limited	4,316,065	492,052	—
Total	$5,022,497	$2,191,812	$694,798

The amounts for the years ended December 31, 2023, 2024 and 2025 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

		For the years ended December 31,
Other income – management fee income from related parties:	Notes	2023	2024	2025
Profit Sail International Express (SZX) Company Limited	(1)	$25,961	$17,103	$14,272
Total		$25,961	$17,103	$14,272

(1)	The amounts for the years ended December 31, 2023, 2024 and 2025 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to the related party.

	For the years ended December 31,
IT maintenance fee charged by a related party:	2023	2024	2025
Rich Fame International Limited	$359,090	$109,231	$—
Total	$359,090	$109,231	$—

The amounts for the years ended December 31, 2023, 2024 and 2025 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and cloud hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The annual information technology services fee was equivalent to approximately $359,090, $109,231 and Nil for the years ended December 31, 2023, 2024 and 2025, respectively.

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

Authorized Share Capital

The authorized share capital of the Company is US$50,000 divided into 62,500,000 Shares, 50,000,000 of which shall be Ordinary Shares, US$0.0008 par value per share, and 12,500,000 shares of which shall be Undesignated Shares, US$0.0008 par value per share.

Number and Qualification of Directors

Unless otherwise determined by the Company in general meeting, the number of directors shall be up to five (5) and the majority of whom shall be independent directors under the Designated Stock Exchange Rules (as defined in the Amended Company Charter), the exact number of directors to be determined from time to time by the board of directors.

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

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Following the consummation of the Business Combination, we have assumed the Unit Purchase Option that AIB sold to Maxim Group LLC, for $100, which consists of an option to purchase up to a total of 431,250 Option Units (before Reverse Stock Split) exercisable, in whole or in part, at $11.00 (before Reverse Stock Split) or $88.00 (after Reverse Stock Split) per unit, commencing on the consummation of the Business Combination. The Unit Purchase Option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from January 18, 2022. Upon exercise, each Option Unit contains one Ordinary Share and one right. Each right, upon automatic conversion at issuance, entitles the holder thereof to receive one-tenth (1/10) of an Ordinary Share upon the consummation of the Business Combination.

On November 12, 2025, the Company completed a private placement pursuant to a securities purchase agreement and issued an aggregate of 5,332,216 units at a purchase price of US$1.80 per unit. Each unit consisted of: (i) one Ordinary Share, par value US$0.0008 per share; and (ii) one Warrant to purchase up to two Ordinary Shares. The Warrants entitle holders to purchase up to an aggregate of 10,664,432 additional Ordinary Shares at an exercise price of US$2.16 per Ordinary Share, subject to customary anti-dilution adjustments, and expire five years from issuance. All Warrants issued during the private placement have been fully exercised in their entirely prior to April 30, 2026, the reporting date of this Form 20-F on a cashless basis. Accordingly, no Warrants from this issuance were outstanding, unexercised or otherwise unsettled as of the reporting date. Full exercise of these Warrants on a cashless basis resulted in the issuance of additional 6,753,470 ordinary shares of the Company with corresponding adjustments from warrant-related liabilities to share capital and additional paid-in capital recorded in the consolidated balance sheet and consolidated statement of changes in shareholders’ equity as at the reporting date.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024 and 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

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

Internal Control over Financial Reporting (ICFR)

Prior to the Business Combination, we were a private company with limited accounting personnel and other resources with which to address out internal control over financial reporting. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting.

In the preparation of our consolidated financial statements as included in this annual report, we identified one material weakness in our internal control over financial reporting as of December 31, 2025. As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

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

To mitigate our identified material weaknesses, we have engaged and recruited qualified financial and accounting advisory team and relevant staff with working experience in U.S. GAAP and SEC reporting requirements to strengthen our financial reporting function taken measures to improve our internal control over financial reporting. We plan to take measures including (i) establishing a comprehensive policy and procedure manual; (ii) implementing more regular and continuous U.S. GAAP accounting and financial reporting training programs for its accounting and financial reporting personnel, and (iii) enhancing oversight over and clarifying reporting requirements for, non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are accurate, complete and in compliance with U.S. GAAP and SEC reporting requirements.

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

ICFR has inherent limitations, including the possibility of human error, the circumvention or override of controlsm and the impact of changes in circumstances. Therefore, ICFR can provide only reasonable, not absolute, assurance regarding financial reporting reliability.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report on management’s ICFR assessment by our independent registered public accounting firm. As the Company is a Non-Accelerated Filer and a Foreign Private Issuer with market cap less than US$75 million, our independent registered public accounting firm is not required to attest to the effectiveness of our internal controls over financial reporting pursuant to Section 404 of the JOBS Act.

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

Item 16A. Audit Committee Financial Expert

The Company’s audit committee consists of Kim Fung Keith Ching, Ho Pan Darren Kwok and Sheung Yuk Clara Chiu,. Kim Fung Keith Ching is the chairperson of the Company’s audit committee. Each of Kim Fung Keith Ching, Ho Pan Darren Kwok and Sheung Yuk Clara Chiu satisfies the independence requirements under Rule 5605(c)(2) of the Nasdaq Stock Market Rules and meets the criteria for independence set forth in Rule 10A-3 of the Exchange Act, as well as the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

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

Item 16C. Principal Accountant Fees and Services

WWC, P.C. acted as the independent auditor of the Company for the years ended December 31, 2023, 2024, 2025. Audit services provided by WWC, P.C. for fiscal years ended December 31, 2023, 2024, and 2025 included the examination of the consolidated financial statements of the Company; and services related to periodic filings made with the SEC.

Fees Paid to Independent Registered Public Accounting Firm

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C., our independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
Services	2023	2024	2025
	US$	US$	US$
Audit Fees	248,000	320,000	340,000
Total	248,000	320,000	340,000

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

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Company, effective on June 17, 2025 (incorporated by reference to Exhibit 3.1 on Company’s Form 6-K, filed with the SEC on June 23, 2025)
2.1	Specimen Ordinary Share Certificate of the Company (incorporated by reference to Exhibit 4.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
2.2	Rights Agreement dated January 18, 2022, between AIB Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
2.3*	Description of Securities
4.1	Registration Rights Agreement, dated January 18, 2022, by and among AIB and certain security holders (incorporated by reference to Exhibit 10.6 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.2	Private Placement Unit Purchase Agreement, dated January 18, 2022, by and between AIB and Maxim (incorporated by reference to Exhibit 10.7 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.3	Private Placement Unit Purchase Agreement, dated January 18, 2022, by and between AIB and AIB LLC (incorporated by reference to Exhibit 10.8 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.4	Unit Purchase Option, dated January 21, 2022, issued by AIB to Maxim Partners LLC (incorporated by reference to Exhibit 10.9 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.5	Administrative Support Agreement, dated January 18, 2022, by and between AIB and the Sponsor (incorporated by reference to Exhibit 10.10 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.6	Form of Lock-Up Agreement, dated as of December 27, 2023, by and among the Company, AIB LLC, PSI, AIB, and shareholders of PSI (incorporated by reference to Exhibit 10.15 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.7	Form of Shareholder Support Agreement, dated as of December 27, 2023, by and among the Company, PSI, certain shareholders of PSI, AIB, certain shareholders of AIB, and AIB LLC (incorporated by reference to Exhibit 10.16 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.8	Form of Registration Rights Agreement, dated as of December 27, 2023, by and among the Company, AIB, and certain investors of AIB and PSI (incorporated by reference to Exhibit 10.17 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.9	Share Escrow Agreement, dated as of July 16, 2024, by and among the Company, Sponsor, and Continental Stock Transfer & Trust Company as Escrow Agent (incorporated by reference to Exhibit 3.8 to Shell Company Report on Form 20-F (File No. 001-42182) filed with the SEC on July 24, 2024)
4.10	Employment Agreement by and between the Company and Hang Tat Gabriel Chan, dated December 31,2024 (incorporated by reference to Exhibit 10.1 on Company’s Form 6-K, filed with the SEC on December 31, 2024)

4.11#	Business Combination Agreement, among the Company, PSI, AIB, Sponsor, PSI Merger Sub I, and PSI Merger Sub II, dated December 27, 2023 (incorporated by reference to Exhibit 2.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.12	Plan of Second Merger (incorporated by reference to Exhibit 2.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.13	2024 Share Incentive Plan of the Company (incorporated by reference to Exhibit 10.19 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.14	Form of Indemnification Agreement between the Company and each executive officer and director of the Company (incorporated herein by reference to Exhibit 10.1 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.15	Form of Employment Agreement between the Company and each executive officer of the Company (incorporated herein by reference to Exhibit 10.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.16	Form of Director Agreement between Registrant and each director of the Company (incorporated herein by reference to Exhibit 10.3 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.17	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of Office Space No.1 on 17th Floor of First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong, dated April 7, 2025. (incorporated by reference to Exhibit 4.17 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)
4.18	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of Office Space No.2 on 17th Floor of First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong, dated April 7, 2025. (incorporated by reference to Exhibit 4.18 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)
4.19	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of Motor Vehicle Parking Space No.1 in First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong, dated April 7, 2025. (incorporated by reference to Exhibit 4.19 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)
4.20	Sales and Purchase Agreement between Profit Sail Int’l Express (H.K.) Limited and First Commercial Centre Company Limited of Motor Vehicle Parking Space No.2 in First Group Centre, 23 Wang Chiu Road, Kowloon Bay, Hong Kong, dated April 7, 2025. (incorporated by reference to Exhibit 4.20 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)
4.21	Rights Agreement dated January 18, 2022, between AIB Acquisition Corporation and Continental Stock Transfer & Trust Company, as rights agent (incorporated by reference to Exhibit 4.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
4.22	Form of Warrant (incorporated by reference to Exhibit 4.1 on Company’s Form 6-K filed with the SEC on November 13, 2025)
4.23	Form of Placement Agency Agreement (incorporated by reference to Exhibit 10.1 on Company’s Form 6-K filed with the SEC on November 13, 2025)
4.24	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.2 on Company’s Form 6-K filed with the SEC on November 13, 2025)
4.25	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 on Company’s Form 6-K filed with the SEC on November 13, 2025)
4.26	Form of Escrow Agreement (incorporated by reference to Exhibit 10.4 on Company’s Form 6-K filed with the SEC on November 13, 2025)
8.1*	List of Subsidiaries of the Company
11.1	Code of Business Conduct and Ethics of the Company, effective on July 18, 2024 (incorporated herein by reference to Exhibit 99.2 to Company’s Amendment No. 1 to the Registration Statement on Form F-4 (File No. 333-279807), as amended, initially filed with the SEC on June 14, 2024)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of WWC, P.C., as the independent registered accounting firm for PS International Group Ltd.
97.1	Executive Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of the annual report of foreign private issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025)
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith.

#	Schedules and annexes have been omitted

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PS International Group Ltd.

By:	/s/ Yee Kit Chan
	Name:	Yee Kit Chan
	Title:	Chairman of the Board and Director

Date: April 30, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
PS International Group Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PS International Group Ltd. and its subsidiaries (collectively the “Company”) as of December 31, 2024 and 2025, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31 , 2025, in conformity with accounting principles generally accepted in the United States of America.

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

April 30, 2026

We have served as the Company’s auditor since November 17, 2021.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2024 AND 2025
(IN U.S. DOLLARS)

	December 31, 2024	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents	$8,164,080	$8,940,871
Restricted cash	2,192,015	2,198,786
Accounts receivable, net	12,802,626	9,454,474
Accounts receivable – related parties	112,188	878,876
Contract assets, net	1,057,671	465,717
Loan receivable, net	—	1,996,208
Marketable equity securities	—	4,980,098
Amount due from a related party, net	—	938,938
Prepayments and other current assets, net	67,822	256,464
Total current assets	24,396,402	30,110,432

Non-current assets
Property, plant and equipment, net	127,386	4,320,685
Right-of-use assets	130,134	94,573
Total non-current assets	257,520	4,415,258
TOTAL ASSETS	$24,653,922	$34,525,690

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED BALANCE SHEETS (cont.)
AS OF DECEMBER 31, 2024 AND 2025
(IN U.S. DOLLARS)

	December 31, 2024	December 31, 2025
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$11,307,340	$10,292,377
Accounts payable – related parties	221,098	32,798
Contract liabilities	1,525	25
Other payables and accrued liabilities	445,333	502,419
Provisions for compensation and penalty	1,574,240	—
Tax payables	17,465	—
Lease liabilities – current	101,947	56,266
Borrowings	—	4,737,524
Amounts due to related parties	107,287	66,554
Warrant liabilities	—	22,383,800
Dividend payables	54,821	54,821
Total current liabilities	13,831,056	38,126,584

Non-current liability
Lease liabilities – non-current	29,378	39,177
Total non-current liability	29,378	39,177
TOTAL LIABILITIES	13,860,434	38,165,761

COMMITMENTS AND CONTINGENCIES

EQUITY (DEFICIT)
Ordinary shares, par value $0.0008 per share, 62,500,000 shares authorized including 50,000,000 Ordinary Shares and 12,500,000 Undesignated Shares; 3,247,117 and 8,623,102 issued and outstanding as of December 31, 2024 and 2025, respectively*	2,598	6,898
Additional paid-in capital*	10,575,529	11,350,850
Retained earnings (Accumulated deficit)	133,277	(15,081,537)
Accumulated other comprehensive loss	(41,439)	(41,439)
Total shareholders’ equity (deficit)	10,669,965	(3,765,228)
Non-controlling interest	123,523	125,157
TOTAL EQUITY (DEFICIT)	10,793,488	(3,640,071)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,653,922	$34,525,690

*	The share data has been retroactively restated to reflect the current capital structure of the Company (See Note 1).

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(IN U.S. DOLLARS)

	For the years ended December 31,
	2023	2024	2025
REVENUES	$139,673,764	$86,906,423	$52,187,740
REVENUES – RELATED PARTIES	346,705	260,046	963,344
TOTAL REVENUE	140,020,469	87,166,469	53,151,084

COST OF REVENUE	122,245,091	81,442,707	51,422,948
COST OF REVENUE – RELATED PARTIES	5,022,497	2,191,830	694,798
TOTAL COST OF REVENUE	127,267,588	83,634,537	52,117,746

GROSS PROFIT	12,752,881	3,531,932	1,033,338

(Provision for) Reversal of compensation and penalty	(1,245,625)	—	1,458,856
General and administrative expenses	(5,526,360)	(8,804,171)	(4,021,539)
Total operating expenses	$(6,771,985)	$(8,804,171)	$(2,562,683)

INCOME (LOSS) FROM OPERATIONS	$5,980,896	$(5,272,239)	$(1,529,345)

OTHER INCOME (EXPENSE)
Interest income	79,207	66,101	50,582
Interest expense	(1,291)	—	(35,052)
Other income	143,340	37,426	38,741
Loss on Private Placement	—	—	(6,060,367)
Issuance costs related to Private Placement	—	—	(1,023,625)
Change in fair value of warrant liabilities	—	—	(6,729,709)
Unrealized gains on marketable equity securities	—	—	2,300
Other (loss) gain	(208,232)	(9,104)	75,023
Total other income (expense), net	13,024	94,423	(13,682,107)

INCOME (LOSS) BEFORE INCOME TAX	$5,993,920	$(5,177,816)	$(15,211,452)
INCOME TAX (EXPENSE) BENEFIT	(1,381,729)	358,684	(1,728)
NET INCOME (LOSS)	$4,612,191	$(4,819,132)	$(15,213,180)
LESS: NET INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	34,785	7,707	1,634
NET INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY	$4,577,406	$(4,826,839)	$(15,214,814)

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (cont.)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(IN U.S. DOLLARS)

	For the years ended December 31,
	2023	2024	2025
TOTAL COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY	$4,577,406	$(4,826,839)	$(15,214,814)
WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING*:
Basic and diluted	2,500,000	2,797,435	3,995,301
NET INCOME (LOSS) PER ORDINARY SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLERS OF THE COMPANY:
Basic and diluted	$1.83	$(1.73)	$(3.81)

*	The share data has been retroactively restated to reflect the current capital structure of the Company (See Note 1).

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(IN U.S. DOLLARS)

	Number of Shares*	Ordinary Shares*	Additional Paid-in Capital*	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity (Deficit)	Non- Controlling Interest	Total Equity (Deficit)
Balance as of December 31, 2022	2,500,000	2,000	7,875,540	4,346,922	(41,439)	12,183,023	83,698	12,266,721
Net income	—	—	—	4,577,406	—	4,577,406	34,785	4,612,191
Dividends	—	—	—	(3,964,212)	—	(3,964,212)	(2,667)	(3,966,879)
Balance as of December 31, 2023	2,500,000	2,000	7,875,540	4,960,116	(41,439)	12,796,217	115,816	12,912,033

Balance as of December 31, 2023	2,500,000	2,000	7,875,540	4,960,116	(41,439)	12,796,217	115,816	12,912,033
Net loss	—	—	—	(4,826,839)	—	(4,826,839)	7,707	(4,819,132)
Issuance of shares upon recapitalization	447,633	359	(6,376,550)	—	—	(6,376,191)	—	(6,376,191)
Issuance of shares for services provided	87,734	70	5,018,680	—	—	5,018,750	—	5,018,750
Share issuance cost	—	—	(1,544,522)	—	—	(1,544,522)	—	(1,544,522)
Share-based compensation	—	—	5,819,773	—	—	5,819,773	—	5,819,773
Exercise of stock options	211,750	169	16,771	—	—	16,940	—	16,940
Forfeiture of stock options	—	—	(234,163)	—	—	(234,163)	—	(234,163)
Balance as of December 31, 2024	3,247,117	2,598	10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488

Balance as of December 31, 2024	3,247,117	2,598	10,575,529	133,277	(41,439)	10,669,965	123,523	10,793,488
Net loss	—	—	—	(15,214,814)	—	(15,214,814)	1,634	(15,213,180)
Issuance of shares upon Private Placement	5,332,216	4,265	—	—	—	4,265	—	4,265
Share-based compensation	—	—	771,856	—	—	771,856	—	771,856
Issuance of fraction shares upon Reverse Stock Split	19	—	—	—	—	—	—	—
Exercise of stock options	43,750	35	3,465	—	—	3,500	—	3,500
Balance as of December 31, 2025	8,623,102	6,898	11,350,850	(15,081,537)	(41,439)	(3,765,228)	125,157	(3,640,071)

*	The share data has been retroactively restated to reflect the current capital structure of the Company (See Note 1).

The accompanying notes are an integral part of these audited consolidated financial statements.

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(IN U.S. DOLLARS)

	For the years ended December 31,
	2023	2024	2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,612,191	$(4,819,132)	$(15,213,180)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	164,419	57,517	52,079
Depreciation of right-of-use assets	105,340	97,789	110,858
Unrealized gains on marketable equity securities	—	—	(2,300)
Loss on Private Placement	—	—	6,060,367
Issuance costs related to Private Placement	—	—	1,023,625
Change in fair value of warrant liabilities	—	—	6,729,709
Provisions for (Reversal of) compensation and penalty	1,245,625	—	(1,458,856)
Share-based compensation expenses	—	5,585,610	771,856
Provision for (Reversal of) expected credit losses, net	56,557	(85,152)	(5,187)
Changes in operating assets and liabilities:
Decrease (Increase) in:
Accounts receivable	(9,097,664)	7,418,372	3,365,755
Accounts receivable – related parties	8,101	(100,303)	(766,688)
Contract assets	(26,833)	(73,506)	593,673
Amounts due from related parties	766,111	118,275	(939,370)
Other current assets	106,898	23,795	(198,553)
Tax recoverable	2,033,861	—	—
(Decrease) Increase in:
Accounts payable	6,799,732	(6,864,354)	(1,014,963)
Accounts payable – related parties	(54,879)	(253,063)	(188,300)
Amounts due to related parties	(87,989)	(362,247)	(40,733)
Tax payables	737,196	(719,731)	(17,465)
Provision for compensation	—	—	(115,384)
Other payables and accrued liabilities	85,069	(1,763,120)	57,086
Contract liabilities	(2,529)	(2,490)	(1,500)
Lease liabilities	(114,636)	(102,269)	(111,179)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$7,336,570	$(1,844,009)	$(1,308,650)

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025
(IN U.S. DOLLARS)

	For the years ended December 31,
	2023	2024	2025
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant and equipment	$(1,549)	$—	$(4,245,378)
Decrease in restricted cash with maturity of more than three months when acquired	2,230,607	718,828	—
Purchase of marketable equity securities	—	—	(4,977,798)
Loan granted	—	—	(2,000,000)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITES	$2,229,058	$718,828	$(11,223,176)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	$(3,966,879)	$—	$—
Proceeds from Private Placement	—	—	9,597,989
Payments of issuance costs	—	(1,544,522)	(1,023,625)
Proceeds from exercise of stock options	—	16,940	3,500
Expiry of unpresented check for dividend paid to shareholders in prior years	—	26,667	—
Proceeds from bank borrowings	—	—	2,750,000
Proceeds from other borrowings	—	—	2,009,569
Payments of bank loan interest	(130,927)	—	(22,045)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITES	$(4,097,806)	$(1,500,915)	$13,315,388
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	$5,467,822	$(2,626,096)	$783,562
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF YEAR	7,514,369	12,982,191	10,356,095
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF YEAR	$12,982,191	$10,356,095	$11,139,657

Cash and cash equivalents at end of year	10,769,662	8,164,080	8,940,871
Restricted cash at end of year	2,931,357	2,192,015	2,198,786
Restricted cash with maturity of three months or more when acquired at end of year	(718,828)	—	—
Total cash and cash equivalents and restricted cash shown in the audited consolidated statements of cash flows	$12,982,191	$10,356,095	$11,139,657

PS INTERNATIONAL GROUP LTD.
AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (cont.)
FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(IN U.S. DOLLARS)

	For the years ended December 31,
	2023	2024	2025
Supplemental disclosure of cash flow information
Interest received	79,207	66,101	50,582
Interest paid	(1,291)	—	(26,365)
Income tax refunded	1,389,328	—	66,574
Income tax paid	—	(361,047)	(85,767)

Non-cash investing and financing activities
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	—	168,678	75,297
Deemed distribution to AIB’s shareholders in reverse recapitalization	—	6,376,191	—
Issuance of ordinary shares of the Company for services provided	—	5,018,750	—

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

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(a) Organization (cont.)

AIB was deregistered on August 6, 2025. Such change in the group structure did not have material impact to the audited consolidated financial statements of the Company.

Reverse Stock Split

On October 6, 2025, the Company effected a reverse stock split of the Company’s issued and outstanding ordinary shares, by a ratio of 8-to-1 (the “Reverse Stock Split”). Accordingly, all ordinary shares, warrants and stock options, as well as per share information, for all periods presented in the audited consolidated financial statements and notes thereto have been adjusted retrospectively to reflect this Reverse Stock Split. The Reverse Stock Split increased the par value share of the Company’s ordinary shares to $0.0008.

Private Placement

On November 7, 2025, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with certain purchasers (the “Purchasers”) identified therein for a private placement (the “Private Placement”) of up to 5,332,216 units, each consisting of (i) one ordinary share, par value $0.0008 per share (the “Ordinary Shares”), of the Company (or at the election of the purchaser, one pre-funded warrant (the “Pre-Funded Warrant”) in lieu thereof) and (ii) one warrant (the “Warrant,” and collectively with the Ordinary Shares and the Pre-Funded Warrant, the “Securities”) to purchase up to two Ordinary Shares, at an offering price of $1.80 per unit. The closing of the Private Placement took place on November 12, 2025 and the Company issued to the Purchasers 5,332,216 Ordinary Shares and Warrants to purchase up to 10,664,432 additional Ordinary Shares for aggregate gross proceeds of $9,597,989 and net proceeds of $8,574,364 after deducting placement agent fees and other offering expenses payable by the Company, and excluding any proceeds from the exercise of any Warrant.

Pursuant to the Securities Purchase Agreement, the Warrant became exercisable on their initial exercise date and will expire 5 years from the date of issuance. The exercise price per Ordinary Share purchasable upon exercise of the Warrant is $2.16 per Ordinary Share. The exercise price of the Warrant and number of Ordinary Shares issuable upon exercise are subject to appropriate adjustment in the event of share dividends, share splits, share combinations, reorganizations or similar events affecting the Ordinary Shares. Each Warrant is exercisable at the option of the Purchasers at any time on or after the issuance date until the five-year anniversary of the issuance date.

(b) Principal activities

The Company is a freight forwarding service provider with networks across the globe. The Company conducts its operations through PSIHK and BGG (collectively the “Operating Subsidiaries”) in Hong Kong.

The Operating Subsidiaries provide air and ocean export and import freight forwarding services with optional ancillary logistics related services (such as cargo pick up, cargo handling at ports and local transportation) and warehousing related services (such as repackaging, labelling, palletization, preparation of shipping documentation, arrangement of customs clearance and warehousing) to meet the requirements of the customers.

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

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates

The preparation of the audited consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates. Significant estimates include, but are not limited to, the fair value measurement of warrant liabilities, including the selection of appropriate valuation models and assumptions for the year ended December 31, 2025 (2024: valuation and recognition of share-based compensation).

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

	For the years ended December 31,
	2023	2024	2025
Year end $: HKD exchange rate	7.8000	7.8000	7.8000
Year average $: HKD exchange rate	7.8000	7.8000	7.8000

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

Restricted cash

Restricted cash represents amounts held by bank as security for banking facilities and therefore is not available for the Company’s use until such time as the banking facilities have been fulfilled or expired. The facilities include bank borrowings and a letter of guarantee. As of December 31, 2025, the bank borrowings of $2,727,955 are used to purchase the building with net carrying value of $4,221,256. The letter of guarantee of $120,513 (2024: $384,615) for operation from these banking facilities were utilized remaining unused portion of $1,417,948 (2024: $1,153,846) as of December 31, 2025.

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

The Company’s financial instruments primarily consist of cash and cash equivalents, restricted cash, accounts receivable, loan receivable, marketable equity securities, other current assets, accounts payable, other payables and accrued liabilities, borrowings, dividend payables, warrant liabilities and amounts due from/to related parties.

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, loan receivable, marketable equity securities, other current assets, accounts payable, other payables and accrued liabilities, borrowings, dividend payables and amounts due from/to related parties approximate their fair value.

The warrant liabilities are adjusted to fair value on a recurring basis using the Black-Scholes valuation method. The Company determines fair value for warrant liabilities with Level 3 inputs because it requires unobservable inputs including liquidity discount and volatility in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

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

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and applicable authoritative guidance in ASC 480, Distinguishing Liabilities from Equity, and ASC 815, Derivatives and Hedging. The assessment considers whether the warrants are freestanding financial instruments, whether they meet the definition of a liability under ASC 480, and whether they meet all of the criteria for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the Company has sufficient authorized and unissued shares to settle the instruments, among other conditions. This assessment requires the use of judgment and is performed at the time of issuance and reassessed at each reporting date while the warrants are outstanding.

Warrants that meet all of the criteria for equity classification are recorded as a component of additional paid-in capital at the time of issuance and are not subsequently remeasured. Warrants that do not meet all of the criteria for equity classification are recorded as liabilities at their fair value on the date of issuance and are subsequently remeasured to fair value at each reporting date, with changes in fair value recognized in the consolidated statements of operations and comprehensive income (loss).

The Company has determined that its Warrants do not meet the criteria for equity classification under ASC 815 and are therefore classified as liabilities. The Warrants may require net cash settlement upon the occurrence of events that are not solely within the control of the Company.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Marketable equity securities

The Company’s investments in marketable equity securities are carried at fair value with the changes in unrealized gains and losses recognized in the audited statements of operations and comprehensive income (loss).

Accounts receivable

Accounts receivable are measured at amortized cost less an allowance for expected credit loss as needed.. The allowance for expected credit loss is the Company’s best estimate of the amount of probable credit losses in the Company’s existing receivables from customers. The Company assess the allowance by pooling receivables that have similar risk characteristics and evaluates receivables individually when specific receivables no longer share those risk characteristics. In evaluating the expected credit loss, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current creditworthiness and current or future economic trends. Accounts are written off after exhaustive efforts at collection. The Company only grants credit terms to established customers who are deemed to be financially responsible. Credit periods to customers are normally within 45 days after customers received services provided by the Company. If allowance for expected credit losses are to be provided for, or written off, they would be recognized in the audited consolidated statements of operations and comprehensive income (loss) within operating expenses. Balance of allowance for expected credit losses was $80,056 and $62,453 as of December 31, 2024 and 2025, respectively.

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

Depreciation is provided over their estimated useful lives, using the straight-line method. Estimated useful lives are as follows:

Buildings	22 years
Leasehold improvements	life of lease
Machinery and equipment	4 to 5 years
Motor vehicles	3.3 to 10 years
Furniture and fixture	5 years

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

There was no impairment loss recognized for the years ended December 31, 2023, 2024 and 2025.

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

Adoption of new accounting standard

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Company adopted this update beginning January 1, 2025 and the required information was disclosed in Note 23.

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

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue recognition (cont.)

Contract assets include billed and unbilled amounts resulting from in-transit shipments, as the Company has an unconditional right to payment only once all performance obligations have been completed (e.g., shipments have been delivered). Contract assets are generally classified as current, and the full balance is converted each reporting period based on the short-term nature of the transactions. Gross contract assets related to in-transit shipments totaled $1,060,590 and $466,917 at December 31, 2024 and 2025, respectively. Contract assets are included within current assets in the accompanying audited consolidated balance sheets.

Contract liabilities are recognized when the Company receives prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $1,525 and $25 at December 31, 2024 and 2025, respectively. The revenue recognized during the years ended December 31 2023, 2024 and 2025 that was included in contract liabilities as of January 1, 2023, 2024 and 2025 amounted to $6,544, $4,015 and $1,525 respectively.

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

Advertising

All advertising costs are expensed as incurred. During the years ended December 31, 2023, 2024 and 2025, the total amount charged to the audited consolidated statements of operations and comprehensive income (loss) in respect of the Company’s advertising costs incurred was $12,592, $4,465 and $3,516, respectively.

Employee benefit plan

Employees of the Company located in Hong Kong participate in a defined contribution Mandatory Provident Fund retirement benefit scheme by the local laws in Hong Kong. During the years ended December 31, 2023, 2024 and 2025, the total amount charged to the audited consolidated statements of operations and comprehensive income (loss) in respect of the Company’s costs incurred in the scheme was $66,776, $57,907 and $55,926 respectively.

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

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Offering costs associated with the Private Placement

The Company complies with the requirements of ASC 340-10-S99-1 and SEC Staff Accounting Bulletin Topic 5A - Expenses of Offering. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Private Placement. Offering costs directly attributable to the issuance of an equity contract to be classified in equity are recorded as a reduction in equity. Offering costs for equity contracts that are classified as assets and liabilities are expensed immediately. The Company incurred offering costs in an aggregated amount of $1,023,625, consisting of $892,853 of placement agent service fee and $130,772 of other offering costs for the year ended December 31, 2025.

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

The Company also follows ASC 740, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. As of December 31, 2024 and 2025, the Company did not have an asset for unrecognized tax benefits. It is the Company’s policy to include penalties and interest expense related to income taxes as a component of other expense and interest expense, respectively, as necessary. The Company’s historical tax years will remain open for examination by the local authorities until the statute of limitations has passed.

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

Earnings (Loss) per share

The Company calculates earnings (loss) per share in accordance with ASC 260, Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) by the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive securities had been issued and if the potentially dilutive securities were dilutive. As of December 31, 2023, there were no potentially dilutive securities. As of December 31, 2024 and 2025, the Company’s potentially dilutive securities, which include share options and warrants, have been excluded from the computation of diluted loss per share as the effect would be to reduce the loss per share. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted loss per share attributable to shareholders is the same.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and environmental claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, contracts breach liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. The Company’s management has evaluated all such proceedings and claims that existed as of December 31, 2024 and 2025.

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

The provision for staff injury compensation of $328,615 was recognized as expenses in prior years and classified as a current liability in the audited consolidated financial statements as of December 31, 2024.

During the year ended December 31, 2025, the staff injury case was settled, and the related costs were fully covered by the Company’s insurance provider. Consequently, the previously recognized provision for staff injury compensation of $328,615 was reversed during the year ended December 31, 2025.

Provision for penalty

The Company recognizes a provision for penalty claim in accordance with the requirements of ASC 450. The Company is currently involved in a dispute with one of its suppliers regarding a penalty claim. The supplier issued the penalty invoice due to the Company’s insufficient occupancy of the cargo aircraft capacity, which resulted in an inadequate load weight for the aircraft. As a result, the supplier charged the Company for freight rate, fuel surcharge, and security charges for a total amount of $1,245,625. As of December 31, 2023 and 2024, the best estimate of the amount is $1,245,625.

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

The provision for penalty of $1,245,625 was recognized as expenses for the year ended December 31, 2023 and classified as a current liability in the audited consolidated financial statements as of December 31, 2024. During the year ended December 31, 2025, management reached a settlement agreement with the supplier for $115,384, thereby resolving the dispute. Consequently, the previously recognized provision for penalty of $1,130,241 was reversed during the year ended December 31, 2025.

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

Pilot Subsidy Scheme for Third-party Logistics Service Providers

The Hong Kong government has launched the Pilot Subsidy Scheme for Third-party Logistics Service Providers (the “Pilot Scheme”) to encourage the adoption of latest technology and enterprise resource planning solution by the logistics sector for enhancing efficiency and productivity. All non-listed enterprises registered in Hong Kong providing third-party logistics services and with substantive business operations in Hong Kong are eligible to apply the Pilot Scheme. All conditions relating to these grants have been fulfilled. The grant of $8,270, Nil and Nil was recognized as other income in the audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, respectively.

Technology Voucher Programme

The Hong Kong government has launched the Technology Voucher Programme (the “TVP”) with the objective of supporting local enterprises and organizations in adopting technological services and solutions to enhance productivity, or upgrade or transform their business processes. All non-listed enterprises registered and with substantive business operation in Hong Kong are eligible to apply the TVP. All conditions relating to these grants have been fulfilled. The grant of $20,433, Nil and Nil was recognized as other income in the audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Related party

In general, related parties exist when there is a relationship that offers the potential for transactions at less than arm’s-length, favorable treatment, or the ability to influence the outcome of events different from that which might result in the absence of that relationship. A related party may be any of the following: a) an affiliate, which is a party that directly or indirectly controls, is controlled by, or is under common control with another party; b) a principal owner, owner of record or known beneficial owner of more than 10% of the voting interest of an entity; c) management, which are persons having responsibility for achieving objectives of the entity and requisite authority to make decisions; d) immediate family of management or principal owners; e) a parent company and its subsidiaries; and f) other parties that have ability to significantly influence the management or operating policies of the entity. The Company discloses all significant related party transactions.

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

Credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, accounts receivable and loan receivable. All of the Company’s cash and cash equivalents and restricted cash is maintained with banks in Hong Kong. Cash balances in bank accounts in Hong Kong are insured under the Deposit Protection Scheme introduced by the Hong Kong Government for a maximum amount of $102,564 (equivalent to HKD800,000). The Company has not experienced any losses in such accounts. A portion of the Company’s sales are credit sales which are primarily to customers whose abilities to pay are dependent upon the industry economics prevailing in these areas; however, concentrations of credit risk with respect to accounts receivable and contract assets is limited due to generally short payment terms. The Company also performs ongoing credit evaluations of its customers and borrowers to help further reduce credit risk. The maximum amount of loss due to credit risk are gross carrying amounts for these financial assets that disclosed in the consolidated balance sheets or elsewhere in the notes to the audited consolidated financial statements.

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

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in the ASU require public entities to disclose specified information about certain costs and expenses. Additionally, in January 2025, FASB issued ASU No. 2025-01, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date to clarify the effective date of ASU 2024-03. This ASU is effective for annual periods beginning after December 15, 2026 and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard on the audited consolidated financial statements and related disclosures.

In December 2025, the FASB issued ASU No. 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The ASU will be effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the audited consolidated financial statements and related disclosures.

NOTE 3 — CONCENTRATION OF REVENUES AND COST OF REVENUE

Concentration of major customers and suppliers:

	For the years ended December 31,
	2023		2024		2025
Major customers representing more than 10% of the Company’s revenues
Customer A	$105,392,369	75.27%	$34,217,896	39.26%	30,100,075	56.63%
Total Revenues	$105,392,369	75.27%	$34,217,896	39.26%	30,100,075	56.63%

Revenue from the Company’s major customers accounted for 75.27%, 39.26% and 56.63% of total revenues for the years ended December 31, 2023, 2024 and 2025, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 — CONCENTRATION OF REVENUES AND COST OF REVENUE (cont.)

	As of December 31,
	2023		2024		2025
Major customers of the Company’s accounts receivable Company A	$10,924,906	54.22%	$5,865,781	45.42%	$3,571,102	34.56%
Total	$10,924,906	54.22%	$5,865,781	45.42%	$3,571,102	34.56%

Accounts receivable from the Company’s major customers accounted for 54.22%, 45.42% and 34.56% of total accounts receivable balances as of December 31, 2023, 2024 and 2025, respectively.

	For the years ended December 31,
	2023		2024		2025
Major suppliers of the Company’s cost of revenue
Supplier A	$17,607,050	13.83%	$9,201,146	11.00%	5,656,777	10.85%
Supplier B	16,554,141	13.01%	4,428,406	5.29%	2,573,475	4.94%
Supplier C	5,986,829	4.70%	7,088,940	8.48%	2,930,554	5.62%
Supplier D	8,695,475	6.83%	12,574,008	15.03%	9,954,370	19.10%
Total Cost of Revenue	$48,843,495	38.37%	$33,292,500	39.80%	21,115,176	40.51%

Cost of revenue from the Company’s major suppliers accounted for 38.37%, 39.80% and 40.51% of total cost of revenue for the years ended December 31, 2023, 2024 and 2025, respectively.

	As of December 31,
	2023		2024		2025
Major suppliers of the Company’s accounts payable
Supplier A	$2,509,747	13.46%	$2,084,994	18.09%	1,085,894	10.52%
Supplier B	1,017,198	5.46%	335,049	2.91%	311,301	3.02%
Supplier C	827,832	4.44%	861,039	7.47%	541,009	5.24%
Supplier D	1,161,664	6.23%	1,156,233	10.03%	824,737	7.99%
Total	5,516,441	29.59%	$4,437,315	38.50%	2,762,941	26.77%

Accounts payable from the Company’s major suppliers accounted for 29.59%, 38.50% and 26.77% of total accounts payable balances as of December 31, 2023, 2024 and 2025, respectively.

NOTE 4 — OTHER INCOME

	For the years ended December 31,
	2023	2024	2025
Government grants	$28,703	$—	$—
Management fee income	29,423	4,276	3,567
Management fee income from related parties	25,961	17,103	14,272
Insurance compensation	55,903	—	—
Miscellaneous income	3,350	16,047	20,902
Total	$143,340	$37,426	$38,741

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 — OTHER (LOSS) GAIN

	For the years ended December 31,
	2023	2024	2025
Exchange (loss) gain	$(208,232)	$(9,104)	$75,023
Total	$(208,232)	$(9,104)	$75,023

NOTE 6 — PROVISIONS FOR COMPENSATION AND PENALTY

	As of December 31,
	2024	2025
Provision for compensation	$328,615	$—
Provision for penalty	1,245,625	—
Total	$1,574,240	$—

The provision for staff injury compensation represented the management’s estimated liability for work-related injuries incurred by its employee. The provision was calculated based on estimated maximum future cash outflows to settle the staff injury claim. The claim considered the assessment loss of earning capacity including the necessary period of absence from duty and the percentage of loss of earning capacity permanently caused to the employee as a result of the work injury in accordance with Hong Kong Employees’ Compensation Ordinance and ASC 450. In accordance with ASC 450-20-30-1, $328,615 was the estimated amount within the range of loss appears at the time to be a better estimate than any other amount within the range.

The provision for staff injury compensation of $328,615 was recognized as expenses in prior years and classified as current liability as of December 31, 2024. During the year ended December 31, 2025, the staff injury case was settled, and the related costs were fully covered by the Company’s insurance provider. Consequently, the previously recognized provision for staff injury compensation of $328,615 was reversed during the year ended December 31, 2025.

The provision for penalty claim represented the management’s estimated liability for a dispute with one of its suppliers regarding a penalty claim. The dispute arose due to the Company’s underutilization of the cargo aircraft’s capacity, leading to a suboptimal load weight on the aircraft. Consequently, the supplier levied charges on the Company for the freight rate, fuel surcharge, and security charges, amounting to a total of $1,245,625.

The provision for penalty claim of $1,245,625 was recognized as expenses in prior years and classified as current liability as of December 31, 2024. During the year ended December 31, 2025, management reached a settlement agreement with the supplier for $115,384, thereby resolving the dispute. Consequently, the previously recognized provision for penalty of $1,130,241 was reversed during the year ended December 31, 2025.

NOTE 7 — RESTRICTED CASH

Restricted cash represents amounts held by bank as security for banking facilities and therefore is not available for the Company’s use until such time as the banking facilities have been fulfilled or expired. The facilities include bank borrowings and a letter of guarantee. As of December 31, 2025, the bank borrowings of $2,727,955 are used to purchase the building with net carrying value of $4,221,256. The letter of guarantee of $120,513 (2024: $384,615) for operation from these banking facilities were utilized remaining unused portion of $1,417,948 (2024: $1,153,846) as of December 31, 2025.

As of December 31, 2024 and 2025, all restricted cash has original maturities of three months or less when acquired.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 — ACCOUNTS RECEIVABLE, NET

Accounts receivable is presented net of allowance for expected credit losses:

	As of December 31,
	2024	2025
Accounts receivable	$12,882,682	$9,516,927
Less: allowance for expected credit losses	(80,056)	(62,453)
Total	$12,802,626	$9,454,474

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2024	2025
Balance at beginning of the year	$(107,758)	$(80,056)
Reversal	27,702	17,603
Total	$(80,056)	$(62,453)

NOTE 9 — CONTRACT ASSETS, NET AND LIABILITIES

Contract assets is presented net of allowance for expected credit losses:

	As of December 31,
	2024	2025
Contract assets	$1,060,590	$466,917
Less: allowance for expected credit losses	(2,919)	(1,200)
Total	$1,057,671	$465,717

The movement of contract assets is as follows:

	As of December 31,
	2024	2025
Balance at beginning of the year	$987,084	$1,060,590
Additions	87,166,469	53,151,084
Reclassified to receivables due to billings	(87,092,963)	(53,744,757)
Total	$1,060,590	$466,917

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2024	2025
Balance at beginning of the year	$(2,949)	$(2,919)
Reversal	30	1,719
Total	$(2,919)	$(1,200)

Contract liabilities are recognized when the Company received prepayments from customers. Contract liabilities will be recognized as revenue when promised services are provided. Contract liabilities were $1,525 and $25 as of December 31, 2024 and 2025, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 — LOAN RECEIVABLE, NET

In December 2025, the Company entered into a loan agreement to lend $2,000,000 to an independent third party for business collaboration purposes. The loan is unsecured, bears interest at a rate of 6% per annum, and is repayable in three months, with an automatic roll-over for an additional three months.

Interest income of $10,000 (2024: Nil) from this loan receivable was recognized for the year ended December 31, 2025. The interest was subsequently settled.

Loan receivable is presented net of allowance for expected credit losses:

	As of December 31,
	2024	2025
Loan receivable, unsecured
—Principal	$—	$2,000,000
—Interest receivables	—	10,000
	$—	$2,010,000
Less: allowance for expected credit losses	—	(13,792)
Total	—	1,996,208

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2024	2025
Balance at beginning of the year	$—	$—
Provision	—	(13,792)
Total	$—	$(13,792)

NOTE 11 — PREPAYMENTS AND OTHER CURRENT ASSETS, NET

Prepayments and other current assets is presented net of allowance for expected credit losses:

	As of December 31,
	2024	2025
Prepayments and other current assets	$68,699	$257,252
Less: allowance for expected credit losses	(877)	(788)
Total	$67,822	$256,464

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2024	2025
Balance at beginning of the year	$(745)	$(877)
(Provision) Reversal	(132)	89
Total	$(877)	$(788)

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 — MARKETABLE EQUITY SECURITIES

Marketable equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and are reported at fair value, with unrealized gains and losses recognized in earnings.

Marketable equity securities consisted of the following:

	As of December 31,
	2024	2025
Cost	$—	$4,977,798
Unrealized gains	—	2,300
Total	$—	$4,980,098

The equity securities primarily consist of 830,000 shares of XMax Inc. (the “XWIN Shares”), which are listed on the Nasdaq Capital Market under the ticker symbol “XWIN” (2024: Nil). As of December 31, 2025, the XWIN Shares had a cost of $4,977,798 (2024: Nil) and a fair value of $4,980,098 (2024: Nil).

The XWIN Shares are pledged as collateral to secure other borrowings of $2,009,569 (2024: nil), which are included in current liabilities as of December 31, 2025.

The unrealized gains on marketable equity securities were $2,300 for the year ended December 31, 2025 (2024: Nil).

The Company determines the fair value of marketable equity securities using Level 1 inputs based on quoted market prices in active markets.

NOTE 13 — PROPERTY, PLANT AND EQUIPMENT, NET

As of December 31, 2024 and 2025, property, plant and equipment, net consisted of the following:

	As of December 31,
	2024	2025
Buildings	$—	$4,245,378
Leasehold improvements	116,729	116,729
Machinery and equipment	474,220	474,220
Motor vehicles	354,408	354,408
Furniture and fixture	94,261	94,261
Total property, plant and equipment, at cost	1,039,618	5,284,996
Less: accumulated depreciation	(912,232)	(964,311)
Total	$127,386	$4,320,685

Depreciation expenses for the years ended December 31, 2023, 2024 and 2025 were $164,419, $57,517 and $52,079, respectively.

On March 26, 2025, PSIHK, one of the Company’s Operating Subsidiaries, entered into several preliminary sale and purchase agreement with a seller for the acquisition of certain office premises and motor vehicle parking spaces located in Hong Kong for a total consideration of $4,245,378. The formal sale and purchase agreement was entered into on April 7, 2025.

The buildings with a cost of $4,245,378 and a net carrying value of $4,221,256 was pledged as collateral to secure long-term bank borrowings of $2,727,955 (2024: Nil), which are included in current liabilities as of December 31, 2025.

NOTE 14 — REVERSE RECAPITALIZATION

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

As part of the reverse recapitalization, the Company issued 447,633 ordinary shares to the shareholders of AIB at the transaction date. In addition, there were underwriting and advisory services and reverse recapitalization incremental cost to be settled by cash of $1,544,522 and 87,734 ordinary shares of the Company. The amounts were recorded in additional paid-in capital in the accompanying audited consolidated statements of changes in shareholders’ equity for the year ended December 31, 2024.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — LEASES

The Company has various operating leases for office space and photocopiers. The lease agreements do not specify an explicit interest rate. The Company’s management believes that the Hong Kong Dollar Best Lending Rate (“BLR”) was the most indicative rate of the Company’s borrowing cost for the calculation of the present value of the lease payments; the rate used by the Company as quoted by the BLR ranged from 5.25% to 6.13% (2024: 5.00% to 6.13%).

As of December 31, 2024 and 2025, the right-of-use assets totaled $130,134 and $94,573, respectively.

As of December 31, 2024 and 2025, lease liabilities consist of the following:

	As of December 31,
	2024	2025
Lease liabilities – current portion	$101,947	$56,266
Lease liabilities – non-current portion	29,378	39,177
Total	$131,325	$95,443

During the years ended December 31, 2023, 2024 and 2025, the Company incurred total operating lease expenses of $120,626, $104,351and $118,769 respectively.

Other lease information is as follows:

	As of December 31,
	2024	2025
Weighted-average remaining lease term – operating leases	1.3 years	1.7 years
Weighted-average discount rate – operating leases	5.99%	5.52%

The following is a schedule of future minimum payments under operating leases as of December 31, 2025:

As of December 31,
2026	60,205
2027	30,462
2028	10,153
Total lease payments	100,820
Less: imputed interest	(5,377)
Total operating lease liabilities, net of interest	$95,443

NOTE 16 — OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consisted of the following:

	As of December 31,
	2024	2025
Provision for staff bonus	$80,552	$58,603
Accrued staff salaries	18,049	129,737
Accrued administrative expenses	346,732	309,028
Other payables	—	5,051
Total	$445,333	$502,419

NOTE 17 — ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	As of December 31,
	2024	2025
Freight fee and other handling charges	$11,307,340	$10,292,377
Freight fee and other handling charges – related parties	221,098	32,798
Total	$11,528,438	$10,325,175

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 — BORROWINGS

As of December 31, 2024 and 2025, interest-bearing borrowings consist of the following:

		As of December 31,
	Notes	2024	2025
Secured bank loan, due October 2040	(1)	$—	$2,727,955
Other secured borrowings	(2)	—	2,009,569
Total		$—	$4,737,524

Notes:

(1)	As of December 31, 2025, the secured bank loan was obtained from Nanyang Commercial Bank, Limited and bears interest at Hong Kong dollar prime rate minus 1.2% per annum. The bank borrowing is collateralized by the Company’s property with an aggregate net carrying amount of $4,221,256 and restricted cash of $2,198,786. The secured bank loan contains a repayment-on-demand clause and is therefore classified as a current liability. Interest expense of $26,365 (2024: Nil) on this secured bank loan was recognized for the year ended December 31, 2025.

(2)	The other secured borrowings were obtained from a financial institution, an independent third party, and are collateralized by marketable equity securities with a carrying amount of $4,980,098 as of December 31, 2025. The borrowings bear interest at 19.50% per annum and have no fixed repayment terms. Interest expense of $8,687 (2024: Nil) on these borrowings was recognized for the year ended December 31, 2025.

As of December 31, 2025, annual maturities on bank borrowings maturing in the next five fiscal years and thereafter are as follows:

As of December 31,
2026	$244,925
2027	244,925
2028	244,925
2029	244,925
2030	244,925
Thereafter	2,408,426
$3,633,051

NOTE 19 — WARRANTS

Unit purchase options

In connection with the Business Combination, there were 431,250 unit purchase options held by Maxim Partners LLC, which can be exercised until January 17, 2027, at an exercise price of $11 per unit. As of December 31, 2024 and 2025, none of the unit purchase options have been exercised. The fair value of the unit purchase options was determined by using the Black-Scholes model using the following assumptions: (1) expected volatility of 15.39%, (2) risk-free interest rate of 4.36%, (3) time to expiration of 2.5 years, (4) exercise price of $11 per unit and (5) share price of $3.41 per unit as of the grant date. Due to the market conditions of the Company’s share prices, the fair value of the unit purchase options was not material to the audited consolidated financial statements for the years presented.

The Warrants issued in the Private Placement

In November 2025, the Company issued 5,332,216 Warrants in the Private Placement to purchase up to 10,664,432 Ordinary Shares at an exercise price of $2.16 per Ordinary Share, with a term of five years expiring in November 2030. As of December 31, 2025, 5,332,216 Warrants to purchase 10,664,432 Ordinary Shares were outstanding.

A summary of the activity of the Warrants issued in the Private Placement is presented in the following table:

	For the year ended December 31,
	2024	2025
Warrants issued	$—	$15,654,091
Fair value change in the warrant liabilities	—	6,729,709
Total	$—	$22,383,800

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 — WARRANTS (cont.)

The following are the assumptions used in valuing the warrant liabilities by Black-Scholes model as of the issuance date and December 31, 2025 (in percentages, except as noted):

	As of
	The issuance date	December 31, 2025
Liquidity discount	21.80	21.80
Volatility	26.46	27.99
Risk-free rate	3.71	3.71
Expected life (years)	5.00	4.87
Dividend yield	0.00	0.00
Exercise price	$2.16	$2.16
Market price	$4.01	$4.88

NOTE 20 — SHAREHOLDERS’ EQUITY

Ordinary shares

As of December 31, 2024 and 2025, the Company was authorized to issue 62,500,000 ordinary shares including 50,000,000 Ordinary Shares and 12,500,000 Undesignated Shares, $0.0008 par value per share. The share data has been retroactively restated to reflect the current capital structure of the Company.

Business Combination

In connection with the Business Combination, the audited consolidated statements of changes in shareholders’ equity have been retroactively restated to reflect the number of shares received by PSI in the First Merger. The audited consolidated statements of changes in shareholders’ equity as of December 31, 2024 reflects the following transactions consummated in connection with the Business Combination in regards to outstanding ordinary shares of the Company: (i) the conversion of 200,000 ordinary shares of PSI to 2,500,000 of the Company’s ordinary shares; (ii) the conversion of AIB securities equivalents to 3,581,061 ordinary shares to 447,633 of the Company’s ordinary shares; (iii) issuance of 62,734 ordinary shares of the Company for underwriting and advisory services provided by Maxim Group LLC and its affiliate; and (iv) issuance of 25,000 ordinary shares of the Company for reverse recapitalization incremental cost.

Reverse Stock Split

Please refer to Note 1 regarding the Reverse Stock Split for details.

Private Placement

Please refer to Note 1 regarding the Private Placement for details.

Share options

In connection with the 2024 Plan as defined and mentioned in Note 21, 211,750 and 43,750 share options were exercised during the years ended December 31, 2024 and 2025, respectively. As of December 31, 2024 and 2025, 211,750 and 255,500 ordinary shares of the Company were issued accordingly.

Dividends

The ordinary shareholders are entitled to receive dividends, if and when declared by the Company’s board of directors. In November 2023, PSI declared and made dividends of $158.4 per ordinary shares in the amount of $3,964,212 to its ordinary shareholders. There is no declaration of dividends for the years ended December 31, 2024 and 2025.

Change of controlling shareholder

On August 26, 2025, certain shareholders of the Company entered into a definitive share purchase agreement with Great Rank Limited (the “Purchaser”) to transfer in aggregate 2,089,000 ordinary shares of the Company to the Purchaser. The controlling shareholder was then changed from Mr. Yee Kit Chan to Mr. Huaixi Yang accordingly. Mr. Huaixi Yang’s shareholding was further diluted after the Private Placement and he is no longer the controlling shareholder since then.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 — SHARE-BASED COMPENSATION

In July 2024, the board of directors of the Company approved the grant of 302,500 share options, representing 302,500 ordinary shares of the Company to certain directors, employees and consultants under the 2024 Share Incentive Plan of the Company. The maximum number of ordinary shares that may be issued under the 2024 Share Incentive Plan (the “2024 Plan”) is 315,878 ordinary shares. The exercise price is $0.08 per ordinary share.

Compensation expense is recognized over the vesting period of the share options based on the fair value of the shares at the grant date. The fair value of share options is determined using the Binomial Option Pricing Model. Certain shares vest on the grant date or the first anniversary of the vesting commencement date, while others vest on the second anniversary. As of December 31, 2024 and 2025, a total of 302,500 shares have been granted under the 2024 Plan.

The weighted average grant date fair value is $2.96 (before giving effect to the Reverse Stock Split) for the year ended December 31, 2024. The following are the assumptions used in valuing the share options on the grant date during the year ended December 31, 2024 (in percentages, except as noted):

As of the grant date
Volatility	15.69
Risk-free rate	4.12
Pre-vesting forfeiture rate	0.00 – 15.92
Dividend yield	0.00

A summary of changes in the Company’s nonvested share options for the year are summarized as follows:

	Number of shares	Weighted average grant date per share fair value
Balance at January 1, 2024	-	$-
Granted	302,500	23.72
Vested and exercised	(211,750)	23.49
Forfeited	(25,125)	24.25
Non-vested at December 31, 2024	65,625	$24.25

Balance at January 1, 2025	65,625	$24.25
Vested and exercised	(43,750)	24.94
Forfeited	(12,125)	22.87
Non-vested at December 31, 2025	9,750	$22.87

As of December 31, 2024 and 2025, there was $980,056 and $29,696, respectively, of total unrecognized share-based compensation expenses related to nonvested shares granted under the 2024 Plan. The cost is expected to be recognized within 1 year (2024: over a period of 1 to 2 years). The total fair value of share options vested during the year ended December 31, 2024 and 2025 was $4,973,991 and $1,091,293 respectively.

The share-based compensation expenses related to share options are recorded as components of general and administrative expenses.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 — DISAGGREGATED REVENUES

Information for the Company’s breakdown of revenues by service type for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
Freight forwarding services
– Air freight	$138,683,827	$85,621,326	$52,236,937
– Ocean freight	1,336,418	1,509,863	841,734
Subtotal	140,020,245	87,131,189	53,078,671
Ancillary logistic services	224	35,280	72,413
Total	$140,020,469	$87,166,469	$53,151,084

Information for the Company’s breakdown of revenues from freight forwarding services for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
Export shipments
– Air	$138,665,566	$85,613,133	$52,234,196
– Ocean	1,314,374	1,503,045	839,416
Subtotal	139,979,940	87,116,178	53,073,612

Import shipments
– Air	$18,261	$8,193	$2,741
– Ocean	22,044	6,818	2,318
Subtotal	40,305	15,011	5,059

Total	$140,020,245	$87,131,189	$53,078,671

Information for the Company’s breakdown of export revenue destination for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023		2024		2025
United States	$122,275,056	87.35%	$61,745,629	70.88%	$37,762,127	71.14%
United Kingdom	3,725,207	2.66%	6,012,265	6.90%	3,704,292	6.98%
The Netherlands	7,703,309	5.50%	6,401,024	7.35%	2,848,598	5.37%
Others (Note)	6,276,368	4.49%	12,957,260	14.87%	8,758,595	16.51%
Total export revenue	$139,979,940	100%	$87,116,178	100%	$53,073,612	100%

Note: Others represent a number of countries including, among others, Canada, Qatar and France and Mexico, etc.

Information for the Company’s breakdown of revenues by types of customers for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
Freight forwarders	$139,475,411	$86,762,856	$52,864,407
Direct customers	545,058	403,613	286,677
Total	$140,020,469	$87,166,469	$53,151,084

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — INCOME TAX

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

For the years ended December 31, 2023, 2024 and 2025, the Company generated substantially all of its taxable income in the Hong Kong. The income tax expenses records in the Company’s result of operations are almost entirely attributable to income earned in the Hong Kong. Should the Company’s operations expand or change in the future, where the Company generates taxable income in other jurisdictions, the Company’s effective tax rates may substantially change.

Significant components of the provision for income tax are as follows:

	For the years ended December 31,
	2023	2024	2025
Domestic
Hong Kong profits tax:
– Current year	$1,408,470	$72,280	$—
– Tax reduction	(1,154)	—	—
– Under (Over) provision for prior years	(25,587)	(430,964)	1,728
Income tax expenses (benefit)	$1,381,729	$(358,684)	$1,728

The effective tax rates on income (loss) before income tax for the years ended December 31, 2023, 2024 and 2025 was 23.05%, 6.93% and 0.01%, respectively.

The Company is headquartered in Hong Kong and the subsidiaries incorporated in Hong Kong functions as the Company’s primary business operation center. Therefore, the Company uses Hong Kong’s income tax rate as applicable statutory income tax rate. As previously disclosed for the years ended December 31, 2023 and 2024, prior to the adoption of ASU 2023-09, a reconciliations of the differences between the Hong Kong statutory income tax rate and the Company’s effective income tax rate are as follows:

	For the years ended December 31,
	2023	2024
Hong Kong statutory income tax rate	16.50%	16.50%
– Non-taxable income	(0.30)%	0.26%
– Non-deductible expenses	7.31%	(17.90)%
– Temporary difference not recognized	0.34%	(0.09)%
– Tax reduction	(0.02)%	—%
– Income tax at concessionary rate	(0.35)%	0.41%
– Tax losses not recognized	—%	(0.52)%
– Under/over provision for prior years	(0.43)%	8.32%
– Others	—%	(0.05)%
Effective tax rate	23.05%	6.93%

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 — INCOME TAX (cont.)

The table below provides the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025. See Note 2 - Summary of Significant Accounting Policies for additional details on the adoption of ASU No. 2023-09.

Income (loss) before provision for income tax were generated in the following jurisdictions:

For the year ended December 31, 2025
Domestic component
Hong Kong	347,556
Foreign components
BVI	(29,613)
Cayman	(15,529,395)
Total	(15,211,452)

A reconciliation of the Hong Kong statutory income tax rate of 16.5% to the Company’s effective income tax rate for the year ended December 31, 2025 is as follows:

	For the year ended December 31, 2025
Loss before provision for income tax	(15,211,452)
Hong Kong income tax rate	(2,509,890)	16.50%
Foreign tax effects
Statutory tax rate difference between foreign jurisdictions and Hong Kong	2,567,236	(16.88)%
Other nontaxable or nondeductible items, net	(36,777)	0.24%
Temporary differences not recognized	(20,569)	0.14%
Under provision in prior years	1,728	(0.01)%
	1,728	(0.01)%

Significant components of the Company’s net deferred tax asset were as follows:

	As of December 31,
	2024	2025
Deferred tax asset
Net operating loss carryforwards	$27,143	$27,143
Total deferred tax asset	27,143	27,143
Valuation allowance	(27,143)	(27,143)
Total	$—	$—

All net operating loss carryforwards are in Hong Kong and do not expire.

Realization of the Company’s deferred tax asset is dependent upon the Company generating sufficient taxable income in future years to obtain benefit from the reversal of temporary differences.

Management considered all available evidence under existing tax law and anticipated expiration of tax statutes and determined that a valuation allowance of $27,143 and $27,143, respectively, was required as of December 31, 2024 and 2025 for the deferred tax asset due to the unpredictability of future profit streams.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — RELATED PARTY TRANSACTIONS

(a) Names and relationship of related parties:

Existing relationship with the Company
Rich Fame International Limited

At 31 December 2025, it was owned as to 50%, 25% and 25% by Mr. Yee Kit Chan, one of the directors of the Company, Ms. Jingyu Hao (the spouse of Mr. Chan), and Ms. Hoi Huen Heidi Chan (the daughter of Mr. Chan), respectively.

At 31 December 2024, it was wholly owned by Ms. Jingyu Hao.

Top Star E-Commerce Logistics Limited	Director and shareholder is Ms. Sau Fong Leung, the spouse of one of the directors of PSIHK, Mr. Kin Yin Alfred Kwong.
Profit Sail International Express (SZX) Company Limited	One of the shareholders and sole director is Ms. Jingyu Hao, the spouse of Mr. Chan.

(b) Summary of balances with related parties:

		As of December 31,
Amounts due to related parties:	Notes	2024	2025
Profit Sail International Express (SZX) Company Limited	(1)	$3,056	$21,554
Rich Fame International Limited	(1)	104,231	45,000
Total		$107,287	$66,554

		As of December 31,
Amount due from a related party:	Notes	2024	2025
Profit Sail International Express (SZX) Company Limited	(2)	$—	$938,938
Total		$—	$938,938

Notes:

(1)	Advances from related parties to the Company and general and administrative expenses paid by the related parties on behalf of the Company. Amounts due to related parties are non-trade, unsecured, non-interest bearing and repayable on demand.

(2)	Amount due from a related party represents the freight forwarding service fee paid on behalf of the related party by the Company. Management is in the opinion that such expense paid on behalf arrangement is solely for the purposes of the Company’s business development in the Chinese Mainland and it is in accordance with the applicable laws and regulations. Substantially all the amount has been subsequently settled in April 2026.

Amount due from a related party is presented net of allowance for expected credit losses:

	As of December 31,
	2024	2025
Amount due from a related party	$—	$939,370
Less: allowance for expected credit losses	—	(432)
Total	$—	$938,938

The movement of allowance for expected credit losses is as follows:

	As of December 31,
	2024	2025
Balance at beginning of the year	$(948)	$—
Reversal (Provision)	948	(432)
Total	$—	$(432)

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 — RELATED PARTY TRANSACTIONS (cont.)

(c) Summary of related party transactions:

A summary of trade transactions with related parties for years ended December 31, 2023, 2024 and 2025 are listed below:

	For the years ended December 31,
Services fee income from related parties:	2023	2024	2025
Profit Sail International Express (SZX) Company Limited	$346,705	$260,046	$963,344
Total	$346,705	$260,046	$963,344

The amounts for the years ended December 31, 2023, 2024 and 2025 represented services fee income from provision of logistics and freight handling services based on a mutually agreed price for each transaction.

	For the years ended December 31,
Freight charges and other handling charges charged by related parties:	2023	2024	2025
Profit Sail International Express (SZX) Company Limited	$706,432	$1,699,760	$694,798
Top Star E-Commerce Logistics Limited	4,316,065	492,052	—
Total	$5,022,497	$2,191,812	$694,798

The amounts for the years ended December 31, 2023, 2024 and 2025 represented charges paid for freight and other handling services based on a mutually agreed price for each transaction.

	For the years ended December 31,
Other income – management fee income from related parties:	2023	2024	2025
Profit Sail International Express (SZX) Company Limited	$25,961	$17,103	$14,272
Total	$25,961	$17,103	$14,272

The amounts for the years ended December 31, 2023, 2024 and 2025 represented services fee income from provision of management services based on the contractual terms of the related agreements. On April 15, 2019, the Company entered into several management fee agreements with Profit Sail International Express (SZX) Company Limited for the provision of management services including administrative, handling and office services, effective from May 1, 2019. The agreements shall remain valid until further notice by both parties. The annual management fee was based on the Company’s workload devoted to the related party.

	For the years ended December 31,
I.T. maintenance fee charged by a related party:	2023	2024	2025
Rich Fame International Limited	$359,090	$109,231	$—
Total	$359,090	$109,231	$—

The amounts for the years ended December 31, 2023, 2024 and 2025 represented charges paid for information technology services based on the contractual terms of the related agreement.

On January 1, 2020, the Company entered into an agreement with Rich Fame International Limited for the provision of information technology services including maintenance, consultancy and hosting services. The agreement was effective for a 12-month term from January 1, 2020 to December 31, 2020 and continuing thereafter on an annual or a half-year basis. The service decreased to Nil in 2025 because the Company hired internal I.T. staff for I.T. maintenance. The annual information technology services fee was equivalent to approximately $359,090, $109,231 and Nil for the years ended December 31, 2023, 2024 and 2025, respectively.

PS INTERNATIONAL GROUP LTD.

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 — SEGMENT INFORMATION

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

NOTE 26 — SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the audited consolidated financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence with respect to conditions that existed at the dates of the balance sheets, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence with respect to conditions that did not exist at the date of the balance sheet but arose subsequent to that date. The Company has analyzed its operations subsequent to December 31, 2025 to the date of April 30, 2026, these audited consolidated financial statements were issued, and has determined that it does not have any material events to disclose, except disclosed below or elsewhere in the notes to the audited consolidated financial statements.

(a)	Exercise of Warrant

On February 3, 2026, the Company issued 6,753,470 shares of common stock to investors in exchange for all the existing Warrants issued in the Private Placement that included an alternate cashless exercise provision held by the investors pursuant to the warrant agreement. The fair value of the surrendered Warrants exceeded the fair value of the 6,753,470 shares of common stock issued. Accordingly, there was no deemed dividend recorded in connection with the warrant agreement. The fair value of the 6,753,470 shares of common stock issued was $5.8899 per share or $39,777,265 based on the quoted trading price on the exchange date.

(b)	The U.S.-Israel-Iran conflict

The U.S.-Israel-Iran conflict directly disrupts the China-U.S. seaborne and air freight forwarding businesses in which the Company operates. The Company’s business is mainly focused on the air freight forwarding services. The U.S.-Israel-Iran conflict has disproportionately affected air freight, even though China-U.S. routes do not overfly Iran directly. China-U.S. air lanes are not directly blocked. However, global rerouting has resulted in a broader airspace squeeze. Carriers have shifted widebody freighters from China-U.S. routes to China-Europe routes for higher yields, and some flights avoid Middle East-related airspace and take the north polar routes, resulting in reduced payload per trip.

The current Middle East situation may have an adverse impact on the Company’s business and, as it has done, could in the future reduce the Company’s China-U.S. freight forwarding services due to capacity constraints. The Company may also not be able to fully pass on increased rates and surcharges to customers. Management is currently assessing the impact that such conflict may have on the Company’s operations for the year ending December 31, 2026.